Confidential Treatment Requested by Hexion Holdings Corporation

As submitted confidentially to the Securities and Exchange Commission on March 13, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hexion Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	2821	84-2191440
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 East Broad Street

Columbus, Ohio 43215

Attention: Corporate Secretary

(614) 225-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas A. Johns

Executive Vice President and General Counsel

Hexion Holdings Corporation

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David S. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Marcel Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase, if any. See “Underwriters.”
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Hexion Holdings Corporation

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 13, 2020

PRELIMINARY PROSPECTUS

                Shares

Hexion Holdings Corporation

Class A common stock

This is the initial public offering of Hexion Holdings Corporation, a Delaware corporation. We are offering                shares of Class A common stock and the selling stockholders identified in this prospectus are offering                shares of Class A common stock.

We expect the public offering price to be between $         and $         per share. Prior to this offering, no public market exists for the shares. We intend to apply to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “HXN.”

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 21 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)	See “Underwriters” for additional information regarding the underwriters’ compensation and reimbursement of expenses.

The underwriters may also exercise their option to purchase up to an additional                shares of Class A common stock from us at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about                 , 2020.

Morgan Stanley

The date of this prospectus is                , 2020

Confidential Treatment Requested by Hexion Holdings Corporation

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: none of us, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

Until                 , 2020, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PRESENTATION OF FINANCIAL INFORMATION

Prior to July 1, 2019, the date we emerged from bankruptcy (the “Emergence Date”), Hexion Holdings Corporation had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, with respect to periods prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of Hexion Inc. for the periods presented and do not give effect to our plan of reorganization or any of the transactions contemplated thereby or the adoption of fresh start accounting. Such financial information may not be representative of our performance or financial condition after the Emergence Date.

NON-GAAP FINANCIAL MEASURES

This prospectus includes certain non-GAAP financial measures, including EBITDA, Segment EBITDA, Pro Forma EBITDA and Non-GAAP combined results. For a discussion of the limitations on these measures, the rationales for using these measures and a reconciliation of these measures to the most directly comparable measures used in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), see “The Offering—Summary Historical and Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest available third-party data and our internal analysis and estimates. We determined our market share and market positions utilizing periodic industry publications. If we were unable to obtain relevant periodic industry publications, we based our estimates on our knowledge of the size of our markets, our sales in each of these markets and publicly available information regarding our competitors, as well as internal estimates of competitors’ sales based on discussion with our sales force and other industry participants.

Although we believe that the third-party sources are reliable, neither we, the selling stockholders nor the underwriters have independently verified market industry data provided by third parties or by industry or general publications, and neither we, the selling stockholders nor the underwriters take any further responsibility for this data. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources, and we cannot assure you that they are accurate. While we are not aware of any misstatements regarding any industry data presented in this prospectus or the documents incorporated herein by reference, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements.”

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including Bakelite®, Cardura™, EcoBind™, Epi-Rez™, EPIKOTE™, EPIKURE™, VeoVa™ and Versatic™. This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we

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will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “might,” “plan,” “estimate,” “may,” “will,” “could,” “should,” “seek” or “intend” and similar expressions. Forward-looking statements reflect our current expectations and assumptions regarding our business, the economy and other future events and conditions and are based on currently available financial, economic and competitive data and our current business plans. Actual results could vary materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors as discussed in the “Risk Factors” section of this prospectus. While we believe our assumptions are reasonable, we caution you against relying on any forward-looking statements as it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	a weakening of global economic and financial conditions, interruptions in the supply of or increased cost of raw materials;

•	the loss of, or difficulties with the further realization of, cost savings in connection with our strategic initiatives;

•	the impact of our substantial indebtedness;

•	our failure to comply with financial covenants under our credit facilities or other debt;

•	pricing actions by our competitors that could affect our operating margins;

•	changes in governmental regulations and related compliance and litigation costs; and

•	other factors, including the factors discussed in the “Risk Factors” section of this prospectus.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The forward-looking statements made by us speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

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PROSPECTUS SUMMARY

This summary highlights the more detailed information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.”

In this prospectus, except as otherwise indicated, or as the context may otherwise require, all references to “Hexion,” the “Company,” “we,” “us,” and “our,” (i) with respect to periods prior to and including the Emergence Date (July 1, 2019) (the “Predecessor period”), refer to Hexion Inc. and its subsidiaries and (ii) with respect to periods after the Emergence Date (the “Successor period”), refer to Hexion Holdings Corporation and its subsidiaries.

Our Company

Overview

We are a leading global producer of adhesives, coatings and composites materials. Our products include a broad range of critical components and formulations used to impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength to our customers and their customers’ final products. As such, our products sold to our customers are highly value-added contributions to their final work product, even though they often represent only a small portion of the overall end-product cost. We serve highly diversified growing end-markets such as residential and non-residential construction, wind energy, industrial, automotive, consumer goods and electronics.

Our products are well aligned with global mega-trends, which we believe are being driven by stringent safety requirements and regulations, growing urbanization and an increasing need for lighter, stronger, higher performance and engineered materials in many end-markets such as aerospace, automotive, energy and construction. We produce resins that are used in the formulation of adhesives, coatings and composites. Such resins are part of the broader thermoset resin industry. Thermosets are materials that permanently cure, harden or set in a final product application. Thermoset resins are generally considered specialty chemical products because they are principally produced based on customer product specifications and sold on the basis of performance, technical support, product innovation and customer service. We believe we have the broadest range of thermoset resin technologies in the world. We expect that favorable industry dynamics will continue to drive thermoset growth ahead of global GDP, driven by customers’ preferences that are shifting towards green energy, energy efficient production and lower volatile organic compounds (“VOCs”). We address our customers’ increasing sustainability requirements through our products such as the NextGen EpoxyTM waterborne system that delivers a low-VOC emitting system in construction, transportation and agricultural equipment markets, and the EPIKOTETM resin systems and EPICURETM curing agents that provide strength and fatigue performance for larger and heavier rotor blades in wind turbines.

We have leading market share positions across our integrated and global manufacturing platform in well-structured markets with over 80% of our sales being products that have the number one or two global positions. We are the number one wood adhesive supplier in the United States, Canada, Brazil and Australia. In composites, we are one of only three global suppliers in the epoxy resin market and we have leadership positions in each of the key end-markets and regions in which we participate. In addition to market leadership, we are integrated from key intermediates to final products, which gives us significant competitive advantages through a cost-effective position, security of supply and stable integrated margins across our value chain. Our manufacturing is localized, providing additional stability and barriers to entry due to the proximity of our sites to our customers. For example, the majority of our wood adhesive and merchant formaldehyde products are delivered through our pipelines or through truck and rail within the region to our customers.

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In January 2020, we changed our reporting segments to align around our two growth platforms, Adhesives and Coatings & Composites. Our Adhesives segment produces construction and industrial adhesives and additives for energy and agricultural applications. In our Coatings & Composites segment, we produce resins used in energy, aerospace and automotive, as well as other high performance coatings applications. Our integrated manufacturing platform allows us to supply our derivatives internally and sell excess material to the market. We sell this excess material as Intermediates & Derivatives in the Adhesives segment and Base Chemicals in the Coatings & Composites segment. Our Adhesives segment had net sales of $2.0 billion and Segment EBITDA of $311 million for the year ended December 31, 2019. Our Coatings & Composites segment had net sales of $1.3 billion and Segment EBITDA of $156 million for the year ended December 31, 2019. Note that our financial statements for the year ended December 31, 2019, which are included in this prospectus, are presented under our previous segment structure.

Our products are sold in approximately 85 countries to more than 3,100 customers. Our manufacturing network consists of 45 production facilities with regional and global supply to our customers in the United States, Europe, China, Latin America and Australia. We have approximately 4,000 employees with total net sales of $3.4 billion for the year ended December 31, 2019.

The breakdown of our diversified end-markets and global exposure are included below:

2019 Net Sales by End-Market	2019 Net Sales by Origin

Our Business

Adhesives Segment

We are a leading producer of adhesive materials used in building products, furniture, industrial and automotive applications. Our adhesives are based on two vertically integrated production platforms: formaldehyde-based resins and phenolic-based resins. These adhesive materials are critical components that provide the structural integrity from their binding properties to structural and decorative wood products such as oriented strand board, plywood and medium density fiberboard. Our products also enable critical properties in industrial products such as abrasives, friction materials and acoustical insulation. We engineer our products with customized specifications based on collaboration with our customers who interface with our regional commercial, technical support and research and development organization. Through these collaborative relationships, we help our customers address the shifting requirements of their products due to new performance

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requirements, new standards related to workplace safety, new environmental standards and increasing energy conservation requirements.

Sub-segment / Products	Key Applications	Key Product Attributes
Construction Adhesives (62% of 2019 Segment Sales)

• Wood Adhesives: Phenol Formaldehyde, Amino Resins (Urea Formaldehyde, Melamine Formaldehyde), Laminates and Derivatives, Specialty	• Plywood, particleboard, oriented strand board, medium density fiberboard, laminated veneer lumber particleboard, laminated beams, cross-laminated timber, truck-decking	• Structural integrity, thermal stability, durability, moisture resistance

• Wax Emulsions	• Panel board, specialty applications	• Long-term stability, consistency, water absorption, lubrication

• Insulation: Mineral Wool Bonding, Phenolic Foams	• Fiberglass insulation, fiberglass mat and coatings, floral foam, insulating foam	• Imparts softness, shape recovery, moisture resistance and fire resistance • Low thermal conductivity, minimal density
Industrial Adhesives (18% of 2019 Segment Sales)

• Phenolic Specialty Resins: Abrasives, Refractory, Molding Compounds, Foundry	• Household goods, sandpaper, abrasive wheels	• Binding qualities, high heat and strength properties

• Phenolic Specialty Resins: Friction, Acoustical Bonding, Filtration, Rubber & Tire, Resin Encapsulated Proppants	• Acoustical insulation, engine filters, brakes, friction materials	• Binding qualities, lightweighting
Intermediates & Derivatives (20% of 2019 Segment Sales)

• Formaldehyde: Solutions, Hexamine, Urea Formaldehyde Concentrates, Methaform	• Methylene diphenyl diisocyanate, butanediol, herbicides and fungicides, oil and gas production scavengers, fabric softeners, formaldehyde-based resins	• Essential chemical precursor

• Formaldehyde: Triazines	• Hydrogen sulfide scavenging for oil and gas applications	• Heat, stress and corrosion resistance

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The schematic below showcases certain applications for our Construction Adhesives products:

Coatings & Composites Segment

We are a leading producer of critical ingredients in highly engineered coatings and composites. In industrial coatings, our epoxy specialty resins are used to impart superior adhesion, corrosion resistance and other high-performance characteristics. In addition, we produce Versatic™ acid derivatives, VeoVa™ and Cardura™, which are branded ingredients sold to coatings companies to produce high-performance coatings applications. Our epoxy resins are also used as the key component in composite materials. Composite materials are high strength, yet lightweight materials that consist of our resins and a reinforcement material, such as glass and carbon fibers. We supply specialty epoxy resins to producers that make composites for wind blades, aerostructures and automotive parts among many other lightweight structural parts. Given our integrated platform, we supply liquid epoxy resins primarily to our epoxy specialty resins business and also to the external market. In addition, we supply Versatic™ acid to our derivatives business and to the external market. These products are in our Base Chemicals sub-segment. Products in our Coatings & Composites segment require collaboration with our customers and a technical and formulation expertise given that wind energy, automotive, aerospace and other industrial products are highly engineered for specific applications. These end-markets require demanding

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performance requirements for these structural components and have long development cycles and long in-use time horizons.

Sub-segment / Products	Key Applications	Key Product Attributes
Composites (28% of 2019 Segment Sales)

• Epoxy Specialty Resins: Wind Infusion Resin, Bonding Paste, Electrical Castings, Composites

•   Wind turbine blades, pipes and tanks, automotive, aerospace, sports, boats, generators, bushings, transformers, switch gear components, post insulators, capacitors, automotive ignition coils, fiber sizing

• Superior adhesion, durability, high tensile strength, lightweighting
Performance Coatings (58% of 2019 Segment Sales)

• Epoxy Specialty Resins: Coatings, Civil Engineering, Waterborne Coatings	• Flooring, marine, shipping containers, steel structures, electronic laminates	• Superior adhesion, corrosion resistance, durability, long service life, broad application functionality

• Epoxy Resins: Liquid Epoxy Resins	• Automotive coatings, concrete coatings	• Durability, corrosion resistance, superior adhesion, long service life

• Versatic™ Acid & Derivatives: Re-dispersible Latex Powder, VeoVa™, Cardura™	• Automotive, industrial, architectural, construction	• Hydrolytic stability, water resistance, appearance, ease of application, adhesion and durability, low VOC emissions
Base Chemicals (14% of 2019 Segment Sales)

• Epoxy Resins & Intermediates: Bisphenol A, Bisphenol F, Epichlorohydrin	• Liquid and solid epoxy resins, polycarbonate resins, glycerol and derivatives	• Essential chemical precursors

• Versatic™ Acid & Derivatives: Acids	• Peroxides, pharmaceuticals, agrochemicals, adhesion promoters	• hydrolytic stability, heat resistance, solubility in non-polar compounds

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The schematics below showcase certain applications for our composites products:

Commercial / Aerospace

Wind Turbines

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Competitive Strengths

Leading End-Market Positions. We have long-standing number one or two positions in key markets in adhesives, coatings and composites that represented approximately 80% of our sales in the year ended December 31, 2019. We generally operate in end-markets where we are one of two or three global suppliers who can bring solutions to regional and global customers. We believe we have the broadest range of thermoset resin technologies in the world, with leading technical service, application development and research capabilities that we believe are unmatched in the sector. In addition, our facilities are well positioned to serve local customers in regional geographies. The majority of our wood adhesives resins and formaldehyde business are served to customers via pipelines or truck and rail within the region.

Segment / Sub-segment	Products	Leadership Position	Key Attributes
Adhesives
Construction Adhesives	Wood Adhesives	#1 in United States, Canada, Brazil and Australia	• Regional market (300-mile economically viable shipping radius) • Approximately two-and-a-half times bigger than next competitor

Industrial Adhesives	Phenolic Specialty Resins	#1 in Europe and North America	• Top two producers supply approximately half the market

Intermediates & Derivatives	Formaldehyde	#1 in North America	• Approximately three times bigger than next competitor • 40% of North America capacity
Coatings & Composites

Composites	Epoxy Resins	Waterborne coatings, aerospace and automotive, #1 in wind energy	• One of only three global players

Performance Coatings	Versatic™ Acid Derivatives	#1 Globally	• Only one other direct competitor in each of our product lines

Base Chemicals	Versatic™ Acid	#1 Globally	• Large scale producer provides backward integration
	Bisphenol A	North America / Europe

Strategically Aligned with End-Market Growth Drivers. Our products are well aligned with global mega-trends in urbanization and sustainability, as well as increasingly stringent safety and performance standards. Global urbanization is expected to result in ever increasing demands for more sustainable solutions, such as in energy, wind turbines, aerospace, automotive, agriculture and construction. Demand for carbon efficient buildings drives growth in our low-emitting coatings and our resins that enable engineered structural wood. We believe growth in many of our key applications is being driven by an increasing need for lighter, stronger, higher performance engineered materials, as well as improved fire, smoke and toxicity properties.

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Our wood adhesives business serves the growing U.S. housing market, both through remodeling activity and new construction. Wood adhesives support a more sustainable structural market where wood products use renewable materials, such as tree plantations, that use much less energy per ton and have a lower carbon footprint than traditional materials such as steel, glass and concrete. Our epoxy coatings and phenolic resins businesses serve the global industrial construction market, providing solutions for a wide range of applications, including protective coatings for infrastructure, such as bridges, tunnels, large buildings, piping, insulation and industrial machinery. The lightweighting trend in aerospace and automotive applications is driving growth of our composite business through our supply of epoxy resins into carbon fiber and glass fiber composites. Demand for our coatings products is growing as a result of the global trend to use lower VOCs in specialty coatings applications due to environmental concerns. We are only one of two global epoxy resin players in China with local waterborne coatings assets and have over 20 years of technology heritage. The demand for sustainable energy alternatives is driving growth in the wind energy market that has seen a global installed electrical capacity increase of 199% from 2010 to 2018. Additionally, the increase of wind blade length will multiply our growth in bonding paste and infusion resin systems.

Diverse End-Markets and Customer Base Stabilizes Earnings and Reduces Volatility. Our products sold to our customers are used in thousands of applications and sold into diverse end-markets such as residential and non-residential construction, furniture, energy, wind energy, industrial, automotive, consumer products and electronics. Residential construction, our leading end-market, represents only 17% of our total sales. Our broad product portfolio also addresses diverse applications and geographies within a single end-market. For example, our products are used in a broad set of automotive applications such as friction-control, acoustical bonding, lightweighting, filtration, engineered thermosets and tire applications, which are growing due to trends in automotive materials that require the reduction of noise in electric vehicles and lightweighting to improve fuel efficiency. Our wood adhesives products are critical to engineered panel board production across diverse geographies including the United States, Canada, Brazil and Australia. Across our entire portfolio, we sell our products in approximately 85 countries. Our products are sold to a diverse global and regional set of customers that consist of more than 3,100 companies, with our top ten customers accounting for approximately 20% of our net sales. Our largest customer accounts for approximately 3% of our sales. Our global customers include leading multinational companies that collaborate with us to develop global product solutions. Many of these blue-chip companies are leaders in their respective industries such as 3M, Akzo Nobel, BMW, Airbus, BASF, Huntsman, Bayer, Norbord, PPG, DuPont, Ford, Saint-Gobain and Weyerhaeuser.

Leading Technology Platform Across Products and Applications. We have a leading technology platform of products that address critical performance attributes for our customers and their customers’ products through our global and regional network. Our product technologies are centered around our broad thermoset platform with leading research, applications development and technical service capabilities. We have 22 research and development sites and three innovation centers where we collaborate with local and global customers to develop customized products and solutions. These sites and innovation centers are located globally in North America, South America, Europe and Asia. We have the broadest wood adhesives platform with over 700 unique SKUs of products that make up the industry’s leading technology. Our phenolic resins are part of an almost 100 year heritage of industry innovation, with products under our Bakelite®, Duralite™ and Resonance™ brands that have consistently created the leading edge products. Our epoxy resins provide unique solutions and capabilities in the wind energy (over 20-year history), waterborne coatings (over 30 years of research and development heritage), aerospace composites and automotive markets. Our VeoVa™ and Cardura™ products provide a unique technology to the market to allow coatings players to both lower VOCs and provide high performance. Our new product sales across the portfolio represented approximately 20% of our total sales in each of the last five years. In addition, we are strategically located near our customers with large-scale facilities such as Edmonton, Canada and Springfield, Oregon, which enables a low-cost position. In Coatings & Composites, we have the only continuous epoxy production lines in Deer Park, Texas and Pernis, Netherlands, which allow us to have cost efficient manufacturing capability.

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Tailored Solutions and Regional Customer Engagement. We engage our customer base by providing solutions for their product development and formulation needs. We provide these solutions on both a global and regional basis. We utilize a network of technical sales, commercial development centers and research and development facilities to provide collaborative solutions. In wood adhesives we have experts who develop customer products and are embedded at our customers’ panelboard facilities. We offer panelboard pilot facilities in North America, Latin America, Europe and Asia Pacific for customers to test new products or create existing product modifications. Our epoxy coatings and composites platform engages in joint research and co-development with customers given their specifications unique to wind energy, aerospace, specialty coatings and automotive applications with long product life cycles. In 2017, we completed an expansion of the technology center at our Edmonton, Alberta site to focus on developing next generation resin chemistry for panel production. We also recently constructed an Application Development Center in Shanghai, China that will support new product development and customer collaboration to accelerate growth in growing waterborne coatings and composite applications. Our Versatic™ acids and derivatives business works with customers in regional labs based in Belgium, France, United States, Canada and China where customers utilize our unique polymerization, formulation and synthesis capabilities unmatched in the industry. In our Coatings & Composites segment we have multiple regional research and development tech centers and product support labs where we partner with our customers to develop leading formulations for highly specified coatings, electronics and industrial applications. We believe our tailored solutions and intimate customer engagement have allowed us to maintain industry leadership, profitability and growth potential.

Integrated Value Chain Provides Stability and Competitive Advantage. We produce a majority of the critical intermediates for our key products across our portfolio. This integration gives us significant competitive advantages through cost effective production, security of supply to us and our customers and less volatility in our overall input costs. For example, we supply essentially all of the formaldehyde needed for our construction and adhesives business. Our North American and European specialty coatings and composites are 100% supplied through our backward integration via our world-scale liquid epoxy resin facilities. Our Cardura™ and VeoVa™ products source 100% of their Versatic™ acids needs from our facilities. This integrated platform allows us to lower costs through sourcing locally, often through pipelines, to reduce delivered costs of raw materials. In addition, we have the ability to run our intermediates facilities at high utilization rates to lower our operating cost per ton due to our internal needs for base-load operations.

Strong and Stable Free Cash Flow. We expect to generate strong and stable free cash flow given our limited working capital requirements, a right-sized capital structure, low capital-intensive operations and pass-through customer contract structures. In the second half of 2019, we generated cash flow from operations of $224 million. Year-end net working capital averaged approximately 10% of sales from 2015 through 2019, which is top decile in the chemical industry. Our annual investment in maintenance and environmental capital expenditures has typically ranged between $70 million and $90 million, which was approximately 2% of sales in 2019.

In a majority of our business, we benefit from strong contract structures that allow for raw material pass-through. In our formaldehyde and wood adhesives businesses, we leverage third-party raw material indexes to periodically adjust contractual and non-contractual pricing for approximately 90% of revenue, which has produced consistent material margins. In our phenolic resins business, over 70% of our material is under contract with formula pricing to pass through raw materials. We expect these attributes to help produce more stable profit and free cash flow through fluctuating raw material price environments.

Experienced Management Team with Impressive Track Record. Our management is highly experienced with a history and track record of creating value at other public companies. Craig Rogerson, our Chief Executive Officer, was chief executive officer of Chemtura Corporation for over seven years. Our key segments leaders each have over 20 years of relevant industry experience. In addition, our management team has reduced fixed costs by $78 million between 2017 and 2019. In addition, as a result of this team, the portfolio has been better

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positioned with a new product focus, where our new products across the portfolio have consisted of approximately 20% of our sales from 2014 to 2019.

Strategy

Our strategy is focused on increasing shareholder value by increasing our profit and free cash flow generation dollars through initiatives to grow our businesses from our foundation of attractive products and end-market demand. We continually seek to introduce new products to address our growing end-market needs. In addition, we plan to increase volumes and manage costs to create significant operating leverage from our well-invested base of technologies and global production. We also plan to optimize our portfolio to broaden and deepen our specialty product solutions.

Introduce New Products to Address Our Growing End-Markets. We have a platform of technologies in thermoset markets that we will leverage to continue to introduce new products to address market growth which is being driven by increasing urbanization, increasing stringent safety requirements and increasing sustainability trends. Our new products across the portfolio have consisted of 20% of our sales from 2014 to 2019. We intend to continue this new product focus with our global commercial, technical support and research and development base of people and capabilities, such as in our commercial development centers and regional labs. For example, our new proprietary bonding paste for wind turbine blades enables the production of increasingly long blades, which create turbines with greater efficiency. Our waterborne coatings will address the increasing requirements by global customers to drive lower VOCs in industrial coatings. Our BPA-Free can coating materials address changing consumer preferences. Our composite materials will address sustainability through enabling automotive lightweighting for manufacturers by replacing heavier metal components to enable improved fuel efficiency. Our wood adhesive systems are ideal for new building applications, such as cross-laminated timbers for multi-story commercial buildings, for example. Our constantly developing pipeline should drive growth of our business to increase profit and margin to increase shareholder value.

Focus on Driving Growth Through Productivity and Operating Leverage. We have continued to invest over the last decade in growing our global and regional commercial base, developing our research and development capabilities and expanding our production network. As we address our attractive growing markets through increased volumes of existing and new product sales, we intend to improve our profit through operating leverage across our global and regional base of operations. We also have a track record of effectively managing our cost base. For example, we reduced fixed costs by $78 million from 2017 to 2019. We believe this stable fixed cost base will support future operating leverage driven by increasing volumes. We believe we have sufficient capacity available in our formaldehyde and epoxy resin business to benefit from increased growth without need for increased capital investment or fixed costs. We will invest to support our businesses that have limited excess capacity, such as our intention to add phenolic resin capacity to expand our adhesives and binders business at our Brimbank, Australia site.

Optimize Portfolio Through Targeted Strategic Mergers and Acquisitions. We plan to productively optimize our portfolio of businesses and solutions by focusing on the most attractive businesses we have today and through strategic bolt-on acquisitions. We believe our optimization, through divestitures, acquisitions and joint ventures, will drive our businesses to areas where our solutions and products achieve attractive margins based on their performance enabling characteristics for customers and where we can achieve high and increasing returns over the long term. We intend to explore new product technologies that complement our existing thermoset solution base and customer application set and/or our downstream formulation expertise. In addition, we intend to evaluate regional additions in our current product set that can broaden our global reach. Our acquisitions will be evaluated under a disciplined return on capital requirement considering achievable synergies. We believe this portfolio optimization will position us to expand globally as a stronger and higher valued specialty chemical company with capabilities to continue to deliver best-in-class solutions to our customers.

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Confidential Treatment Requested by Hexion Holdings Corporation

Emergence Transactions

On July 1, 2019 (the “Emergence Date”), we emerged from bankruptcy proceedings pursuant to the terms of a Plan of Reorganization (the “Plan”). On the Emergence Date, we consummated the following exit financings (collectively, the “Exit Financings”) in accordance with the Plan:

•	We issued $450 million aggregate principal amount of 7.875% Senior Notes due 2027 (the “Senior Notes”);

•

We entered into a new $350 million asset-based revolving credit facility (the “ABL Facility”) and a new $1,200 million senior secured term loan facility (the “Term Loan Facility” and, together with the ABL Facility, the “Credit Facilities”); and

•	We raised $300 million of gross cash proceeds from a rights offering (the “Rights Offering”) of our Class B common stock to certain eligible holders of Hexion Inc.’s pre-petition notes under the Plan.

In this prospectus, the “Emergence Transactions” refers, collectively, to the consummation of the Plan and related transactions, including the application of fresh start accounting principles, the consummation of the Rights Offering, the entry into the ABL Facility, the entry into the Term Loan Facility and the borrowing of $1,200 million thereunder, the issuance of the Senior Notes and the application of the proceeds from the Exit Financings pursuant to the terms of the Plan.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

•	If global economic conditions weaken or deteriorate, it will negatively impact our business, results of operations and financial condition;

•	Natural or other disasters or pandemics could disrupt our business and result in loss of revenue or higher expenses;

•

Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under our debt obligations and may have an adverse effect on our stock price. As of December 31, 2019, we had approximately $1.8 billion aggregate principal amount of consolidated outstanding indebtedness;

•	We may be unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, which would adversely affect our profitability and financial condition; and

•	Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

Corporate Information

We were incorporated under the laws of the State of Delaware on June 24, 2019. Our principal executive offices are located at 180 East Broad Street, Columbus, Ohio 43215. Our telephone number is (614) 225-4000. Our website is located at www.hexion.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our Class A common stock.

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Confidential Treatment Requested by Hexion Holdings Corporation

Organizational Structure

The following chart summarizes our organizational structure and illustrates the long-term debt outstanding as of December 31, 2019:

Hexion Holdings Corporation
Hexion Intermediate Holding 1, Inc.
Hexion Intermediate Holding 2, Inc.
Borrower or Issuer of
$350 million ABL Facility(1)
$725 million Term Loan Facility (USD)
$450 million Senior Notes
Hexion Inc.
35%
100%(2)
Certain Domestic Subsidiaries
JVs and Foreign Minor Subsidiaries(2)
NL Coop Holdings LLC
65%
Borrower of
€425 million
Term Loan Facility (EUR)
Hexion International Coöperatief U.A.
Certain Foreign Subsidiaries

(1)

Total availability of $350 million (subject to borrowing base availability), of which approximately $301 million was available as of December 31, 2019, after giving effect to $49 million of outstanding letters of credit.

(2)	Direct and indirect ownership.

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Confidential Treatment Requested by Hexion Holdings Corporation

The Offering

Issuer	Hexion Holdings Corporation

Class A common stock offered by us	shares of Class A common stock (or shares, if the underwriters exercise in full their option to purchase additional shares as described below).

Class A common stock offered by the selling stockholders	shares of Class A common stock.

Option to purchase additional shares	We have granted the underwriters an option to purchase from us up to an additional shares of Class A common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriters.”

Class A common stock outstanding after this offering	shares of Class A common stock (or if the underwriters exercise in full their option to purchase additional shares), giving effect to the conversion of all outstanding shares of Class B common stock into Class A common stock as described below and assuming exercise of all of the outstanding warrants to purchase 10,225,445 shares of Class A common stock at an exercise price of $0.01 per share.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus). We intend to use the net proceeds received by us in this offering for general corporate purposes and to redeem shares of Class B common stock. We will not receive any of the proceeds from the sale of shares offered by the selling stockholders. See “Use of Proceeds.”

Conversion of Class B common stock	In accordance with the terms of our amended and restated certificate of incorporation and the underwriting agreement, each outstanding share of Class B common stock immediately following this offering will be subject to the lock-up provisions contained in our amended and restated certificate of incorporation and will automatically convert into one share of Class A common stock on the date that is 180 days following the closing of this offering or such earlier date as may be specified by the board of directors with the prior consent of Morgan Stanley. Following such conversion, we will no longer have any shares of Class B common stock outstanding. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

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Confidential Treatment Requested by Hexion Holdings Corporation

Dividend policy	We have not paid any dividends on our common stock. We do not intend to declare or pay any cash dividends on our Class A common stock in the foreseeable future. We plan to review our dividend policy periodically. See “Dividend Policy.”

Listing	We intend to apply to list our Class A common stock on the NYSE under the symbol “HXN.”

Risk Factors	You should read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our Class A common stock.

Except as otherwise indicated, all of the information in this prospectus assumes:

•	an initial public offering price of $ per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus;

•	no exercise of the underwriters’ option to purchase up to additional shares of Class A common stock in this offering;

•	the conversion of all outstanding shares of Class B common stock into shares of Class A common stock;

•	the exercise of all outstanding warrants to purchase an aggregate of shares of Class A common stock at an exercise price of $0.01 per share;

•	that the shares of common stock reserved for future grant under our Management Incentive Plan have not been issued; and

•	that the shares of common stock reserved for issuance under our 2019 Omnibus Incentive Plan (the “2019 Incentive Plan”) have not been issued.

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Confidential Treatment Requested by Hexion Holdings Corporation

Summary Historical and Pro Forma Financial Information

The following table presents Hexion Holdings Corporation’s summary historical financial information as of and for the periods presented. Prior to our emergence from bankruptcy on July 1, 2019 (the “Emergence Date”), Hexion Holdings Corporation had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of Hexion Inc. for the periods presented and do not give effect to the Plan or any of the transactions contemplated thereby or the adoption of fresh start accounting.

Upon emergence from bankruptcy on the Emergence Date, we adopted fresh start accounting, which resulted in the creation of a new entity for financial reporting purposes. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan, the consolidated financial statements after July 1, 2019 are not comparable with the consolidated financial statements on or prior to that date. Refer to Notes 1 and 3 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

The summary historical financial information as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor) and for the Successor period from July 2, 2019 through December 31, 2019 and the Predecessor period from January 1, 2019 through July 1, 2019 and for the Predecessor years ended December 31, 2018 and 2017 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data for the year ended December 31, 2019 has been derived from the unaudited pro forma condensed consolidated financial information contained in “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus and is subject to the assumptions and adjustments as described in the accompanying notes thereto. We prepared the summary unaudited pro forma condensed consolidated financial data by applying adjustments to our historical consolidated financial statements included herein to give effect to the Emergence Transactions contemplated by the Plan and our emergence from Chapter 11, including the settlement of various liabilities, securities issuances, incurrence of new indebtedness and cash payments and asset and liability revaluations consistent with our reorganization value, in each case, as described under “—Emergence Transactions” and “Unaudited Pro Forma Condensed Consolidated Financial Information.” The summary unaudited pro forma consolidated statement of operations data has been prepared to give effect to the pro forma adjustments in each case as if they had occurred on the first day of the period presented. Our management believes these assumptions and adjustments are reasonable.

The summary unaudited pro forma condensed consolidated financial data set forth below is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have actually been reported had the Emergence Transactions and other matters reflected in the pro forma adjustments had occurred at the beginning of the period presented, nor is it indicative of our future results of operations or financial position. In addition, the historical financial statements of Hexion Inc. are not comparable to the financial statements of Hexion Holdings Corporation following emergence from bankruptcy due to the effects of the consummation of the Plan and the Emergence Transactions as well as adjustments for fresh start accounting.

You should read the following summary information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements included elsewhere in this prospectus.

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Confidential Treatment Requested by Hexion Holdings Corporation

		Successor	Predecessor
	Pro Forma Year Ended December 31, 2019	Period from July 2, 2019 through December 31, 2019	Period from January 1, 2019 through July 1, 2019	Year Ended December 31,
				2018	2017
(in millions, except per share data)
Statements of Operations:
Net sales(1)	$3,374	$1,596	$1,778	$3,797	$3,591
Cost of sales(1)(2)(3)	2,782	1,349	1,462	3,127	2,979
Selling, general and administrative expense(1)(2)(3)	255	139	145	277	301
Depreciation and amortization(3)(4)	219	110	52	117	129
Gain on dispositions		—	—	(44)	—
Asset impairments		—	—	28	13
Business realignment costs	39	24	15	29	52
Other operating expense, net	33	17	16	36	17

Operating (loss) income	46	(43)	88	227	100
Interest expense, net	105	55	89	365	329
Loss (gain) on extinguishment of debt		—	—	—	3
Reorganization items, net	—	—	(3,105)	—	—
Other non-operating expense (income), net(2)	(10)	1	(11)	(12)	(12)

(Loss) income before income tax and earnings from unconsolidated entities	(49)	(99)	3,115	(126)	(220)
Income tax (benefit) expense	17	(9)	222	40	18

(Loss) income before earnings from unconsolidated entities	(66)	(90)	2,893	(166)	(238)
Earnings from unconsolidated entities, net of taxes	4	2	2	3	4

Net (loss) income	(62)	(88)	2,895	(163)	(234)
Net (income) loss attributable to noncontrolling interest	(2)	(1)	(1)	1	—

Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders	$(64)	$(89)	$2,894	$(162)	$(234)

Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic	$(0.93)	$(1.30)	$35.04	$(1.96)	$(2.83)
Diluted	(0.93)	(1.30)	35.04	(1.96)	(2.83)
Weighted Average common shares and warrants outstanding:
Basic	68.7	68.7	82.6	82.6	82.6
Diluted	68.7	68.7	82.6	82.6	82.6
Cash Flows provided by (used in):
Operating activities		$224	$(173)	$(23)	$(153)
Investing activities(5)		(58)	(42)	(40)	(110)
Financing activities		(38)	212	81	174
Balance Sheet Data (at end of period):
Cash and cash equivalents		$254	$96	$128	$115
Total assets(1)		4,146	2,131	1,961	2,097
Total debt(6)(7)		1,785	528	3,815	3,709
Total liabilities(1)		3,071	5,212	4,875	4,839
Total redeemable common stock		147	—	—	—
Total equity (deficit)		928	(3,081)	(2,914)	(2,742)
Other Financial Data:
Capital Expenditures		$(58)	$(43)	$(90)	$(117)
EBITDA(8)	$3,326	68	3,258	359	242
Segment EBITDA(8)	400	167	233	440	365
Hexion Inc. Pro Forma EBITDA(9)	419

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Confidential Treatment Requested by Hexion Holdings Corporation

(1)

ASC 606 Revenue from Contracts with Customers and ASC 842 Leases, were effective as of January 1, 2018 and January 1, 2019, respectively, and prior periods have not been adjusted for the adoption of these standards.

(2)

“Cost of sales,” “Selling, general and administrative expense” and “Other non-operating (income) expense, net” have been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2017-07 (“ASU 2017-07”), which reclassified certain components of net periodic pension and postretirement benefit costs from “Cost of sales” and “Selling, general and administrative expense” to “Other non-operating (income) expense, net” within our consolidated statements of operations. See Note 2 to our audited consolidated financial statements for more information.

(3)

As a result of the application of fresh start accounting upon our emergence from Chapter 11, we elected to change our income statement presentation for depreciation and amortization expense. All depreciation and amortization expense has been reclassified from “Cost of sales” and “Selling, general and administrative expense” to “Depreciation and amortization” for all periods presented. In addition, we will no longer present “Gross profit” as a subtotal caption.

(4)	Depreciation and amortization for the year ended December 31, 2018 and 2017 includes accelerated depreciation of $4 million and $14 million, respectively, related to facility rationalizations.
(5)

“Investing activities” within our consolidated statement of cash flows has been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2016-18 (“ASU 2016-18”), which removed the change in restricted cash from “Investing activities” in the consolidated statement of cash flows. See Note 2 to our consolidated financial statements for more information.

(6)	Total debt represents the sum of “Debt payable within one year” and “Long-term debt” on our consolidated balance sheets. See Note 8 to our consolidated financial statements for more information.
(7)	As of July 1, 2019, $3,420 million of total debt was included in “Liabilities subject to compromise” due to our Chapter 11 proceedings.
(8)

EBITDA is defined as Net income (loss) (excluding loss (gain) on extinguishment of debt) before interest, income taxes and depreciation and amortization. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. We have presented EBITDA and Segment EBITDA because we believe that these measures are useful to investors since they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. EBITDA and Segment EBITDA are not recognized terms under GAAP, should not be viewed in isolation and do not purport to be alternatives to Net income (loss) as indicators of operating performance or cash flows from operating activities as measures of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and Segment EBITDA and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, EBITDA and Segment EBITDA do not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA and Segment EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA and Segment EBITDA may not be comparable to other similarly titled measures for other companies.

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Confidential Treatment Requested by Hexion Holdings Corporation

See below for a reconciliation of Net loss to EBITDA and Segment EBITDA.

		Successor	Predecessor	Predecessor
	Pro Forma Year Ended December 31, 2019	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended
				2018	2017
(in millions)
Reconciliation:
Net (loss) income attributable to Hexion Holdings Corporation	$(64)	$(89)	$2,894	$(162)	$(234)
Net (income) loss attributable to noncontrolling interest	(2)	(1)	(1)	1	—

Net (loss) income	62	(88)	2,895	(163)	(234)
Income tax expense (benefit)	17	(9)	222	40	18
Interest expense, net	105	55	89	365	329
Depreciation and amortization(a)	219	110	52	117	129

EBITDA	$279	$68	$3,258	$359	$242
Adjustments to arrive at Segment EBITDA:
Asset impairments and write-downs	$—	$—	$—	$32	$13
Business realignment costs	39	24	15	29	52
Realized and unrealized foreign currency (gains) losses	(1)	5	(6)	27	3
Gain on dispositions	—	—	—	(44)	—
Loss on extinguishment of debt	—	—	—	—	3
Unrealized losses (gains) on pension and OPEB plan liabilities	5	5	—	(13)	(4)
Transaction costs	8	11	26	13	8
Reorganization items, net(b)	—	—	(3,076)	—	—
Non-cash impact of inventory step-up(c)	—	29	(29)	—	—
Other non-cash items(d)	19	10	9	14	16
Other(e)	51	15	36	23	32

Total adjustments	121	99	(3,025)	81	123

Segment EBITDA	$400	$167	$233	$440	$365

Segment EBITDA(f):
Adhesives	$311	$144	$167	$311	$272
Coatings & Composites	156	60	96	200	159
Corporate & Other	(67)	(37)	(30)	(71)	(66)

Total	$400	$167	$233	$440	$365

(a)	For the years ended December 31, 2018 and 2017, accelerated depreciation of $4 million and $14 million, respectively, has been included in “Depreciation and amortization.”
(b)	Excludes the “Non-cash impact of inventory step-up” discussed below.
(c)	Represents $29 million of non-cash expense related to the step up of finished goods inventory on July 1, 2019 as part of fresh start accounting that was expensed in the Successor period upon the sale of the inventory (see Note 4 to our consolidated financial statements for more information).

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Confidential Treatment Requested by Hexion Holdings Corporation

(d)	Primarily include expenses for retention programs, fixed asset disposals and share-based compensation costs.
(e)	Includes $18 million of Segment EBITDA impact related to deferred revenue that was accelerated on July 1, 2019 as part of fresh start accounting.
(f)	Reflects our new reporting segments as of January 2020. See “Management’s Discussion and Analysis—Overview and Outlook—Realignment of Reportable Segments in 2020.”
(9)

Hexion Inc. Pro Forma EBITDA reflects certain other adjustments permitted in calculating compliance under the indenture governing our Senior Notes and under our Credit Facilities, including reflecting the expected future impact of announced acquisitions and in-process cost savings initiatives. The estimated cost savings are based on certain assumptions and our current estimates, but they involve risks, uncertainties, projections and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied. Any of the assumptions could be inaccurate and, therefore, there can be no assurance that the estimated cost savings will prove to be accurate.

The following table reconciles Hexion Inc.’s net income to EBITDA, Segment EBITDA and Pro Forma EBITDA for the twelve month period that includes combined information from the Predecessor Company from January 1, 2019 through July 1, 2019 and the Successor Company from July 2, 2019 through December 31, 2019.

December 31, 2019 LTM Period (Hexion Inc.)
(in millions)
Net income	$2,807
Income tax expense	213
Interest expense, net	144
Depreciation and amortization	162

EBITDA	$3,326
Adjustments to arrive at Segment EBITDA:
Business realignment costs(a)	39
Realized and unrealized foreign currency gains	(1)
Unrealized loss on pension and OPEB plan liabilities(b)	5
Transaction costs(c)	37
Reorganization items, net(d)	(3,105)
Non-cash impact of inventory step-up(e)	29
Non-cash other(f)	19
Acceleration of deferred revenue(g)	18
Other(h)	33
Segment EBITDA	$400
Cost reduction programs savings(i)	14
Business operations expenses(j)	5

Hexion Inc. Pro Forma EBITDA	$419

(a)	Primarily represents costs related to headcount reduction expenses and plant rationalization costs related to in-process and recently completed cost reduction programs, termination costs and other costs associated with business realignments.
(b)	Represents non-cash losses resulting from pension and postretirement benefit plan liability remeasurements.
(c)	Represents certain professional fees related to strategic projects, including $29 million of certain professional fees and other expenses related to our Chapter 11 proceedings incurred prior to filing and post-emergence.

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Confidential Treatment Requested by Hexion Holdings Corporation

(d)	Represents incremental costs incurred directly as a result of our Chapter 11 proceedings after the date of filing, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments.
(e)	Represents $29 million of non-cash expense related to the step up of finished goods inventory on July 1, 2019 as part of fresh start accounting that was expensed in the Successor period upon the sale of the inventory.
(f)	Primarily includes expenses for retention programs, fixed asset disposals and share-based compensation costs.
(g)	Represents the impact of deferred revenue that was accelerated on July 1, 2019 as part of fresh start accounting.
(h)	Primarily includes IT outage costs and expenses related to legacy liabilities.
(i)	Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with our business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs. We expect the savings to be realized within the next 12 months.
(j)	Represents costs incurred related to the systematic reduction of operating costs.

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Confidential Treatment Requested by Hexion Holdings Corporation

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus. The risks described below are not the only risks facing us. Any of the following risks could materially and adversely affect our business, financial condition or operating results. In such a case, you may lose all or a part of your original investment.

Risks Related to Our Business

If global economic conditions are weak or deteriorate, it will negatively impact our business operations, results of operations and financial condition.

Changes in global economic and financial market conditions could impact our business operations in a number of ways including, but not limited to, the following:

•	reduced demand in key customer segments, such as building, construction, wind energy, oil and gas, automotive and electronics, compared to prior years;

•	weak economic conditions in our primary regions of operations: United States, Europe and Asia;

•	payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations

•	insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;

•

more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us; and

•	potential delays in accessing our ABL Facility and the potential inability of one or more of the financial institutions included in our syndicated ABL Facility to fulfill their funding obligations.

Many of our key customer segments are sensitive to macroeconomic conditions, which are currently uncertain. Accordingly, the short and long-term outlook for our business is difficult to predict and our results of operations could, as a result of this uncertainty, fall below our expectations.

Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

Raw materials costs made up approximately 75% of our cost of sales (excluding depreciation expense) in 2019. The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.

Although some of our raw materials contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and certain contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may be unable to purchase raw materials at market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of

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Confidential Treatment Requested by Hexion Holdings Corporation

these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

Our operations and results may be negatively impacted by the coronavirus outbreak.

Global or national health concerns, including the outbreak of pandemic or contagious disease, such as the recent coronavirus, may adversely affect us.

Since December 2019, a novel strain of coronavirus has spread in China and other countries including Europe and the United States where we have operations. Such events could cause disruption of regional or global economic activity, which could materially adversely affect our operations and financial results. For example, the coronavirus may affect our ability to operate normally our plants and offices in the United States, China and Italy.

The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business.

Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have a material adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:

•	new or existing laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers; and

•	natural disasters.

Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers. Should any of our key suppliers fail to deliver these raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we have been forced to limit production or were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In the past, some of our customers have chosen to discontinue or decrease the use of our products as a result of these measures. We have experienced force majeure events by certain of our suppliers which have had significant negative impacts on our business. For example, over the past several years there have been various supply interruption events due to hurricanes, supplier production fires and other supply issues which have impacted our ability to obtain key raw materials. Additionally, we cannot predict whether new regulations or restrictions may be imposed in the future which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products, the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.

Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.

Our production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline

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and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. Additionally, a number of our operations are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities, or adjacent third-party facilities, could have a material adverse effect on us.

We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. federal, state, local and non-U.S. supranational, national, provincial and local environmental, health and safety laws and regulations. These environmental laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and those requiring permits, licenses or other government approvals for specified operations or activities. Our products are also subject to a variety of international, national, regional, state and provincial requirements and restrictions applicable to the manufacture, import, export or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.

Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. In 2019, we incurred capital expenditures of $20 million to comply with environmental, health and safety laws and regulations and to make other environmental improvements. If we are unable to comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with, or decide to close the impacted facility. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures, which could have a material adverse effect on our business.

Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases”). The European Union has enacted greenhouse gas emissions legislation and continues to expand the scope of such legislation. The U.S. Environmental Protection Agency (the “USEPA”) has promulgated regulations applicable to projects involving greenhouse gas

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emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on greenhouse gas emissions. These requirements to limit greenhouse gas emissions could significantly increase our energy costs, and may also require us to incur material capital costs to modify our manufacturing facilities.

In addition, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been sent, treated, stored or recycled or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be strict, joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved regardless of our fault or whether we are aware of the conditions giving rise to the liability. Even where liability has been allocated among parties, we may be subject to material changes in such allocation in the future for a number of reasons, including the discovery of new contamination, the insolvency of a responsible party, or a heightened nexus to the remediation site. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property damages and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

We have been notified that we are or may be responsible for environmental remediation at a number of sites in North America, Europe and South America. We are also performing a number of voluntary cleanups. The most significant sites at which we are performing or participating in environmental remediation are sites formerly owned by us in Geismar, Louisiana and Plant City, Florida. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

Future chemical regulatory actions may decrease our profitability.

Several governmental agencies have enacted, are considering or may consider in the future, regulations that may impact our ability to sell certain chemical products in certain geographic areas. The European Registration, Evaluation and Authorization of Chemicals (“REACH”) regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the European Union to register such chemicals and evaluate their potential impacts on human health and the environment. REACH may result in certain chemicals being further regulated, restricted or banned from use in the European Union. In addition, the Frank R. Lautenberg Chemical Safety for the 21st Century Act (“LCSA”) was signed into law on June 22, 2016 that updates and revises the Toxic Substances Control Act. LCSA requires the implementing agency to conduct risk evaluations on high priority chemicals, which could include chemical products we manufacture. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH, LCSA and other similar regulatory programs may result in significant adverse market impacts on the affected chemical products. If we fail to comply with REACH, LCSA or other similar laws and regulations, we may be subject to penalties or other enforcement actions, including fines, injunctions, recalls or seizures, which would have a material adverse effect on our financial condition, cash flows and profitability. Additionally, studies conducted in association with these regulatory programs, or otherwise conducted through trade associations, may result in new information regarding the health effects and environmental impact of our products and raw materials. Such studies could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products and/or de-selection of our products for specific applications. These restrictions, liability and product de-selection could have a material adverse effect on our business, our financial condition and/or liquidity.

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Confidential Treatment Requested by Hexion Holdings Corporation

Because of certain government public health agencies’ concerns regarding the potential for adverse human health effects, formaldehyde is a regulated chemical and public health agencies continue to evaluate its safety. A division of the World Health Organization, the International Agency for Research on Cancer (“IARC”) and the National Toxicology Program (“NTP”) within the U.S. Department of Health and Human Services, have classified formaldehyde as being carcinogenic to humans. The USEPA, under its Integrated Risk Information System (“IRIS”) released a draft of its toxicological review of formaldehyde in 2010, stating that formaldehyde meets the criteria to be described as “carcinogenic to humans.” The National Academy of Sciences peer reviewed the draft IRIS toxicological review and issued a report in April 2011 that criticized the draft IRIS toxicological review and stated that the methodologies and the underlying science used in the draft IRIS review did not clearly support a conclusion of a causal link between formaldehyde exposure and leukemia. USEPA may or may not issue a revised draft IRIS toxicological review to reflect the NAS findings, including the conclusions regarding a causal link between formaldehyde exposure and leukemia. On March 20, 2019, USEPA announced the next set of candidate chemical substances that will undergo review by its LCSA/TSCA risk evaluation program. This announcement formally begins the prioritization process and starts a 9- to 12-month statutory time frame during which the Agency must designate 20 chemical substances as high priority. Formaldehyde was identified as a high-priority candidate chemical for TSCA risk evaluation. Designation of formaldehyde as a high priority chemical “does not constitute a finding of risk.” A high-priority designation means the USEPA has nominated formaldehyde for further risk evaluation. Effective January 1, 2016, ECHA classified formaldehyde as a Category 2 Mutagen, but rejected reclassification as a Category 1A Carcinogen. It is possible that new regulatory requirements could be promulgated to limit human exposure to formaldehyde, that we could incur substantial additional costs to meet any such regulatory requirements and that there could be a reduction in demand for our formaldehyde-based products. These additional costs and reduced demand could have a material adverse effect on our operations and profitability.

BPA, which is manufactured and used as an intermediate at our Deer Park, Texas and Pernis, Netherlands manufacturing facilities, and is also sold directly to third parties, is currently considered under certain state and international regulatory programs as a reproductive toxicant and an “endocrine disrupter,” meaning BPA could disrupt normal biological processes. BPA continues to be subject to scientific, regulatory and legislative review and negative media attention. In Europe, the EU Committee for Risk Assessment adopted an opinion to change the existing harmonized classification and labeling of BPA from a category 2 reproductive Toxicant to a category 1B reproductive Toxicant. This classification change was effective beginning March 1, 2018. The EU Member State Committee agreed to add BPA to the Substance of Very High Concern (“SVHC”) candidate list based upon its classification as a reproductive toxicant, as well as for its endocrine disrupting properties to both human health and the environment. The REACH Risk Management Option Analysis (RMOA) was released July 6, 2017, in which BPA is identified as an endocrine disruptor for the environment with no safe threshold, and REACH restrictions are identified as the preferred risk management measure. The California Environmental Protection Agency’s Office of Environmental Health Hazard Assessment (“OEHHA”) listed BPA under Proposition 65 as a developmental and reproductive toxicant, requiring warning labels unless BPA exposures are shown to be less than a risk-based level (the maximum allowable dose level). As of May 11, 2016, products containing BPA sold into California must comply with Proposition 65’s requirements. Despite these hazard designations and listings, the US Food and Drug Administration (“FDA”) is also actively engaged in the scientific and regulatory review of BPA and, in a letter submitted to OEHHA dated April 6, 2015, reaffirmed that BPA is safe as currently permitted in FDA-regulated food contact uses and concluded that FDA’s National Center for Toxicological Research study did not support the listing of BPA as a reproductive toxicant. In 2018, NTP released the results of the CLARITY Core Study. Senior scientists at FDA’s National Center for Toxicological Research (NCTR) conducted the study with funding from NTP. The study involved exposure of laboratory animals to BPA beginning during pregnancy and continuing in the offspring throughout their entire lifetime. A wide range of dose levels were examined, from low doses close to actual consumer exposure to doses about 250,000 times higher. As stated in the conclusion of the study report, “BPA produced minimal effects that were distinguishable from background.” NTP selected a panel of six independent expert scientists to conduct a formal peer review of the study. In general, the peer review panel supported the design and conduct of the study and agreed with the overall conclusion that the study found minimal effects for the range of doses studied. In December 2012, France enacted a law that bans direct

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Confidential Treatment Requested by Hexion Holdings Corporation

contact of packaging containing BPA with food and consumer products. In January 2015, the European Food Safety Authority (“EFSA”) concluded that BPA poses no health risk to consumers of any age group (including unborn children, infants and adolescents) at currently permitted exposure levels. EFSA confirmed this conclusion in October 2016. Regulatory and legislative initiatives such as these, or product de-selection resulting from such regulatory actions, may result in a reduction in demand for BPA and our products containing BPA and could also result in additional liabilities as well as an increase in operating costs to meet more stringent regulations. Such increases in operating costs and/or reduction in demand could have a material adverse effect on our operations and profitability.

Scientists periodically conduct studies on the potential human health and environmental impacts of chemicals, including products we manufacture and sell. Also, nongovernmental advocacy organizations and individuals periodically issue public statements alleging human health and environmental impacts of chemicals, including products we manufacture and sell. Based upon such studies or public statements, our customers may elect to discontinue the purchase and use of our products, even in the absence of any government regulation. Such actions could significantly decrease the demand for our products and, accordingly, have a material adverse effect on our business, financial condition, cash flows and profitability.

We are subject to certain risks related to litigation filed by or against us and adverse results may harm our business.

We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business. Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or based upon the use of our products could result in significant liability for us, which could have a material adverse effect on our business, financial condition and/or profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

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Confidential Treatment Requested by Hexion Holdings Corporation

As discussed above, we manufacture and sell products containing formaldehyde, and certain governmental bodies have stated that there is a causal link between formaldehyde exposure and certain types of cancer, including myeloid leukemia and nasopharyngeal cancer. These conclusions could adversely impact our business and also become the basis of product liability litigation.

Other products we have made or used have been and could be the focus of legal claims based upon allegations of harm to human health. While we cannot predict the outcome of pending suits and claims, we believe that we maintain adequate reserves, in accordance with our policy, to address currently pending litigation and are adequately insured to cover currently pending and foreseeable future claims. However, an unfavorable outcome in these litigation matters could have a material adverse effect on our business, financial condition and/or profitability and cause our reputation to decline.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.

We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling them or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. We have historically faced lawsuits, including class action lawsuits that claim liability for death, injury or property damage caused by products that we manufacture or that contain our components. Additionally, we may face lawsuits alleging personal injury or property damage by neighbors living near our production facilities. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our business, financial condition and/or profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

Our manufacturing facilities are subject to disruption due to operating hazards.

The storage, handling, manufacturing and transportation of chemicals at our facilities and adjacent facilities could result in leaks, spills, fires or explosions, which could result in production downtime, production delays, raw material supply delays, interruptions and environmental hazards. We have experienced incidents at our own facilities and a raw material supplier located adjacent to our facility that have resulted mostly in short term, but some long term, production delays. Production interruption may also result from severe weather, particularly with respect to our southern U.S. operations near the Gulf Coast. Production lapses caused by any such delays can often be absorbed by our other manufacturing facilities and we maintain insurance to cover such potential events. However, such events could negatively affect our operations.

As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.

We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	tariffs and trade barriers imposed by the current U.S. administration or foreign governments;

•	renegotiation of trade agreements by the current U.S. administration;

•	export duties and quotas;

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Confidential Treatment Requested by Hexion Holdings Corporation

•	changes in local economic conditions;

•	changes in laws and regulations;

•	exposure to possible expropriation or other government actions;

•	acts by national or regional banks, including the European Central Bank, to increase or restrict the availability of credit;

•	hostility from local populations;

•	diminished ability to legally enforce our contractual rights in non-U.S. countries;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	unsettled political conditions and possible terrorist attacks against U.S. interests.

Our international operations expose us to different local political and business risks and challenges. For example, we may face potential difficulties in staffing and managing local operations and we may have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrests, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a U.S. company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.

In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western European countries.

If global economic and market conditions, or economic conditions in Europe, China, Brazil, Australia, the United States or other key markets remain uncertain or deteriorate further, the value of associated foreign currencies and the global credit markets may weaken. Additionally, general financial instability in countries where we do not transact a significant amount of business could have a contagion effect and contribute to the general instability and uncertainty within a particular region or globally. If this were to occur, it could adversely affect our customers and suppliers and in turn have a materially adverse effect on our international business and results of operations.

Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to foreign currency risk.

In 2019, approximately 56% of our net sales originated outside the United States. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.

In addition to currency translation risks, we incur a currency transaction risk whenever we enter into a purchase or a sales transaction or indebtedness transaction using a different currency from the currency in which we record revenues. Given the volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations, including our tax obligations. Since the majority of our indebtedness

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Confidential Treatment Requested by Hexion Holdings Corporation

is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential material adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.

Fluctuations in energy costs could have an adverse impact on our profitability and negatively affect our financial condition.

Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Natural gas and electricity are essential to our manufacturing processes, which are energy-intensive. Our energy costs represented approximately 4% of our total cost of sales for the year ended December 31, 2019.

Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. Increased energy costs may also negatively affect our customers and the demand for our products. In addition, as oil and natural gas prices fall, while having a positive effect on our overall costs, such falling prices can have a negative impact on our oilfield business, as the number of oil and natural gas wells drilled declines in response to market condition.

If energy prices decrease, we expect benefits in the short-run with decreased operating expenses and increased operating income, but may face increased pricing pressure from competitors that are similarly impacted by energy prices. As a result, profitability may decrease over an extended period of time of lower energy prices. Moreover, any future increases in energy prices after a period of lower energy prices may have an adverse impact on our profitability for the reasons described above.

We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

Several of the markets that we operate in are highly competitive and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor that impacts demand for certain of our products is selling price. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. Certain markets that we serve have become commoditized in recent years and have given rise to several industry participants, resulting in fierce price competition in these markets. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.

Additional trends include current and anticipated consolidation among our competitors and customers, which may cause us to lose market share as well as put downward pressure on pricing. There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources, have a lower cost structure and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within

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our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for R&D, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.

We expect substantial cost savings from our ongoing strategic initiatives, and if we are unable to achieve these cost savings, or sustain our current cost structure, it could have a material adverse effect on our business operations, results of operations and financial condition.

We have not yet realized all of the cost savings and synergies we expect to achieve from our ongoing strategic initiatives. A variety of risks could cause us not to realize the expected cost savings and synergies, including but not limited to, higher than expected severance costs related to staff reductions; higher than expected retention costs for employees that will be retained; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-savings plans; and other unexpected costs associated with operating our business. During 2019, we achieved $19 million in cost savings related to our cost reduction programs and as of December 31, 2019, we had approximately $14 million of additional in-process cost savings.

If we are unable to achieve these cost savings or synergies it could adversely affect our profitability and financial condition. In addition, while we have been successful in reducing costs and generating savings, factors may arise that may not allow us to sustain our current cost structure. As market and economic conditions change, we may also make changes to our operating cost structure.

Our success depends in part on our ability to protect our intellectual property rights and our inability to enforce these rights could have a material adverse effect on our competitive position.

We rely on the patent, trademark, copyright and trade secret laws of the United States and the countries where we do business to protect our intellectual property rights. We may be unable to prevent third parties from using our intellectual property without our authorization. The unauthorized use of our intellectual property could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of unauthorized use of our intellectual property, litigation to protect or enforce our rights could be costly and we may not prevail.

Many of our technologies are not covered by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights these pending patent applications were intended to cover. Our competitors may attempt to design around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Furthermore, the expiration of our patents may lead to increased competition.

Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our

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trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.

We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

Our production processes and products are specialized; however, we could face intellectual property infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on certain of our key executives and our ability to attract and retain qualified employees.

Our ability to operate our business and implement our strategies depends, in part, on the skills, experience and efforts of key members of our leadership team. We do not maintain any key-man insurance on any of these individuals. In addition, our success will depend on, among other factors, our ability to attract and retain other managerial, scientific and technical qualified personnel, particularly research scientists, technical sales professionals and engineers who have specialized skills required by our business and focused on the industries in which we compete. Competition for qualified employees in the chemicals industry is intense and the loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business or business prospects. Further, if any of these executives or employees joins a competitor, we could lose customers and suppliers and incur additional expenses to recruit and train personnel, who require time to become productive and to learn our business.

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2019, approximately 40% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. We have collective bargaining agreements which will expire during the next two years. We also may be subject to

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Confidential Treatment Requested by Hexion Holdings Corporation

strikes or work stoppages by, or disputes with, our labor unions. If we fail to extend or renegotiate our collective bargaining agreements, if disputes with our works councils or unions arise or if our unionized or represented workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Our pension plans are unfunded or under-funded and our required cash contributions could be higher than we expect, each of which could have a material adverse effect on our financial condition and liquidity.

We sponsor various pension and similar benefit plans worldwide.

Our U.S. and non-U.S. defined benefit pension plans were under-funded in the aggregate by $28 million and $205 million, respectively, as of December 31, 2019. We are legally required to make contributions to our pension plans in the future, and those contributions could be material.

In 2020, we expect to contribute approximately $3 million and $26 million to our U.S. and non-U.S. defined benefit pension plans, respectively, which we believe is sufficient to meet the minimum funding requirements as set forth in employee benefit and tax laws.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience and any changes in government laws and regulations. In addition, certain of our funded employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse effect on our business.

Any decrease in interest rates and asset returns, if and to the extent not offset by contributions, could increase our obligations under these plans. If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have a material adverse effect on our financial condition and liquidity.

Natural or other disasters have, and could in the future, disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities, our suppliers’ facilities or our customers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack, public health crises (including, but not limited to, the coronavirus outbreak) or any other natural or man-made disaster could impair our ability to use our facilities or demand from our customers and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results. For example, our manufacturing facilities in the U.S. Gulf Coast region were impacted by Hurricane Harvey in 2017. In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial. Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business. At the time of this filing, the coronavirus has not had a material impact to our operations or financial results, however any future impacts of the coronavirus are highly uncertain and cannot be predicted.

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Confidential Treatment Requested by Hexion Holdings Corporation

Cyber security attacks and other disruptions to our information systems could interfere with our operations, and could compromise our information and the information of our customers and suppliers, which would adversely affect our relationships with business partners and harm our brands, reputation and financial results.

In the ordinary course of business, we rely upon information systems, some of which are managed by third parties, to process, transmit and store digital information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our customers and suppliers, as well as personally identifiable information of our customers, suppliers, and employees. The secure operation of our systems, and the processing and maintenance of this information is critical to our business operations and strategy. Despite actions to mitigate or eliminate risk, our information systems may be vulnerable to damage, disruptions or shutdowns due to the activity of hackers, employee error or malfeasance, or other disruptions including, power outages, telecommunication or utility failures, natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information, or any failure to comply with applicable laws and regulations regarding the protection of personal information, privacy and data security, could result in legal claims or proceedings, liability or regulatory penalties, disrupt operations and damage our reputation, which could adversely affect our business, financial condition and results of operations.

In March 2019, we experienced a network security incident that temporarily prevented access to certain information technology systems and data within our network, primarily impacting our corporate functions. We took immediate steps to isolate the issue and implemented our technical recovery plan. Our manufacturing sites, which rely on different networks, continued to operate safely and with limited interruption.

Divestitures that we pursue may present unforeseen obstacles and costs and alter the synergies we expect to continue to achieve from our ongoing cost reduction programs. Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance.

We have selectively made, and may in the future, pursue divestitures of certain of our businesses as one element of our portfolio optimization strategy. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Divestitures may alter synergies we expect to continue to achieve from our ongoing cost reduction programs. In the event of a large divestiture, we could use a significant amount of net operating losses which could result in us incurring future cash taxes. In addition, divestitures may result in the retention of certain current and future liabilities as well as obligations to indemnify or reimburse a buyer for certain liabilities of a divested business. These potential obligations could have an adverse effect on our results of operations and financial condition if triggered.

In addition, we have made acquisitions of related businesses, and entered into joint ventures in the past and could selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. If such acquisitions are consummated, the risk factors we describe above and below, and for our business generally, may be intensified or we may be subject to new risks as a result of such acquisitions.

We could face additional tax obligations based on tax reform and the Emergence.

On December 22, 2017, the United States enacted tax reform legislation (“Tax Reform”) that included a broad range of business tax provisions, including but not limited to a reduction in the U.S. federal tax rate from

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Confidential Treatment Requested by Hexion Holdings Corporation

35% to 21% as well as provisions that limit or eliminate various deductions or credits. The legislation also causes U.S. expenses, such as interest, general administrative and certain executive officer compensation expenses, to be taxed and imposes a new tax on U.S. cross-border payments. Furthermore, the legislation includes a one-time transition tax on accumulated foreign earnings and profits.

Some aspects of the Tax Reform remain unclear, and although further clarifying guidance was issued and more is expected to be issued in the future (by the Internal Revenue Service (“IRS”), the U.S. Treasury Department or via a technical correction law change), they may not be clarified for some time. In addition, some U.S. states have not updated their laws to take into account the new federal legislation. Aspects of U.S. tax reform may lead foreign jurisdictions to respond by enacting additional tax legislation that is unfavorable to us. As a result, we have not yet been able to determine the full impact of the new laws on our results of operations and financial condition. It is possible that U.S. tax reform, or interpretations under it, could change and could have an adverse effect on us, and such effect could be material.

According to the Plan, the Successor Company indemnified the Predecessor Company for historical tax liabilities, including those related to the emergence from bankruptcy and prior tax contingencies. Tax laws are complex and subject to various interpretations. Tax authorities often challenge certain of our tax positions and may challenge other historical tax positions that are subject to indemnification under the Plan. If these challenges are successful, they could adversely affect the Successor Company’s effective tax rate and/or cash tax payments. In addition, we have certain intercompany agreements that, if settled, may trigger taxable gains or losses based on foreign currency exchange rates in place at the time of settlement.

If we fail to establish and maintain an effective internal control environment, our ability to both timely and accurately report our financial results could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, each year we are required to document and test our internal control over financial reporting, our management is required to assess and issue a report concerning our internal control over financial reporting.

The existence of one or more material weaknesses has resulted in, and could continue to result in, errors in our financial statements, and substantial costs and resources may be required to rectify these errors or other internal control deficiencies and may cause us to incur other costs, including potential legal expenses. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, and we may be unable to obtain additional financing to operate and expand our business and our business and financial condition could be harmed.

We have an established process to remediate identified control deficiencies timely and we continue to take appropriate actions to strengthen our internal control over financial reporting, but we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Risks Related to Our Chapter 11 Proceedings and Emergence

Our actual financial results may vary significantly from the projections that were filed with the Bankruptcy Court.

In connection with the disclosure statement relating to the Plan (the “Disclosure Statement”), and the hearing to consider confirmation of the Plan, we prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Plan and our ability to continue operations upon our emergence from Chapter 11. This projected financial information was prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither audited, reviewed, examined, compiled nor applied agreed-upon

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Confidential Treatment Requested by Hexion Holdings Corporation

procedures with respect to the projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this prospectus relates to our previously issued financial statements. It does not extend to the projected financial information and should not be read to do so. These projections were prepared solely for the purpose of the bankruptcy case and have not been, and will not be, updated on an ongoing basis. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond our control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results may vary significantly from those contemplated by the projections that were prepared in connection with the Disclosure Statement and the hearing to consider confirmation of the Plan. The projections have not been included in this prospectus, are not incorporated by reference in this prospectus and should not be relied upon in connection with the purchase or sale of our Class A common stock.

Our financial condition and results of operations are not comparable to the financial condition or results of operations reflected in our historical financial statements.

Following our emergence from bankruptcy, we have been operating our existing business under a new capital structure. In addition, we have been subject to the fresh start accounting rules. As required by fresh start accounting, assets and liabilities were recorded at fair value, based on values determined in connection with the implementation of the Plan. Accordingly, our financial condition and results of operations from and after the Emergence Date will not be comparable to the financial condition and results of operations reflected in our historical financial statements included in this prospectus.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.

Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, working capital reductions and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flows to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Availability under the ABL Facility is subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory and, with respect to the foreign loan parties, a specified percentage of eligible machinery, equipment and real property, subject to certain limitations. To the extent the borrowing base is lower than we expect, that could significantly impair our liquidity. In addition, if Hexion Inc.’s fixed charge coverage ratio falls to less than 1.0 to 1.0, we will need to ensure that our availability under the ABL Facility is at least the greater of (x) $30 million and (y) 10% of the lesser of (i) the borrowing base and (ii) the total ABL Facility commitments at such time.

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Confidential Treatment Requested by Hexion Holdings Corporation

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of December 31, 2019, we had approximately $1.8 billion of consolidated outstanding indebtedness, including payments due within the next twelve months and short-term borrowings.

Our substantial consolidated indebtedness could have other important consequences, including but not limited to the following:

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or in the economy;

•	a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	it may adversely affect terms under which suppliers provide material and services to us; and

•	it may limit our ability to borrow additional funds or dispose of assets.

There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above and below.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above and below.

The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.

The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional indebtedness;

•	pay dividends and make other distributions to our stockholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates;

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Confidential Treatment Requested by Hexion Holdings Corporation

•	enter into agreements that restrict dividends from subsidiaries; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, the credit agreement governing our ABL Facility requires Hexion Inc. to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time when excess availability is less than the greater of (x) $30 million and (y) 10% of the lesser of the (i) the borrowing base at such time and (ii) the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Pro Forma EBITDA minus non-financed capital expenditures and cash taxes during such period to (b) debt service plus cash interest expense plus certain restricted payments, each measured for the four most recent quarters for which financial statements have been delivered. We may not be able to satisfy such ratio in future periods. If we anticipate we will be unable to meet such ratio, we expect not to allow our availability under the ABL Facility to fall below such levels.

A breach of our fixed charge coverage ratio covenant, if in effect, would result in an event of default under our ABL Facility. Pursuant to the terms of our ABL Facility, we will have the right, but not the obligation, to cure such default through the purchase of additional equity in up to two of any four consecutive quarters and seven total during the term of the ABL Facility. If a breach of a fixed charge coverage ratio covenant is not cured or waived, or if any other event of default under the ABL Facility occurs, the lenders under such credit facility:

•	would not be required to lend any additional amounts to us;

•

could elect to declare all borrowings outstanding under the Credit Facilities, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;

•	could apply all of our available cash that is subject to the cash sweep mechanism of the Credit Facilities to repay these borrowings; and/or

•	could prevent us from making payments on the Senior Notes;

any or all of which could result in an event of default under the Senior Notes.

The ABL Facility provides for “springing control” over the cash in our deposit accounts constituting collateral for the ABL Facility, and such cash management arrangements includes a cash sweep at any time that availability under the ABL Facility is less than the greater of (x) $30 million and (y) 10% of the lesser of (i) the borrowing base at such time and (ii) the total ABL Facility commitments at such time. Such cash sweep, if in effect, will cause substantially all our available cash to be applied to outstanding borrowings under our ABL Facility. If we satisfy the conditions to borrowings under the ABL Facility while any such cash sweep is in effect, we may be able to make additional borrowings under the ABL Facility to satisfy our working capital and other operational needs. If we do not satisfy the conditions to borrowing, we will not be permitted to make additional borrowings under our ABL Facility, and we may not have sufficient cash to satisfy our working capital and other operational needs.

Repayment of our indebtedness, including required principal and interest payments, depends on cash flows generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of our indebtedness depends, to a significant extent, on the generation of cash flows and the ability of our subsidiaries to make cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or

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Confidential Treatment Requested by Hexion Holdings Corporation

make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) maintain credit ratings on us and certain of our debt. Each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could restrict our access to, and negatively impact the terms of, current or future financings and trade credit extended by our suppliers of raw materials or other vendors.

Risks Related to Our Class A Common Stock

Our stock price may fluctuate significantly.

The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock.

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	sales of our Class A common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance;

•	material weakness in our internal controls over financial reporting; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading

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Confidential Treatment Requested by Hexion Holdings Corporation

price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

We will incur significant costs and devote substantial management time as a result of operating as a public company.

As a public company, we will continue to incur significant legal, accounting, and other expenses. For example, we will be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, and the rules of the NYSE, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and to devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium of their shares.

Provisions of our amended and restated certificate of incorporation and by-laws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	prohibiting cumulative voting in the election of directors;

•	empowering only the board to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	prohibiting stockholders from acting by written consent; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

An issuance of shares of preferred stock could delay or prevent a change in control of us. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and

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Confidential Treatment Requested by Hexion Holdings Corporation

relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

This exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions described in this paragraph. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation have been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

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Confidential Treatment Requested by Hexion Holdings Corporation

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma net tangible book value per share as of December 31, 2019 and an assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $                per share, representing the difference between our pro forma net tangible book value per share and the assumed initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After the completion of this offering, we will have                shares of Class A common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares and after giving effect to the conversion of our Class B common stock). Our amended and restated certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. At the closing of this offering, we will have approximately                options outstanding, which are exercisable into approximately                shares of Class A common stock and we will have approximately                 warrants outstanding, which are exercisable into approximately                shares of Class A common stock. We have reserved approximately                shares for issuance upon exercise of outstanding stock options (    of which are issuable under our 2019 Incentive Plan) and an additional approximately                shares for issuance under our 2019 Incentive Plan. See “Compensation Discussion and Analysis—2019 Omnibus Incentive Plan.” Any Class A common stock that we issue, including under our new equity incentive plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options or warrants would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

Our stock price could be adversely affected by the conversion of all outstanding shares of Class B common stock into Class A common stock following this offering.

Each of our outstanding shares of Class B common stock will automatically convert into one share of Class A common stock on the date that is 180 days following the closing of this offering or earlier as determined by the board of directors with the prior consent of Morgan Stanley. The issuances of Class A common stock upon conversion of our outstanding Class B common stock will dilute your percentage ownership interest in the Class A common stock and may have a negative effect on the trading price of our Class A common stock.

Future sales of our Class A common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

After the completion of this offering, we will have                shares of Class A common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares and including shares of Class A common stock issued upon conversion of our Class B common stock in connection with this offering). The number of outstanding shares of Class A common stock includes                shares (assuming no exercise of the underwriters’ option to purchase additional shares and including shares of Class A common stock issued upon conversion of our Class B common stock in connection with this offering) beneficially owned certain of our

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Confidential Treatment Requested by Hexion Holdings Corporation

employees, that are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, the selling stockholders and each of our officers and directors have agreed that (subject to certain exceptions), for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of certain underwriters and, in certain cases, our board of directors, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock. In addition, pursuant to our amended and restated certificate of incorporation and the underwriting agreement, none of the holders of our Class B common stock will be permitted to dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus or such less period as determined by the board of directors with the prior consent of Morgan Stanley. See “Underwriters” and “Description of Capital Stock—Common Stock—Conversion.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our Class A common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods and other limitations of Rule 144. Certain underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our Class A common stock or make it more difficult for you to sell your shares of Class A common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of Class A common stock that may be sold into the public market in the future.

There can be no assurances that a viable public market for our Class A common stock will develop.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for the Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriters.” If an active public market for our Class A common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering.

The initial public offering price was determined by negotiations between us, the selling stockholders and representatives of the underwriters, based on numerous factors which we discuss in “Underwriters,” and may not be indicative of the market price of our Class A common stock after this offering. If you purchase our Class A common stock, you may not be able to resell those shares at or above the initial public offering price.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

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Confidential Treatment Requested by Hexion Holdings Corporation

Ownership of our common stock is concentrated in the hands of certain stockholders that may have significant influence on corporate decisions sufficient to approve or veto most corporate actions requiring a vote of our stockholders.

We have a small number of stockholders that collectively have a large concentration of ownership of Class B Common Stock. This large concentration of ownership could collectively have significant influence over the outcome of actions requiring stockholder approval, including the election of directors and the approval of mergers, consolidations, the sale of all or substantially all of our assets and an amendment to our amended and restated certificate of incorporation and/or by-laws. They collectively could be in a position to prevent or cause a change in control of us.

Additionally, any future change in control of us could result in events that would have an adverse effect on our business or financial condition. For example, a change in control could place limitations on our future ability to use our tax net operating losses.

Actions of activist stockholders, and such activism, could adversely impact our business.

We may be subject to proposals by stockholders urging us to take certain corporate actions. Responding to actions by activist stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could also interfere with our ability to execute our business strategies. The perceived uncertainties as to our future direction caused by activist actions could affect the market price of our securities, result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel, board members and business partners.

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Confidential Treatment Requested by Hexion Holdings Corporation

USE OF PROCEEDS

We expect to receive approximately $            of net proceeds (based upon the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus and assuming no exercise of the underwriters’ option to purchase additional shares from us) from the sale of the Class A common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming no exercise of the underwriters’ option to purchase additional shares from us, each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $            million. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum number of additional shares of Class A common stock from us, will be approximately $            , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering (based upon the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus).

We intend to use the net proceeds received by us in this offering for general corporate purposes and to redeem                shares of Class B common stock. See “Description of Capital Stock—Common Stock—Mandatory Redemption.” We will not receive any of the proceeds from the sale of shares offered by the selling stockholders.

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Confidential Treatment Requested by Hexion Holdings Corporation

DIVIDEND POLICY

We currently do not intend to pay cash dividends on our Class A common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our Class A common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under the Credit Facilities and the Senior Notes and under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness.”

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Confidential Treatment Requested by Hexion Holdings Corporation

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2019 on:

•	an actual basis; and

•

on an as adjusted basis to give effect to (i) the issuance and sale by us and the selling stockholders of shares of Class A common stock (assuming no exercise of the underwriters’ option to purchase additional shares from us) and the application of the net proceeds of this offering as described under “Use of Proceeds” and (ii) the conversion of all outstanding shares of our Class B common stock into shares of Class A common stock.

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Historical and Pro Forma Financial Information” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto.

	As of December 31, 2019
	Actual	As Adjusted
(in millions, except share data)
Cash and cash equivalents	$254	$

Credit Facilities:
ABL Facility(1)	—		—
Senior secured term loan—USD due 2026 (includes $7 of unamortized debt discount)	715		715
Senior secured term loan—EUR due 2026 (includes $4 of unamortized debt discount)	473		473
Senior Notes due 2027	450		450
Other debt	147		147

Total debt	1,785		1,785

Redeemable common stock Class B—subject to redemption, $0.01 par value; 8,773,960 shares authorized, issued and outstanding	147		—

Stockholders’ Equity:
Class A common stock—$0.01, par value; 300,000,000 shares authorized, 0 shares issued and outstanding (actual); issued and outstanding (as adjusted)	—		—
Class B common stock—$0.01, par value; 291,226,040 shares authorized, 49,719,104 issued and outstanding (actual); 0 issued and outstanding (as adjusted)	1		—
Warrants—10,225,445 issued and outstanding	172		—
Additional paid-in capital	845		—
Accumulated deficit	(89)		—
Accumulated other comprehensive income (loss)	(1)		—

Total stockholders’ equity	928		—

Total capitalization	$2,860		$—

(1)

The ABL Facility has a total maximum availability of $350 million (subject to borrowing base availability), of which approximately $301 million would have been available as of December 31, 2019, after giving effect to $49 million of outstanding letters of credit. See “Description of Indebtedness—Credit Facilities—ABL Facility.”

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Confidential Treatment Requested by Hexion Holdings Corporation

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock as of December 31, 2019.

Our historical net tangible book value (deficit) as of December 31, 2019 was $            , or $             per share of our Class A common stock. Our historical net tangible book value (deficit) represents the amount of our total tangible assets (total assets less goodwill and total intangible assets) less total liabilities. Historical net tangible book value (deficit) per share represents historical net tangible book value divided by the number of shares of Class A common stock issued and outstanding as of December 31, 2019.

Our pro forma net tangible value (deficit) as of December 31, 2019 was $             or $            per share of our Class A common stock. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of December 31, 2019, after giving effect to the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering. For purposes of this dilution analysis, information with respect to our existing stockholders includes shares being sold by the selling stockholders in this offering. Information with respect to new investors does not include shares being purchased by the new investors from the selling stockholders in this offering.

The following table illustrates the dilution per share of our Class A common stock, assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2019	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value (deficit) per share after this offering
Dilution in net tangible book deficit per share		$

Dilution is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share after this offering from the initial public offering price per share of Class A common stock.

The following table summarizes, as of December 31, 2019, the total number of shares of Class A common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $                per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering

Total		100%		$	100%		$

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

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Confidential Treatment Requested by Hexion Holdings Corporation

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $            , $            and $            per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our Class A common stock, the percentage of Class A common stock held by existing investors would be    %, and the percentage of shares of Class A common stock held by new investors would be    %.

The foregoing tables and calculations are based on                  shares of our Class A common stock outstanding as of December 31, 2019, and except as otherwise indicated assume:

•	an initial public offering price of $ per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus;

•	no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us in this offering;

•	the conversion of all outstanding shares of Class B common stock into shares of Class A common stock in connection with this offering;

•	the exercise of all outstanding warrants to purchase an aggregate of shares of Class A common stock at an exercise price of $0.01 per share;

•	that the shares of common stock reserved for future grant under our Management Incentive Plan have not been issued; and

•	that the shares of common stock reserved for issuance under our 2019 Incentive Plan have not been issued.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

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Confidential Treatment Requested by Hexion Holdings Corporation

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data for the periods presented. The selected historical financial information as of December 31, 2019 (Successor) and December 31, 2018 (Predecessor) and for the Successor period from July 2, 2019 through December 31, 2019 and the Predecessor period from January 1, 2019 through July 1, 2019 and for the Predecessor years ended December 31, 2018 and 2017 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial information as of December 31, 2016 and 2015 has been derived from Hexion Inc.’s audited consolidated financial statements.

You should read the following summary information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements included elsewhere in this prospectus.

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Confidential Treatment Requested by Hexion Holdings Corporation

	Successor	Predecessor
	Period from July 2, 2019 through December 31, 2019	Period from January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017	2016	2015
(in millions, except per share data)
Statements of Operations:
Net sales(1)	$1,596	$1,778	$3,797	$3,591	$3,438	$4,140
Cost of sales(1)(2)(3)	1,349	1,462	3,127	2,979	2,780	3,432
Selling, general and administrative expense(1)(2)(3)	139	145	277	301	298	294
Depreciation and amortization(3)(4)	110	52	117	129	260	139
Gain on dispositions	—	—	(44)	—	(240)	—
Asset impairments	—	—	28	13	—	6
Business realignment costs	24	15	29	52	55	16
Other operating expense, net	17	16	36	17	13	12

Operating (loss) income	(43)	88	227	100	272	241
Interest expense, net	55	89	365	329	310	326
Loss (gain) on extinguishment of debt	—	—	—	3	(48)	(41)
Reorganization items, net	—	(3,105)	—	—	—	—
Other non-operating expense (income), net(2)	1	(11)	(12)	(12)	21	(22)

(Loss) income before income tax and earnings from unconsolidated entities	(99)	3,115	(126)	(220)	(11)	(22)
Income tax (benefit) expense	(9)	222	40	18	38	34

(Loss) income before earnings from unconsolidated entities	(90)	2,893	(166)	(238)	(49)	(56)
Earnings from unconsolidated entities, net of taxes	2	2	3	4	11	17

Net (loss) income	(88)	2,895	(163)	(234)	(38)	(39)
Net (income) loss attributable to noncontrolling interest	(1)	(1)	1	—	—	(1)

Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders	$(89)	$2,894	$(162)	$(234)	$(38)	$(40)
Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic	$(1.30)	$35.04	$(1.96)	$(2.83)	(0.46)	(0.48)
Diluted	(1.30)	35.04	(1.96)	(2.83)	(0.46)	(0.48)
Weighted Average common shares and warrants outstanding:
Basic	68.7	82.6	82.6	82.6	82.6	82.6
Diluted	68.7	82.6	82.6	82.6	82.6	82.6
Cash Flows provided by (used in):
Operating activities	$224	$(173)	$(23)	$(153)	$(20)	$213
Investing activities(5)	(58)	(42)	(40)	(110)	219	(163)
Financing activities	(38)	212	81	174	(235)	24
Balance Sheet Data (at end of period):
Cash and cash equivalents	$254	$96	$128	$115	$196	$236
Total assets(1)	4,146	2,131	1,961	2,097	2,055	2,382
Total debt(6)(7)	1,785	528	3,815	3,709	3,504	3,778
Total liabilities(1)	3,071	5,212	4,875	4,839	4,594	4,859
Total redeemable common stock	147	—	—	—	—	—
Total equity (deficit)	928	(3,081)	(2,914)	(2,742)	(2,539)	(2,477)

(1)

ASC 606 Revenue from Contracts with Customers and ASC 842 Leases, were effective as of January 1, 2018 and January 1, 2019, respectively, and prior periods have not been adjusted for the adoption of these standards.

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Confidential Treatment Requested by Hexion Holdings Corporation

(2)

“Cost of sales”, “Selling, general and administrative expense” and “Other non-operating (income) expense, net” have been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2017-07 (“ASU 2017-07”), which reclassified certain components of net periodic pension and postretirement benefit costs from “Cost of sales” and “Selling, general and administrative expense” to “Other non-operating (income) expense, net” within our consolidated statements of operations. See Note 2 to our audited consolidated financial statements for more information.

(3)

As a result of the application of fresh start accounting upon our emergence from Chapter 11, we elected to change our income statement presentation for depreciation and amortization expense. All depreciation and amortization expense has been reclassified from “Cost of sales” and “Selling, general and administrative expense” to “Depreciation and amortization” for all periods presented. In addition, we will no longer present “Gross profit” as a subtotal caption.

(4)	Depreciation and amortization for the year ended December 31, 2018 and 2017 includes accelerated depreciation of $4 million and $14 million, respectively, related to facility rationalizations.
(5)

“Investing activities” within our consolidated statement of cash flows has been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2016-18 (“ASU 2016-18”), which removed the change in restricted cash from “Investing activities” in the consolidated statement of cash flows. See Note 2 to our consolidated financial statements for more information.

(6)	Total debt represents the sum of “Debt payable within one year” and “Long-term debt” on our consolidated balance sheets. See Note 8 to our consolidated financial statements for more information.
(7)	As of July 1, 2019, $3,420 million of total debt was included in “Liabilities subject to compromise” due to our Chapter 11 proceedings.

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Confidential Treatment Requested by Hexion Holdings Corporation

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2019 give effect to the Emergence Transactions contemplated by the Plan as if they occurred immediately prior to the first day of the period. Upon emergence from bankruptcy on the Emergence Date, we adopted fresh start accounting, which resulted in the creation of a new entity for financial reporting purposes. We prepared the unaudited pro forma condensed consolidated financial data by applying adjustments to our historical consolidated financial statements included herein to give effect to the Emergence Transactions contemplated by the Plan and our emergence from Chapter 11, including adjustments related to fresh start accounting. Our management believes these assumptions and adjustments are reasonable.

The unaudited pro forma condensed consolidated financial data set forth below is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have actually been reported had the Emergence Transactions and other matters reflected in the pro forma adjustments occurred at the beginning of the period presented, nor is it indicative of our future results of operations or financial position. In addition, the historical financial statements of Hexion Inc. are not comparable to the financial statements of Hexion Holdings Corporation following emergence from bankruptcy due to the effects of the consummation of the Plan and the Emergence Transactions as well as adjustments for fresh start accounting.

You should read the following information in conjunction with our consolidated financial statements, the related notes and other financial information contained elsewhere in this prospectus.

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Confidential Treatment Requested by Hexion Holdings Corporation

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2019

	Successor	Predecessor	Fresh Start Adjustments		Pro Forma Year Ended December 31, 2019
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
(In millions, except per share amounts)
Net sales	$1,596	$1,778			$3,374
Cost of sales (exclusive of depreciation and amortization shown below)	1,349	1,462	$(29)	A	2,782
Selling, general and administrative expense	139	145	(29)	B	255
Depreciation and amortization	110	52	57	C	219
Business realignment costs	24	15			39
Other operating expense, net	17	16			33

Operating (loss) income	(43)	88	1		46
Interest expense, net	55	89	(39)	D	105
Other non-operating expense (income), net	1	(11)			(10)
Reorganization items, net	—	(3,105)	3,105	E	—

(Loss) income before income tax and earnings from unconsolidated entities	(99)	3,115	(3,065)		(49)
Income tax (benefit) expense	(9)	222	(196)	F	17

(Loss) income before earnings from unconsolidated entities	(90)	2,893	(2,869)		(66)
Earnings from unconsolidated entities, net of taxes	2	2			4

Net (loss) income	(88)	2,895	(2,869)		(62)
Net income attributable to noncontrolling interest	(1)	(1)			(2)

Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders	$(89)	$2,894	$(2,869)		$(64)

Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic	$(1.30)				$(0.93)

Diluted	$(1.30)				$(0.93)

Weighted Average common shares and warrants outstanding:
Basic	68.7				68.7

Diluted	68.7				68.7

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Confidential Treatment Requested by Hexion Holdings Corporation

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Data

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The adjustments in the unaudited pro forma condensed consolidated statement of operations reflect the effects of the Plan as if they occurred immediately prior to the first day of the periods presented.

Significant adjustments reflected in the unaudited pro forma condensed consolidated statement of operations are summarized as follows:

Fresh Start Adjustments

A. Cost of Sales. This adjustment reflects the elimination of $29 million of non-cash expense related to the step up of finished goods inventory on July 1, 2019 as part of Fresh Start accounting that was expensed in the third quarter of 2019 upon the sale of the inventory.

B. Selling, General and Administrative Expense. This adjustment reflects the elimination of $29 million of costs associated with our Chapter 11 proceedings.

C. Depreciation and Amortization. Adjustments include:

•	an estimated increase of $32 million in depreciation expense as a result of the Fresh Start accounting adjustments for plant, property and equipment; and

•	an estimated increase of $25 million in amortization expense as a result of the Fresh Start accounting adjustments for intangible assets.

D. Interest Expense. This adjustment reflects the elimination of interest expense associated with the Predecessor Company’s capital structure and reflects the estimated interest expense associated with the capital structure as contemplated in the Plan with a weighted average interest rate of approximately 6%. A 0.125% change in assumed weighted average interest rate would increase/(decrease) pro forma interest expense, net by approximately $2 million.

E. Reorganization Items, Net. This adjustment reflects incremental costs incurred directly as a result of the Bankruptcy Petitions, gains on the settlement of liabilities under the Plan and the net impact of Fresh Start accounting adjustments. The following table summarizes reorganization items:

Predecessor
January 1, 2019 through July 1, 2019
Net gain on reorganization adjustments	$(1,254)
Net gain on fresh start adjustments	(2,007)
Financing fees	104
Professional fees	39
DIP ABL Facility fees	13

Total	$(3,105)

F. Income Tax Expense. Adjustments include:

•	the elimination of $207 million of income tax expense as a result of the impact of the Plan and fresh start accounting adjustments; and

•

an estimated increase in income tax expense of $11 million, representing the estimated tax impact of the other Fresh Start adjustments discussed above, excluding the elimination of “Reorganization items, net”, at a blended statutory tax rate of 28%.

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Confidential Treatment Requested by Hexion Holdings Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Historical Consolidated Financial Data.” The following discussion and analysis contains forward-looking statements about our business, operations and financial performance based on current plans and estimates that involve risks, uncertainties and assumptions. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in the sections of this prospectus titled “Risk Factors” and “Forward-Looking Statements.”

Emergence from Chapter 11 Bankruptcy

On April 1, 2019 (the “Petition Date”), Hexion Inc., Hexion Holdings LLC, Hexion LLC and certain of our subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 proceedings were jointly administered under the caption In re Hexion TopCo, LLC, No. 19-10684. The Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

On June 25, 2019, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On the Emergence Date, in accordance with the terms of the Plan and the Confirmation Order, the Plan became effective and the Debtors emerged from bankruptcy.

Overview and Outlook

We are a large participant in the specialty chemicals industry and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for most paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as wind energy and electrical composites. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas drilling. Key drivers for our business include general economic and industrial conditions, including housing starts and auto build rates. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries can and have significantly affected our results.

Through our worldwide network of strategically located production facilities, we serve more than 3,100 customers in approximately 85 countries. Our global customers include large companies in their respective industries, such as Akzo Nobel, BASF, Norbord, Louisiana Pacific, Monsanto, Owens Corning, PPG Industries, Sherwin Williams and Weyerhaeuser.

Business Strategy

As a significant player in the specialty chemicals industry, we believe we have opportunities to strategically grow our business over the long term. Our products are well aligned with global mega-trends. We believe growth

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Confidential Treatment Requested by Hexion Holdings Corporation

in many of our key applications is being driven by an increasing need for lighter, stronger, higher performance and engineered materials in many end-markets such as aerospace, automotive, energy and construction. Global urbanization is expected to result in ever increasing demands for more sustainable solutions in energy, such as wind turbines, agriculture, low-emitting coatings, carbon efficient buildings through engineered structural wood, lightweighting composite applications and improved fire, smoke and toxicity performance. Through these growth strategies we strive to create shareholder value and generate solid operating cash flow.

The recent worldwide outbreak of the coronavirus is expected to negatively impact global economic output across many industries, including ours. As a result, the market has experienced weakening as compared to this time last year and therefore, our earnings in the first quarter of 2020, and potentially in the second quarter of 2020, may be negatively impacted by the outbreak.

Reportable Segments

Our business segments are based on the products that we offer and the markets that we serve. At December 31, 2019, we had three reportable segments: Forest Products Resins; Epoxy, Phenolic & Coating Resins; and Corporate & Other. A summary of the major products and items associated with our reportable segments are as follows:

•	Forest Products Resins: forest products resins and formaldehyde applications.

•

Epoxy, Phenolic & Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds.

•

Corporate & Other: primarily corporate general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions and foreign exchange gains and losses.

Realignment of Reportable Segments in 2020

As part of the our continuing efforts to drive growth and greater operating efficiencies, in January 2020 we changed our reportable segments to align around our two growth platforms: Adhesives; and Coatings & Composites. These new segments consist of the following businesses:

•

Adhesives: these businesses focus on the global adhesives market. They include our global wood adhesives business, including: forest products resin assets in North America, Latin America, Europe, Australia and New Zealand; global formaldehyde; and the global phenolic specialty resins business, which now also includes the oilfield technologies group.

•	Coatings & Composites: these businesses focus on the global coatings and composites market. They include our base and specialty epoxy resins and Versatic™ Acids and Derivatives businesses.

•	Corporate & Other will continue to be a reportable segment.

We modified our internal reporting processes and systems to accommodate the new structure and the change to segment reporting is effective starting in the first quarter of 2020.

Financial Results Summary

Our financial results for the period from January 1, 2019 through July 1, 2019 and for fiscal years ended 2018 and 2017 are referred to as those of the “Predecessor” period. Our financial results for the period from July 2, 2019 through December 31, 2019 are referred to as those of the “Successor” period. Our results of operations as reported in our consolidated financial statements for these periods are prepared in accordance with U.S. GAAP, which requires that we report on our results for the period from January 1, 2019 through July 1, 2019 and the period from July 2, 2019 through December 31, 2019 separately.

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Confidential Treatment Requested by Hexion Holdings Corporation

We do not believe that reviewing the results of these periods in isolation would be useful in identifying any trends in or reaching any conclusions regarding our overall operating performance. Management believes that the key performance metrics such as Net sales, Operating income and Segment EBITDA for the Successor period when combined with the Predecessor period provides more meaningful comparisons to other periods and are useful in identifying current business trends. Accordingly, in addition to presenting our results of operations as reported in our consolidated financial statements in accordance with U.S. GAAP, the tables and discussions below also present the combined results for the year ended December 31, 2019.

The combined results (referred to as “Non-GAAP Combined” or “Combined”) for the year ended December 31, 2019, which we refer to herein as results for the “Year Ended December 31, 2019” represent the sum of the reported amounts for the Predecessor period January 1, 2019 through July 1, 2019 combined with the Successor period from July 2, 2019 through December 31, 2019. These Combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results under applicable regulations. The Non-GAAP Combined operating results are presented for supplemental purposes only, may not reflect the actual results we would have achieved absent our emergence from bankruptcy, may not be indicative of future results and should not be viewed as a substitute for the financial results of the Predecessor period and Successor period presented in accordance with U.S. GAAP.

2019 Overview

Following are highlights from our results of operations for the years ended December 31, 2019 and 2018:

	Successor	Predecessor	Non-GAAP Combined	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2019	2018	$ Change	% Change
Statements of Operations:
Net sales	$1,596	$1,778	$3,374	$3,797	$(423)	(11)%
Operating (loss) income	(43)	88	45	227	(182)	(80)%
(Loss) income before income tax	(99)	3,115	3,016	(126)	3,142	n/m
Net (loss) income	(88)	2,895	2,807	(163)	2,970	n/m
Segment EBITDA:
Forest Products Resins	$129	$152	$281	$285	$(4)	(1)%
Epoxy, Phenolic & Coating Resins	75	111	186	226	(40)	(18)%
Corporate & Other	(37)	(30)	(67)	(71)	4	6%

Total	$167	$233	$400	$440	$(40)	(9)%

•

Net Sales—Net sales in 2019 were $3,374 million, a decrease of 11% compared with $3,797 million in 2018. Volume negatively impacted sales by $164 million primarily related to volume decreases in our North American resins business due to weaker demand driven by customer mill closures and the impact of competitive pricing pressures, and in our phenolic resins business due to an overall weakness in the market, primarily in the automotive and construction industries. These decreases were partially offset by increased volumes in our epoxy specialty business due to strong demand in China wind energy. Pricing negatively impacted sales by $154 million due largely to softer market conditions in our base epoxy resins business and raw material price decreases contractually passed through to customers across many of our businesses. Foreign exchange translation negatively impacted net sales by $105 million due to the weakening of various currencies against the U.S. dollar in 2019 compared to 2018.

•	Net Income—Net income in 2019 was $2,807 million, an improvement of $2,970 million as compared with a net loss of $163 million in 2018. This increase was driven by $3,105 million of net

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Confidential Treatment Requested by Hexion Holdings Corporation

reorganization items primarily related to reorganization and fresh start adjustments associated with our emergence from bankruptcy and a decrease in interest expense of $221 million as a result of the restructuring of our debt through our Chapter 11 proceedings. These increases were partially offset by a decrease in gross profit due primarily to the margin reductions in our base epoxy resins business discussed above, increased depreciation and amortization expense related to the step-up in our fixed and intangible assets as a result of fresh start adjustments and a gain on the sale of our ATG business of $44 million that occurred in the first quarter of 2018.

•

Segment EBITDA—In 2019, Segment EBITDA was $400 million, a decrease of 9% compared with $440 million in 2018. This decrease was primarily due to margin reductions in our base epoxy resins business driven by softer market conditions.

•

Restructuring and Cost Reduction Programs—During 2019, we achieved $19 million in cost savings related to our cost reduction programs. We have essentially realized all cost savings associated with the approximately $40 million cost savings program announced in the fourth quarter of 2017. During 2019, we have initiated approximately $20 million of new cost reduction activities, of which we have $14 million of in-process cost savings that we expect to realize over the next 12 months.

•

Network Security Incident—In March 2019, we experienced a network security incident that temporarily prevented access to certain information technology systems and data within our network, primarily impacting our corporate functions. Our manufacturing sites, which rely on different networks, continued to operate safely and with limited interruption. For the year ended December 31, 2019, we incurred approximately $8 million in costs, net of insurance recoveries, related to the incident.

•

Growth Initiatives—We recently completed construction of our new Application Development Center in Shanghai, China, which will help meet the strong growth and demand for new coatings technologies in the region. We also recently announced plans for the expansion of our adhesive resins capacity in Australia as we continue to invest in productivity projects and strategically invest in our manufacturing footprint.

Matters Impacting Comparability of Results

Our consolidated financial statements include our accounts and our majority-owned subsidiaries in which minority shareholders hold no substantive participating rights. Intercompany accounts and transactions are eliminated in consolidation.

Chapter 11 Bankruptcy and Fresh Start Accounting Impacts

As a result of the Emergence and qualifying for the application of fresh start accounting, at the Emergence Date, our assets and liabilities were recorded at their estimated fair values which, in some cases, are significantly different than amounts included in our financial statements prior to the Emergence Date. Accordingly, our financial condition and results of operations on and after the Emergence Date are not directly comparable to our financial condition and results of operations prior to the Effective Date. The total amount of reorganization and fresh start adjustments, as well as incremental costs incurred related to our bankruptcy petitions incurred while we were in bankruptcy resulted in a total gain of $3,105 million which is classified within “Reorganization items, net” in the consolidated statements of operations.

In addition, we incurred costs related to our Chapter 11 proceedings both prior to filing for bankruptcy and post-emergence, which are not classified within “Reorganization items, net” as these costs were not incurred while in bankruptcy. These costs were $29 million for the year ended December 31, 2019, and are classified within “Selling, general and administrative expense” in the consolidated statements of operations.

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Raw Material Prices

Raw materials comprised approximately 75% of our cost of sales in 2019. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represented approximately 50% of our total raw material costs in 2019. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas, have caused volatility in our raw material costs and utility costs. In 2019, the average price of methanol and urea decreased by approximately 22% and 5%, respectively, and the average price of phenol increased by 2%, as compared to 2018. In 2018, the average price increase of phenol, methanol and urea increased by approximately 2%, 21% and 20%, respectively, as compared to 2017. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.

We expect long-term raw material cost volatility to continue because of price movements of key feedstocks. To help mitigate raw material volatility, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices.

Other Comprehensive Income

Our other comprehensive income is primarily impacted by foreign currency translation. Foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; accounts payable; pension and other postretirement benefit obligations and certain intercompany loans payable and receivable. The primary currencies in which these assets and liabilities are denominated are the euro, Brazilian real, Chinese yuan, Canadian dollar and Australian dollar.

In 2019, we entered into an interest rate swap agreement to hedge interest rate variability caused by quarterly changes in cash flow due to associated changes in LIBOR under our Senior Secured Term Loan. This swap was designed as a cash flow hedge and the effective portion of the change in fair value was recorded in “other comprehensive (loss) income.”

The impact of defined benefit pension and postretirement benefit adjustments is primarily driven by unrecognized prior service cost related to our defined benefit and other non-pension postretirement benefit plans (“OPEB”), as well as the subsequent amortization of these amounts from accumulated other comprehensive income in periods following the initial recording of such amounts. Upon the application of fresh start accounting, on the Emergence Date, all prior unrecognized service cost within accumulated other comprehensive income related to our defined benefit pension and OPEB plans were reset in accordance with ASC 852. Refer to Note 4 to our consolidated financial statements.

Pension and OPEB MTM Adjustments

Under our accounting policy related to the recognition of gains and losses for pension and OPEB plans, upon the annual remeasurement of our pension and OPEB plans in the fourth quarter, or on an interim basis as triggering events warrant, we immediately recognize gains and losses as a mark-to-market (“MTM”) gain or loss through net income. The largest component of our pension and OPEB expense typically relates to these MTM adjustments. Reductions in discount rates for the Successor period July 2, 2019 through December 31, 2019 resulted in an increase in the MTM loss of $18 million, from a gain of $13 million in 2018 to a loss of $5 million in 2019. A MTM loss of $44 million was recorded upon Emergence, also driven by reductions in discount rates, which was included within “Reorganization items, net” on the consolidated statement of operations for the period

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January 1, 2019 through July 1, 2019. In 2018, favorable pension plan asset returns resulted in an increase in the MTM gain of $9 million, from a gain of $4 million in 2017 to a gain of $13 million in 2018. These MTM adjustments are recognized in “Other non-operating (income) expense, net” in the consolidated statements of operations.

Results of Operations

	Successor	Predecessor	Non-GAAP Combined	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2019	2018	2017
(in millions)
Net sales	$1,596	$1,778	$3,374	$3,797	$3,591
Cost of sales (exclusive of depreciation and amortization shown below)(1)	1,349	1,462	2,811	3,127	2,979
Selling, general and administrative expense(1)	139	145	284	277	301
Depreciation and amortization(1)(2)	110	52	162	117	129
Gain on dispositions	—	—	—	(44)	—
Asset impairments	—	—	—	28	13
Business realignment costs	24	15	39	29	52
Other operating expense, net	17	16	33	36	17

Operating (loss) income	(43)	88	45	227	100
Operating income as a percentage of net sales	(3)%	5%	1%	6%	3%
Interest expense, net	55	89	144	365	329
Loss on extinguishment of debt	—	—	—	—	3
Other non-operating expense (income), net	1	(11)	(10)	(12)	(12)
Reorganization items, net	—	(3,105)	(3,105)	—	—

Total non-operating expense (income)	56	(3,027)	(2,971)	353	320

(Loss) income before income tax and earnings from unconsolidated entities	(99)	3,115	3,016	(126)	(220)
Income tax (benefit) expense	(9)	222	213	40	18

(Loss) income before earnings from unconsolidated entities	(90)	2,893	2,803	(166)	(238)
Earnings from unconsolidated entities, net of taxes	2	2	4	3	4

Net (loss) income	(88)	2,895	2,807	(163)	(234)
Net (income) loss attributable to noncontrolling interest	(1)	(1)	(2)	1	—

Net (loss) income attributable to Hexion Holdings Corporation	$(89)	$2,894	$2,805	$(162)	$(234)

Other comprehensive (loss) income	$(1)	$(8)	$(9)	$(10)	$31

(1)

As a result of the application of fresh start accounting upon our emergence from Chapter 11, we elected to change our income statement presentation of depreciation and amortization expense beginning in the Successor period July 2, 2019 through December 31, 2019 and all periods thereafter. As a result, “Depreciation and amortization” has been added as a line item in our consolidated statements of operations and “Cost of sales” and “Selling, general and administrative expense” excludes all depreciation and amortization expense. Refer to Note 2 to our audited consolidated financial statements for more information.

(2)	For the years ended December 31, 2018 and 2017, accelerated depreciation of $4 million and $14 million, respectively, has been included in “Depreciation and amortization.”

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Confidential Treatment Requested by Hexion Holdings Corporation

Net Sales

In 2019, net sales decreased by $423 million, or 11%, compared to 2018. This decrease was primarily driven by volume decreases which negatively impacted net sales by $164 million primarily related to volume decreases in our North American resins business due to weaker demand driven by customer mill closures and the impact of competitive pricing pressures, and in our phenolic resins business due to an overall weakness in the market, primarily in the automotive and construction industries. These decreases were partially offset by increased volumes in our epoxy specialty business due to strong demand in China wind energy. Pricing negatively impacted sales by $154 million due primarily to softer market conditions in our base epoxy resins business and raw material price decreases contractually passed through to customers across many of our businesses. Foreign currency translation negatively impacted net sales by $105 million due to the weakening of various foreign currencies against the U.S. dollar in 2019.

In 2018, net sales increased by $206 million, or 6%, compared to 2017. This increase was primarily driven by pricing, which positively impacted net sales by $382 million due largely to improved market conditions in our base epoxy resins business and raw material price increases contractually passed through to customers across many of our businesses. Foreign currency translation positively impacted net sales by $31 million due largely to the strengthening of the euro and Chinese yuan against the U.S. dollar in 2018 compared to 2017. These increases were partially offset by volumes, which negatively impacted net sales by $190 million primarily related to volume decreases in our epoxy businesses driven by margin optimization. Additionally, volumes in our oilfield business decreased due to highly competitive market conditions. Lastly, the disposition of our ATG business in the first quarter of 2018 negatively impacted sales by $17 million.

Operating Income

In 2019, operating income decreased by $182 million compared to 2018, primarily driven by margin reductions in our base epoxy resins business discussed above, the gain on the disposition of our ATG business of $44 million that occurred in the first quarter 2018, $29 million of non-cash expense related to the step up of finished goods inventory on July 1, 2019 as part of fresh start accounting that was expensed in the Successor period upon the sale of the inventory, increases in depreciation and amortization of $45 million and increases in business realignment costs of $10 million and in selling, general and administrative expense of $7 million. The increase in depreciation and amortization is due to the increase in our fixed and intangible assets as a result of fresh start adjustments and the increase in business realignment costs is driven by higher severance expenses related to recent cost reduction actions. The increase in selling, general and administrative expense is driven by approximately $29 million of certain professional fees and other expenses incurred in the first, third and fourth quarters of 2019 related to our Chapter 11 proceedings, as well as the timing of variable compensation costs, partially offset by savings related to our ongoing cost savings and productivity actions. These decreases to operating income were partially offset by an asset impairment of $28 million that occurred in third quarter of 2018 within our oilfield business, as well as decreases in our other operating expense of $3 million. The decrease in other operating expense is due to lower realized and unrealized foreign currency losses.

In 2018, operating income increased by $127 million compared to 2017, primarily driven by the increase in gross profit of $68 million discussed above, a gain on the disposition of our ATG business of $44 million and a decrease in business realignment costs of $23 million. The decrease in business realignment costs is largely attributable to lower severance and facility closure related expenses in 2018. These increases to operating income were partially offset by increases in asset impairments of $15 million, primarily related to our oilfield business, and an increase in other operating expense of $19 million due to an increase in realized and unrealized foreign currency losses.

Non-Operating Expense

In 2019, total non-operating expense decreased by $3,324 million compared to 2018, due to $3,105 million of reorganization items, net primarily related to reorganization and fresh start adjustments associated with our

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Confidential Treatment Requested by Hexion Holdings Corporation

emergence from bankruptcy and a decrease in interest expense of $221 million as a result of our the restructuring of our debt through our Chapter 11 proceedings. These items were partially offset by a decrease in other non-operating income of $2 million driven by the negative impact of MTM adjustments on pension and OPEB liabilities, partially offset by an increase in realized and unrealized foreign currency gains.

In 2018, total non-operating expense increased by $33 million compared to 2017, driven by an increase in interest expense of $36 million due primarily to the write-off of $33 million in unamortized deferred debt issuance costs due to the reclassification of outstanding debt to current in the fourth quarter of 2018 as a result of our Chapter 11 filings and substantial doubt about our ability to continue as a going concern for the next twelve months, as well as higher average debt levels in 2018. These increases to interest expense are partially offset by $3 million of loss on extinguishment of debt that occurred in 2017. Note that other non-operating income remained flat as the positive impact of MTM adjustments on pension and OPEB liabilities was offset by an increase in realized and unrealized foreign currency losses.

Income Tax Expense

On December 22, 2017, the United States enacted tax reform legislation that included a broad range of business tax provisions, including but not limited to a reduction in the U.S. federal tax rate from 35% to 21% as well as provisions that limit or eliminate various deductions or credits. The legislation also causes U.S. expenses, such as interest, general administrative and certain executive officer compensation expenses, to be taxed and imposes a new tax on U.S. cross-border payments.

The 2017 provision for income taxes included a provisional one-time charge of $65 million for the transition tax on accumulated foreign earnings and profits, which resulted in an associated one-time reduction estimated at $185 million in our net operating loss carryforward. Upon filing our 2017 income tax return, the final transition tax calculated was $64 million and the related net operating loss utilized was $181 million.

As a result of U.S. tax reform, we recognized the earnings of non-U.S. operations in our 2017 U.S. consolidated income tax return under the transition tax. For the year ended December 31, 2017, we accrued the incremental tax expense expected to be incurred upon the repatriation of the previously taxed earnings.

During 2017, we recognized income tax expense of $18 million, primarily as a result of income from certain foreign operations. Losses in the United States created a deferred income tax benefit which was completely offset by an increase to the valuation allowance. We incurred a provisional income tax expense of $167 million associated with revaluing our net U.S. deferred tax attributes to reflect the new U.S. corporate tax rate of 21%, as well as an additional $65 million provisional income tax expense associated with the estimated transition tax. Our valuation allowance was reduced by $234 million as a result of the impact Tax Reform had on reducing our net deferred tax assets.

Due to the previously enacted U.S. tax rate change, estimated balances as of December 31, 2017 represented timing differences, which changed when those estimates were finalized with the filing of our 2017 income tax return. We updated our provisional estimate of the transition tax and assessed the impact on our valuation allowance during 2018.

During 2018, we recognized income tax expense of $40 million, primarily as a result of income from certain foreign operations. In the United States, as a result of Tax Reform, disallowed interest expense resulted in current year taxable income which utilized a net operating loss carryforward. The disallowed interest expense carryforward of $283 million generated a deferred tax asset. The decrease in the valuation allowance due to the net operating loss utilization was offset by an increase in the valuation allowance recorded on the interest expense carryforward deferred tax asset. Tax Reform also resulted in the inclusion of Global Intangible Low Tax Income (“GILTI”) of $21 million, which was fully offset by our net operating loss. This further reduced our valuation allowance.

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Additionally, certain provisions of Tax Reform were not effective until 2018. During 2018, we evaluated and recorded the impact of these provisions in the financial statements and we made our accounting policy elections with respect to these items. We elected to account for GILTI as a current period expense in the reporting period in which the tax is incurred.

During the Predecessor period January 1, 2019 through July 1, 2019, we recorded income tax expense of $40 million for reorganization adjustments, primarily consisting of tax expense of $50 million for the gain recognized between fair value and tax basis (our gain will be substantially offset by our tax attributes, including a U.S. net operating loss and previously disallowed interest expense). A tax benefit of $10 million was recorded for the removal of a valuation allowance for certain foreign jurisdictions. Pursuant to the Plan, we are obligated to indemnify the Predecessor Company for any tax related liabilities. We recorded income tax expense of $222 million in the Predecessor period, primarily related to the increase in deferred tax liabilities resulting from fresh start accounting.

The Predecessor Company’s U.S. net operating loss carryforward of $1,053 million and certain state net operating loss carryforwards, along with other tax attributes, have been utilized or forfeited as a result of the taxable gain realized upon emergence from bankruptcy. Certain foreign net operating loss and other carryforwards of the Predecessor Company were forfeited upon emergence from bankruptcy on the Emergence Date.

Upon emergence from bankruptcy on the Emergence Date, we applied fresh start accounting (see Note 4 for more information regarding fresh start accounting) and therefore the deferred tax assets and liabilities were adjusted based on the revised U.S. GAAP financial statements. As a result of the step-up in U.S. GAAP basis in our foreign assets without a corresponding step-up in the tax basis of the foreign assets, our deferred tax liability increased. An Internal Revenue Code §338(h)(10) election is expected to be made to treat the emergence from bankruptcy as an asset sale for U.S. income tax purposes. As a result, the emergence from bankruptcy is expected to be treated as a deemed sale of assets of the Predecessor Company while the Successor Company receives a step-up in U.S. tax basis to fair value. We anticipate electing bonus depreciation (as currently permitted under Tax Reform) on the stepped-up U.S. eligible fixed assets. We also anticipate amortizing the stepped-up basis of intangibles over a 15-year period and our depreciation and amortization expense is expected to generate a net operating loss for the tax year ended December 31, 2019. The net operating loss will be carried forward indefinitely but will be subject to an 80% limitation on U.S. taxable income.

During the Successor period July 2, 2019 through December 31, 2019, we recognized income tax benefit of $9 million, primarily as a result of losses from certain foreign operations of which the deferred tax asset created is not offset by a valuation allowance. Losses in the United States created a deferred tax asset which was completely offset by an increase to the valuation allowance. The disallowed interest expense carryforward of $34 million generated a deferred tax asset which offset the decrease in the valuation allowance on the net operating loss deferred tax asset. We anticipate a GILTI inclusion of $15 million, which will be fully offset by our net operating loss and further reduces our valuation allowance. As previously discussed above, we anticipate electing bonus depreciation.

Other Comprehensive Loss

In 2019, foreign currency translation negatively impacted other comprehensive loss by $11 million, due to an overall weakening of various foreign currencies against the U.S. dollar in 2018, partially offset by an unrealized gain of $2 million on an interest rate swap designated as a cash flow hedge recorded to other comprehensive income.

In 2018, foreign currency translation negatively impacted other comprehensive loss by $8 million, primarily due to overall weakening of various foreign currencies against the U.S. dollar in 2017, as well as the impact of $2 million of amortization of prior service costs on defined benefit pension and postretirement benefits.

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In 2017, other comprehensive income of $31 million relates to the $33 million positive impact of foreign currency translation, primarily due to the overall strengthening of various foreign currencies against the U.S. dollar, partially offset by $2 million of amortization of prior service costs on defined benefit pension and postretirement benefits.

Results of Operations by Segment

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items, other income and expenses and discontinued operations. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net loss or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

The combined results for the year ended December 31, 2019 represent the sum of the reported amounts for the Predecessor period from January 1, 2019 through July 1, 2019 combined with the Successor period from July 2, 2019 through December 31, 2019. These Combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results under applicable regulations. The Non-GAAP Combined operating results are presented for supplemental purposes only, may not reflect the actual results we would have achieved absent our emergence from bankruptcy, may not be indicative of future results and should not be viewed as a substitute for the financial results of the Predecessor period and Successor period presented in accordance with U.S. GAAP. See the notes to our audited consolidated financial statements and below for reconciliation of net (loss) income to Segment EBITDA for the Successor and Predecessor periods.

	Non-GAAP Combined	Predecessor
	Year Ended December 31,
	2019	2018	2017
(in millions)
Net Sales(1):
Forest Products Resins	1,485	1,682	1,539
Epoxy, Phenolic & Coating Resins	$1,889	$2,115	$2,052

Total	$3,374	$3,797	$3,591

Segment EBITDA:
Forest Products Resins	281	285	257
Epoxy, Phenolic & Coating Resins	$186	$226	$174
Corporate & Other	(67)	(71)	(66)

Total	$400	$440	$365

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Year Ended December 31, 2019 vs. Year Ended December 31, 2018 Segment Results

Following is an analysis of the percentage change in net sales by segment from the year ended December 31, 2018 to the year ended December 31, 2019:

	Volume	Price/ Mix	Currency Translation	Total
Forest Products Resins	(4)%	(5)%	(3)%	(12)%
Epoxy, Phenolic & Coating Resins	(4)%	(4)%	(3)%	(11)%

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Forest Products Resins

Net sales in the year ended December 31, 2019 decreased by $197 million, or 12%, when compared to the year ended December 31, 2018. Pricing negatively impacted net sales by $79 million, which was primarily due to raw material price decreases contractually passed through to customers across many of our businesses. Volume negatively impacted net sales by $74 million, primarily related to volume decreases in our North American resins business due to weaker demand driven by customer mill closures and competitive pricing pressures. Foreign exchange translation negatively impacted net sales by $44 million, due largely to the strengthening of the U.S. dollar against various currencies in the year ended December 31, 2019 compared to the year ended December 31, 2018.

Segment EBITDA in the year ended December 31, 2019 decreased by $4 million to $281 million compared to the year ended December 31, 2018. This decrease was primarily driven by the volume decreases in our North American resins business discussed above, largely offset by $18 million of previously recorded deferred contract revenue that was accelerated during the period as a result of the application of fresh start accounting.

Epoxy, Phenolic & Coating Resins

Net sales in the year ended December 31, 2019 decreased by $226 million, or 11%, compared to the year ended December 31, 2018. Volumes negatively impacted net sales by $90 million, which was primarily related to volume decreases in our base epoxy resins, phenolic specialty resins and versatic acids businesses driven by overall weakness in the market, primarily in the automotive and construction industries. These decreases were partially offset by increased volumes in our epoxy specialty business due to stronger demand in China wind energy. Pricing negatively impacted net sales by $75 million primarily due to softer market conditions in our base epoxy resins business as compared to the year ended December 31, 2018. Foreign exchange translation negatively impacted net sales by $61 million, due primarily to the strengthening of the U.S. dollar against various foreign currencies in the year ended December 31, 2019 compared to the year ended December 31, 2018.

Segment EBITDA in the year ended December 31, 2019 decreased by $40 million to $186 million compared to 2018. The decrease was driven was primarily driven by the margin reductions in our base epoxy resins business due to softer market conditions discussed above.

Corporate & Other

Corporate & Other is primarily corporate, general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to the other segments. Corporate & Other charges decreased by $4 million to $67 million compared to the year ended December 31, 2018, due primarily to our ongoing cost reduction efforts, the timing of variable compensation costs and favorable foreign exchange impacts.

Year Ended December 31, 2018 vs. Year Ended December 31, 2017 Segment Results

The table below provides additional detail of the percentage change in sales by segment from 2017 to 2018:

	Volume	Price/ Mix	Currency Translation	Impact of Dispositions	Total
Forest Products Resins	—%	11%	(1)%	(1)%	9%
Epoxy, Phenolic & Coating Resins	(9)%	10%	2%	—%	3%

Forest Products Resins

Net sales in the year ended December 31, 2018 increased by $143 million, or 9%, when compared to the year ended December 31, 2017. Pricing positively impacted net sales by $182 million, which was primarily due

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Confidential Treatment Requested by Hexion Holdings Corporation

to raw material price increases contractually passed through to customers across many of our businesses. Foreign exchange translation negatively impacted net sales by $21 million, due largely to the strengthening of the U.S. dollar against the Brazilian real partially offset by the strengthening of the euro and Canadian dollar against the U.S. dollar in the year ended December 31, 2018 compared to the year ended December 31, 2017. Volumes were essentially flat in the year ended December 31, 2018 compared to the year ended December 31, 2017, decreasing net sales by $1 million. Lastly, the disposition of our ATG business in the first quarter of 2018 negatively impacted sales by $17 million.

Segment EBITDA in the year ended December 31, 2018 increased by $28 million to $285 million compared to the year ended December 31, 2017. This increase was primarily due to improved performance in our North American formaldehyde business, as well as the impact of our ongoing cost reduction initiatives.

Epoxy, Phenolic & Coating Resins

Net sales in the year ended December 31, 2018 increased by $63 million, or 3%, compared to the year ended December 31, 2017. Pricing positively impacted net sales by $200 million due primarily to improved market conditions in our base epoxy resins business and raw material price increases contractually passed through to customers across many of our businesses. Volumes negatively impacted net sales by $189 million, primarily related to volume decreases in our epoxy specialty business driven by margin optimization. Additionally, volumes in our oilfield business decreased due to highly competitive market conditions. Foreign exchange translation positively impacted net sales by $52 million, primarily due to the strengthening of the euro and the Chinese yuan against the U.S. dollar in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Segment EBITDA in the year ended December 31, 2018 increased by $52 million to $226 million compared to the year ended December 31, 2017. The increase was driven by increased margins in our base epoxy resins business, as well as the impact of our ongoing cost reduction initiatives, most notably in our phenolic resins business.

Corporate & Other

Corporate & Other is primarily corporate, general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to the other segments. Corporate & Other charges increased by $5 million to $71 million compared to the year ended December 31, 2017, due primarily to higher compensation costs, partially offset by our ongoing cost savings efforts.

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Confidential Treatment Requested by Hexion Holdings Corporation

Reconciliation of Net Loss to Segment EBITDA:

	Successor	Predecessor	Non-GAAP Combined	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2019	2018	2017
(in millions)
Reconciliation:
Net (loss) income attributable to Hexion Inc.	$(89)	$2,894	$2,805	$(162)	$(234)
Net (income) loss attributable to noncontrolling interest	(1)	(1)	(2)	1	—

Net (loss) income	(88)	2,895	2,807	(163)	(234)
Income tax (benefit) expense	(9)	222	213	40	18
Interest expense, net	55	89	144	365	329
Depreciation and amortization(1)	110	52	162	117	129

EBITDA	$68	$3,258	$3,326	$359	$242
Adjustments to arrive at Segment EBITDA:			—
Asset impairments and write-downs	$—	$—	$—	$32	$13
Business realignment costs	24	15	39	29	52
Realized and unrealized foreign currency losses (gains)	5	(6)	(1)	27	3
Gain on dispositions	—	—	—	(44)	—
Loss on extinguishment of debt	—	—	—	—	3
Unrealized losses (gains) on pension and OPEB plan liabilities	5	—	5	(13)	(4)
Transaction costs	11	26	37	13	8
Reorganization items, net(2)	—	(3,076)	(3,076)	—	—
Non-cash impact of inventory step-up(3)	29	(29)	—	—	—
Other non-cash items(4)	10	9	19	14	16
Other(5)	15	36	51	23	32

Total adjustments	99	(3,025)	(2,926)	81	123

Segment EBITDA	$167	$233	$400	$440	$365

Segment EBITDA:
Forest Products Resins	$129	$152	$281	$285	$257
Epoxy, Phenolic and Coating Resins	75	111	186	226	174
Corporate & Other	(37)	(30)	(67)	(71)	(66)

Total	$167	$233	$400	$440	$365

(1)	For the years ended December 31, 2018 and 2017, accelerated depreciation of $4 million and $14 million, respectively, has been included in “Depreciation and amortization.”
(2)	Excludes the “Non-cash impact of inventory step-up” discussed below.
(3)

Represents $29 million of non-cash expense related to the step up of finished goods inventory on July 1, 2019 as part of fresh start accounting that was expensed in the Successor period upon the sale of the inventory (see Note 4 to our audited consolidated financial statements for more information).

(4)	Primarily include expenses for retention programs, fixed asset disposals and share-based compensation costs.
(5)

Includes $18 million of Segment EBITDA impact related to deferred revenue that was accelerated on July 1, 2019 as part of fresh start accounting. For the Successor period from July 2, 2019 through December 31, 2019, items classified as “Other” primarily included IT outage costs and expenses related to legacy

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Confidential Treatment Requested by Hexion Holdings Corporation

liabilities. For the Predecessor period from January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017, items classified as “Other” primarily included management fees and expenses related to legacy liabilities.

Adjustments to Arrive at Segment EBITDA

Not included in Segment EBITDA are certain non-cash items and other income and expenses.

Reorganization items, net for the Predecessor period from January 1, 2019 through July 1, 2019 represent incremental costs incurred directly as a result of our Chapter 11 proceedings after the date of filing, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments. See Note 5 to our audited consolidated financial statements for more information.

For the Successor period from July 2, 2019 through December 31, 2019, transaction costs primarily included $6 million of certain professional fees and other expenses related to our Chapter 11 proceedings incurred post-emergence, as well as certain professional fees related to strategic projects. For the Predecessor period from January 1, 2019 through July 1, 2019, transaction costs primarily included $23 million of certain professional fees and other expenses related to our Chapter 11 proceedings incurred prior to the date of filing. For the years ended December 31, 2018 and 2017, transaction costs included certain professional fees related to strategic projects.

For the Successor period from July 2, 2019 through December 31, 2019, Predecessor period from January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, business realignment costs primarily included costs related to certain in-process facility rationalizations and cost reduction programs. Business realignment costs for the year ended December 31, 2017 primarily included costs related to the rationalization at our Norco, LA manufacturing facility and costs related to certain in-process cost reduction programs.

For the Successor period from July 2, 2019 through December 31, 2019, items classified as “Other” primarily included IT outage costs and expenses related to legacy liabilities. For the Predecessor period from January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017, items classified as “Other” primarily included management fees and expenses related to legacy liabilities.

Liquidity and Capital Resources

2020 Outlook

Following our emergence from our Chapter 11 proceedings, we believe we are favorably positioned to fund our ongoing liquidity requirements for the foreseeable future through cash generated from operations, as well as available borrowings under our ABL Facility. The additional liquidity provided by the Rights Offering and the impact of the Plan on our capital structure, resulting in reduced annual debt service obligations of approximately $210 million, will increase our future operational and financial flexibility and leave us well positioned to make strategic capital investments, leverage our leadership positions with both our customers and suppliers, optimize our portfolio and drive new growth programs.

At December 31, 2019, we had $1,785 million of outstanding debt and $610 million in liquidity consisting of the following:

•	$250 million of unrestricted cash and cash equivalents (of which $160 million is maintained in foreign jurisdictions);

•	$301 million of borrowings available under the ABL Facility ($350 million borrowing base less $49 million of outstanding letters of credit); and

•	$59 million of time drafts and borrowings available under credit facilities at certain international subsidiaries.

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Confidential Treatment Requested by Hexion Holdings Corporation

Our net working capital (defined as accounts receivable and inventories less accounts payable) at December 31, 2019 and 2018 was $356 million and $362 million, respectively. A summary of the components of our net working capital as of December 31, 2019 and 2018 is as follows:

	Successor		Predecessor
	December 31, 2019	% of LTM Net Sales	December 31, 2018	% of LTM Net Sales(1)
Accounts receivable	$365	11%	$412	11%
Inventories	332	10%	334	9%
Accounts payable	(341)	(10)%	(384)	(10)%

Net working capital(1)	$356	11%	$362	10%

(1)

Management believes that this non-GAAP measure is useful supplemental information. This non-GAAP measure should be considered by the reader in addition to but not instead of, the financial statements prepared in accordance with U.S. GAAP.

The decrease in net working capital of $6 million from December 31, 2018 was driven by a decrease of $47 million in accounts receivable and in inventory of $2 million, primarily the result of decreased volumes in the year ended December 31, 2019 compared to the year ended December 31, 2018 and lower raw material costs. This was partially offset by a decrease in accounts payable of $43 million largely related to timing of vendor payments, primarily as a result of our Chapter 11 proceedings. Based on our new capital structure, we expect continued structural improvement in our vendor terms going forward. Consistent with the historical seasonality of our businesses, we expect an increase in net working capital in the first quarter of 2020 compared to the fourth quarter of 2019.

Sources and Uses of Cash

Following are highlights from our consolidated statements of cash flows:

	Successor	Predecessor	Non-GAAP Combined	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	December 31,
			2019	2018	2017
Sources (uses) of cash:
Operating activities	$224	$(173)	$51	$(23)	$(153)
Investing activities	(58)	(42)	(100)	(40)	(110)
Financing activities	(38)	212	174	81	174
Effect of exchange rates on cash flow	1	—	1	(5)	8

Net increase (decrease) in cash and cash equivalents	$129	$(3)	$126	$13	$(81)

Operating Activities

In the year ended December 31, 2019, operating activities provided $51 million of cash. Net income of $2,807 million included $3,293 million of net non-cash items related to our reorganization, unrealized foreign currency gains of $8 million and other non-cash income adjustments of $5 million, partially offset by depreciation and amortization of $162 million, deferred tax expense of $144 million, deferred financing fees of $136 million, non-cash impact of inventory step-up of $29 million, loss on sale of assets of $9 million, unrealized losses related to the remeasurement of our pension and OPEB liabilities of $5 million and non-cash stock based compensation expense of $8 million. Net working capital used $2 million, which was largely driven by a decrease in accounts receivable due to the timing of vendor payments offset by decreases in accounts receivable

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Confidential Treatment Requested by Hexion Holdings Corporation

due to lower volumes and lower raw material prices. Changes in other assets and liabilities and income taxes payable provided $59 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, restructuring reserves, incentive compensation, pension plan contributions and taxes.

In the year ended December 31, 2018, operating activities used $23 million of cash. Net loss of $163 million included $155 million of net non-cash expense items, consisting of depreciation and amortization of $113 million, non-cash asset impairments and accelerated depreciation of $32 million, amortization of deferred financing fees of $49 million, deferred tax expense of $12 million, loss on sale of assets of $6 million and unrealized foreign currency losses of $2 million, partially offset by the gain on the sale of ATG of $44 million and unrealized gains related to the remeasurement of our pension and OPEB liabilities of $13 million. Net working capital used $8 million, which was largely driven by increases in inventories due to raw material price inflation and decreases in accounts receivable due to lower volumes. Changes in other assets and liabilities and income taxes payable used $7 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, restructuring reserves, incentive compensation, pension plan contributions and taxes.

In the year ended December 31, 2017, operating activities used $153 million of cash. Net loss of $234 million included $151 million of net non-cash expense items, consisting of depreciation and amortization of $115 million, non-cash asset impairments and accelerated depreciation of $27 million, amortization of deferred financing fees $16 million, loss on debt extinguishment of $3 million and unrealized foreign currency losses of $3 million, partially offset by $4 million of unrealized gains related to the remeasurement of our pension and OPEB liabilities, gain on sale of assets of $1 million and a deferred tax benefit of $3 million. Net working capital used $41 million, which was largely driven by increases in accounts receivable and inventories due primarily to volume increases related to market conditions as well as raw material price inflation. Changes in other assets and liabilities and income taxes payable used $29 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, restructuring reserves, incentive compensation, pension plan contributions and taxes.

Investing Activities

In the year ended December 31, 2019, investing activities used $100 million, primarily driven by capital expenditures of $101 million, partially offset by proceeds from sale of assets of $1 million.

In the year ended December 31, 2018, investing activities used $40 million, primarily driven by capital expenditures of $90 million, partially offset by net proceeds from the ATG disposition of $49 million and proceeds from sale of assets of $1 million.

In the year ended December 31, 2017, investing activities used $110 million, primarily driven by capital expenditures of $118 million (including capitalized interest), partially offset by net proceeds from the sale of assets of $8 million.

Financing Activities

In the year ended December 31, 2019, financing activities provided $174 million. Net short-term debt repayments were $28 million and net long-term debt borrowings were $40 million, proceeds received from the rights offering were $300 million and we also paid $138 million of financing fees. Our long-term debt borrowings primarily consisted of the proceeds from our new Term Loan Facility and Senior Notes, offset by the debt repayments made as part of the Plan.

In the year ended December 31, 2018, financing activities provided $81 million. Net short-term debt borrowings were $10 million and net long-term debt borrowings were $72 million. Our long-term debt borrowings primarily consisted of $137 million in borrowings under the Predecessor Company’s ABL credit facility. We also paid $1 million of financing fees.

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Confidential Treatment Requested by Hexion Holdings Corporation

In the year ended December 31, 2017, financing activities provided $174 million. Net short-term debt borrowings were $21 million and net long-term debt borrowings were $178 million. Our long-term debt borrowings primarily consisted of $81 million in borrowings under our Predecessor ABL Facility, the refinancing of the Predecessor Company’s senior secured notes in February 2017, an additional $75 million aggregate principal amount of new first lien notes issued in May 2017 and $43 million related to the sale-leaseback financing of certain equipment at plants within our Forest Products Resins segment that occurred in the second half of 2017. We also paid $25 million of financing fees related to these debt transactions.

There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to us in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.

Outstanding Debt

Following is a summary of our cash and cash equivalents and outstanding debt at December 31, 2019:

December 31, 2019
(in millions)
Cash and cash equivalents	$254
Senior Secured Credit Facility:
ABL Facility	$—
Senior Secured Term Loan—USD due 2026 (includes $7 of unamortized debt discount at December 31, 2019)	715
Senior Secured Term Loan—EUR due 2026 (includes $4 of unamortized debt discount at December 31, 2019)	473
Senior Notes:
7.875% Senior Notes due 2027	450
Debentures:
9.20% debentures due 2021	—
7.875% debentures due 2023	—
Other Borrowings:
Australia Facility due 2021 at 3.9% and 4.8% at December 31, 2019 and 2018, respectively	31
Brazilian bank loans at 9.2% and 10.0% at December 31, 2019 and 2018, respectively	41
Lease obligations(1)	64
Other at 5.0% and 5.3% at December 31, 2019 and 2018, respectively	11

Total	$1,785

(1)	Lease obligations include finance leases and sale leaseback financing arrangements.

We regularly review our portfolio and are currently exploring potential divestitures. While there is no guarantee of a transaction, it could include a specific business unit or combination of several businesses. We expect that the proceeds from a transaction or transactions upon completion would be used to help reduce the absolute amount of our debt.

Further, depending upon market, pricing and other conditions, including the current state of the high yield bond market, as well as cash balances and available liquidity, we or our affiliates, may seek to acquire notes or other indebtedness of us through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration.

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Confidential Treatment Requested by Hexion Holdings Corporation

Covenant Compliance

Credit Facilities and Senior Notes

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in the case of our ABL Facility, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and the Senior Notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, events of bankruptcy, a change of control and most covenant defaults. Events of default under the indentures governing the Senior Notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.

The indenture that governs Hexion Inc.’s Senior Notes (the “Indenture”) contains a Pro Forma EBITDA to Fixed Charges ratio incurrence test which may restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months (“LTM”) basis) of at least 2.0:1. The Pro Forma EBITDA to Fixed Charges Ratio under the Indenture is generally defined as the ratio of (a) Pro Forma EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis and each with respect to Hexion Inc. on a consolidated basis. See below for our Pro Forma EBITDA to Fixed Charges Ratio calculation.

Our ABL Facility, which is subject to a borrowing base, does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $30 million and (b) 10.0% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Pro Forma EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured for the four most recent quarters for which financial statements have been delivered.

Reconciliation of Last Twelve Months Hexion Inc. Net Loss to Pro Forma EBITDA

Pro Forma EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. We believe that including the supplemental adjustments that are made to calculate Pro Forma EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Pro Forma EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Pro Forma EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Indenture should not be considered an alternative to interest expense.

The following table reconciles Hexion Inc.’s net income to EBITDA and Pro Forma EBITDA for the twelve month period that includes combined information from the Predecessor Company from January 1, 2019 through

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Confidential Treatment Requested by Hexion Holdings Corporation

July 1, 2019 and the Successor Company from July 2, 2019 through December 31, 2019, and calculates the ratio of Pro Forma EBITDA to Fixed Charges as calculated under our Indenture for the period presented:

December 31, 2019
LTM Period (Hexion Inc.)
(in millions)
Net income	$2,807
Income tax expense	213
Interest expense, net	144
Depreciation and amortization	162

EBITDA	$3,326
Adjustments to arrive at Pro Forma EBITDA:
Business realignment costs(1)	39
Realized and unrealized foreign currency losses	(1)
Unrealized loss on pension and OPEB plan liabilities(2)	5
Transaction costs(3)	37
Reorganization items, net(4)	(3,105)
Non-cash impact of inventory step-up(5)	29
Non-cash other(6)	19
Acceleration of deferred revenue(7)	18
Other(8)	38
Cost reduction programs savings(9)	14

Pro Forma EBITDA	$419

Pro forma fixed charges(10)	$105

Ratio of Pro Forma EBITDA to Fixed Charges	3.99

(1)

Primarily represents costs related to headcount reduction expenses and plant rationalization costs related to in-process and recently completed cost reduction programs, termination costs and other costs associated with business realignments.

(2)	Represents non-cash gains resulting from pension and postretirement benefit plan liability remeasurements.
(3)

Represents certain professional fees related to strategic projects, including $29 million of certain professional fees and other expenses related to our Chapter 11 proceedings incurred prior to filing and post-emergence.

(4)

Represents incremental costs incurred directly as a result of our Chapter 11 proceedings after the date of filing, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments.

(5)

Represents $29 million of non-cash expense related to the step up of finished goods inventory on July 1, 2019 as part of fresh start accounting that was expensed in the Successor period upon the sale of the inventory.

(6)	Primarily includes expenses for retention programs, fixed asset disposals and share-based compensation costs.
(7)	Represents the impact of deferred revenue that was accelerated on July 1, 2019 as part of fresh start accounting.
(8)	Primarily includes business optimization expenses, IT outage costs and expenses related to legacy liabilities.
(9)

Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with our business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on

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actual costs of exiting headcount and elimination or reduction of site costs. We expect the savings to be realized within the next 12 months.
(10)	Reflects pro forma interest expense based on interest rates at December 31, 2019.

Contractual Obligations

The following table presents our contractual cash obligations at December 31, 2019. Our contractual cash obligations consist of legal commitments at December 31, 2019 that require us to make fixed or determinable cash payments, regardless of the contractual requirements of the specific vendor to provide us with future goods or services. This table does not include information about most of our recurring purchases of materials used in our production; our raw material purchase contracts do not meet this definition since they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless a cancellation would result in a major disruption to our business. For example, we have contracts for information technology support that are cancelable, but this support is essential to the operation of our business and administrative functions; therefore, amounts payable under these contracts are included. These contractual obligations are grouped in the same manner as they are classified in the consolidated statements of cash flows in order to provide a better understanding of the nature of the obligations.

	Payments Due By Year
Contractual Obligations	2020	2021	2022	2023	2024	2025 and beyond	Total
Operating activities:
Purchase obligations(1)	$151	$109	$51	$38	$38	$273	$660
Interest on fixed rate debt obligations	55	52	52	36	36	107	338
Interest on variable rate debt obligations(2)	47	44	53	48	57	91	340
Operating lease obligations	28	21	14	11	4	66	144
Funding of pension and other postretirement obligations(3)	33	31	30	31	34	171	330
Financing activities:
Long-term debt, including current maturities	67	52	32	16	8	1,614	1,789
Capital lease obligations(4)	3	3	—	—	—	2	8

Total	$384	$312	$232	$180	$177	$2,324	$3,609

(1)

Purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations.

(2)	Based on applicable interest rates in effect at December 31, 2019.
(3)

Pension and other postretirement contributions have been included in the above table for the next five years. These amounts include estimated benefit payments to be made for unfunded foreign defined benefit pension plans as well as estimated contributions to our funded defined benefit plans. The assumptions used by our actuaries in calculating these projections includes a weighted average annual return on pension assets of approximately 3.7% for the years 2020 – 2023 and the continuation of current law and plan provisions. These estimated payments may vary based on the actual return on our plan assets or changes in current law or plan provisions. See Note 13 to our audited consolidated financial statements for more information on our pension and postretirement obligations.

(4)	Sale leaseback financing arrangements are included in “Long-term debt, including current maturities” because they are not considered leases under Topic 842.

The table above excludes payments for income taxes and environmental obligations since, at this time, we cannot determine either the timing or the amounts of all payments beyond 2019. At December 31, 2019, we

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Confidential Treatment Requested by Hexion Holdings Corporation

recorded unrecognized tax benefits and related interest and penalties of $186 million. We estimate that we will pay between $35 million and $45 million in 2020 for U.S. Federal, state and foreign income taxes. We expect non-capital environmental expenditures for 2020 through 2025 totaling $10 million. See Notes 12 and 16 to our audited consolidated financial statements for more information on these obligations.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2019.

Critical Accounting Estimates

In preparing our financial statements in conformity with U.S. GAAP, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements.

Our most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our audited consolidated financial statements, are as follows:

Fresh Start Accounting

On the Emergence Date, in accordance with ASC 852, we applied fresh start accounting to our financial statements as (i) the holders of existing voting shares prior to our emergence received less than 50% of our voting shares outstanding following our emergence from bankruptcy and (ii) the reorganization value of our assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims. Fresh start accounting was applied to our audited consolidated financial statements as of July 1, 2019, the date we emerged from bankruptcy, which resulted in a new basis of accounting and we became a new entity for financial reporting purposes. As a result, we allocated the reorganization value of us to our individual assets based on their estimated fair values. Reorganization value represents the fair value our assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill.

Environmental Remediation and Restoration Liabilities

Accruals for environmental matters are recorded when we believe that it is probable that a liability has been incurred and we can reasonably estimate the amount of the liability. We have accrued $51 million and $50 million at December 31, 2019 and 2018, respectively, for all probable environmental remediation and restoration liabilities, which is our best estimate of these liabilities. Based on currently available information and analysis, we believe that it is reasonably possible that the costs associated with these liabilities may fall within a range of $39 million to $97 million. This estimate of the range of reasonably possible costs is less certain than the estimates that we make to determine our reserves. To establish the upper limit of this range, we used assumptions that are less favorable to us among the range of reasonably possible outcomes, but we did not assume that we would bear full responsibility for all sites to the exclusion of other potentially responsible parties.

Some of our facilities are subject to environmental indemnification agreements, where we are generally indemnified against damages from environmental conditions that occurred or existed before the closing date of our acquisition of the facility, subject to certain limitations. In other cases we have sold facilities subject to an environmental indemnification agreement pursuant to which we retain responsibility for certain environmental conditions that occurred or existed before the closing date of the sale of the facility.

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Confidential Treatment Requested by Hexion Holdings Corporation

Income Tax Assets and Liabilities and Related Valuation Allowances

On December 22, 2017, the United States enacted tax reform legislation that included a broad range of business tax provisions, including but not limited to a reduction in the U.S. federal tax rate from 35% to 21% as well as provisions that limit or eliminate various deductions or credits. The legislation also causes U.S. expenses, such as interest, general administrative and certain executive officer compensation expenses, to be taxed and imposes new taxes on U.S. cross-border payments. Furthermore, the legislation includes a one-time transition tax on accumulated foreign earnings and profits.

We continue to evaluate the accounting impacts of the legislation, assemble and analyze the required information and await additional guidance from the U.S. Treasury Department, the IRS or other standard-setting bodies. Additionally, we continue to analyze other information and regulatory guidance. See Note 16 to our audited consolidated financial statements for further details on the impacts of U.S. tax reform.

At December 31, 2019, we had a valuation allowance of $140 million against our deferred income tax assets. This valuation allowance is made up of a $59 million valuation allowance against all of our net U.S. federal and state deferred income tax assets, as well as a valuation allowance of $81 million against a portion of our net foreign deferred income tax assets, primarily in the Netherlands.

At December 31, 2018, we had a valuation allowance of $547 million against our deferred income tax assets. This valuation allowance is made up of a $377 million valuation allowance against all of our net U.S. federal and state deferred income tax assets, as well as a valuation allowance of $145 million against a portion of our net foreign deferred income tax assets, primarily in Germany and the Netherlands.

The valuation allowances require an assessment of both negative and positive evidence, such as operating results during the most recent three-year period. This evidence is given more weight than our expectations of future profitability, which are inherently uncertain.

We considered all available evidence, both positive and negative, in assessing the need for a valuation allowance for deferred tax assets. We evaluated four possible sources of taxable income when assessing the realization of deferred tax assets:

•	Taxable income in prior carryback years;

•	Future reversals of existing taxable temporary differences;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carryforwards.

For 2019, previous and current losses in the U.S. and in certain foreign operations for recent periods continue to provide sufficient negative evidence requiring a valuation allowance against the net federal, state and certain foreign deferred tax assets.

Uncertainty in income taxes is recognized in the financial statements in accordance with the applicable accounting guidance. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in its tax return. We also apply the guidance relating to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in our audited consolidated financial statements. Tax benefits are recognized in our audited consolidated financial statements when it is more

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likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement may require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2019 and December 31, 2018, we recorded unrecognized tax benefits and related interest and penalties of $186 million and $145 million, respectively.

Pensions and Non-Pension Postretirement Benefit Plans

The amounts that we recognize in our financial statements for pension benefit obligations are determined by actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which are:

•	The weighted average rate used for discounting the liability;

•	The weighted average expected long-term rate of return on pension plan assets;

•	The method used to determine market-related value of pension plan assets;

•	The weighted average rate of future salary increases; and

•	The anticipated mortality rate tables.

The discount rate reflects the rate at which pensions could be effectively settled. When selecting a discount rate, our actuaries provide us with a cash flow model that uses the yields of high-grade corporate bonds with maturities consistent with our anticipated cash flow projections. Our pension and OPEB liabilities and related service and interest cost are calculated using a split-rate interest discounting methodology, whereby expected future cash flows related to these liabilities are discounted using multiple interest rates on a forward curve that correspond to the timing of the expected cash flows.

The expected long-term rate of return on plan assets is determined based on the various plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, we take into account the rates on long-term debt investments that are held in the portfolio, as well as expected trends in the equity markets, for plans including equity securities.

The market-related value of pension plan assets is determined based on the nature of the investment. Equity and fixed income securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held. The underlying asset values are based on observable inputs and quoted market prices. Cash equivalents represent investments in a collective short term investment fund, which is a cash sweep for uninvested cash that earns interest monthly. For these investments, book value is assumed to equal fair value due to the short duration of the investment term. Investments in commingled funds with exposure to a variety of hedge fund strategies, which are not publicly traded and have ongoing redemption restrictions, are measured at net asset value per share as a practical expedient for fair value, which is derived from the underlying asset values in these funds, only some of which represent observable inputs and quoted market prices.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as our specific compensation targets.

The mortality tables that are used represent the most commonly used mortality projections for each particular country, and reflect projected mortality improvements.

We believe the current assumptions used to estimate plan obligations and pension expense are appropriate in the current economic environment. However, as economic conditions change, we may change some of our assumptions, which could have a material impact on our financial condition and results of operations.

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The following table presents the sensitivity of our projected pension benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), deficit (“Deficit”) and 2019 pension expense to the following changes in key assumptions:

	Increase / (Decrease) at December 31, 2019		Increase / (Decrease)
	PBO	ABO	2019 Expense
Assumption:
Increase in discount rate of 0.5%	$(85)	$(79)	$15
Decrease in discount rate of 0.5%	74	34	(16)
Increase in estimated return on assets of 1.0%	N/A	N/A	(7)
Decrease in estimated return on assets of 1.0%	N/A	N/A	7

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

Goodwill

Our reporting units include epoxy, phenolic specialty resins, oilfield, versatics and forest products. Our reporting units are generally one level below our operating segments for which discrete financial information is available and reviewed by segment management. However, components of an operating segment can be aggregated as one reporting unit if the components have similar economic characteristics. We perform an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, we use a probability weighted market and income approach to estimate the fair value of the reporting unit. Our market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA multiple technique. Under this technique, estimated fair value is the result of a market based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. Our income approach is a discounted cash flow model. The discounted cash flow model requires management to project revenues, operating expenses, working capital investment, taxes, capital spending and cash flows over a multi-year period, as well as determine the weighted average cost of capital to be used as a discount rate. Applying this discount rate to the multi-year projections provides an estimate of fair value for the reporting unit. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment charge is recorded for the difference.

In 2017, due to us lowering our forecast of estimated earnings and cash flows for our oilfield business from those previously projected and indefinitely idling a manufacturing facility within our oilfield business, and due to the slower than previously assumed recovery in the oil and gas market, the estimated fair value of our oilfield reporting unit was less than the carrying value of the net assets of the reporting unit. In estimating the fair value of the oilfield reporting unit, we relied solely on a discounted cash flow model income approach. This was due to our belief that the reporting unit’s EBITDA, a key input under the market approach, was not representative and consistent with the reporting unit’s historical performance and long-term outlook and, therefore, was not consistent with assumptions that a market participant would use in determining the fair value of the reporting unit. To measure the amount of the goodwill impairment, we allocated the estimated fair value of the reporting unit to the reporting unit’s assets and liabilities. As a result of this allocation, we estimated that the implied fair value of the oilfield reporting unit’s goodwill was $0. As such, the entire oilfield reporting unit’s goodwill balance of $13 million was impaired during the third quarter of 2017, and we recognized a goodwill impairment charge of $13 million in our Epoxy, Phenolic & Coating Resins segment, which is included in “Asset impairments” in the consolidated statements of operations. Significant unobservable inputs in the discounted cash flow analysis included projected long-term future cash flows, projected growth rates and discount rates associated with this reporting unit. Future projected long-term cash flows and growth rates were derived from

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models based upon forecasts prepared by our management. These projected cash flows were discounted using a rate of 13.5%.

As of October 1, 2019 and 2018, the estimated fair value of each of our reporting units containing goodwill were deemed to be in excess of the carrying amount of assets and liabilities assigned to each unit. The step up of fixed and intangible asset values during fresh start accounting resulted in an increase of the carrying amounts of net assets for our reporting units that have goodwill, thereby reducing the amount of headroom between the fair value and carrying value of these reporting units. As a result, future unfavorable changes to business results and/or discounted cash flows for these reporting units are more likely to result in asset impairments.

Other Intangible Assets

We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be a change in circumstances, indicating that the carrying value of our amortizable intangible assets may not be recoverable, include goodwill impairment, idling of a plant and a reduction to the estimated useful life. We may in the future be required to record a significant charge in our audited consolidated financial statements during the period in which any impairment of our amortizable intangible assets is determined, negatively affecting our results of operations.

Long-Lived Assets

As events warrant, we evaluate the recoverability of long-lived assets, other than goodwill and other indefinite-lived intangibles, by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Impairment indicators include, but are not limited to, a significant decrease in the market price of a long-lived asset; a significant adverse change in the manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset; or a current expectation that it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges. Long-lived assets are grouped together at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of long-lived assets. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value. We do not have any indefinite-lived intangible assets, other than goodwill.

Recently Issued Accounting Standards

See Note 2 to our audited consolidated financial statements for a detailed description of recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility related to these exposures we use various financial instruments, including some derivatives, to help us hedge our foreign currency exchange risk and interest rate risk. We also use raw material purchasing contracts and pricing contracts with our customers to help mitigate commodity price risks. These contracts generally do not contain minimum purchase requirements.

We do not use derivative instruments for trading or speculative purposes. We manage counterparty credit risk by entering into derivative instruments only with financial institutions with investment-grade ratings.

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Confidential Treatment Requested by Hexion Holdings Corporation

Foreign Exchange Risk

Our international operations accounted for 56% of our sales in both 2019 and 2018, respectively. As a result, we have significant exposure to foreign exchange risk on transactions that can potentially be denominated in many foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. The functional currency of our operating subsidiaries is the related local currency.

We reduce foreign currency cash flow exposure from exchange rate fluctuations where economically feasible by hedging firmly committed foreign currency transactions. Our use of forward contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount that is under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results, or other foreign currency net asset or liability positions.

We are party to various foreign exchange rate swaps in Brazil in order to reduce the foreign currency risk associated with certain assets and liabilities of our Brazilian subsidiary that are denominated in U.S. dollars. The counter-parties to the foreign exchange rate swap agreements are financial institutions with investment grade ratings. We do not apply hedge accounting to these derivative instruments.

Our foreign exchange risk is also mitigated because we operate in many foreign countries, which reduces the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, which reduces the potential impact of foreign currency exchange rate fluctuations.

A 5% strengthening of the U.S. dollar against the primary currencies in which we conduct our non-U.S. operations in 2019 would generate an approximate $94 negative impact to our estimated net sales. Conversely, a 5% weakening of the U.S. dollar against the same currencies would benefit our estimated net sales by an equal amount.

Interest Rate Risk

We have exposure to interest rate risk through our variable rate borrowing activities. As a result of our emergence from Chapter 11, the interest rates of approximately 30% of our outstanding debt are fixed. Assuming the amount of our variable debt remains the same, an increase of 1% in the interest rates on our variable rate debt would increase our 2020 estimated debt service requirements by approximately $13.

On October 10, 2019, we executed an interest rate swap agreement to hedge interest rate variability caused by quarterly changes in cash flow due to associated changes in LIBOR under the Company’s senior secured Term Loan Facility. In this arrangement, we receive a variable 3-month LIBOR and pay fixed interest rate swaps, effective January 1, 2020 and expiring January 1, 2025, and we have designated $300 of our variable rate senior secured Term Loan Facility as the notional amount for the future interest rate payments. As a result of this transaction 46% of our outstanding debt will be fixed.

On October 22, 2019, the Company executed an interest rate cap derivative instrument for a premium amount of less than $1. The objective of this instrument is to partially eliminate the variability of cash flows in future interest payments for a notional amount of $375 of its variable rate senior secured Term Loan Facility when 3-month LIBOR is above 2.50%. This transaction becomes effective January 1, 2020 and expires January 1, 2023. This transaction further mitigates the impact of future interest rate increases.

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Confidential Treatment Requested by Hexion Holdings Corporation

Following is a summary of our outstanding debt as of December 31, 2019 and 2018. The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2019 and 2018. All other debt fair values are based on other similar financial instruments, or based upon interest rates that are currently available to us for the issuance of debt with similar terms and maturities.

	2019			2018
Year	Debt Maturities	Weighted Average Interest Rate	Fair Value	Debt Maturities	Weighted Average Interest Rate	Fair Value
2019				$3,716	8.2%	$2,646
2020	$70	5.8%	$71	49	6.7%	49
2021	55	5.9%	54	11	10.1%	11
2022	32	5.8%	32	24	10.1%	24
2023	16	5.9%	15	8	10.1%	8
2024	8	5.8%	8	1	10.1%	1
2025 and beyond	1,615	5.8%	1,635	6	10.0%	6

	$1,796		$1,815	$3,815		$2,745

Our cash equivalent investments and short-term investments are made in instruments that meet the credit quality standards that are established in our investment policies, which also limits the exposure to any one investment. At December 31, 2019 and 2018, we had $74 and $31, respectively, invested at average rates of 2.1% and 4.1%, respectively, primarily in interest-bearing money-market investments. Due to the short maturity of our cash equivalents, the carrying value of these investments approximates fair value. Our short-term investments are recorded at cost which approximates fair value. Our interest rate risk is not significant; a 1% increase or decrease in interest rates on invested cash would not have had a material effect on our net income or cash flows for the years ended December 31, 2019 and 2018.

Commodity Risk

We are exposed to price risks on raw material purchases, most significantly with phenol, methanol, urea, acetone, propylene and chlorine. For our commodity raw materials, we have purchase contracts that have periodic price adjustment provisions. Commitments with certain suppliers, including our phenol and urea suppliers, provide up to 100% of our estimated requirements but also provide us with the flexibility to purchase a certain portion of our needs in the spot market, when it is favorable to us. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. Should any of our suppliers fail to deliver or should any key long-term supply contracts be cancelled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. Our largest supplier provided approximately 14% of our raw material purchases in 2019, and we could incur significant time and expense if we had to replace this supplier. In addition, several feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner.

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. To help control our natural gas costs, we hedge a portion of our natural gas purchases for North America by entering into futures contracts for natural gas. These contracts are settled for cash each month based on the closing market price on the last day that the contract trades on the New York Mercantile Exchange. We also enter into fixed price forward contracts for the purchase of electricity at certain of our manufacturing plants to offset the risk associated with increases in the prices of the underlying commodities.

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Confidential Treatment Requested by Hexion Holdings Corporation

We recognize gains and losses on these contracts each month as gas and electricity is used. Our future commitments are marked-to-market on a quarterly basis. We have not applied hedge accounting to these contracts.

Our commodity risk is moderated through our selected use of customer contracts with selling price provisions that are indexed to publicly available indices for the relevant commodity raw materials.

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Confidential Treatment Requested by Hexion Holdings Corporation

INDUSTRY

We compete in the adhesives, coatings and composites industry. Adhesives, coatings and composites are critical components and formulations used to impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength to our customers’ and their customers’ final products. Our products sold to our customers are highly value-added, even though they often represent only a small portion of the overall end-product cost. In particular, we produce the resins that go into the formulation of adhesives, coatings and composites. Such resins are part of the broader thermoset resin industry. Thermosets are materials that permanently cure, harden or set in a final product application. We believe we have the broadest range of thermoset resin technologies in the world. Thermoset resins are generally considered specialty chemical products because they are principally produced based on customer product specifications and sold on the basis of performance, technical support, product innovation and customer service. Our thermoset resins are sold into the global adhesives, coatings and composites markets. We expect that favorable industry dynamics will continue to drive thermoset growth ahead of global GDP. These growth dynamics include stringent safety requirements and regulation, growing urbanization and an increasing need for lighter, stronger, higher performance and engineered materials.

Adhesives

Adhesives are critical materials used for bonding materials together; either between two substrates or within a mixture to bind together materials to form a structure. We sell products that are used in adhesives where the adhesive action is based on chemical curing to create high strength, chemical and temperature resistance and rigidity. These chemical curing materials are known as thermosets. We are the largest thermoset technology company in the world and produce two key types of adhesive materials based on curing technology. We produce amino resins (urea formaldehyde and melamine formaldehyde) and phenol formaldehyde chemistries, which are used to bind wood particles for products such as oriented strand board, plywood, medium density fiberboard and engineered wood applications. We also produce phenolic resins which are used in applications that require extreme heat resistance and strength, such as after-market automotive and original equipment manufacturing track brake pads.

Coatings

Coatings are formulated materials that are used for surface protection. The coatings market is a 42 million metric ton global market that we believe will continue to grow due to population growth, infrastructure investment and industrial activity. In addition, coatings have a stable demand profile because they are used to maintain existing structures that require repainting or recoating periodically due to weathering or repeated use. Coatings use our resins to act as binders and the protective material to form the actual finished product. Our products are cured to bind color pigments and additives together to create performance and decorative characteristics. Epoxy resins, which are our primary products to the coatings market, are used in high performance protective and maintenance, automotive, industrial, architectural and construction end-markets. These are applications which require a strong protective layer and excellent adhesion for dissimilar surfaces. The coatings industry is a highly regulated industry with evolving regulations in all major geographies having recently placed limits on the emission of VOCs and hazardous air pollutants. As a result, customers are shifting toward regulation-compliant, low-VOC solvent-borne and waterborne coatings. We expect growth in our end-markets to be ahead of global GDP growth given these trends.

Composites

Composites are a fast growing industry which consists of materials that provide strength and rigidity to structural and non-structural components at low weight versus traditional materials such as steel, aluminum and titanium. Composites consist of a matrix material reinforced with an engineered or natural fiber. The matrix secures the fiber, forms the shape and structure and transfers load across the fibers. Fibers provide strength and

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Confidential Treatment Requested by Hexion Holdings Corporation

stiffness to reinforce the part or component to provide strength without cracking. Our epoxy and phenolic resins are the matrix materials in composite formulations and components together with glass, carbon and aramid fibers. These materials are known as fiber-reinforced polymer composites and are growing significantly as aerospace, transportation and energy companies are requiring materials that are lightweight and still as strong as traditional materials. Key aerospace customers such as Boeing and Airbus are increasingly using composites in aircraft. For example, the Airbus A350 XWB and Boeing 787 airframes contain more than 50% composites. Our resin technology can also improve the fire, smoke and toxicity (“FST”) properties of composite parts. For example, our EPON™ FlameX Epoxy System is a breakthrough technology that allows our customers to benefit from FST performance, aesthetics and faster processing methods in the manufacturing of their products. Our epoxy resins are used for carbon fiber reinforced polymers in structures for wind blades, aerostructures and automotive parts among many other structural parts. Our phenolic resins are also used in applications that require extreme heat resistance and strength, such as aircraft components, under-the-hood automotive parts and electrical laminates.

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BUSINESS

Overview

We are a leading global producer of adhesives, coatings and composites materials. Our products include a broad range of critical components and formulations used to impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength to our customers’ and their customers’ final products. Our products sold to our customers are highly value-added, even though they often represent only a small portion of the overall end-product cost. We provide our customers with a combination of product technology, applications knowledge and global supply chain capabilities. We have two reporting segments, Adhesives and Coatings & Composites. Our Adhesives segment produces construction and industrial adhesives. In our Coatings & Composites segment, we produce resins used in composites, electronics and performance coatings applications.

	Year ended December 31, 2019
Segments and Sub-segments	Sales	% of Total
(dollars in millions)
Adhesives:
Construction Adhesives	$1,252	37%
Industrial Adhesives	374	11%
Intermediates & Derivatives	400	12%
Subtotal	2,026	60%

Coatings & Composites:
Composites	374	11%
Performance Coatings	783	23%
Base Chemicals	191	6%

Subtotal	1,348	40%

Total	$3,374	100%

Adhesives Segment

Our adhesives business is a leading global innovator and producer of adhesive materials used in building products, furniture, industrial, automotive and energy applications. We believe our products are mission-critical for our customers and impart valuable performance characteristics such as durability, gloss, heat resistance, adhesion and strength. Our adhesives are based on two vertically integrated production platforms based on formaldehyde-based resins and phenolic-based resins. Our products are engineered with customized specifications as a result of collaborative relationships with our customers who we interface with through our regional commercial, technical support and research and development organization. Through this collaboration, we help our customers address the shifting requirements of their products due to new performance requirements, new standards related to workplace safety, new environmental standards and increasing energy conservation requirements. Adhesives specifications are constantly evolving in order to address changing customer demands and improved quality requirements. As a result, we must continuously collaborate with our customers to create new and more efficient pathways for the production of adhesives.

Our Adhesives business consists of three sub-segments: Construction Adhesives, Industrial Adhesives and Intermediates & Derivatives.

Construction Adhesives

Our construction adhesives are based on two vertically integrated production platforms: amino-based resins (urea formaldehyde and melamine formaldehyde) and phenolic-based resins for wood adhesives. Wood

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adhesives are critical components that provide the structural integrity, thermal stability, durability and moisture resistance to structural and decorative wood products such as oriented strand board, plywood and medium density fiberboard. Wood adhesives support a more sustainable construction market where wood products use renewable materials, e.g., sustainable tree plantations, with a much lower carbon footprint. We source internally almost all of our formaldehyde requirements for the production of our wood adhesives. This integration gives us significant competitive advantages through cost-effective production, security of supply to us and our customers and a reduction in raw material cost volatility.

Within our Construction Adhesives sub-segment, our phenolic specialty resins are utilized for their binding qualities and are used widely in the production of mineral and glass wool based components for commercial and domestic insulation applications. End-products that use our phenolic resins include fiberglass insulation, fiberglass mat and coatings and insulating foam. Our world-class technical service capabilities provide close collaboration with our customers. Our phenolic resins can be engineered to meet our customers’ desired foam characteristics under their manufacturing processes and conditions. We believe that the demand for our construction adhesives is driven by increased demand for greener, more fire retardant and more sustainable products.

The schematic below showcases certain applications for our construction adhesives products:

Industrial Adhesives

We are a leading producer of phenolic specialty resins, which are mainly used in industrial applications that require excellent hardness, high durability, extreme heat resistance and strength, such as in abrasives, refractories, automotive binders and hydraulic fracturing. Our products provide critical binding qualities in friction and reinforcement materials, such as glass fibers, grains and other fillers that are bound together and shaped for their applications with our specialty resins. Our phenolic specialty resins enable critical properties

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such reduced cycle-time, improved product stability at higher temperatures and improved noise reduction. Our resins are also used in several other applications that require metal-to-metal and rubber-to-metal bonding, high mechanical strength, adhesion to smooth metal substrates, strong water resistance and powerful corrosion protection. We believe our product development allows us to meet our customer evolving needs, such as in engine oil filters, where our phenolic resins continue to be the binding agent of choice as the industry has moved to thinner filters that must resist new synthetic oils and hotter environments. Our resins are fundamental to each highly engineered component to be used in applications that require strength and reliability in high wear, heat and long use applications, such as brake pads and foundry molding materials.

Intermediates & Derivatives

We are the number one producer of formaldehyde in North America, a key raw material used to manufacture thousands of other chemicals and products. We benefit from the strategic backward integration into formaldehyde, which is used as a key building block chemical for our wood adhesives and our phenolic specialty resins. We believe this gives us significant competitive advantages over our non-integrated competitors through a cost-effective position, a secure supply of raw materials and stable integrated margins across our value chain. A portion of our formaldehyde production is sold externally to customers for a variety of end-market applications, including methylene diphenyl diisocyanate (“MDI”), butanediol (“BDO”), herbicides and fungicides, triazine scavengers for oil and gas production, fabric softeners and formaldehyde-based resins. Our manufacturing facilities are strategically localized, providing additional stability and barriers to entry. For example, the majority of our formaldehyde business is served to customers via pipeline or truck and rail within the region.

Other products we produce include hexamine, urea formaldehyde concentrates, triazines and methaform. Hexamine is a white granular material made from ammonia and formaldehyde, and used in a variety of industrial applications such as curing agents for industrial phenolic resins and rubber cross-linkers. Our urea formaldehyde concentrate is a clear and viscous material that contains 60% formaldehyde, 25% urea and 15% water, primarily used in the production of thermoset resins and in various industrial, organic and agricultural products.

Coatings & Composites Segment

We are a leading producer of critical ingredients into highly engineered coatings and composites. We produce epoxy resins that are used as reinforcement materials to produce composites that provide superior adhesion, strength, durability and lightweighting. We also produce epoxy specialty resins and Versatic™ acids and derivatives that are used to impart superior adhesion, corrosion resistance and other high performance characteristics to a broad range of coatings applications. Our products in our Coatings & Composites segment require intimacy and collaboration with our customers and technical and formulation expertise given that wind energy, automotive, aerospace and other industrial products are highly engineered for specific applications. These end-markets require demanding performance requirements for these structural components and have long development cycles and long in-use time horizons.

Our Coatings & Composites business consists of three sub-segments: Composites, Performance Coatings and Base Chemicals.

Composites

We are a leading producer of resins used in composites. Our epoxy specialty resins are mainly used in composite applications that require lightweighting, superior adhesion, strength and durability such as in wind turbine blades or automotive structural components. For instance, we provide the bonding paste used in wind turbine blades that enable excellent adhesion on unprepared surfaces, high resistance and high performance. Our epoxy structural panels, such those used for automotive door and window frames, enable up to 70% of weight savings compared with steel, which significantly improves fuel efficiency. We expect demand in our Composites business to grow at rates in excess of global GDP driven by the lightweighting trend in wind energy, transportation, aerospace, electronics and automotive.

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The schematics below showcase certain applications for our composites products:

Commercial/Aerospace

Wind Turbines

Performance Coatings

We are a leading supplier of epoxy specialty resins and Versatic™ acids and derivatives used in surface coating applications. Our epoxy resins are used for a variety of high-end coating applications which require the superior strength and durability of epoxy. Examples include protective coatings for industrial and domestic

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flooring, pipe, marine, construction, automotive coatings and electrical laminate applications. We are the world’s largest producer of Versatic™ acids and derivatives. Versatic™ acids and derivatives are specialty monomers, which are sold to coatings formulators to provide significant performance advantages to finished coatings such as superior adhesion, flexibility, ease of application and other high performance characteristics. Applications for Versatic™ acids and derivatives include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products. We manufacture Versatic™ acids and derivatives using our integrated manufacturing sites and our internally produced epichlorohydrin. We are also one of the world’s largest producers of base epoxy resins, consisting of solid epoxy resins and liquid epoxy resins, which are sold to our customers for use is various end-products, including industrial coatings. Our base epoxy resin and intermediates are used in applications that enable high tensile strength, corrosion, abrasion and chemical resistance for adhesives, electronics and fiber sizing applications. Our coatings products portfolio has grown to address growing market trends. For example, our bisphenol-A (“BPA”) free can coatings address consumer demands for alternatives to BPA in food and beverage packaging. Since their introduction in 2016, over 20 billion cans coated with our alternative technology have been sold globally.

Base Chemicals

We are a major producer of BPA and epichlorohydrin (“ECH”), which are key precursors in the downstream manufacturing of epoxy resins. We internally consume the majority of our BPA and all of our ECH, which ensures a consistent supply of our required intermediate materials. We are also a producer of Versatic™ acids, which are consumed internally by our derivatives business, as well as sold to customers for various applications, including peroxides, pharmaceuticals and agrochemicals.

Competitors

We are a large participant in the specialty chemicals industry. Thermosetting resins are generally considered specialty chemical products because they are sold primarily on the basis of performance, technical support, product innovation and customer service. However, as a result of the impact of the ongoing global economic uncertainty and overcapacity in certain markets, certain of our competitors have focused more on price to retain business and market share, which we have selectively followed in certain markets to maintain market share and remain a market leader.

We compete with many companies in most of our product lines, including large global chemical companies and small specialty chemical companies. No single company competes with us across all of our segments and existing product lines. The principal competitive factors in our industry include technical service, breadth of product offerings, product innovation, product quality and price. Some of our competitors are larger, have greater financial resources and may be able to better withstand adverse changes in industry conditions, including pricing, and the economy as a whole. Further, our competitors may have more resources to support continued expansion than we do. Some of our competitors also have a greater range of products and may be more vertically integrated than we are within specific product lines or geographies.

We believe that the principal factors that contribute to success in the specialty chemicals market, and our ability to maintain our position in the markets we serve, are (i) consistent delivery of high-quality products; (ii) favorable process economics; (iii) the ability to provide value to customers through both product attributes and strong technical service and (iv) an international footprint and presence in growing and developing markets.

Marketing, Customers and Seasonality

Our products are sold to industrial users worldwide through a combination of a direct sales force that services our larger customers and third-party distributors that more cost-effectively serve our smaller customers. Our customer service and support network is made up of key regional customer service centers. We have global account teams that serve the major needs of our global customers for technical service and supply and

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commercial term requirements. Where operating and regulatory factors vary from country to country, these functions are managed locally.

Neither our overall business nor any of our reporting segments depends on any single customer or a particular group of customers; therefore, the loss of any single customer would not have a material adverse effect on either of our two reporting segments or the Company as a whole. We collaborate with multinational companies, primarily manufacturers, who often seek global solutions. Our customers include large industrial companies such as 3M, Akzo Nobel, BMW, Airbus, BASF, Huntsman, Bayer, Norbord, Sherman Williams, PPG, Ford, Saint-Gobain and Weyerhaeuser. We have long-term relationships with our top ten customers, with an average relationship of over 35 years. The demand for our products is seasonal in certain of our businesses, with the highest demand in the summer months and lowest in the winter months. Therefore, the dollar amount of our backlog orders as of December 31, 2019 is not significant. Demand for our products can also be cyclical, as general economic health and industrial and commercial production levels are key drivers for our business. In addition, our customer base is highly diversified, with our top ten customers in 2019 representing approximately 20% of sales for the year ended December 31, 2019 and our largest customer representing approximately 3% of our sales during this period.

Manufacturing

Our production and manufacturing facilities are generally well-maintained and effectively utilized. We believe our production and manufacturing facilities are adequate to operate our business.    The facilities supplying the products in our Adhesives segment are generally located close to our customers which enables cost-effective logistical solutions. The majority of our facilities are used for the production of thermosetting resins, and most of our facilities produce more than one type of thermoset resin. The resins produced vary by site, but include all of our technologies: amino resins (urea and melamine), phenolic resins, epoxy resins, urethane resins, composite resins, powder resins, Versatic™ derivatives and UV resins. These facilities typically utilize batch technology and range in size from small sites with a limited number of reactors to larger, core sites with dozens of reactors. An exception to this is our epoxy plants in Deer Park, Texas and Pernis, Netherlands, the only “continuous” process epoxy resins plants in the world which provide us with a cost advantage over conventional technology. In addition, we have the ability to internally produce key intermediate materials such as formaldehyde, BPA, ECH and Versatic™ acid. This provides us with a competitive cost advantage relative to our competitors and facilitates our adequacy of supply. These facilities are usually collocated with the thermoset resin facilities they serve, and the process technology utilized in the production process is generally more complicated. These intermediate materials facilities are often much larger than a typical resins plant, in order to capture the benefits of manufacturing efficiency and scale; as a result, these facilities typically also have the ability to sell material not used internally to third parties.

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The below flowchart illustrates our integrated value-chain:

And the below map illustrates our strategic global footprint:

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Raw Materials

In 2019, we purchased approximately $2.0 billion of raw materials, representing approximately 75% of our cost of sales. The three largest raw materials that we use are phenol, methanol and urea, which collectively represented approximately 50% of our total raw material expenditures in 2019. The majority of raw materials that we use to manufacture our products are available from more than one source and are readily available in the open market. In an effort to achieve competitive pricing, we believe that we are able to negotiate our supply agreements for our key raw materials based on our leading industry position and global scale. We also have long-term purchase agreements for certain raw materials that ensure the availability of adequate supply. These agreements generally have periodic price adjustment mechanisms and do not have minimum annual purchase requirements. Prices for our main feedstocks are generally driven by underlying petrochemical benchmark prices and energy costs, which are subject to price fluctuations. Although we seek to offset increases in raw material prices with increases in our product prices, we may not always be able to do so, and there are periods when price increases lag behind raw material price increases.

Research and Development

Our R&D activities are geared towards developing and enhancing products, processes and application technologies so that we can maintain our position as the world’s largest producer of thermosetting resins. We focus on:

•	developing new or improved applications based on our existing product lines and identified market trends;

•	developing new resin products and applications for customers to improve their competitive advantage and profitability;

•	providing premier technical service for customers of specialty products;

•	providing technical support for manufacturing locations and assisting in optimizing our manufacturing processes;

•	ensuring that our products are manufactured consistent with our global environmental, health and safety policies and objectives;

•	developing lower cost manufacturing processes globally; and

•	expanding our production capacity.

We have over 360 scientists and technicians worldwide. Our R&D facilities include a broad range of synthesis, testing and formulating equipment and small-scale versions of customer manufacturing processes for applications development and demonstration.

More recently, we have focused R&D resources on the incorporation of green chemistry principles into technology innovations to remain competitive and to address our customers’ demands for more environmentally preferred solutions. Our efforts have focused on developing resin technologies that reduce emissions, maximize efficiency and increase the use of bio-based raw materials. Some examples of meaningful results of our investment in the development of green products include:

•	EPIKOTE™ / EPIKURE™ epoxy systems for wind energy applications, which provide superior mechanical and process properties, reducing air emissions when hours of energy are created;

•

EPIKOTE™ and Bakelite® resin systems for automotive applications, which produce lightweight automotive composite components and other automotive parts that allow customers to build cars with better mileage, reducing air emissions without sacrificing performance;

•	EcoBind™ Resin Technology, an ultra low-emitting binder resin used to produce engineered wood products;

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•	Epi-Rez™ Epoxy Waterborne Resins, which provide for lower volatile organic compounds, reducing air emissions; and

•	VeoVa™ vinyl ester, a Versatics™ acid and derivatives product, which is an isocyanate-free resin.

In 2019, 2018 and 2017, our R&D and technical services expense was $50 million, $53 million and $58 million, respectively. We take a customer-driven approach to discovering new applications and processes and providing customer service through our technical staff. Through regular direct contact with our key customers, our R&D associates can become aware of evolving customer needs in advance and can anticipate their requirements to more effectively plan customer programs. We also focus on continuous improvement of plant yields and production capacity and reduction of fixed costs.

Intellectual Property

As of December 31, 2019, we own, license or have rights to over 750 granted patents and over 1,100 registered trademarks, as well as various patent and trademark applications and technology licenses around the world, which we currently use or hold for use in our operations. A majority of our patents relate to developing new products and processes for manufacturing and will expire between 2020 and 2037. We renew our trademarks on a regular basis. While we view our patents and trademarks to be valuable, because of the broad scope of our products and services, we do not believe that the loss or expiration of any single patent or trademark would have a material adverse effect on our results of operations, financial position or the continuation of our business.

Industry Regulatory Matters

Domestic and international laws regulate the production and marketing of chemical substances. Almost every country has its own legal procedures for registration and import. Of these, the laws and regulations in the European Union, the United States (Toxic Substances Control Act) and China are the most significant to our business. Additionally, other laws and regulations may also limit our expansion into other countries. Chemicals that are not included on one or more of these, or any other country’s chemical inventory lists, can usually be registered and imported, but may first require additional testing or submission of additional administrative information.

In 2006, The European Commission enacted a regulatory system concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which requires manufacturers, importers and consumers of certain chemicals to register these chemicals and evaluate their potential impact on human health and the environment. As REACH matures, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials or that we sell as finished products in the European Union. Other countries may also enact similar regulations.

Environmental Regulations

Our policy is to strive to operate our plants in a manner that protects the environment, health and safety of our employees, customers and communities. We have implemented company-wide environmental, health and safety policies managed by our Environmental, Health and Safety (“EH&S”) department and overseen by the EH&S Committee of our board of directors. Our EH&S department provides support and oversight to our operations worldwide regarding compliance with environmental, health and safety laws and regulations. This responsibility is executed via training, communication of EH&S policies, formulation of relevant policies and standards, EH&S audits and incident response planning and implementation. Our EH&S policies include systems and procedures that govern environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, site security, emergency planning and response and product stewardship.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, and we are subject to extensive environmental, health and safety laws and regulation at the federal,

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state, local, foreign and international levels. We are also exposed to the risk of claims for environmental remediation or restoration. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental, health and safety laws, regulations or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages, liabilities or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities, as well as third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous materials, substances and wastes. Future developments and increasingly stringent environmental, health and safety laws and regulations could require us to make additional expenditures. In addition, our and our Predecessors’ former operations, including our ink, wallcoverings, film, phosphate mining and processing, thermoplastics and food and dairy operations, may give rise to environmental claims. We may incur costs or liabilities related to such matters in the future, and these costs or liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

We expect to incur future costs for capital improvements and general compliance under environmental, health and safety law and regulations, including costs to acquire, maintain and repair pollution control equipment. In 2019, we incurred related capital expenditures of $20 million. We estimate that capital expenditures for environmental controls at our facilities in 2020 will be between $25 million and $30 million. This estimate is based on current regulations and other requirements, but it is possible that a material amount of capital expenditures, in addition to those we currently anticipate, could be necessary if regulations, other requirements or other facts change.

Employees

At December 31, 2019, we had approximately 4,000 employees. Approximately 40% of our employees are members of a labor union or are represented by workers’ councils that have collective bargaining agreements, including most of our European employees. We believe that we have good relations with our union and non-union employees.

We expect honest and ethical conduct from every employee. We strive to adhere to the highest ethical standards in the conduct of our business and to comply with all laws and regulations that are applicable to our business. Each employee has a responsibility to maintain and advance our ethical values. In support of this, our employees receive training to emphasize the importance of compliance with our Code of Conduct.

Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, are believed to, either individually or taken together, have a material adverse effect on our business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors—Risks Related to Our Business—We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.”

Properties

Our headquarters are in Columbus, Ohio and we have executive offices in Rotterdam, Netherlands and Shanghai, China. Our major manufacturing facilities are primarily located in North America and Europe. As of December 31, 2019, we operated 21 domestic production and manufacturing facilities in 12 states and 24 foreign

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production and manufacturing facilities in Australia, Brazil, Canada, Colombia, Finland, Germany, Italy, Korea, Netherlands, New Zealand, Spain, the United Kingdom and Uruguay.

The majority of our facilities are used for the production of thermosetting resins, and most of them manufacture more than one type of thermosetting resin, the nature of which varies by site. These facilities typically use batch technology and range in size from small sites, with a limited number of reactors, to larger sites, with dozens of reactors. One exception to this is our plants in Deer Park, Texas and Pernis, Netherlands are the only continuous-process epoxy resins plants in the world, which provides us with a cost advantage over conventional technology.

In addition, we have the ability to internally produce key intermediate materials such as formaldehyde, BPA, ECH and versatic acid. This backward integration provides us with cost advantages and facilitates our adequacy of supply. These facilities are usually co-located with downstream resin manufacturing facilities they serve. As these intermediate materials facilities are often much larger than a typical resins plant, we can capture the benefits of manufacturing efficiency and scale by selling material that we do not use internally to third parties.

We believe our production and manufacturing facilities are well maintained and effectively utilized and are adequate to operate our business. Following are our more significant production and manufacturing facilities and executive offices:

Location	Nature of Ownership	Reporting Segment
Argo, IL*	Owned	Epoxy, Phenolic & Coating Resins
Barry, UK*	Owned	Epoxy, Phenolic & Coating Resins
Deer Park, TX*	Owned	Epoxy, Phenolic & Coating Resins
Duisburg-Meiderich, Germany	Owned	Epoxy, Phenolic & Coating Resins
Iserlohn-Letmathe, Germany	Owned	Epoxy, Phenolic & Coating Resins
Lakeland, FL	Owned	Epoxy, Phenolic & Coating Resins
Louisville, KY	Owned	Epoxy, Phenolic & Coating Resins
Moerdijk, Netherlands*	Owned	Epoxy, Phenolic & Coating Resins
Onsan, South Korea	Owned	Epoxy, Phenolic & Coating Resins
Pernis, Netherlands*	Owned	Epoxy, Phenolic & Coating Resins
Solbiate Olona, Italy	Owned	Epoxy, Phenolic & Coating Resins
Curitiba, Brazil	Owned	Forest Products Resins
Montenegro, Brazil	Owned	Forest Products Resins
Edmonton, AB, Canada	Owned	Forest Products Resins
Fayetteville, NC	Owned	Forest Products Resins
Kitee, Finland	Owned	Forest Products Resins
Luling, LA*	Owned	Forest Products Resins
Geismar, LA‡	Owned	Forest Products Resins
Gonzales, LA	Owned	Forest Products Resins
Hope, AR	Owned	Forest Products Resins
Springfield, OR	Owned	Forest Products Resins
St. Romuald, QC, Canada	Owned	Forest Products Resins
Columbus, OH†	Leased	Corporate & Other
Rotterdam, Netherlands†	Leased	Corporate & Other
Shanghai, China†	Leased	Corporate & Other

*	We own all of the assets at this location. The land is leased.
‡	A portion of this location is leased.
†	Executive offices.

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MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Craig A. Rogerson	63	Director, Chairman, President and Chief Executive Officer

George F. Knight	63	Executive Vice President and Chief Financial Officer

John P. Auletto	54	Executive Vice President—Human Resources

Nathan E. Fisher	54	Executive Vice President—Procurement

Douglas A. Johns	62	Executive Vice President and General Counsel

Matthew A. Sokol	47	Executive Vice President—Chief Administrative Officer

Paul G. Barletta	61	Executive Vice President—Operations

Ann Frederix	55	Senior Vice President—Coatings & Composites

Patrick J. Bartels	44	Director

Jeffrey D. Benjamin	58	Director

James N. Chapman	57	Director

Joaquin Delgado	60	Director

Carol S. Eicher	61	Director

Michael J. Shannon	60	Director

John K. Wulff	71	Director

Stephen D. Newlin	67	Director

The following are brief biographies describing the backgrounds of our executive officers and directors.

Craig A. Rogerson was elected Chairman, President and Chief Executive Officer and a director of Hexion Inc. and Hexion Holdings LLC effective July 9, 2017 and of Hexion Holdings Corporation since emergence from bankruptcy in July 2019. He serves on our listing committee. He served as Chairman, President and Chief Executive Officer of Chemtura Corporation from December 2008 to April 2017. He was President, Chief Executive Officer and Director of Hercules Incorporated from December 2003 to November 2008. Mr. Rogerson joined Hercules in 1979 and until 1997, he served in a number of management positions, including President of the FiberVisions and Pinova Divisions, Vice President of Global Procurement and Chief Operating Officer. He was President and Chief Executive Officer of Wacker Silicones Corporation from 1997 to 2000. In May 2000, he rejoined Hercules and in August 2000, he became President of its BetzDearborn division. Mr. Rogerson serves on the boards of PPL Corporation, Ashland Global Holdings Inc., the American Chemistry Council, the Society of Chemical Industry and the Pancreatic Cancer Action Network. He also serves on the Advisory board of the Michigan State University Chemical Engineering & Materials Science College. Mr. Rogerson was selected to serve as a member of our board because of his extensive leadership background as CEO of companies in the chemical industry, his broad operating experience and his background in public companies.

George F. Knight was elected our Executive Vice President and Chief Financial Officer effective January 1, 2016. He served as Senior Vice President—Finance and Treasurer of Hexion Inc. from June 1, 2005 to December 31, 2015, having been Vice President, Finance and Treasurer since July 2002. Mr. Knight also served as Senior Vice President—Finance and Treasurer for Momentive Performance Materials Inc. and Hexion Holdings from October 1, 2010 and November 1, 2010, respectively, until December 31, 2015. From 1997 until 1999, Mr. Knight served as Director and Vice President of Mergers and Acquisitions—Finance for Borden, Inc. From 1999 to 2001, he served as Vice President of Finance for Borden Foods Corporation.

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John P. Auletto was elected Executive Vice President—Human Resources effective May 15, 2016. Mr. Auletto joined us in September 1999 as Director of Human Resources for the Performance Resins Group. Since then he has held various positions with increasing responsibilities in human resources, including most recently, Vice President—Human Resources for the Epoxy, Phenolic & Coating Resins Division from April 2013 to May 15, 2016. Prior to joining us, Mr. Auletto served in human resources roles with Associates National Bank, W.L. Gore & Associates and The Bank of New York.

Nathan E. Fisher was elected our Executive Vice President—Procurement on June 1, 2005. He served as Executive Vice President—Procurement of Momentive Performance Materials Inc., having been elected to that position on October 1, 2010 and ending on December 31, 2019. Mr. Fisher joined us in March 2003 as Director of Strategic Sourcing and was promoted to Vice President—Global Sourcing in September 2004.

Douglas A. Johns joined us on May 9, 2015 but had served as Executive Vice President and General Counsel under the Shared Services Agreement with Momentive Performance Materials Inc. since October 1, 2010. He also serves as Executive Vice President, General Counsel and Secretary of Hexion Holdings. Mr. Johns was employed by Momentive Performance Materials Inc., serving as its General Counsel and Secretary from its formation on December 4, 2006 until October 24, 2014. Prior to that time, Mr. Johns served as General Counsel for GE Advanced Materials, a division of the General Electric Company from 2004 to December 2006. Mr. Johns began his career as a trial lawyer at the U.S. Department of Justice and was in private practice before joining GE in 1991, where he served as Senior Counsel for global regulatory and environmental matters and Senior Business Counsel at GE Plastics’ European headquarters in Bergen Op Zoom, The Netherlands from 2001 to 2004.

Matthew A. Sokol was appointed our Chief Administrative Officer effective February 21, 2019. Until this appointment, he served as Executive Vice President, Business Development and Strategy since November 2017. Mr. Sokol joined us from Lanxess Solutions, Inc. (formerly Chemtura Corporation), where he served as Interim Vice President of HR and M&A (NAFTA) for Lanxess until November 2017. Mr. Sokol joined Chemtura in October 2005 and held a number of senior leadership roles including leading M&A, which ultimately culminated in the sale of Chemtura to Lanxess in April 2017. Previous roles at Chemtura included: Head of Corporate Development & Investor Relations; General Manager, Flame Retardants; and Director, Strategic Corporate Development. While at Chemtura, Mr. Sokol also served as Associate General Counsel, IEP Segment and Assistant General Counsel. Prior to Chemtura, Mr. Sokol served as senior litigation associate at Tyler, Cooper & Alcon, LLP from September 1999 to October 2005.

Paul G. Barletta was elected our Executive Vice President of Operations as of February 2019. From 2018, until his election, he was Senior Vice President, Environmental Health and Safety and Global Epoxy Manufacturing. From 2005 to 2018, Mr. Barletta held various management roles including Vice President of Global Epoxy Manufacturing. Mr. Barletta has been at Hexion since its formation in 2005. From 2000 to 2005, Mr. Barletta served as a Site Manager at Resolution Performance Products, Inc. and its predecessor company, Shell Chemical. He joined Shell in 1980 and has held a variety of roles in manufacturing including Global Products & Engineering, Manufacturing Excellence, Process Safety, Process Technology, Quality, Security and Special Projects.

Ann Frederix has 30 years of experience in the chemical industry. She has been with Hexion from its formation in 2005 and has been Senior Vice President and General Manager, Global Epoxy & Versatics since June 2019. She was Vice President, Epoxy Specialties from 2016 to 2019, Vice President, Versatics from 2014 to 2016 and was Business Director and Global Marketing Manager from 2009 to 2014. Her previous experience also includes Technology Director Europe at Resolution Performance Products and Manager at Hexion’s predecessor company Shell Chemicals. In her current role, she is responsible for developing and executing strategy for the Business. She earned a PhD in organic chemistry from Catholic University of Leuven in 1990.

Patrick J. Bartels is a senior investment professional with 20 years of experience and since December 2018 has served as the Managing Member of Redan Advisors LLC. His professional experience includes investing in

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complex financial restructurings and process-intensive situations in North America, Asia and Europe in a broad universe of industries. Mr. Bartels currently serves on the board of directors of Arch Coal, Inc. and Monitronics International, Inc. From 2002 to December 2018, Mr. Bartels served as a Managing Principal at Monarch Alternative Capital LP, a private investment firm that focused primarily on event-driven credit opportunities. Prior to Monarch, he served as Research Analyst for high yield investments at INVESCO, where he analyzed primary and secondary debt offerings of companies in various industries. Mr. Bartels began his career at Pricewaterhouse Coopers LLP, where he was a Certified Public Accountant. He holds the Chartered Financial Analyst designation. Mr. Bartels received a Bachelor of Science in Accounting with a concentration in Finance from Bucknell University. He serves on our board’s audit committee, listing committee and nominating and corporate governance committee. Mr. Bartels was selected to serve as a member of our board because of his experience with serving on public and private boards, his interaction with financial markets and his accounting experience.

Jeffrey D. Benjamin has been Senior Advisor to Cyrus Capital Partners, L.P. from 2008 to the present. He is currently Chairman of A-Mark Precious Metals, Inc. since 2014, and he has been on the American Airlines Group Inc. board since 2013. Past Directorships and Committees include Chemtura Corp., Caesar’s Entertainment Corp., Exco Resources, Inc. (Chairman) and Spectrum Group International. Private Directorships consist of ImOn Communications LLC (Chairman), Rackspace Hosting, Inc. and Shutterfly, Inc. He has executive leadership experience in the investment industry, including UBS Securities LLC and Salomon Brothers Inc. Mr. Benjamin is Lead Director, Chair of the compensation committee and serves on the audit committee of our board. Mr. Benjamin was selected to serve as a member of our board because of his extensive experience and leadership serving on a diverse array of public boards, including in the chemical industry, and his familiarity with compensation committee matters.

James N. Chapman has served as a non-executive Advisory Director of SkyWorks Capital, LLC since December 2004 and has served as a member of the Board of Directors of Arch Coal, Inc. since October 2016. Mr. Chapman has also served as a member of the Board of Directors of American Media LLC since 2019, Eco-Bat Technologies, Inc. since 2020 and Neenah Enterprises, Inc. since July 2010. Previously, he has served on numerous other public and private boards, including AerCap NV, Bennu Oil & Gas, LLC, Broadview Networks Inc., Chrysler LLC, CSC ServiceWorks, Inc., Hayes-Lemmerz, Inc., Tembec, Inc. and Tower International, Inc. Mr. Chapman also previously worked for Regiment Capital Advisors, LP from January 2003 to September 2004, The Renco Group, Inc. from December 1996 to December 2001 and was a founding principal of Fieldstone Private Capital Group, where he worked from August 1990 to May 1996. From July 1985 to August 1990, Mr. Chapman worked for Bankers Trust Company. He has been a capital markets and strategic planning consultant with over 35 years of investment banking experience in a wide range of industries including aviation, mining, energy, automotive and general manufacturing. Mr. Chapman is Chair of the listing committee and serves on the audit committee and compensation committee of our board. Mr Chapman was selected to serve as a member of our board because of his extensive experience with serving on public and private boards, his interaction with financial markets and his accounting experience.

Joaquín Delgado worked at 3M Company from 1987 until his retirement in July 2019. He most recently served as Executive Vice President since July 2009, having operating responsibility for three Business Groups. From 2011 until present, Dr. Delgado has served on the Board of Directors of Stepan Company, serving on all committees. From 2013 until present, Dr. Delgado has also served on the Board of Directors of MacPhail Center for Music, a non-profit organization, and is on their Executive Board. In addition, since 2019, Dr. Delgado has served as a member of the Board of Trustees of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. Dr. Delgado has a PhD in polymer science and engineering from Lehigh University. Dr. Delgado serves on our board’s environmental health & safety committee and nominating and corporate governance committee. Dr. Delgado was selected to serve as a member of our board because of his extensive commercial leadership experience, his broad expertise in technology and innovation and his international business background.

Carol S. Eicher has served as a Director, Chair of the Governance Committee and member of the Compensation Committee of Tennant Co. since 2008. Ms. Eicher has also served as Director, Chair of the

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Governance Committee and member of the audit committee of Advanced Emissions Solutions, Inc. since May 2019. Previously, she was a Director of A. Schulman Co. and President, CEO and Director of Innocor, Inc. She also held senior management positions with Dow Chemical Co., Rohm and Haas Co., Ashland, Inc. and E.I. DuPont de Nemours and Co. prior to her retirement in April 1992. Ms. Eicher has been in the chemical industry since 1979 and has extensive experience with operating leadership positions in the industry. She is Chair of the nominating and corporate governance committee and serves on the environmental health & safety committee for our board. Ms. Eicher was selected to serve as a member of our board because of her extensive commercial leadership experience in the chemical industry, her significant public and private board experience and her background in nomination and governance committee matters.

Stephen D. Newlin serves as the Non-Executive Chairman of Univar Solutions’ (UNVR) board of directors, a position he has held since January 2020, having originally served on the board as an independent director from December 2014 to May 2016. He served as President and Chief Executive Officer of Univar from May 2016 to May 2018 and additionally was named as Executive Chairman from May 2018 to December 2019. Mr. Newlin previously served as Executive Chairman of the Board of PolyOne Corp. (POL) from 2014-2016, and Chairman, President and CEO of PolyOne from 2006-2014, following 27 years at Nalco and Ecolab (now merged). At Nalco he became President, COO and Vice-Chair, and at Ecolab he was President of Ecolab’s Industrial Sector. In addition, he has served as Chairman of the Board of Directors of Oshkosh Corporation (OSK) since February 2020 and has served on the board since 2014. Mr. Newlin has also held previous board positions at Chemours Corporation (CC), The National Association of Manufacturers and others. For our board, he serves on the compensation committee and the environmental health & safety committee. Mr. Newlin was selected to serve as a member of our board because of his extensive leadership background as CEO in the chemical industry, his operating experience and his background in public companies.

Michael J. Shannon has served as a board member of Quaker Houghton (KWR) since August 2019, serving on the audit committee. Mr. Shannon is the former Chief Executive Officer and a board member of Houghton International Inc. and served in these roles from his appointment in December 2015 until August 2019. Immediately prior to this appointment, Mr. Shannon served as Chief Operating Officer responsible for all global commercial and operational activities. Previously, Mr. Shannon spent 24 years at Ashland Inc. as a Corporate Officer and President of Global Supply Chain and Senior VP of the Performance Materials Group. He also previously served on the board of Reichhold, Inc. from June 2017 to July 2018. Mr. Shannon has a BS in Chemical Engineering from the University of Pennsylvania and an MBA from Temple University. For our board, he serves as Chair of the environmental health & safety committee and as a member of the nominating and corporate governance committee. Mr. Shannon was selected to serve as a member of our board because of his extensive experience serving as CEO in the chemical industry and his deep experience in operational, commercial and EH&S matters.

John K. Wulff has served as Director, Chairman of the Board and member of the audit committee and nominating and corporate governance committee of Celanese Corporation since August 2006. Mr. Wulff has also served as a Director and member of the audit and compensation committees of Atlas Air Worldwide Holdings, Inc. since May 2016. Mr. Wulff served as the Chairman of the Board of Hercules Inc. from July 2003 to November 2008 and has served on the boards and committees of Moody’s Corp. from April 2004 to April 2016 and of Chemtura Corp. from October 2009 to April 2017. He has also served as a member of the Financial Accounting Standards Board (FASB), as CFO of Union Carbide Corp, as a partner of KPMG LLP, and as an officer of other governance and financial organizations. He has substantial chemical industry, strategy and financial expertise. For our board, Mr. Wulff serves as Chair of the audit committee and on the compensation committee. Mr. Wulff was selected to serve as a member of our board because of his extensive experience serving on public companies, his broad chemical industry experience and because he is highly recognized and respected for his financial background and leadership in chairing audit committees.

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Director Independence

The rules of the NYSE require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Our board has determined that each of Patrick J. Bartels, Jeffrey D. Benjamin, James N. Chapman, Joaquin Delgado, Carol S. Eicher, Michael J. Shannon, John K. Wulff and Stephen D. Newlin is an independent director under applicable SEC and NYSE rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Composition

Our board of directors consists of nine members. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our board of directors in accordance with our amended and restated certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Board Committees

Our board of directors has four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee and an environment, health and safety committee. Both our audit committee and our compensation committee are composed solely of independent directors. Subject to phase-in rules, the rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of the NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charter of each committee is available on our website, located at http://investors.hexion.com/governance-highlights.

Audit Committee

Our audit committee consists of Jeffrey D. Benjamin, Patrick J. Bartels Jr., James N. Chapman and John K. Wulff. Our board of directors has determined that John K. Wulff qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that all members of the committee are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards. The principal duties and responsibilities of our audit committee are as follows:

•	prepare the annual audit committee report to be included in our annual proxy statement;

•	oversee and monitor our financial reporting process;

•	oversee and monitor the integrity of our financial statements and internal control system;

•	oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•	oversee and monitor the performance, appointment and retention of our senior internal audit staff person;

•	discuss, oversee and monitor policies with respect to risk assessment and risk management;

•	oversee and monitor our compliance with legal and regulatory matters; and

•	provide regular reports to the board.

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The audit committee has the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation Committee

Our compensation committee consists of Jeffrey D. Benjamin, James N. Chapman, Stephen D. Newlin and John K. Wulff. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. The principal duties and responsibilities of the compensation committee are as follows:

•	review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

•

review and approve the compensation of our chief executive officer, other officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements, confidentiality and non-competition agreements;

•	review and recommend to the board of directors a succession plan for the chief executive officer and development plans for other key corporate positions as shall be deemed necessary from time to time;

•	review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	administer incentive compensation and equity-related plans;

•	review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;

•	set and review the compensation of members of the board of directors; and

•	prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Patrick J. Bartels Jr., Joaquín Delgado, Carol S. Eicher and Michael J. Shannon, all of whom meet the requirements for independence under the current NYSE listing standards. The principal duties and responsibilities of the nominating and corporate governance committee are as follows:

•	identify candidates qualified to become our directors, consistent with criteria approved by our board of directors;

•

recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

•	recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

•	identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	develop and recommend to our board of directors guidelines setting forth our corporate governance principles; and

•	oversee the evaluation of our board of directors and senior management.

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Environment, Health and Safety Committee

Our environmental, health and safety committee consists of Joaquín Delgado, Carol S. Eicher, Stephen D. Newlin and Michael J. Shannon, who serves as its chairman. The principal duties and responsibilities of the environmental, health and safety committee are as follows:

•	to oversee the environmental, health and safety compliance programs and initiatives;

•	to oversee compliance with environmental, health and safety indemnifications;

•	to monitor our environmental, health and safety performance statistics;

•	to recommend the general budget for environmental, health and safety capital spending;

•	to oversee strategic planning and monitoring of environmental, health and safety regulations; and

•	to oversee environmental, health and safety audit program.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of business conduct and ethics contains general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at www.hexion.com. The code of business conduct and ethics is available on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has no set policy with respect to the separation of the offices of Chairman of the Board and Chief Executive Officer. Craig A. Rogerson, our Chief Executive Officer, currently serves as the Chairman of the Board. The Board has determined this structure to be in our best interests and those of our stockholders at this time due to Mr. Rogerson’s extensive knowledge of us and our industry.

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

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COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis, we describe our process for determining the compensation and benefits provided to our “Named Executive Officers” (“NEOs”) and any material compensation and benefits decisions we have made. Our 2019 NEOs are Craig A. Rogerson, President and Chief Executive Officer (our “CEO”); George F. Knight, Executive Vice President and Chief Financial Officer (our “CFO”); Ann Frederix, Senior Vice President, Coatings & Composites; Douglas A. Johns, Executive Vice President and General Counsel; Matthew Sokol, Executive Vice President and Chief Administrative Officer; and Joseph P. Bevilaqua, Former Executive Vice President and Chief Operating Officer.

Oversight of Executive Compensation

Until July 1, 2019, the board of managers of our former parent holding company, Hexion Holdings LLC, was responsible for our governance, including the responsibility for determining the compensation and benefits of our executive officers. Beginning July 1, 2019, our board of directors has been responsible for our governance, including the responsibility for determining the compensation and benefits of our executive officers. All executive compensation decisions made during 2019 for our NEOs were made by the compensation committee of Hexion Holdings LLC’s board of managers or the compensation committee of our board of directors, as applicable.

The compensation committee sets the principles and strategies that guide the design of our executive compensation program. The compensation committee annually evaluates the performance and compensation levels of the NEOs. This annual compensation review process includes an evaluation of key objectives and measurable contributions to ensure that incentives are not only aligned with our strategic goals, but also enable us to attract and retain a highly qualified and effective management team. Based on this evaluation, the compensation committee approves each executive officer’s compensation level, including base salary, annual incentive opportunities and long-term incentive opportunities.

In order to obtain a general understanding of current compensation practices when setting total compensation levels for our NEOs, the compensation committee considers broad-based competitive market data on total compensation packages provided to executive officers with similar responsibilities at comparable companies. Such companies include those within the chemical industry, as well as those with similar revenues and operational complexity outside the chemical industry. As warranted, the compensation committee may use data obtained from third-party executive compensation salary surveys such as those published by Willis Towers Watson and AonHewitt when determining appropriate total compensation levels for our NEOs. Effective July 1, 2019, the compensation committee retained its own executive compensation consultant, Lyons Benenson & Company, Inc., to review and advise the compensation committee on our executive compensation program and practices.

Executive Summary

Executive Compensation Objectives and Strategy

Our executive compensation program is designed to set compensation and benefits at a level that is reasonable, internally equitable and externally competitive. Specifically, the compensation committee is guided by the following objectives:

•

Pay for Performance. We emphasize pay for performance based on achievement of company operational and financial objectives and the realization of personal goals. We believe that a significant portion of each executive officer’s total compensation should be variable and contingent upon the achievement of specific and measurable financial and operational performance goals.

•

Align Incentives with Stockholders. Our executive compensation program is designed to focus our NEOs on our key strategic, financial and operational goals that will translate into long-term value-creation for our stockholders.

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•

Balance Critical Short-Term Objectives and Long-Term Strategy. We believe that the compensation packages we provide to our NEOs should include a mix of short-term, cash-based incentive awards that encourage the achievement of annual goals and long-term cash and equity elements that reward long-term value-creation for the business.

•

Attract, Retain and Motivate Top Talent. We design our executive compensation program to be externally competitive in order to attract, retain and motivate the most talented executive officers who will drive company objectives.

•	Pay for Individual Achievement. We believe that each executive officer’s total compensation should correlate to the scope of his or her responsibilities and relative contributions to our performance.

2019 Executive Compensation Updates

•

Prior to our emergence from bankruptcy, we continued our focus on (i) motivating our NEOs to deliver improved performance and (ii) retaining key talent during difficult business cycles through the use of the goals set in our annual incentive plan and performance-based deferred cash awards made under a long-term incentive plan approved by the compensation committee in March 2019.

•

In August 2019, following our emergence from bankruptcy on the Emergence Date, the compensation committee approved the Hexion Holdings Corporation 2019 Omnibus Incentive Plan (the “MIP”). Under the MIP, the board of managers may grant equity-based awards to our management and members of the board of directors. In September 2019, the compensation committee approved the grant of time-based and performance-based stock units to 51 of our executives.

•

The compensation committee reviewed the base salaries of our NEOs in the first quarter of the year. After considering the accomplishments of our NEOs, internal compensation equity and external market factors, the compensation committee determined to increase the base salaries of four of our NEOs. We delivered these annual merit base salary increases effective July 2019, consistent with our recent past practice. See “Components of our Executive Compensation Program-Base Salary.”

•	We are not currently required to hold a shareholder advisory “say-on-pay” vote.

Evaluating Company and Individual Performance

In determining 2019 compensation, the compensation committee considered the following accomplishments of our NEOs in 2018:

•

Mr. Rogerson, our Chairman, President and CEO: The compensation committee recognized Mr. Rogerson’s leadership in delivering on target EBITDA and cash performance, as well as making improvements in several environmental health and safety metrics. Mr. Rogerson also led us through numerous portfolio optimization evaluations while maintaining strong business performance.

•

Mr. Knight, our Executive Vice President and Chief Financial Officer: The compensation committee considered Mr. Knight’s steady leadership in managing our leveraged balance sheet, while providing financial expertise in support of our portfolio optimization efforts. Mr. Knight also helped drive significant cost savings that enabled us to meet our financial commitments.

•

Ms. Frederix, our Senior Vice President, Coatings & Composites: The compensation committee recognized Ms. Frederix for providing strong leadership in a turbulent business environment, taking proactive action to maximize financial return in the Global Epoxies business. In her global role, Ms. Frederix also exhibited deep skills in technology, commercial acumen and people leadership.

•

Mr. Johns, our Executive Vice President and General Counsel: The compensation committee recognized Mr. Johns for his outstanding leadership in the continued management of the Shared Services Agreement with MPM, as well as his strong ownership and business acumen in managing our relationship with the Board of Directors. Mr. Johns also provided strong counsel in managing our portfolio optimization efforts.

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•

Mr. Sokol, our Executive Vice President and Chief Administrative Officer: The compensation committee considered Mr. Sokol’s outstanding leadership of our portfolio optimization efforts, serving as our focal point for outside financial institutions and consultants in the evaluation process.

•

Mr. Bevilaqua, our Former Executive Vice President and Chief Operating Officer: The compensation committee recognized Mr. Bevilaqua’s leadership in driving our business units to deliver on their financial commitments and environmental health & safety goals.

Components of Our Executive Compensation Program

The principal components of our executive compensation program are as follows:

Type	Components
Annual Cash Compensation	Base Salary
Annual Incentive Awards
Discretionary Awards
Long-Term Incentives	Equity Awards
Long-Term Cash Awards
Benefits	Health, Welfare and Retirement Benefits
Other	International Assignment Compensation
Change-in-Control and Severance Benefits

The following section describes each of these components in further detail.

1. Annual Cash Compensation

Base Salaries

The annual base salaries of our NEOs are designed to be commensurate with professional status, accomplishments, scope of responsibility, overall impact on the organization and the size and complexity of the business or functional operations managed. The annual base salaries of our NEOs are also intended to be externally competitive with the market.

The compensation committee reviews our NEOs’ base salary levels (i) annually, in conjunction with annual performance reviews and (ii) in conjunction with new hires, promotions or significant changes in job responsibilities. When approving base salary increases, the compensation committee considers various factors, such as job performance, total target compensation, impact on value-creation and the external competitive marketplace. The compensation committee reviews the performance and achievements of the NEOs in determining whether any increases are merited based on the prior year’s performance.

The base salary change for each NEO is shown in the table below. Mr. Rogerson’s compensation arrangements changed effective July 1, 2019 based on employment negotiations upon emergence from Chapter 11. Mr. Sokol’s salary increased when he was appointed our Chief Administrative Officer in March 2019. The salary increase for Ms. Frederix reflects the increased responsibilities she assumed when she was named leader of the Global Epoxies segment. The salary increases for Messrs. Knight, Johns, Sokol and Ms. Frederix took into consideration the changes outlined above, internal equity and external competitive market

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considerations. The effective date of the salary increases for Messrs. Knight, Johns and Ms. Frederix was July 1, 2019, consistent with our past practice in delivering annual merit increases.

Name	2019 Base Salary	2018 Base Salary	2019 Increase (Decrease)
Mr. Rogerson	$1,250,000	$1,000,000	25.00%
Mr. Knight	524,579	506,350	3.60%
Ms. Frederix(1)	395,262	351,682	12.39%
Mr. Johns	530,660	517,212	2.60%
Mr. Sokol	375,000	343,945	9.03%
Mr. Bevilaqua	631,108	631,108	—%

(1)	Ms. Frederix’s local currency salary was converted from Euros to U.S. Dollars based on a year-end exchange rate of 1.1225 Euros per U.S. Dollar.

Annual Incentive Awards

Our annual incentive compensation plan is a short-term performance incentive designed to reward participants for delivering increased value to the organization against specific financial and other critical business objectives. Annual incentive compensation awards are targeted at a level that, when combined with base salaries and other components of our total rewards program, is intended to yield total annual compensation that is competitive in the external marketplace, while performance above the target is intended to yield total annual compensation above the market median.

The performance targets for the applicable components of the annual incentive compensation plan are identical for executives and other eligible, salaried associates. We strive to set annual incentive award targets that are achievable only through strong performance, believing that this motivates our executives and other participants to deliver ongoing value-creation, while allowing us to attract and retain highly talented senior executives. Annual incentive award targets are determined in connection with the development of an overall budget for Hexion Holdings Corporation and its subsidiaries. Performance measures may be based on a number of factors, such as our prior-year performance, current market trends, anticipated synergies, integration efforts around acquired assets or businesses, potential pricing actions, raw material projections, the realization of planned productivity initiatives, expansion plans, new product development, environmental, health and safety and other strategic factors that could potentially impact operations.

The 2019 Annual Incentive Compensation Plan

In early 2019, the compensation committee approved the 2019 annual incentive compensation plan for associates, including the NEOs, of the Company and our subsidiaries, which we refer to as the “2019 ICP.” Under the 2019 ICP, our NEOs and other eligible participants had the opportunity to earn annual cash incentive compensation based upon the achievement of certain financial and EH&S goals.

The Hexion performance goals were established based on the following measures:

•

Segment EBITDA, which equals earnings before interest, taxes, depreciation and amortization, adjusted to exclude discontinued operations, certain non-cash and other unusual income and expense items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For the 2019 ICP, the targeted Segment EBITDA was set at $470 million. The targeted segment EBITDA for the Epoxies business (“Epoxies Segment EBITDA”) for 2019 was set at $200.1 million.

•

Cash flow, which encompasses Segment EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other operating cash flow items such as income taxes paid and pension contributions. For the 2019 ICP, the targeted cash flow for Hexion Holdings (“Hexion

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Global Cash Flow”) was net cash usage of $30 million. The targeted segment EBITDA for the Epoxies segment (“Epoxies Cash Flow”) for 2019 was set at $156 million.

•

EH&S goals, which, for the 2019 ICP, included the following: (i) severe or high-potential incidents (“SIFs”), (ii) occupational illness and injury rate (“OIIR”) and (iii) total environmental incidents (“ERI”).

•	The target SIFs goal was to reduce the number of SIFs by 33% compared to 2018.

•	Our OIIR in 2018 was 0.88. The target goal for 2019 was to achieve a 44% reduction from 2018 or a rate of 0.49.

•	Hexion Holdings ended 2018 with 24 total environmental incidents. The 2019 goal was to reduce ERI to 19 or fewer incidents, which represents an approximate 21% improvement from the prior year.

Each of the 2019 performance goals was measured independently such that a payout for the achievement of one element was not dependent upon the achievement of any other performance measure. This was intended to keep associates focused on driving continuous improvement in EH&S and cash flow, in addition to EBITDA. The compensation committee also determined that no adjustments to the 2019 performance goals were necessary as a result of the emergence from bankruptcy.

Awards under the 2019 ICP were calculated as follows: each participant was designated a target award under the 2019 ICP based on a percentage of his or her base salary, which varies by participant based on the scope of the participant’s responsibilities and externally competitive benchmarks. The target bonus percentages for the NEOs are reflected in the table below.

Name	Original Incentive Target	Current Incentive Target
C. Rogerson	100%	125%
G. Knight	70%	70%
A. Frederix	50%	60%
D. Johns	70%	70%
M. Sokol	60%	60%

In 2019, for the EBITDA and Cash Flow goals, the compensation committee established a minimum level of performance at or below which there is no payout for that component. Above the minimum level of performance, each NEO earns a payout calculated on a linear path up to and including the target level of performance (100% payout). Above the target level of performance, each NEO earns a payout calculated on a linear path up to and including the maximum level of performance (200% payout). The compensation committee established fixed payout percentages for our NEOs for the EH&S goals. The compensation committee established minimum (30% payout), target (100% payout) and maximum (200% payout) levels of performance for SIFs, OIIR and ERI.

	Minimum	Target	Maximum
Hexion Segment EBITDA(1)	$440.0	$470.0	$510.0
Epoxies Segment EBITDA(1)	$188.1	$200.1	$218.1
EH&S Goal—SIFs(2)	5	4	3
EH&S Goal—OIIR	0.60	0.49	0.37
EH&S Goal—ERI	23	19	15
Hexion Global Cash Flow(1)	$(60)	$(30)	$10
Hexion Epoxies Cash Flow(1)	$145.5	$156.0	$171.8

(1)	Amounts reflected are in millions.
(2)	Reflects number of incidents.

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The following table summarizes the target awards, performance measures, weightings, achievements and payouts for the 2019 ICP awards granted to our NEOs. The 2019 ICP award amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Each NEO’s actual bonus under the 2019 ICP is calculated based on the information provided in the table below. In each case, the “Target Award” amount for each NEO is multiplied by the weighting percentage and performance achieved percentage for each individual component to determine the payout for that component. The total bonus payout is the sum of the individual component payouts.

Name	Incentive Target (% of Base Salary)	Target Award ($)	Performance Criteria / Weighting %	Performance Achieved (%)	2019 ICP Payout ($)
C. Rogerson(2)	102.5%	1,281,250	Hexion Segment EBITDA / 55%	0%	—
			EH&S Goal / 10%	134%	171,303
			Hexion Global Cash Flow / 35%	200%	896,875
G. Knight	70%	367,205	Hexion Segment EBITDA / 55%	0%	—
			EH&S Goal / 10%	134%	49,095
			Hexion Global Cash Flow / 35%	200%	257,044
A. Frederix(2)	55%	217,557	Hexion Segment EBITDA / 27.5%	0%	—
			Epoxies Segment EBITDA / 27.5%	0%	—
			EH&S Goal / 10%	134%	29,087
			Hexion Global Cash Flow / 17.5%	200%	76,145
			Hexion Epoxies Cash Flow / 17.5%	0%	—
D. Johns	70%	371,462	Hexion Segment EBITDA / 55%	0%	—
			EH&S Goal / 10%	134%	49,664
			Hexion Global Cash Flow / 35%	200%	260,023
M. Sokol	60%	225,000	Hexion Global EBITDA / 55%	0%	—
			EH&S Goal / 10%	134%	30,083
			Hexion Global Cash Flow / 35%	200%	157,500

(1)	Due to Mr. Bevilaqua’s termination of employment on March 22, 2019, he was not eligible to receive a payout under the 2019 ICP.
(2)

The ICP target percentages for Mr. Rogerson and Ms. Frederix were calculated as a percent of current base salary and reflect the ICP target percentage change that occurred (i) with Mr. Rogerson’s new employment contract and (ii) upon the promotion of Ms. Frederix, both effective July 1, 2019.

Discretionary Awards

The CEO periodically uses discretionary awards to reward exemplary efforts. Often, such efforts are required by atypical business conditions or are related to special projects impacting long-term business results. Discretionary awards are also used for retention purposes or in connection with a new hiring or promotion. Any discretionary award to an executive officer must be approved by the compensation committee. No discretionary awards were made to our NEOs for services performed in 2019.

2. Long-Term Incentive Awards

Equity Awards

The compensation committee believes that equity awards play an important role in creating incentives to maximize our performance, motivating and rewarding long-term value-creation and further aligning the interests of our executive officers with those of our stockholders. Our NEOs, as well as other members of the leadership team and other eligible associates, participate in equity plans sponsored by Hexion Holdings Corporation. Awards under these plans are factored into the executive compensation program established by the compensation committee.

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Our long-term strategy includes the use of periodic grants as well as ongoing annual grants of equity. We believe that periodic grants provide an incentive toward a projected long-term equity value and keep participants focused on the achievement of that long-term objective. Annual equity grants are a tool to both retain key associates and drive toward the achievement of longer-term business objectives. Our equity awards contain performance- and service-vesting requirements. Awards that are conditioned on service-vesting requirements function as a retention incentive, while awards that are conditioned on performance- and service-vesting requirements are linked to the attainment of specific longer-term financial goals.

Prior to emergence from bankruptcy on the Emergence Date, there were equity awards outstanding under various legacy plans. All outstanding equity awards under such plans were forfeited under the emergence.

Following our emergence from bankruptcy on the Emergence Date, the board of directors adopted the Hexion Holdings Corporation 2019 Omnibus Incentive Plan (the “2019 Plan”). Under the 2019 Plan, grants were made to the NEOs which included the following types of equity awards: (i) time-based restricted stock units (“RSUs”) and (ii) performance-based stock units (“PSUs”). These equity awards were granted to our NEOs (other than Mr. Bevilaqua) and other selected management team executives who are critical to delivering on the current and future performance goals of Hexion Holdings Corporation. These awards were granted to management in order to retain these executives and align their interests to those of our shareholders.

The stock units granted are non-voting units of measurement which are deemed for bookkeeping purposes to be equivalent to one share of common stock of Hexion Holdings Corporation. Of the stock units granted, approximately thirty percent (30%) are RSUs and the remaining seventy percent (70%) are PSUs. The RSUs vest in equal installments on the first three anniversaries of July 1, 2019. The PSUs vest based on attainment of a 20-day volume weighted average stock price (VWAP) during the period beginning on the Grant Date and ending on June 30, 2023 (the “Vesting Period”). Twenty-five percent (25%) of the PSUs vest upon attainment of a $20 VWAP at any time during the Vesting Period, and one-hundred percent (100%) of the performance-based stock units vest based upon attainment of a $30 VWAP at any time during the Vesting Period. The vesting increments are reflected in the table below.

VWAP is Greater than or Equal to	Cumulative Percentage of PSUs That Shall Vest
$20.00	25.0%
$21.00	32.5%
$22.00	40.0%
$23.00	47.5%
$24.00	55.0%
$25.00	62.5%
$26.00	70.0%
$27.00	77.5%
$28.00	85.0%
$29.00	92.5%
$30.00	100.0%

If the executive is terminated by the company without cause, dies, becomes disabled or retires (in accordance with the retirement provisions outlined in the award agreement), any unvested RSUs or PSUs that are outstanding as of the termination date remain outstanding and eligible to vesting during the one-year period following the termination date.

If a change-in-control transaction takes place during the vesting period, all unvested RSUs will automatically vest and be settled in cash.

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One-hundred percent (100%) of the RSUs are subject to settlement and delivery of the underlying shares of common stock in July 2022. Outstanding RSUs are subject to forfeiture if, prior to settlement and delivery of the underlying common shares, the executive voluntarily resigns his/her employment or is terminated by us for cause. PSUs that vest prior to July 1, 2022 are subject to settlement and delivery of the underlying shares of common stock in July 2022. PSUs that vest on or after July 1, 2022 but before July 1, 2023 are subject to settlement and delivery of the underlying shares of common stock in July 2023. Outstanding PSUs are subject to forfeiture if, prior to settlement and delivery of the underlying common shares, the executive voluntarily resigns his/her employment or is terminated by us for cause.

The details of the grants made to our NEOs are shown in the “Outstanding Equity Awards at Fiscal Year-End” table.

Cash Awards

The compensation committee may, from time to time, approve long-term cash awards or plans for our key associates, including our NEOs. These awards are designed to pay over extended performance periods subject to the achievement of specified, measurable performance goals and are further conditioned upon continued employment. As such, these awards are useful for providing a defined value for achievement of our financial targets, as well as leadership stability. In addition, long-term cash awards help complement equity awards that are not yet liquid.

In November 2016, in an effort to retain key talent in a challenging business environment, long-term cash awards were granted under the Momentive Performance Materials Holdings LLC Long-Term Cash Incentive Plan (the “LTIP”) to all of our NEOs other than the CEO. The LTIP awards vest based upon service and/or performance metrics, depending upon the grantee.

In July 2017, following the retirement announcement of Mr. Craig Morrison, our former CEO, a modification was made to the 2016 awards to ensure stability and retention of key associates; including the NEOs, except for Messrs. Rogerson, Sokol and Bevilaqua. A portion of these awards that were payable based on achievement of performance metrics were converted into time-based awards payable in 2020 or 2021 as applicable. The LTIP was assumed by Hexion Holdings Corporation upon emergence from bankruptcy on the Emergence Date. The amounts payable in 2020 for Messrs. Knight and Johns and the amount payable in 2021 for Ms. Frederix are $791,666, $862,021 and $289,393, respectively.

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In March 2019, the committee approved the Hexion Holdings LLC 2019 Long-Term Incentive Program (the “2019 LTI”), a plan that was adopted by Hexion Holdings Corporation upon emergence from bankruptcy on the Emergence Date. Under the 2019 LTI, our NEOs, other than Mr. Bevilaqua, were granted cash-based awards (the “2019 LTI Target”) that are payable based upon achievement of specific financial and environmental health & safety goals in 2019, as described in the table below:

Performance Measures	Threshold Achievement	Target Achievement	Maximum Achievement
Segment EBITDA (55.0% of 2019 LTI Target)	$440 million	$470 million	$510 million
% payout of 2019 LTI Target allocable to Segment EBITDA	50%	100%	200%
Cash Flow (35.0% of 2019 LTI Target)	($60) million	($30) million	$10 million
% payout of 2019 LTI Target allocable to Cash Flow	50%	100%	200%
SIF Incidents (5.0% of 2019 LTI Target)	5 incidents	4 incidents	3 incidents
% payout of 2019 LTI Target allocable to SIF Incidents	30%	100%	200%
Occupational Illness & Injury Rate (OIIR) (2.5% of 2019 LTI Target)	0.60	0.49	0.37
% payout of 2019 LTI Target allocable to OIIR	30%	100%	200%
Total Environmental Incidents (ERI) (2.5% of 2019 LTI Target)	23 incidents	19 incidents	15 incidents
% payout of 2019 LTI Target allocable to ERI	30%	100%	200%

Amounts earned based on 2019 performance are payable in the third quarter of 2021. These cash-based awards are shown in the Grants of Plan-Based Awards Table below.

Based on 2019 performance, the overall payout ratio for this plan is 83.37%. While we did not achieve the threshold target for Segment EBITDA, the maximum target for Cash Flow and SIF incidents was achieved. Our OIIR achievement was slightly above target and achievement of ERI was slightly above minimum. Based on the overall payout ratio noted above, the amount earned by each NEO, payable in the third quarter of 2021 is reflected in the following table:

Named Executive Officer	2019 LTI Target	2019 LTI Earned
Mr. Rogerson	$2,000,000	$1,667,400
Mr. Knight	$300,000	$250,113
Ms. Frederix	$140,324	$116,989
Mr. Johns	$250,000	$208,428
Mr. Sokol	$250,000	$208,428

3. Benefits

We provide a comprehensive suite of benefits to eligible associates, including our NEOs. Our benefit programs are designed to provide market-competitive benefits for associates and their covered dependents. Each of our NEOs (other than Ms. Frederix) is covered under a health and welfare program that provides medical, prescription drug, dental, vision, life insurance and disability insurance benefits. Ms. Frederix is covered under the applicable health and welfare benefits program offered to associates in Belgium.

Each of our NEOs (other than Ms. Frederix) also participates in our savings plan, a defined contribution plan (the “401(k) Plan”), which allows eligible U.S. associates to make pre-tax contributions from 1% to 15% of eligible earnings for associates who meet the definition of a highly compensated employee and 25% for all other associates up to the U.S. tax limits for qualified plans. Those associates are also eligible to receive matching contributions from us equal to 100% on contributions of up to 5% of eligible earnings. In addition, we make an annual retirement contribution, ranging from 3% to 7% of eligible earnings depending on years of service, to eligible associates actively employed on the last day of the year. An additional company contribution may be

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made if we achieve specified annual financial goals established at the beginning of each plan year. Ms. Frederix participates in a defined benefit pension plan offered to our Belgium associates, as further described in the Narrative to the Pension Benefits table below.

Each of our NEOs, other than Messrs. Johns, Rogerson, Sokol and Ms. Frederix, participated in a qualified cash balance pension plan on substantially the same terms as other plan participants (the “Hexion U.S. Pension Plan”). The Hexion U.S. Pension Plan was frozen in 2009, as discussed further in the Narrative to the Pension Benefits table below. In addition, because individuals are subject to U.S. tax limitations on contributions to qualified retirement plans, we provided a non-qualified retirement plan intended to provide these associates, including our NEOs, with an incremental benefit on eligible earnings above the U.S. tax limits for the qualified plan (the “Hexion Supplemental Plan”). The benefits in the Hexion Supplemental Plan associated with the Hexion U.S. Pension Plan were also frozen in 2009. Our NEOs participated in the Hexion Supplemental Plan on the same basis as our other highly compensated salaried associates.

Additionally, because individuals are subject to U.S. tax limitations on contributions to a qualified retirement plan, and following the freezing of the Hexion Supplemental Plan, we established a non-qualified Supplemental Executive Retirement Plan (“SERP”) in 2011, which provides a benefit on eligible earnings that exceed the U.S. tax limit applicable to our 401(k) Plan. In 2019, our NEOs were eligible to receive a 5% company contribution on eligible earnings in excess of $280,000, which is the same benefit received by our other highly compensated salaried associates.

There were no significant changes to our benefit plans in 2019 that would impact our NEOs. There are descriptions of these plans in the Narrative to the Pension Benefits Table and Narrative to the Nonqualified Deferred Compensation Table below.

4. Other

Temporary Assignment / Relocation

We may provide certain additional benefits to an executive officer if he or she is on a temporary international or domestic assignment. These benefits are externally competitive and a means to compensate the executive officer for financial expenses that would not exist if the executive remained in his or her home. For example, we may provide family travel and housing allowances, other one-time allowances, tax equalization payments and reimbursements or payments for relocation from the executive officer’s home. In addition, pursuant to our relocation policy, certain expenses are grossed up to protect the executive from the tax consequences associated with those certain relocation expenses. In 2019, Mr. Rogerson was provided with certain payments relating to his housing and commuting costs, as well as a gross-up relating to such payments. We believe that, as a global company, it is necessary to offer this benefit to encourage key associates and executives to temporarily relocate for strategic business reasons.

Change-in-Control and Severance Benefits

Our NEOs are generally entitled to change-in-control and severance protections. We believe that appropriate change-in-control and severance protections accomplish two objectives. First, they create an environment where key executives are able to take actions in our best interest without incurring undue personal risk. Second, they foster management stability during periods of potential uncertainty. We are also cognizant that excessive pay in the form of change-in-control and severance protection would not be in our best interest because such pay may encourage undue risk-taking. In an attempt to balance the delicate equation, the compensation committee has determined to provide these benefits very selectively. The arrangements for our NEOs other than Mr. Rogerson were implemented in prior years. The arrangement for Mr. Rogerson was implemented in connection with the emergence from bankruptcy and was an important tool to ensure his continued service during this critical time for us. The change-in-control and severance benefits payable to our NEOs are discussed in the Narrative to the Summary Compensation Table and in the discussion on Potential Payments Upon Termination of Employment below.

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Summary Compensation Table

The following table provides information about the compensation of our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers whom we collectively refer to as our NEOs.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)(1)	Stock Awards ($) (e)	Options Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(3)	All Other Compensation ($) (i)(4)	Total ($) (j)
Craig A. Rogerson	2019	1,125,000	—	23,814,996	—	1,068,178	330	202,013	26,210,517
President and Chief Executive	2018	1,000,000	—	—	—	916,000	—	374,556	2,290,556
Officer	2017	480,769	888,410	—	—	111,590	—	258,302	1,739,071

George F. Knight	2019	515,464	250,113	1,602,096	—	306,139	49,028	67,772	2,790,612
Executive Vice President and	2018	496,612	475,000	—	—	324,672	—	53,412	1,349,696
Chief Financial Officer	2017	480,937	272,267	—	—	76,063	—	54,778	884,045

Ann Frederix	2019	375,986	290,626	974,250	—	105,232	793,347	—	2,539,441
Senior Vice President and General Manager, Global Epoxies

Douglas A. Johns	2019	523,936	208,428	1,255,704	—	309,688	430	64,306	2,362,492
Executive Vice President and	2018	517,213	517,213	—	—	331,637	—	50,548	1,416,611
General Counsel	2017	517,213	594,880	—	—	80,802	—	48,768	1,241,663

Matthew Sokol	2019	369,028	251,250	952,596	—	187,583	11	36,351	1,796,819
Executive Vice President and Chief Administrative Officer

Joseph P. Bevilaqua	2019	845,640	1,166,667	—	—	—	33,494	29,536	2,075,337
Former Executive Vice	2018	631,108	583,333	—	—	462,476	—	70,090	1,747,007
President and Chief Operating Officer	2017	631,108	743,600	—	—	112,681	—	77,118	1,564,507

(1)

The amounts shown in column (d) for 2019 reflect time-based amounts paid and earned under the LTIP. The amounts shown in column (d) for 2019 reflect time-based amounts paid under the LTIP. In the case of Mr. Bevilaqua, the amount shown reflects his final time-based payment under the LTIP, which represented 67% of his total award value.

(2)

The amounts shown in column (g) for 2019 reflect the amounts earned under the 2019 ICP, based on performance achieved for 2019. The material terms of the 2019 ICP are described in the Compensation Discussion & Analysis above. Payments under the 2019 ICP were made in March 2020.

(3)

The amounts shown in column (h) reflect the net actuarial increase in the present value of benefits under the Hexion U.S. Pension Plan and the Hexion Supplemental Plan for Messrs. Knight and Bevilaqua. The increase in net present value for 2019 includes: for Mr. Knight, a $47,026 increase; and for Mr. Bevilaqua, a $30,025 increase in net present value. Mr. Rogerson, Ms. Frederix, Mr. Johns and Mr. Sokol are not participants in these plans. In addition, the amounts reported include excess interest credits in the Hexion non-qualified deferred compensation plans. The amount reported for Ms. Frederix is the net present value increase to her accrued benefit in the Hexion Belgium Pension Plan. See the Pension Benefits Table below including the Narrative to Pension Benefits Table for additional information regarding our pension calculations, including the assumptions used for these calculations.

(4)

The amounts shown in the All Other Compensation column for 2019 include: for Mr. Rogerson: $111,930 of company contributions made or accrued to the defined contribution plans, $42,299 in tax gross-ups, $19,544 in rental housing and furniture and $28,241 in travel expenses; for Mr. Knight: $67,772 of company contributions made or accrued to the defined contribution plans; for Mr. Johns: $64,306 of company contributions made or accrued to the defined contribution plans; for Mr. Sokol: $36,351 of company contributions made or accrued to the defined contribution plans; and for Mr. Bevilaqua: $29,536 of company contributions made or accrued to the defined contribution plans.

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Grants of Plan-Based Awards

The following table presents information about grants of awards during the year ended December 31, 2019, under the 2019 ICP, the 2019 LTI and the 2019 MIP grants that are subject to performance-vesting conditions.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share) (k)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Name (a)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (c)	Target (#) (g)	Maximum (#) (e)
Craig A. Rogerson
2019 ICP	32,031	1,281,250	2,562,500	—	—	—	—	—	—	—
2019 LTI	—	2,000,000	4,000,000	—	—	—	—	—	—	—
2019 MIP	—	—	—	—	—	—	—	—	—	—
RSUs	—	—	—	—	—	—	550,000	—	—	8,453,500
PSUs	—	—	—	320,833	1,283,333	1,283,333	—	—	—	15,361,496
George F. Knight
2019 ICP	9,180	367,205	734,410	—	—	—	—	—	—	—
2019 LTI	—	300,000	600,000	—	—	—	—	—	—	—
2019 MIP	—	—	—	—	—	—	—	—	—	—
RSUs	—	—	—	—	—	—	37,000	—	—	568,690
PSUs	—	—	—	21,583	86,333	86,333	—	—	—	1,033,406
Ann Frederix
2019 ICP	5,439	217,557	435,114	—	—	—	—	—	—	—
2019 LTI	—	140,324	280,647	—	—	—	—	—	—	—
2019 MIP	—	—	—	—	—	—	—	—	—	—
RSUs	—	—	—	—	—	—	22,500	—	—	345,825
PSUs	—	—	—	13,125	52,500	52,500	—	—	—	628,425
Douglas A. Johns
2019 ICP	9,287	371,462	742,924	—	—	—	—	—	—	—
2019 LTI	—	250,000	500,000	—	—	—	—	—	—	—
2019 MIP	—	—	—	—	—	—	—	—	—	—
RSUs	—	—	—	—	—	—	29,000	—	—	445,730
PSUs	—	—	—	16,917	67,667	67,667	—	—	—	809,974
Matthew Sokol
2019 ICP	5,625	225,000	450,000	—	—	—	—	—	—	—
2019 LTI	—	250,000	500,000	—	—	—	—	—	—	—
2019 MIP	—	—	—	—	—	—	—	—	—	—
RSUs	—	—	—	—	—	—	22,000	—	—	338,140
PSUs	—	—	—	12,833	51,333	51,333	—	—	—	614,456
Joseph P. Bevilaqua
2019 ICP	—	—	—	—	—	—	—	—	—	—
2019 LTI	—	—	—	—	—	—	—	—	—	—
2019 MIP	—	—	—	—	—	—	—	—	—	—
RSUs	—	—	—	—	—	—	—	—	—	—
PSUs	—	—	—	—	—	—	—	—	—	—

(1)

The number of units shown reflects the time-based award. The aggregate Target Award value was converted into a time-based award (30%) and a performance-based award (70%) based on a Hexion Holdings Corporation stock price of $15 per share.

(2)	The values shown are based on a fair value of $15.37 per share for the time-based restricted stock units and a fair value of $11.97 per share for the performance based stock units at Target.

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Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We have employment agreements or employment letters with each of our NEOs, which provide for their terms of compensation, benefits, severance and certain restrictive covenants. Details regarding the severance and restrictive covenant provisions are provided below under “Potential Payments upon a Termination or Change in Control.”

Mr. Rogerson’s Employment Agreement dated July 1, 2019, includes (i) a base salary at the rate of one million two hundred fifty thousand dollars ($1,250,000) per annum, (ii) an annual cash bonus with a target amount equal to 125% of his base salary, based on Mr. Rogerson’s and/or our attainment of certain criteria as determined by the Board and (iii) a commitment that Mr. Rogerson will participate in our equity incentive program upon terms and conditions established by the Board.

Mr. Knight’s Terms of Employment dated October 22, 2015 provides that he is entitled to (i) receive an annual base salary of $475,000 for his first year (“Base Salary”) and (ii) be eligible to receive annual cash incentive compensation payments (the “Annual Bonus”) with a target Annual Bonus opportunity of 70% of his Base Salary. In addition, Mr. Knight is eligible to receive severance equal to 18 months of Base Salary in the event of a termination by us without cause. Mr. Knight will not receive additional compensation for serving as a director of us.

Ms. Frederix’s Employment Agreement, as amended July 1, 2019, provides for (i) a base salary rate at the rate of three hundred fifty-two thousand and one hundred and twenty-seven dollars (EUR 352,127) per annum, (ii) an annual cash bonus with a target amount equal to 60% of her base salary, based on the achievement of certain targets determined annually by the Board and (iii) a commitment that Ms. Frederix will participate in our equity incentive program upon terms and conditions established by the Board.

Mr. Johns’ Employment Agreement dated May 6, 2015 includes (i) a base salary of $497,319.68 per year (“Base Salary”); (ii) annual cash incentive compensation payments (“Annual Bonus”) with an annual target of 70% of his Base Salary; and (iii) eligibility to receive severance equal to 18 months of Base Salary in the event of a termination by us without cause. In addition, Mr. Johns received service credit for his prior years of service with MPM and GE for purposes of calculating his retirement benefits

Mr. Sokol’s Terms of Employment dated March 11, 2019 includes (i) a base salary of $375,000 per year; (ii) annual cash incentive compensation payments (the “Annual Bonus”) with a target Annual Bonus of 60% of his Base Salary; (iii) eligibility to receive severance equal to 12 months of Base Salary in the event of a termination by the Company without cause; and (iv) eligibility to receive continuing medical benefits for a period of 6 months.

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Outstanding Equity Awards at Fiscal Year-End

The following table presents information about outstanding stock awards held by our NEOs at December 31, 2019. The securities underlying the awards are common shares of Hexion Holdings Corporation, and the awards were granted under the Hexion Holdings Corporation 2019 Omnibus Incentive Plan. See the footnotes and Narrative to Outstanding Equity Awards Table below, as well as the description of the 2019 MIP above, for a discussion of this plan and the vesting conditions applicable to the awards.

	Stock Awards(1)
Name (a)	Number of Shares or Units of Stock That Have Not Vested (#) (g)(2)	Market Value of Shares or Units or Stock That Have Not Vested ($) (h)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)(3)
Craig A. Rogerson
2019 MIP
Restricted Stock Units	550,000	6,627,500	—	—
Performance Stock Units	—	—	1,283,333	15,464,163

George F. Knight
2019 MIP
Restricted Stock Units	37,000	445,850	—	—
Performance Stock Units	—	—	86,333	1,040,313

Ann Frederix
2019 MIP
Restricted Stock Units	22,500	271,125	—	—
Performance Stock Units	—	—	52,500	632,625

Douglas A. Johns
2019 MIP
Restricted Stock Units	29,000	349,450	—	—
Performance Stock Units	—	—	67,667	815,387

Matthew Sokol
2019 MIP
Restricted Stock Units	22,000	265,100	—	—
Performance Stock Units	—	—	51,333	618,563

(1)	Effective July 1, 2019 in conjunction with the emergence from Chapter 11, all outstanding unvested unit options and restricted deferred units were canceled, effective immediately.
(2)	This award vests in three equal annual installments on the first three anniversaries of July 1, 2019 and will be settled within 10 days following July 1, 2022.
(3)	The market values shown in Columns (h) and (j) are based on the closing price of a share of Hexion Holdings Corporation common stock on the over-the-counter market as of December 31, 2019.
(4)

Twenty-five percent (25%) of this award vests when, at any time during the Vesting Period, a $20 VWAP is attained. Thereafter, an additional 7.5% of the award will vest with each $1.00 increase in the VWAP during the Vesting Period, until 100% of the award is vested if a $30 VWAP is attained during the Vesting Period. Any portion of the award that vests prior to July 1, 2022 is subject to settlement and delivery of the underlying shares of common stock in July 2022, and any portion of the award that vests on or after July 1, 2022 but before July 1, 2023 is subject to settlement and delivery of the underlying shares of common stock in July 2023.

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Narrative to Outstanding Equity Awards Table

2019 MIP

In August 2019, our board of directors approved a new long-term equity incentive plan for our employees and directors (the “2019 MIP”). Grants under the 2019 MIP are denominated in common stock of Hexion Holdings Corporation. Under the 2019 MIP, participants may receive grants of options to purchase shares, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards upon terms and conditions determined by our board of directors. Grants of time-based and performance-based stock units were made in September 2019 to a select group of our leaders, including our NEOs. The amount of each award was based on the executive’s scope of responsibility, market data, contribution to value creation and other relevant factors determined by the Board in its discretion. The time-based awards require continued service and function as a retention incentive, while the performance-based awards vest upon achievement of certain stock prices over a four-year period, which we believe provides both a retention incentive and encourages the attainment of specific long-term financial objectives. The material terms of the grants made to our NEOs under the 2019 MIP are further described in the Narrative to the Grants of Plan-Based Awards table.

Option Exercises and Stock Vested

The Option Exercises and Stock Vested table is omitted since there were no such transactions for our NEOs during the year ended December 31, 2019.

Pension Benefits

The following table presents information regarding the benefits payable to each of our NEOs at, following, or in connection with their retirement under our qualified and non-qualified defined benefit pension plans as of December 31, 2019. The table does not provide information regarding our qualified or non-qualified defined contribution plans. The amounts shown in the table for each participant represent the present value of the annuitized benefit and do not represent the actual cash value of a participant’s account.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)(1)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Craig A. Rogerson(2)	Hexion U.S. Pension Plan	—	—	—
	Hexion Supplemental Plan	—	—	—
George F. Knight	Hexion U.S. Pension Plan	12.23	206,720	—
	Hexion Supplemental Plan	11.74	97,941	—
Joseph P. Bevilaqua	Hexion U.S. Pension Plan	7.25	132,310	—
	Hexion Supplemental Plan	6.76	—	(156,524)
Ann Frederix	Hexion Belgium Pension Plan	28.92	3,396,403	—
Douglas A. Johns(2)	Hexion U.S. Pension Plan	—	—	—
	Hexion Supplemental Plan	—	—	—
Matthew Sokol(2)	Hexion U.S. Pension Plan	—	—	—
	Hexion Supplemental Plan	—	—	—

(1)

The number of years of credited service set forth in column (c) reflects the number of years between the NEO’s hire date and the plan freeze date and is used to determine benefit accrual under the applicable plan.

(2)	Mr. Rogerson, Mr. Johns and Mr. Sokol do not participate in the Hexion U.S. Pension Plan or the Hexion Supplemental Plan.

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Narrative to Pension Benefits Table

Hexion U.S. Pension Plan, Hexion Supplemental Plan and Hexion Belgium Pension Plan

The benefits associated with the Hexion U.S. Pension Plan and Hexion Supplemental Plan were frozen June 30, 2009 and January 1, 2009, respectively. Although participants will continue to receive interest credits under the plans, no additional benefit credits will be provided. Prior to the freeze, the Hexion U.S. Pension Plan provided benefit credits equal to 3% of earnings to the extent that this credit does not exceed the Social Security wage base for the year plus 6% of eligible earnings in excess of the social security wage base to covered U.S. associates, subject to the IRS-prescribed limit applicable to tax-qualified plans.

The Hexion Supplemental Plan provided non-qualified pension benefits in excess of allowable limits for the qualified pension plans. The benefit formula mirrored the qualified Hexion U.S. Pension Plan but applied only to eligible compensation above the federal limits for qualified plans. The accrued benefits are unfunded and are paid from our general assets upon the participant’s termination of employment with us.

Under both the Hexion U.S. Pension Plan and Hexion Supplemental Plan, eligible earnings included annual incentive awards that were paid currently, but excluded any long-term incentive awards. Historically, the accrued benefits earned interest credits based on one-year Treasury bill rates until the participant begins to receive benefit payments. Effective January 1, 2012, the plans were amended to provide a minimum interest crediting rate of 300 basis points. The interest rate determined under the plan for fiscal 2016 was 3.0%. Participants vest after the completion of three years of service.

Mr. Knight is currently eligible for early retirement under the Hexion U.S. Pension Plan, having met the eligibility criteria of having reached age 55 with 10 years of service with us.

Ms. Frederix, our NEO in Belgium, participates in a contributory defined benefit pension plan covering certain employees in Belgium. The benefit is determined based on salary as well as service history with the company. The employee contributes between 1.5% to 5% of eligible earnings based on a specified formula and the company is responsible for the remainder of the cost.

For a discussion of the assumptions applied in calculating the benefits reported in the table above, please see Note 13 to our audited consolidated financial statements.

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Nonqualified Deferred Compensation

The following table presents information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)(1)	Aggregate Earnings (Loss) in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Craig A. Rogerson
Hexion SERP	—	86,250	1,480	—	98,418
George F. Knight
Hexion Supplemental Plan	—	—	6,205	—	210,222
Hexion SERP	—	14,884	2,760	—	101,842
2004 DC Plan(2)	—	—	(8,367)	—	—
2019 LTI	—	250,113	—	—	—
Ann Frederix	—	—	—	—	—
2019 LTI	—	116,989	—	—	—
Douglas A. Johns
Hexion SERP	—	16,151	1,927	—	74,314
2019 LTI	—	208,428	—	—	—
Matthew Sokol
Hexion SERP	—	3,597	48	—	3,646
Joseph P. Bevilaqua
Hexion Supplemental Plan	—	—	9,222	(407,279)	—
Hexion SERP	—	23,439	6,314	(294,944)	—
2004 DC Plan(2)	—	—	(31,357)	—	—

(1)

The amount shown in column (c) for the Hexion SERP is included in the All Other Compensation column of the Summary Compensation Table for 2018. These amounts were earned in 2018 and credited to the accounts by Hexion in 2019.

(2)	The amount shown reflects the loss in value of the deferred compensation units under the 2004 DC plan as a result of the emergence from bankruptcy.

Narrative to the Nonqualified Deferred Compensation Table

Hexion Supplemental Plan

Effective January 1, 2009, the benefits associated with this plan were frozen. This plan provided supplemental retirement benefits in the form of voluntary associate deferral opportunities and employer match on compensation earned above the IRS limit on qualified plans. The Hexion Supplemental Plan benefits are unfunded and paid from our general assets upon the associate’s termination of employment. Effective January 1, 2016, interest credits are made to the participants’ accounts at an interest rate determined by us, which has been defined as the greater of (i) the rate in the fixed income fund of the 401(k) Plan and (ii) 3%.

Hexion SERP

We adopted the Hexion SERP in 2011 to provide certain of our executives and other highly compensated associates, including our NEOs, an annual contribution of 5% of eligible earnings above the maximum limitations set by the IRS for contributions to a qualified defined contribution plan. Under the Hexion SERP, an unfunded non-qualified plan, eligible earnings are limited to base salary and amounts earned under our annual incentive compensation plan. Account credits are made to the plan during the third quarter of each year. Interest credits are provided in participants’ SERP accounts at an interest rate determined by us. Effective January 1,

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2016, the interest rate determined by us is the greater of (i) the rate in the fixed income fund of the 401(k) Plan and (ii) 3%. This deferred compensation is paid six months following termination of employment.

Potential Payments upon Termination or Change-in-Control

We have employment agreements or letters with Rogerson, Knight and Johns. The section below describes the payments that may be made to our NEOs upon separation, pursuant to these individual agreements, applicable corporate practices, or in connection with a change in control. For payments made upon a retirement, other than in connection with a separation or change in control, also see the discussion in the Pension Benefits and Nonqualified Deferred Compensation tables and related narratives above.

Severance/Termination Payments

The employment agreement with Mr. Rogerson provides that if Mr. Rogerson’s employment is terminated by us without cause or he resigns for good reason (as defined in his employment agreement), we will provide him with an amount equal to two times the sum of (x) his annual base salary and (y) his target annual bonus, paid in equal installments for 24 months, and continued COBRA coverage for 18 months at our expense (or until Mr. Rogerson becomes ineligible for such coverage), subject to his execution of a release of claims against us and his continued compliance with post-termination covenants. In addition, if such termination of employment occurs following a change of control (as defined in the agreement), then the severance payment shall be equal to three times the sum of his annual base salary plus target bonus, such amounts to be paid in substantially equal installments for a period ending in 36 months, as well as continued COBRA coverage for 18 months at our expense (or until Mr. Rogerson becomes ineligible for such coverage), subject to his execution of a release of claims against us. In addition, any accrued but unpaid compensation through the termination date (such as accrued but unpaid base salary, earned but unpaid bonus and accrued and unused vacation) will be paid in a lump-sum payment at the time of termination. The employment agreement also contains an agreement to not disclose non-public information and a 12 month post-termination non-competition and non-solicitation agreement.

Under Mr. Knight’s terms of employment, he would receive 18 months of continued base salary if his employment is terminated through no fault of his own. In addition to agreeing to not disclose non-public information, pursuant to the Management Investor Rights Agreement under the 2011 Equity Plan, Mr. Knight has agreed not to compete with us during the period he receives severance payments from us and not to solicit our associates for one year following the date he ceases receiving severance payments from us.

Under Mr. Johns’ terms of employment, he would receive 18 months of continued base salary if his employment is terminated by us without cause. In addition to agreeing to not disclose non-public information, pursuant to the Management Investor Rights Agreement under the 2011 Equity Plan, Mr. Johns has agreed not to compete with us during the period he receives severance payments from us and not to solicit our associates during the period he receives severance payments from us and for one year following the date he ceases receiving severance payments from us. Upon termination by us without cause or resignation for good reason, Mr. Johns has a right to require us to repurchase his Hexion Holdings units for their original cost, under the MPM 2007 Plan, as shown in the table below.

Under applicable corporate severance guidelines based upon his position and length of service with us, Mr. Sokol would be entitled to continued base salary payments for 52 weeks in the event his employment is terminated without cause. Severance payments under such guidelines are conditioned upon compliance with non-competition and non-solicitation covenants. In addition, Mr. Sokol has agreed to not compete with us during the period he receives severance payments from us and not to solicit our associates during the period he receives severance payments from us and for one year following the date he ceases receiving severance payments from us

Ms. Frederix is entitled to severance based on local legislation in the event of involuntary termination without cause.

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Termination Payments

The following table describes payments our NEOs would have received had the individual’s employment been terminated by us without cause, or in the case of Rogerson, by the executive for good reason or a change-in-control, as of December 31, 2019.

Name	Cash Severance ($)(1)	Estimated Value of Benefits ($)(2)	2019 LTI(3)	Equity Incentive Plan Awards(4)	Pension and Nonqualified Plan Payouts(5)
Craig A. Rogerson
Termination Without Cause	5,625,000	47,190	1,667,420	2,209,167	98,418
Resignation with Good Reason	5,625,000	47,190	—	—	98,418
Termination Due to Change-in-Control	8,437,500	47,190	—	6,627,500	98,418
George F. Knight
Termination Without Cause	786,868	24,149	250,113	148,617	616,725
Termination Due to Change-in-Control	—	—	—	445,850	—
Ann Frederix
Termination Without Cause	—	—	116,989	90,375	3,396,403
Termination Due to Change-in-Control	—	—	—	271,125	—
Douglas A. Johns
Termination Without Cause	795,990	47,190	208,428	116,483	74,314
Termination Due to Change-in-Control	—	—	—	349,450	—
Matthew Sokol
Termination Without Cause	375,000	47,190	208,428	88,367	3,646
Termination Due to Change-in-Control	—	—	—	265,100	—
Joseph P. Bevilaqua
Termination Without Cause	946,662	43,000	—	—	991,056

(1)

This column reflects cash severance payments due under the NEO’s employment agreement, or under the applicable severance guidelines of the Company, as described above, based on salary as of December 31, 2019.

(2)

This column reflects the estimated value of health care benefits and outplacement services. Under the Company’s severance guidelines, each NEO would be entitled to 12 months of executive outplacement services in the event of a termination through no fault of their own. The values are based upon the Company’s estimated cost of providing such benefits as of December 31, 2019.

(3)	The amount shown in this column is the amount that would be due pursuant to the 2019 LTI plan provisions.
(4)

Amounts shown reflect the value of outstanding equity awards that would be due pursuant to plan and award agreement provisions, calculated based on the year-end stock price of Hexion Holdings Corporation.

(5)	The amounts shown reflect the amount paid following termination for Mr. Bevilaqua and the amount of vested benefits as of December 31, 2019 for each of the other NEOs.

In addition to these benefits, our NEOs would also generally be entitled to receive the benefits set forth above in the Pension Benefits Table and Nonqualified Deferred Compensation Table following a termination of employment for any reason.

Other Change-in-Control Payments

NEOs will be entitled to accelerated vesting of their outstanding unvested equity awards under the 2019 MIP in connection with certain corporate transactions or change-in-control transactions. In addition, under the 2016 LTIP Awards, the service components of the awards would be deemed satisfied upon a change-in-control transaction but the performance conditions would not be deemed satisfied upon a change-in-control transaction.

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Director Compensation

The following table presents information regarding the compensation earned or paid during 2019 to our directors who are not also NEOs and who served on our board of directors during the year.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Carol S. Eicher(1)	58,750	58,750
Patrick Bartels(1)	62,500	62,500
Joaquin Delgado(1)	55,000	55,000
Jeffrey D. Benjamin(1)	85,000	85,000
James N. Chapman(1)	70,000	70,000
Stephen D. Newlin(1)	55,000	55,000
Michael J. Shannon(1)	62,500	62,500
John K. Wulff(1)	65,000	65,000
Robert Kaslow-Ramos(2)	43,750	43,750
William Joyce(2)	32,500	32,500
Marv Schlanger(2)	32,500	32,500
Geoff Manna(2)	43,500	43,500
Samuel Feinstein(2)	30,500	30,500
Lee Stewart(2)	41,500	41,500

(1)	In conjunction with emergence from bankruptcy, we appointed a new board of directors effective July 2, 2019.
(2)	Represent Directors of Hexion Holdings LLC prior to emergence from bankruptcy on the Emergence Date.

Narrative to the Director Compensation Table

The members of the new independent board of directors were selected based on their qualifications and prior experience in the chemical industry and prior service on similar boards. We engaged a consultant to assist with determining our new directors’ compensation arrangements based on a review and analysis of the director compensation arrangements of our peer group of companies. Based on that analysis and the consultant’s recommendation, as well as the level of activity expected of our directors over the next few years, we adopted the following compensation arrangement for directors, which will be evaluated on an annual basis:

Compensation Type	Amount ($)
Regular Board Service Annual Cash Retainer	100,000
Regular Board Service Annual Equity Grant	110,000
Lead Director Annual Cash Retainer	130,000
Lead Director Annual Equity Grant	140,000
Audit Committee Chair Retainer	25,000
Compensation Committee Chair Retainer	20,000
Nominating & Governance Committee Chair Retainer	12,500
Environmental, Health & Safety Committee Chair Retainer	20,000
Listing Committee Chair Retainer	25,000
Audit Committee Member Retainer	10,000
Listing Committee Member Retainer	10,000
Compensation Committee Member Retainer	5,000
Nominating & Governance Committee Member Retainer	5,000
Environmental, Health & Safety Committee Member Retainer	5,000

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During 2019, there were no stock or option awards granted to directors, and there are no outstanding, unvested stock awards held by these directors.

Compensation Committee Interlocks and Insider Participation

Messrs. Benjamin, Chapman, Newlin and Wulff are not employed by Hexion Holdings Corporation. None of these directors is or has been an executive officer of us. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of our compensation committee during the fiscal year ended December 31, 2019.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

We have adopted a written Related Person Transaction Policy (the “policy”), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Registration Rights Agreement

In connection with our emergence from bankruptcy, on the Emergence Date we entered into a Registration Rights Agreement with certain of our stockholders.

Under the Registration Rights Agreement, we are required to file a registration statement at any time following 180 days after the closing of this offering upon the delivery of a written notice by one or more stockholders proposing to sell, individually or in the aggregate, at least $50.0 million of Registrable Securities.

In addition, under the Registration Rights Agreement, we are required to file a shelf registration statement as soon as practicable following the closing of this offering to register the resale, on a delayed or continuous basis, of all Registrable Securities that have been timely designated for inclusion by the holders (specified in the Registration Rights Agreement). Any individual holder or holders of our outstanding common stock party thereto can demand up to four “shelf takedowns” in any 12-month period which may be conducted in underwritten offerings so long as the total offering size is at least $50.0 million.

Generally, “Registrable Securities” under the Registration Rights Agreement includes Class B common stock we issued under the Plan, except that “Registrable Securities” does not include securities that have been sold under an effective registration statement or Rule 144 under the Securities Act.

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Each stockholder party to the Registration Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations. The selling stockholders named in this prospectus were included herein to satisfy our obligation under the Registration Rights Agreement.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. We have agreed to pay all registration expenses under the Registration Rights Agreement. We are paying the registration expenses for the registration statement of which this prospectus forms a part (including with respect to the shares being offered by the selling stockholders). In connection with the registrations described above, we have agreed to indemnify the stockholders against certain liabilities.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock by:

•	the selling stockholders;

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers for fiscal year 2019;

•	each of our current directors; and

•	all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 180 Broad Street, Columbus, Ohio 43215.

	Class B Shares Beneficially Owned Before the Offering		Shares of Class A Common Stock Being Offered	Class A Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Not Exercised(1)		Class A Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Exercised(1)
	Number	Number	Number	Number	Percent	Number	Percent
Selling Stockholders and other 5% Stockholders
GoldenTree Asset Management(2)	12,001,725	19%
Cyrus Capital Partners, L.P.(3)	8,642,130	13.8%
Monarch Alternative Capital L.P.(4)	6,557,311	11.0%
GSO(5)	5,568,963	9.5%
Brigade Capital Management, L.P.(6)	5,424,818	9.3%
Named Executive Officers and Directors
Craig A. Rogerson(7)	—	*
George F. Knight(7)	—	*
Patrick J. Bartels(7)	—	*
Jeffrey D. Benjamin(7)	—	*
James N. Chapman(7)	—	*
Joaquin Delgado(7)	—	*
Carol S. Eicher(7)	—	*
Michael J. Shannon(7)	—	*
John K. Wulff(7)	—	*
Stephen D. Newlin(7)	—	*
All directors and executive officers as a group (16 persons)	—	*

*	less than 1%
(1)	After giving effect to the conversion of all outstanding Class B shares into Class A shares.
(2)

Includes 4,762,314 shares issuable upon exercise of warrants issued on July 1, 2019. The shares and warrants are owned by funds managed by GoldenTree Asset Management, L.P., whose address is 300 Park Avenue, New York, NY 10022.

(3)	Includes 4,151,668 shares issuable upon exercise of warrants issued on July 1, 2019. The address of Cyrus Capital Partners is 65 East 55 Street, 35th Floor, New York, NY 10022

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(4)

Includes 1,311,463 shares issuable upon exercise of warrants issued on July 1, 2019. Monarch Alternative Capital LP (“MAC”) serves as advisor or agent to certain funds and entities that hold the securities referenced. By virtue of the agreement governing such relationships, MAC may be deemed to beneficially own such securities. MDRA GP LP (“MDRA GP”) is the general partner of MAC and Monarch GP LLC (“Monarch GP”) is the general partner of MDRA GRP. By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to share voting and dispositive power over the securities. The address for these entities is 535 Madison Avenue, 26th Floor, New York, NY 10022.

(5)

Represents (i) 375,006 shares held directly by GSO Churchill Partners LP, (ii) 1,708,340 shares held directly by GSO Credit Alpha II Trading (Cayman) LP and (iii) 3,485,617 shares held directly by GSO CSF III Holdco (Cayman) LP (and, collectively with GSO Churchill Partners LP and GSO Credit Alpha II Trading (Cayman) LP, the “GSO Funds”). GSO Churchill LLC is the general partner of GSO Churchill Partners LP. GSO Credit Alpha Associates II LP is the general partner of GSO Credit Alpha II Trading (Cayman) LP. The general partners of GSO Credit Alpha Associates II LP are GSO Credit Alpha Associates II (Delaware) LLC and GSO Credit Alpha Associates II (Cayman) Ltd. GSO Capital Solutions Associates III LP is the general partner of GSO CSF III Holdco (Cayman) LP. The general partners of GSO Capital Solutions Associates III LP are GSO Capital Solutions Associates III (Delaware) LLC and GSO Capital Solutions Associates III (Cayman) Ltd. GSO Holdings I L.L.C. is the managing member of each of GSO Churchill LLC, GSO Credit Alpha Associates II (Delaware) LLC and GSO Capital Solutions Associates III (Delaware) LLC and a shareholder of each of GSO Credit Alpha Associates II (Cayman) Ltd. and GSO Capital Solutions Associates III (Cayman) Ltd. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by the GSO Funds. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Class C common stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the foregoing entities and Mr. Schwarzman disclaims beneficial ownership of the securities held directly by the GSO Funds (other than the GSO Funds to the extent of their direct holdings). The principal business address of each is 345 Park Avenue, New York, NY 10154.

(6)	Brigade is Brigade Capital Management, LP (on behalf of its various fund and accounts). The address is 399 Park Avenue, 16th Floor, New York, NY 10022.
(7)	The Address for Messrs. Rogerson, Knight, Bartels, Benjamin, Chapman, Delgado, Shannon, Wulff, Newlin and Miss Eicher is c/o Hexion Holdings Corporation, 180 E. Broad Street, Columbus, Ohio 43215.

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DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and by-laws and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our by-laws and the DGCL.

General

Pursuant to our amended and restated certificate of incorporation, our capital stock consists of 650,000,000 authorized shares, of which 300,000,000 shares, par value $0.01 per share, are designated as “Class A common stock,” 300,000,000 shares, par value $0.01 per share, are designated as “Class B common stock,” and 50,000,000 shares, par value $0.01 per share, are designated as “preferred stock.” As of December 31, 2019, we had no shares of Class A common stock outstanding, 58,410,731 shares of Class B common stock outstanding and no shares of preferred stock outstanding. In this section, our Class A and Class B common stock are referred to together as the “common stock.”

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.

Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

Liquidation Rights. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any the outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.

Conversion. Each outstanding share of Class B common stock will automatically convert into one share of Class A common stock on the date that is 180 days following the closing of this offering or earlier as determined by the board. Upon conversion, each share of our Class B common stock will be cancelled.

Mandatory Redemption. In connection with this offering, pursuant to our amended and restated certificate of incorporation, we have delivered a notice of redemption for                shares of Class B common stock, or                % of the outstanding shares of Class B common stock, at a price per share equal to the net proceeds to us per share of the Class A common stock, after payment of underwriting discounts and commissions, in this offering. The redemption will be consummated substantially concurrently with, and is conditioned on, the closing of this offering.

Lock-Up. None of the holders of our Class B common stock will be permitted to dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus or such less period as determined by the board of directors in consultation with the underwriters.

Other Matters. Holders of our common stock have no preemptive rights, and our common stock is not subject to further calls or assessments by us. There are no sinking fund provisions applicable to our common stock.

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Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences and relative, participating, optional or other special rights (if any) and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.

Warrants

Pursuant to a warrant agreement, we issued 10,307,778 warrants as a part of the Rights Offering on the Emergence Date. The warrants represented 15% of the Rights Offering and are exercisable for shares of common stock. The warrants may be exercised, at any time on or after the Emergence Date for exercise price per share of $0.01. The warrant agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, reclassification, stock dividend or other distributions.

The holder or group of holders of the warrants shall be permitted to exercise these warrants, at any time, in part or in whole, in amounts sufficient for the holder or group of holders to maintain in the aggregate no less than the beneficial ownership limitation of 9.9% of the fully diluted shares outstanding. Fully diluted shares outstanding is calculated as (x) the aggregate number of shares of Class A common stock issued and outstanding plus (y) the aggregate number of shares of common stock issuable upon the conversion of any other issued and outstanding securities or rights convertible into, or exchangeable for (in each case, directly or indirectly), common stock (excluding, for the avoidance of doubt, any unexercised warrants or options to purchase common stock).

The warrants do not entitle the holder or group of holders of the warrants to any voting rights, dividends or other rights as a stockholder of the Company prior to exercise of the held warrants. Once our Class A common stock is listed on the NYSE, we will be required to use our reasonable best efforts to cause the warrant shares issued upon exercise of these warrants to also be listed on such trading market, in accordance with the warrant agreement.

Certain Corporate Anti-takeover Provisions

Certain provisions in our amended and restated certificate of incorporation and by-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preference and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

No Cumulative Voting

Under our amended and restated certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.

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Stockholder Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation and by-laws provide that, following the closing of this offering, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Our by-laws also provide that, following the closing of this offering, and subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors or at the request of holders of a majority of our outstanding shares of common stock. Except as described above, stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our by-laws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute

Our amended and restated certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

This provision of our amended and restated certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amendment of Our Certificate of Incorporation

Under Delaware law, our amended and restated certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.

Amendment of Our By-laws

Our by-laws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of the board of directors.

The provisions of the DGCL, our amended and restated certificate of incorporation and our by-laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored

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hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Exclusive Forum Selection

Unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL or of our amended and restated certificate of incorporation or our by-laws; or

•	any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine,

in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions described in this paragraph. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation have been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by the DGCL. The DGCL provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

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•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived an improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our amended and restated certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

We intend to apply to list our shares of Class A common stock on the NYSE under the symbol “HXN.”

Transfer Agent and Registrar

Our transfer agent and registrar is American Stock Transfer & Trust Company, LLC.

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DESCRIPTION OF INDEBTEDNESS

We are a holding company that does not conduct any business operations of our own and have not issued or guaranteed any indebtedness. Our indirect subsidiary, Hexion Inc., however, has issued significant amounts of indebtedness pursuant to financing arrangements that are described below. Additionally, a significant number of our other subsidiaries guarantee the obligations under these financing arrangements and a significant amount of our consolidated assets secure these obligations. The following summary of the material terms of these financing arrangements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents that are included elsewhere in this prospectus and are incorporated herein by reference.

Credit Facilities

On July 1, 2019, in connection with our emergence from bankruptcy, Hexion Inc. entered into a new $350 million ABL Facility and a new $1,200 million senior secured Term Loan Facility.

ABL Facility

On July 1, 2019, in connection with our emergence from bankruptcy, Hexion Inc., Hexion Canada Inc., a Canadian corporation (the “Canadian ABL Borrower”), Hexion B.V., a company organized under the laws of The Netherlands (the “Dutch ABL Borrower”), Hexion GmbH, a company organized under the laws of Germany (the “German ABL Borrower”), Hexion UK Limited, a corporation organized under the laws of England and Wales (the “U.K. ABL Borrower” and, together with Hexion, the Canadian ABL Borrower, the Dutch ABL Borrower and the German ABL Borrower, the “ABL Borrowers”) entered into the ABL Facility with the lenders and other parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, in an aggregate principal amount of $350 million, under which the ABL Borrowers may borrow funds from time to time and up to $150 million amount of which is available through a sub-facility in the form of letters of credit, in each case subject to a borrowing base, as further described below. In addition, Hexion Inc. may request one or more incremental facilities in an aggregate amount equal to the greater of (i) $100 million and (ii) the excess of the borrowing base over $350 million.

The ABL Facility will mature and the commitments thereunder will terminate on July 1, 2024 and bears interest based on an adjusted LIBOR rate, EURIBOR or an alternate base rate (depending on the currency of the borrowing), in each case plus an applicable initial margin of 1.50% or, in the case of the alternate base rate, 0.50%, which margin may increase or decrease depending on the average availability under the ABL Facility.

The borrowing base is, at any time of determination, an amount (net of reserves) equal to the sum of:

•

in the case of the borrowing base for Hexion Inc.’s U.S., U.K., Dutch and Canadian subsidiaries, 85% of the amount of eligible receivables (or 90% of the amount of “investment grade” eligible receivables) (including trade receivables), plus;

•

in the case of the borrowing base for Hexion Inc.’s U.S., U.K., Dutch and Canadian subsidiaries, the lesser of (i) 70% of the amount of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory, plus

•

in the case of the borrowing base for Hexion Inc.’s U.K., Dutch, Canadian and German subsidiaries, the lesser of (i) the sum of (a) 80% of the amount of eligible machinery and equipment appraised on a net orderly liquidation basis and (b) 75% of the appraised fair market value of eligible real property of the loan parties in Canada, England and Wales, the Netherlands and Germany and (ii) the lesser of (x) 20% of the total commitments and (y) 20% of the borrowing base of the borrowers without giving effect to the additional borrowing base from the eligible machinery and equipment and eligible real property, plus

•	in the case of the borrowing base for Hexion Inc.’s U.S. and Canadian subsidiaries, 100% of unrestricted cash, in each case held in an account subject to the springing control of the agent;

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provided, that the cash component of the borrowing base shall not constitute more than the lesser of (x) 15.0% of the total commitments and (y) 15.0% of the borrowing base of the borrowers (calculated prior to giving effect to such limitation).

The borrowing base of the U.K., Dutch and German subsidiaries may not exceed the greater of 50% of the total commitments and 50% of the borrowing base of the ABL Borrowers. On the closing date of the ABL Facility, as adjusted for the consummation of the Plan and related transactions, the borrowing base reflecting various required reserves was determined to be approximately $350 million.

In addition to paying interest on outstanding principal under the ABL Facility, Hexion is required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.50% or 0.375% per annum depending on the average utilization of the commitments. Hexion also pays a customary letter of credit fee, including a fronting fee of 0.125% per annum of the daily average stated amount of each outstanding letter of credit, and customary agency fees.

Outstanding loans under the ABL Facility may be voluntarily repaid at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

The obligations of Hexion under the ABL Facility are unconditionally guaranteed by Hexion Inc.’s direct parent, Hexion Intermediate Holding 2, Inc. (“Hexion Intermediate”), and each of Hexion Inc.’s existing and future wholly-owned material U.S. subsidiaries (the “U.S. ABL Guarantors”). In addition, all obligations of the foreign subsidiary borrowers under the ABL Facility are guaranteed by the U.S. ABL Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries (the “Foreign ABL Guarantors” and, together with the U.S. ABL Guarantors, the “ABL Guarantors”).

The obligations of Hexion Inc. under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock (but in the case of non-U.S. subsidiaries, limited to 65% of the voting equity of such subsidiaries) owned by Hexion Inc. and the U.S. ABL Guarantors, subject to certain exceptions. The obligations of the foreign subsidiary borrowers under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the material assets and stock owned by Hexion Inc. and U.S. ABL Guarantors and certain assets of the foreign subsidiary borrowers and the Foreign ABL Guarantors, including material intercompany loans held by the foreign subsidiary borrowers and the Foreign ABL Guarantors, in each case subject to certain exceptions. Such security interest consists, with respect to the assets of Hexion Inc. and the ABL Guarantors constituting collateral, of a first-priority lien with respect to the ABL Priority Collateral (as defined in the ABL Intercreditor Agreement) and a second-priority lien with respect to the Term Loan Priority Collateral (as defined in the ABL Intercreditor Agreement), subject to permitted liens.

Term Loan Facility

On July 1, 2019, in connection with our emergence from bankruptcy, Hexion Inc. and Hexion International Coöperatief U.A., a company organized under the laws of the Netherlands (the “Dutch Term Loan Borrower” and, together with Hexion Inc., the “Term Loan Borrowers”), entered into the Term Loan Facility with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, which Term Loan Facility consists of (i) a USD denominated tranche in an aggregate principal amount of $725 million borrowed by Hexion and (ii) a EUR denominated tranche in an aggregate principal amount equal to €425 million borrowed by the Dutch Term Loan Borrower. In addition, Hexion may request one or more incremental facilities in an aggregate amount up to the sum of $425 million and amounts that may be incurred pursuant to certain leverage and coverage ratios.

The Term Loan Facility will mature on July 1, 2026 and bears interest based on (i) in the case of the USD tranche, at Hexion Inc.’s option, an adjusted LIBOR rate or an alternate base rate, in each case plus an applicable

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margin equal to 3.50% or, in the case of the alternate base rate, 2.50% and (ii) in the case of the EUR tranche, EURIBOR plus an applicable margin equal to 4.00%.

The obligations of Hexion Inc. under the Term Loan Facility are unconditionally guaranteed by Hexion Intermediate and each of Hexion’s existing and future wholly owned material U.S. subsidiaries (the “U.S. Term Guarantors”). In addition, all obligations of the Dutch Term Loan Borrower under the Term Loan Facility are guaranteed by Hexion Intermediate, Hexion, the U.S. Term Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries (the “Foreign Term Guarantors” and, together with the U.S. Term Guarantors, the “Subsidiary Term Guarantors” and, together with Hexion Intermediate, the “Term Guarantors”).

The obligations of the Term Loan Borrowers under the Term Loan Facility and, at Hexion Inc.’s option, hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by (i) all of the stock of the Term Loan Borrowers, the U.S. Term Guarantors and substantially all the Foreign Term Guarantors, (ii) substantially all of the material assets and stock owned by Hexion Inc. and the U.S. Term Guarantors (provided that, solely with respect to the obligations of Hexion Inc. and the U.S. Term Guarantors, any stock pledged pursuant to clauses (i) or (ii) above shall, in the case of non-U.S. subsidiaries, be limited to 65% of the voting equity of such subsidiaries) and (iii) certain assets of the Foreign Term Guarantors, including material intercompany loans held by the Term Loan Borrowers or the Subsidiary Term Guarantors, in each case subject to certain exceptions. Such security interest consists of a first-priority lien with respect to the Term Loan Priority Collateral and a second-priority lien with respect to the ABL Priority Collateral, subject to permitted liens.

Restrictive Covenants and Other Matters

The Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale/leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness;

•	amend our organizational documents;

•	change the business conducted by us and our subsidiaries;

•	change our fiscal year or “center of main interest;”

•	enter into agreements that restrict dividends from subsidiaries; and

•	engage in certain other activities.

In addition, the ABL Facility requires Hexion Inc. to maintain a minimum fixed charge coverage ratio at any time when the excess availability is less than the greater of (x) $30 million and (y) 10.0% of the lesser of (i) the

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Confidential Treatment Requested by Hexion Holdings Corporation

borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time. In that event, Hexion Inc. must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. The Credit Facilities also contain certain other customary affirmative covenants and events of default. If Hexion Inc. fails to perform its obligations under these and other covenants, the Credit Facilities could be terminated and any outstanding borrowings, together with accrued interest, under the Credit Facilities could be declared immediately due and payable.

ABL Intercreditor Agreement

On July 1, 2019, in connection with our emergence from bankruptcy, JPMorgan Chase Bank, N.A., as collateral agent under each of the Credit Facilities, and Hexion Inc. and certain of its subsidiaries entered into an ABL Intercreditor Agreement that, among other things, sets forth the relative lien priorities of the secured parties under the Credit Facilities on the collateral shared by the ABL Facility and the Term Loan Facility.

7.875% Senior Notes Due 2027

On July 1, 2019, Hexion Inc. issued $450 million aggregate principal amount of its Senior Notes pursuant to an indenture, dated as of July 1, 2019 (the “Indenture”), among Hexion Inc., the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee. The Senior Notes are guaranteed on a senior basis by Hexion Inc.’s existing domestic subsidiaries that guarantee its obligations under its Credit Facilities (the “Guarantors”) on a full and unconditional basis. The following is a brief description of the material provisions of the Indenture and the Senior Notes.

The Senior Notes will mature on July 15, 2027. Interest on the Senior Notes accrues at the rate of 7.875% per annum and is payable semiannually in arrears on January 15 and July 15, commencing on January 15, 2020.

Optional Redemption

At any time prior to July 15, 2022, Hexion Inc. may redeem the Senior Notes, in whole or in part, at a price equal to 100% of the principal amount of the Senior Notes redeemed, plus an applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

In addition, at any time prior to July 15, 2022, Hexion Inc. may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price of 107.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of certain equity offerings; provided that at least 50% of the aggregate principal amount of the Senior Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Senior Notes held by Hexion Inc. and its subsidiaries); and provided, further, that such redemption occurs within 90 days of the date of the closing of such equity offering.

On and after July 15, 2022, Hexion Inc. may redeem all or a part of the Senior Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2022	103.938%
2023	101.969%
2024 and thereafter	100.000%

Change of Control

If a change of control (as defined in the Indenture) occurs, holders of the Senior Notes will have the right to require Hexion Inc. to repurchase all or any part of their Senior Notes at a purchase price equal to 101% of the

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Confidential Treatment Requested by Hexion Holdings Corporation

aggregate principal amount of the Senior Notes repurchased, plus accrued and unpaid interest, if any, to the repurchase date.

Certain Covenants

The Indenture governing the Senior Notes contains covenants that limit, among other things, Hexion Inc.’s ability and the ability of certain of its subsidiaries, to:

•	incur, assume or guarantee additional indebtedness;

•	pay dividends or distributions on capital stock or redeem or repurchase capital stock;

•	make investments;

•	sell stock of its subsidiaries;

•	transfer or sell assets;

•	create liens;

•	enter into transactions with affiliates; and

•	enter into mergers or consolidations.

At such time as (1) the Senior Notes have an investment grade rating from both of Moody’s and S&P and (2) no default has occurred and is continuing under the Indenture, certain of these and other covenants will be suspended and cease to be in effect.

Events of Default

The Indenture also provides for certain customary events of default, including, among others, nonpayment of principal or interest, failure to pay final judgments in excess of a specified threshold, failure of a guarantee to remain in effect, bankruptcy and insolvency events and cross acceleration, which would permit the principal, premium, if any, interest and other monetary obligations on all the then outstanding Senior Notes to be declared due and payable immediately.

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Confidential Treatment Requested by Hexion Holdings Corporation

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering, we will have outstanding an aggregate of                  of Class A common stock (assuming no exercise of the underwriters’ option to purchase additional shares and, giving effect to the conversion of our Class B common stock and assuming exercise of all of the outstanding warrants to purchase 10,225,445 shares of Class A common stock at an exercise price of $0.01 per share). Additionally, we will have                  options outstanding, which are exercisable into                  of Class A common stock. Of these shares, all of the                 of Class A common stock to be sold in this offering (or                  assuming the underwriters exercise the over-allotment option in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of Class A common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

Our officers, directors, the selling stockholders and holders of all of our shares of Class B common stock and holders of warrants have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock (including shares of our Class B common stock), or enter into a transaction that would have the same effect, or enter into any hedge or other similar transaction with the same economic effect as a sale of Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock (including shares of our Class B common stock), without, (i) in the case of our officers, directors and the selling stockholders, the prior written consent of the representatives of the underwriters and (ii) in the case of holders of all of our shares of Class B common stock, the consent of our board or directors and of Morgan Stanley, in each case for a period of 180 days after the date of this prospectus. Upon the expiration of the lock-up period, the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed below. See “Description of Capital Stock—Common Stock—Conversion.”

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a

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Confidential Treatment Requested by Hexion Holdings Corporation

sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported by the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Plan of Reorganization

On July 1, 2019, in connection with our emergence from bankruptcy, we issued 58,410,731 shares of Class B common stock, pursuant to the Rights Offering, including shares of Class B common stock issued as commitment premium, and 10,307,778 warrants to purchase shares of common stock, in each case pursuant to an exemption from registration under Section 1145 of the Bankruptcy Code.

Registration Rights Agreement

In connection with our emergence from bankruptcy, on the Emergence Date we entered into a Registration Rights Agreement with certain of our stockholders. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

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Confidential Treatment Requested by Hexion Holdings Corporation

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the ownership and disposition of our Class A common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our Class A common stock that hold such Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law, including, for example, financial institutions; real estate investment trusts; dealers in securities; traders in securities that elect mark-to-market treatment; insurance companies; tax-exempt entities; Non-U.S. Holders who acquire our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services; Non-U.S. Holders liable for the alternative minimum tax; controlled foreign corporations; passive foreign investment companies; former citizens or former long-term residents of the United States; Non-U.S. Holders that hold our Class A common stock as part of a hedge, straddle, constructive sale or conversion transaction; Non-U.S. Holders that are required to report income no later than when such income is reported in an “applicable financial statement”; and Non-U.S. Holders that are foreign governments and other entities that are eligible for the benefits of Section 892 of the Code. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our Class A common stock are urged to consult their own tax advisors.

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Confidential Treatment Requested by Hexion Holdings Corporation

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our Class A common stock and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty but do not provide the documentation described in the preceding sentence, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Class A Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our Class A common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the Class A common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, your gain on a sale, exchange or other taxable disposition of our Class A common stock will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the

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Confidential Treatment Requested by Hexion Holdings Corporation

applicable period described in the third bullet point above constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, your dividend income with respect to our Class A common stock and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty so requires, such income or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our Class A common stock and your holding period for our Class A common stock (subject to the 5% ownership exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Class A common stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person). If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor regarding the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

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Confidential Treatment Requested by Hexion Holdings Corporation

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and, subject to the following two sentences, also include the entire gross proceeds from the sale of any equity instruments of U.S. issuers (such as our Class A common stock). The U.S. Department of the Treasury has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax applicable to the gross proceeds from a sale or disposition of equity instruments. In its preamble to the proposed regulations, the U.S. Department of the Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

To avoid withholding imposed under FATCA, you may be required to provide us (or our withholding agents) with applicable tax forms or other information. You are urged to consult with your own tax advisor regarding the effect, if any, of the FATCA provisions to you based on your particular circumstances.

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Confidential Treatment Requested by Hexion Holdings Corporation

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to         additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional     shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

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Confidential Treatment Requested by Hexion Holdings Corporation

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $     . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on the NYSE under the trading symbol “HXN.”

We, together with our directors and officers and the selling stockholders, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock. In addition, pursuant to our amended and restated certificate of incorporation and the underwriting agreement, none of the holders of our Class B common stock will be permitted to dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus or such less period as determined by the board of directors with the prior consent of Morgan Stanley.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange

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Confidential Treatment Requested by Hexion Holdings Corporation

Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered

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Confidential Treatment Requested by Hexion Holdings Corporation

in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our Class A common stock, which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares of our Class A common stock at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares of our Class A common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Additional Notice to Prospective Investors in the United Kingdom

The communication of this registration statement and any other document or materials relating to the issue of the shares of our Class A common stock offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to and directed at persons outside the United Kingdom and those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares of our Class A common stock offered hereby are only available to, and any investment or investment activity to which this prospectus supplement and the short form base shelf prospectus relate will be engaged only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this this prospectus supplement and the short form base shelf prospectus or any of their contents.

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Confidential Treatment Requested by Hexion Holdings Corporation

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law. Solely for purposes of the notification requirements under Section 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore. The shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number

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Confidential Treatment Requested by Hexion Holdings Corporation

private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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Confidential Treatment Requested by Hexion Holdings Corporation

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of Class A common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Hexion Holdings Corporation (the “Successor”) as of December 31, 2019 and for the period from July 2, 2019 to December 31, 2019 and the financial statements of Hexion Inc. (the “Predecessor”) as of December 31, 2018 and for the period from January 1, 2019 to July 1, 2019 and for each of the two years in the period ended December 31, 2018 included in this Prospectus have been so included in reliance on the reports (which each contain an explanatory paragraph relating to the Predecessor’s emergence from bankruptcy and adoption of fresh start accounting as described in Notes 1 and 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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Confidential Treatment Requested by Hexion Holdings Corporation

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You can also review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

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Confidential Treatment Requested by Hexion Holdings Corporation

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 31, 2019 and 2018 and for the Periods from July 2, 2019 through December 31, 2019 and January 1, 2019 through July 1, 2019 and the Years Ended December 31, 2018 and 2017

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-4
Consolidated Statements of Operations for the Periods from July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the Years Ended December 31, 2018 and 2017	F-5
Consolidated Statements of Comprehensive Loss for the Periods from July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the Years Ended December 31, 2018 and 2017	F-6
Consolidated Statements of Cash Flows for the Periods from July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the Years Ended December 31, 2018 and 2017	F-7
Consolidated Statements of Stockholders’ Deficit for the Periods from July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the Years Ended December 31, 2018 and 2017	F-8
Notes to Consolidated Financial Statements	F-9
Schedule II—Valuation and Qualifying Accounts for the periods from July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the Years Ended December 31, 2018 and 2017	F-85

F-1

Confidential Treatment Requested by Hexion Holdings Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hexion Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Hexion Holdings Corporation and its subsidiaries (Successor) (the “Company”) as of December 31, 2019, and the related consolidated statements of operations, comprehensive (loss) income, equity (deficit) and cash flows for the period from July 2, 2019 to December 31, 2019, including the related notes and schedule of valuation and qualifying accounts for the period from July 2, 2019 to December 31, 2019 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the period from July 2, 2019 to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Notes 1 and 3 to the consolidated financial statements, the United States Bankruptcy Court for the district of Delaware confirmed Hexion Inc.’s (Predecessor) Second Amended Joint Chapter 11 Plan of Reorganization of Hexion Holdings LLC and its Debtor Affiliates under Chapter 11 (the “plan”) on June 25, 2019. Confirmation of the plan resulted in the discharge of all claims against the Predecessor that arose before April 1, 2019 and terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on July 1, 2019 and the Predecessor emerged from bankruptcy. In connection with its emergence from bankruptcy, the Predecessor Company adopted fresh start accounting as of July 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

March 3, 2020

We have served as the Company’s auditor since 2005.

F-2

Confidential Treatment Requested by Hexion Holdings Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hexion Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Hexion Inc. and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2018 and the related consolidated statements of operations, comprehensive (loss) income, equity (deficit) and cash flows for the period from January 1, 2019 to July 1, 2019 and for each of the two years in the period ended December 31, 2018, including the related notes and schedule of valuation and qualifying accounts for the period from January 1, 2019 to July 1, 2019 and for each of the two years in the period ended December 31, 2018 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from January 1, 2019 to July 1, 2019, and for each of the two years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company, Hexion Holdings LLC, Hexion LLC and certain of the Company’s subsidiaries filed voluntary petitions on April 1, 2019 with the United States Bankruptcy Court for the district of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Second Amended Joint Chapter 11 Plan of Reorganization of Hexion Holdings LLC and its Debtor Affiliates under Chapter 11 was substantially consummated on July 1, 2019 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2018 and the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

March 3, 2020

We have served as the Company’s auditor since 2005.

F-3

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	December 31, 2019	December 31, 2018
(In millions, except share data)
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $4 and $15, respectively)	$254	$128
Accounts receivable (net of allowance for doubtful accounts of $3 and $16, respectively)	365	412
Inventories:
Finished and in-process goods	232	240
Raw materials and supplies	100	94
Other current assets	51	57

Total current assets	1,002	931

Investments in unconsolidated entities	17	19
Deferred income taxes (see Note 16)	6	—
Other long-term assets	55	34
Property and equipment:
Land	116	89
Buildings	172	285
Machinery and equipment	1,368	2,293

	1,656	2,667
Less accumulated depreciation	(78)	(1,826)

	1,578	841
Operating lease assets (see Note 11)	122	—
Goodwill (see Note 8)	178	109
Other intangible assets, net (see Note 8)	1,188	27

Total assets	$4,146	$1,961

Liabilities, Redeemable Common Stock and Equity (Deficit)
Current liabilities:
Accounts payable	$341	$384
Debt payable within one year (see Note 10)	70	3,716
Interest payable	35	82
Income taxes payable	17	5
Accrued payroll and incentive compensation	48	52
Current portion of operating lease liabilities (see Note 11)	22	—
Other current liabilities	105	106

Total current liabilities	638	4,345

Long-term liabilities:
Long-term debt (see Note 8)	1,715	99
Long-term pension and postretirement benefit obligations (see Note 13)	252	221
Deferred income taxes (see Note 16)	164	15
Operating lease liabilities (see Note 11)	86	—
Other long-term liabilities	216	195

Total liabilities	3,071	4,875

Commitments and contingencies (see Notes 10 and 12)

Redeemable common stock Class B (Successor)—subject to redemption ($0.01 par value; 8,773,960 shares authorized, issued and outstanding at December 31, 2019 (see Note 23)	147	—

Equity (Deficit)
Preferred stock (Successor)—50,000,000 shares authorized, 0 issued and outstanding at December 31, 2019	—	—
Common stock Class A (Successor)—$0.01 par value; 300,000,000 shares authorized, 0 issued and outstanding at December 31, 2019	—	—
Common stock Class B (Successor)—$0.01 par value; 291,226,040 shares authorized, 49,719,104 issued and outstanding at December 31, 2019	1	—
Warrants (Successor)—10,225,445 issued and outstanding at December 31, 2019	172	—
Paid-in capital (Successor)	845	—
Common stock (Predecessor) —$0.01 par value; 300,000,000 shares authorized, 170,605,906 issued and 82,556,847 outstanding at December 31, 2018	—	1
Paid-in capital (Predecessor)	—	526
Treasury stock (Predecessor), at cost—88,049,059 shares	—	(296)
Accumulated other comprehensive loss	(1)	(18)
Accumulated deficit	(89)	(3,125)

Total Hexion Holdings Corporation shareholders’ equity (deficit)	928	(2,912)
Noncontrolling interest	—	(2)

Total equity (deficit)	928	(2,914)

Total liabilities, redeemable common stock, and equity (deficit)	$4,146	$1,961

See notes to Consolidated Financial Statements

F-4

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
(In millions, except per share amounts)
Net sales	$1,596	$1,778	$3,797	$3,591
Cost of sales (exclusive of depreciation and amortization shown below, see Note 2)	1,349	1,462	3,127	2,979
Selling, general and administrative expense (see Note 2)	139	145	277	301
Depreciation and amortization (see Note 2)	110	52	117	129
Gain on dispositions (see Note 15)	—	—	(44)	—
Asset impairments (see Note 6)	—	—	28	13
Business realignment costs	24	15	29	52
Other operating expense, net	17	16	36	17

Operating (loss) income	(43)	88	227	100
Interest expense, net	55	89	365	329
Loss on extinguishment of debt	—	—	—	3
Other non-operating expense (income), net	1	(11)	(12)	(12)
Reorganization items, net (see Note 5)	—	(3,105)	—	—

(Loss) income before income tax and earnings from unconsolidated entities	(99)	3,115	(126)	(220)
Income tax (benefit) expense (see Note 16)	(9)	222	40	18

(Loss) income before earnings from unconsolidated entities	(90)	2,893	(166)	(238)
Earnings from unconsolidated entities, net of taxes	2	2	3	4

Net (loss) income	(88)	2,895	(163)	(234)
Net (income) loss attributable to noncontrolling interest	(1)	(1)	1	—

Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders	$(89)	$2,894	$(162)	$(234)

Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic	$(1.30)	$35.04	$(1.96)	$(2.83)

Diluted	$(1.30)	$35.04	$(1.96)	$(2.83)

Weighted Average common shares and warrants outstanding:
Basic	68.7	82.6	82.6	82.6

Diluted	68.7	82.6	82.6	82.6

See Notes to Consolidated Financial Statements

F-5

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
(In millions)
Net (loss) income	$(88)	$2,895	$(163)	$(234)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(3)	(8)	(8)	33
Unrealized gain on cash flow hedge	2	—	—	—
Loss recognized from pension and postretirement benefits	—	—	(2)	(2)

Other comprehensive (loss) income	(1)	(8)	(10)	31

Comprehensive (loss) income	(89)	2,887	(173)	(203)
Comprehensive (income) loss attributable to noncontrolling interest	(1)	(1)	1	—

Comprehensive (loss) income attributable to Hexion Holdings Corporation	$(90)	$2,886	$(172)	$(203)

See Notes to Consolidated Financial Statements

F-6

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
(In millions)
Cash flows provided by (used in) operating activities
Net (loss) income	$(88)	$2,895	$(163)	$(234)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	110	52	113	115
Non-cash asset impairments and accelerated depreciation	—	—	32	27
Non-cash reorganization items, net	—	(3,293)	—	—
Non-cash impact of inventory step-up	29	—	—	—
Deferred tax (benefit) expense	(12)	156	12	(3)
Gain on dispositions (see Note 15)	—	—	(44)	—
Loss (gain) on sale of assets	6	3	6	(1)
Amortization of deferred financing fees	—	—	49	16
Loss on extinguishment of debt	—	—	—	3
Unrealized foreign currency (gains) losses	(1)	(7)	2	3
Non-cash stock based compensation expense	8	—	—	—
Unrealized losses (gains) on pension and postretirement benefit plan liabilities	5	—	(13)	(4)
Financing fees included in net loss	—	136	—	—
Other non-cash adjustments	(3)	(2)	(2)	(5)
Net change in assets and liabilities:
Accounts receivable	136	(88)	24	(50)
Inventories	17	(19)	(31)	(10)
Accounts payable	(20)	(28)	(1)	19
Income taxes payable	(3)	18	8	9
Other assets, current and non-current	28	(7)	(15)	1
Other liabilities, current and non-current	12	11	—	(39)

Net cash provided by (used in) operating activities	224	(173)	(23)	(153)

Cash flows used in investing activities
Capital expenditures	(58)	(43)	(90)	(117)
Capitalized interest	—	—	—	(1)
Proceeds from dispositions, net	—	—	49	—
Proceeds from sale of assets, net	—	1	1	8

Net cash used in investing activities	(58)	(42)	(40)	(110)

Cash flows (used in) provided by financing activities
Net short-term debt (repayments) borrowings	(24)	(4)	10	21
Borrowings of long-term debt	118	2,313	540	1,429
Repayments of long-term debt	(130)	(2,261)	(468)	(1,251)
Proceeds from rights offering	—	300	—	—
Financing fees paid	(2)	(136)	—	—
Long-term debt and credit facility financing fees	—	—	(1)	(25)

Net cash (used in) provided by financing activities	(38)	212	81	174

Effect of exchange rates on cash and cash equivalents	1	—	(5)	8
Increase (decrease) in cash and cash equivalents	129	(3)	13	(81)
Cash, cash equivalents and restricted cash at beginning of period	125	128	115	196

Cash, cash equivalents and restricted cash at end of period	$254	$125	$128	$115

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$22	$71	$318	$302
Income taxes, net of cash refunds	10	10	17	13
Reorganization items, net	—	188	—	—

See Notes to Consolidated Financial Statements

F-7

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

	Common Stock	Warrants	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated (Deficit) Equity	Total Hexion Inc. (Deficit) Equity	Non-controlling Interest	Total Shareholders’ (Deficit) Equity
(In millions)
Predecessor
Balance at December 31, 2016	$1	$—	$526	$(296)	$(39)	$(2,730)	$(2,538)	$(1)	$(2,539)
Net loss	—	—	—	—	—	(234)	(234)	—	(234)
Other comprehensive loss	—	—	—	—	31	—	31	—	31

Balance at December 31, 2017	1	—	526	(296)	(8)	(2,964)	(2,741)	(1)	(2,742)
Net loss	—	—	—	—	—	(162)	(162)	(1)	(163)
Other comprehensive income	—	—	—	—	(10)	—	(10)	—	(10)
Impact of change in accounting policy	—	—	—	—	—	1	1	—	1

Balance at December 31, 2018	1	—	526	(296)	(18)	(3,125)	(2,912)	(2)	(2,914)
Net income	—	—	—	—	—	2,894	2,894	1	2,895
Other comprehensive loss	—	—	—	—	(8)	—	(8)	—	(8)
Elimination of Predecessor Equity	(1)	—	(526)	296	—	231	—	—	—
Elimination of Predecessor accumulated other comprehensive loss	—	—	—	—	26	—	26	—	26

Balance at July 1, 2019	$—	$—	$—	$—	$—	$—	$—	$(1)	$(1)

Issuance of Successor Company common stock	1	—	836	—	—	—	837	—	837
Issuance of Successor Company Warrants	—	173	—	—	—	—	173	—	173
Successor
Balance at July 2, 2019	$1	$173	$836	$—	$—	$—	$1,010	$(1)	$1,009
Net (loss) income	—	—	—	—	—	(89)	(89)	1	(88)
Warrants exercised	—	(1)	1	—	—	—	—	—	—
Stock-based compensation	—	—	8	—	—	—	8	—	8
Other comprehensive loss	—	—	—	—	(1)	—	(1)	—	(1)

Balance at December 31, 2019	$1	$172	$845	$—	$(1)	$(89)	$928	$—	$928

See Notes to Consolidated Financial Statements

F-8

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except share data)

1. Background and Basis of Presentation

Company

Within this report, Hexion Holdings Corporation (“Hexion”, “Hexion Holdings”, the “Company”, or the “Successor Company”) refers to Hexion Holdings Corporation and its subsidiaries. Any references to the “Company”, “Hexion”, “we” “us” or “our” as of the date and prior to July 1, 2019 (the date of the Hexion Holdings’ formation) relate to Hexion Inc. and its subsidiaries (including predecessor period). In this report, “Hexion Inc.”, “Predecessor Company”, or “Predecessor” refers to our 100% owned subsidiary and, unless the context otherwise requires, its subsidiaries.

Based in Columbus, Ohio, Hexion Holdings, serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. At December 31, 2019, the Company had 45 production and manufacturing facilities, with 21 located in the United States. The Company’s business is organized based on the products offered and the markets served. At December 31, 2019, the Company had three reportable segments: Forest Products Resins; Epoxy, Phenolic and Coating Resins; and Corporate and Other. The Company operates all of its businesses through Hexion Inc., its 100% owned subsidiary.

As a result of the Predecessor Company’s reorganization and emergence from Chapter 11 (as defined in Note 3) on the morning of July 1, 2019 (the “Effective Date”), the Predecessor Company’s direct parent is Hexion Intermediate Holding 2, Inc. (“Hexion Intermediate”), a holding company and wholly owned subsidiary of Hexion Intermediate Holding 1, Inc., a holding company and wholly owned subsidiary of Hexion Holdings Corporation. Prior to its reorganization, the Predecessor Company’s parent was Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (now known as Hexion TopCo, LLC or “TopCo”), the previous ultimate parent entity of Hexion Inc., which was controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, Inc. and its subsidiaries, “Apollo”).

On the Effective Date, all previously issued and outstanding equity interests in Hexion TopCo were cancelled. On the Effective Date, the Predecessor Company’s existing common stock was cancelled and 100 new shares of common stock were issued at a par value of $0.01 to the Predecessor Company’s new direct parent Hexion Intermediate.

Upon effectiveness of the Plan (as defined in Note 3), Hexion Holdings issued 58,410,731 shares of new Class B common stock, par value $0.01 per share (“New Common Stock”), pursuant to the Rights Offering, including shares of New Common Stock issued as commitment premium. In addition, upon effectiveness of the Plan, Hexion Holdings issued 10,307,778 warrants to purchase shares of New Common Stock. The shares of New Common Stock were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of securities under a plan of reorganization. See Note 3 for more information.

The Predecessor Company filed for Chapter 11 bankruptcy protection on April 1, 2019 (the “Petition Date”) and as the Predecessor Company previously disclosed, based on its financial condition and its projected operating results, the defaults under its debt agreements, and the risks and uncertainties surrounding its Chapter 11 proceedings (see Note 3), that there was substantial doubt as to the Predecessor Company’s ability to continue as a going concern as of the issuance of the Predecessor Company’s 2018 Annual Report on Form 10-K. After the Predecessor Company’s emergence from Chapter 11 on July 1, 2019, based on its new capital structure, liquidity

F-9

Confidential Treatment Requested by Hexion Holdings Corporation

position and projected operating results, the Company expects to continue as a going concern for the next twelve months. See Note 3 for more information.

Financial Reporting in Reorganization

Effective on the Petition Date, the Predecessor Company applied Accounting Standard Codification, No. 852, “Reorganizations,” (“ASC 852”) which is applicable to companies under Chapter 11 bankruptcy protection. It requires the financial statements for periods subsequent to the Chapter 11 filing to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Expenses, realized gains and losses, and provisions for losses that are directly associated with reorganization proceedings must be reported separately as “Reorganization items, net” in the Consolidated Statements of Operations. In addition, the balance sheet must distinguish debtor pre-petition liabilities subject to compromise (“LSTC”) from liabilities of non-filing entities, pre-petition liabilities that are not subject to compromise and post-petition liabilities in the accompanying Consolidated Balance Sheet. LSTC are pre-petition obligations that are not fully secured and have at least a possibility of not being repaid at the full claim amount. LSTC related to debt, its related interest payable and certain affiliate payables were settled in accordance with the Plan, as applicable, on or shortly after the Predecessor Company emerged from Chapter 11 bankruptcy on July 1, 2019. As of July 1, 2019, all remaining liabilities subject to compromise were not impaired and remain on the Predecessor Company’s Consolidated Balance Sheets.

The Company’s Consolidated Balance Sheets as of December 31, 2019 and 2018 included in these financial statements were prepared under the basis of accounting assuming that the Company will continue as a going concern, which contemplated continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business.

Fresh Start Accounting

On the Effective Date, in accordance with ASC 852, the Company applied fresh start accounting to its financial statements as (i) the holders of existing voting shares of the Company prior to its emergence received less than 50% of the voting shares of the Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims. Fresh start accounting was applied to the Company’s consolidated financial statements as of July 1, 2019, the date it emerged from bankruptcy, which resulted in a new basis of accounting and the Company became a new entity for financial reporting purposes. As a result, the Company allocated the reorganization value of the Company to its individual assets based on their estimated fair values. Reorganization value represents the fair value of the Company’s assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill.

As a result of the application of fresh start accounting and the effects of the implementation of the Plan, the Consolidated Financial Statements after the Effective Date are not comparable with the Consolidated Financial Statements prior to that date. References to “Successor” or “Successor Company” relate to the financial position and results of operations of the Company after the Effective Date. References to “Predecessor” or “Predecessor Company” refer to the financial position and results of operations of the Company on or before the Effective Date. Refer to Note 4 for more information.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights. Intercompany accounts and transactions are eliminated in consolidation. The Company’s share of the net earnings of 20% to 50% owned companies, which are accounted for under the equity method of accounting as the

F-10

Confidential Treatment Requested by Hexion Holdings Corporation

Company has the ability to exercise significance influence over operating and financial policies (but not control), are included in “Earnings from unconsolidated entities, net of taxes” in the Consolidated Statements of Operations. Investments in the other companies are carried at cost.

The Company has recorded a noncontrolling interest for the equity interests in consolidated subsidiaries that are not 100% owned.

The Company’s unconsolidated investments accounted for under the equity method of accounting include the following as of December 31, 2019:

•	49.99% interest in Momentive UV Coatings (Shanghai) Co., Ltd, a joint venture that manufactures UV-curable coatings and adhesives in China;

•	50% ownership interest in Hexion Shchekinoazot Holding B.V., a joint venture that manufactures forest products resins in Russia;

•	49% ownership interest in Sanwei Hexion Company Limited, a joint venture that manufactures versatic acid derivatives in China;

•	50% ownership interest in Hexion Australia Pty Ltd, a joint venture which provides urea formaldehyde resins and other products to industrial customers in western Australia; and

•	50% ownership interest in MicroBlend Columbia S.A.S, a joint venture that distributes custom point-of-sale paint mixing systems and paint bases to consumer retail stores in Latin America.

Foreign Currency Translations and Transactions—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. The Company recognized transaction losses of $5, $8, $30 and $4 for the period July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017, respectively, which are included as a component of “Net (loss) income.” In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are remeasured to cumulative translation and recorded in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. The effect of translation is included in “Accumulated other comprehensive loss.”

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are environmental remediation liabilities, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, reserves for uncollectible accounts receivable, general insurance liabilities, asset impairments, fair values of assets acquired and liabilities assumed in business acquisitions, and valuations associated with fresh start accounting. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2019 and 2018, the Company had interest-bearing time deposits and other cash equivalent investments of $74 and $31, respectively. The Company’s restricted cash balances of $4 and $15 as of December 31, 2019 and 2018, respectively represent deposits to secure certain bank guarantees issued to third parties to guarantee potential obligations of the Company primarily related to the completion of tax audits. These balances will remain restricted as long as the underlying exposures exist and are included in the Consolidated Balance Sheets as a component of “Cash and cash equivalents.”

F-11

Confidential Treatment Requested by Hexion Holdings Corporation

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be collected.

Inventories—Inventories are stated at lower of cost or net realizable value using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads, which are based on normal production capacity. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity.

Deferred Expenses—Deferred debt financing costs are included in “Long-term debt” in the Consolidated Balance Sheets, with the exception of deferred financing costs related to revolving line of credit arrangements, which are included in “Other long-term assets” in the Consolidated Balance Sheets. These costs are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any debt, the related debt issuance costs are written off.

During the year ended December 31, 2019, in connection with the application of fresh start accounting, any existing debt issuance costs were included in “Reorganization items, net” in the Consolidated Statements of Operations and there were no deferred debt financing costs included in “Long-term debt” in the Consolidated Balance Sheets as of December 31, 2019

During the year ended December 31, 2018, the Company wrote off unamortized deferred debt financing costs of $29 included in “Long-term debt” and $4 included in “Other long-term assets” as a result of the Company’s substantial doubt about its ability to continue as a going concern for the next twelve months (see Note 1) and the resulting reclassification of all outstanding debt related to the ABL Facility and the Senior Secured Notes and debentures to “Debt payable within one year’ in the Consolidated Balance Sheets (see Note 10). These write-offs are included in “Interest expense, net” in the Consolidated Statements of Operations.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of properties (the average estimated useful lives for buildings and machinery and equipment were 9 to 39 years and 1 to 20 years, respectively at December 31, 2019 and 20 years and 15 years, respectively at December 31, 2018). Assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in operating income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Property and equipment was recorded at its estimated fair value in connection with the application of fresh start accounting, resulting in the remeasurement of accumulated depreciation to zero as of July 1, 2019 (see Note 4). Depreciation expense was $82, $49, $103 and $103 for the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017, respectively. Additionally, for the years ended December 31, 2018 and 2017, $4, and $14, respectively, of accelerated depreciation was recorded as a result of shortening the estimated useful lives of certain long-lived assets related to planned facility rationalizations. Lastly, for the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017, “Capitalized expenditures” in the Consolidated Statements of Cash Flows were decreased by $12, increased by $7, increased by $5 and increased by $2, respectively, to reflect the change in invoiced but unpaid capital expenditures at each respective year-end as a non-cash investing activity.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives, which range from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as “Goodwill” in the Consolidated Balance Sheets. Separately identifiable

F-12

Confidential Treatment Requested by Hexion Holdings Corporation

intangible assets that are used in the operations of the business (e.g., patents and technology, tradenames, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as “Other intangible assets, net” in the Consolidated Balance Sheets. Costs to renew or extend the term of identifiable intangible assets are expensed as incurred. The Company does not amortize goodwill. Intangible assets with determinable lives are amortized on a straight-line basis over the legal or economic life of the assets, which range from 15 to 25 years (see Note 4 and Note 8).

As a result of the application of fresh start accounting the Company established $178 of Successor goodwill and $1,219 of Successor intangibles upon emergence. Refer to Note 4 for additional information.

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows or other relevant observable measures. The Company tests goodwill for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the estimated fair value of each reporting unit with goodwill to its carrying value to determine if there is an indication that a potential impairment may exist.

Long-Lived Assets and Amortizable Intangible Assets

There were no long-lived asset impairments recorded during the successor period July 2, 2019 through December 31, 2019 or the predecessor period January 1, 2019 through July 1, 2019. During the year ended December 31, 2018, the Company recorded long-lived asset impairments of $28, which are included in “Asset impairments” in the Consolidated Statements of Operations (see Note 6). There were no long-lived asset impairments recorded during the year ended December 31, 2017.

Goodwill

The Company performs an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, the Company uses a probability weighted market and income approach to estimate the fair value of the reporting unit. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated fair value is the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment charge is recorded for the difference.

In 2017, the Company lowered its forecast of estimated earnings and cash flows for its oilfield business from those previously projected, and indefinitely idled a manufacturing facility within its oilfield business. This was due to the slower than previously assumed recovery in the oil and gas market. As of September 30, 2017, the estimated fair value of the Company’s oilfield reporting unit was less than the carrying value of the net assets of the reporting unit. In estimating the fair value of the oilfield reporting unit, the Company relied solely on a discounted cash flow model income approach. This was due to the Company’s belief that the reporting unit’s EBITDA, a key input under the market approach, was not representative and consistent with the reporting unit’s historical performance and long-term outlook and, therefore, was not consistent with assumptions that a market participant would use in determining the fair value of the reporting unit. When the fair value of the reporting unit was determined, an impairment charge was recognized for the amount by which the carrying amount of oilfield’s net assets exceeded its fair value. As such, the entire oilfield reporting unit’s goodwill balance of $13 was

F-13

Confidential Treatment Requested by Hexion Holdings Corporation

impaired during the third quarter of 2017, and the Company recognized a goodwill impairment charge of $13 in its Epoxy, Phenolic and Coating Resins segment, which is included in “Asset impairments” in the Consolidated Statements of Operations. Significant unobservable inputs in the discounted cash flow analysis included projected long-term future cash flows, projected growth rates and discount rates associated with this reporting unit. Future projected long-term cash flows and growth rates were derived from models based upon forecasts prepared by the Company’s management. These projected cash flows were discounted using a rate of 13.5%.

As of October 1, 2019 and 2018, the estimated fair value of each of the Company’s remaining reporting units was deemed to be in excess of the carrying amount of assets (including goodwill) and liabilities assigned to each reporting unit. The step up of fixed and intangible asset values during fresh start accounting resulted in an increase of the carrying amounts of net assets for the Company’s reporting units that have goodwill, thereby reducing the amount of headroom between the fair value and carrying value of these reporting units. As a result, future unfavorable changes to business results and/or discounted cash flows for these reporting units are more likely to result in asset impairments.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under high-deductible insurance policies. The Company records losses when they are probable and reasonably estimable and amortizes insurance premiums over the life of the respective insurance policies.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments and fines. Legal fees are expensed as incurred (see Note 12).

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant (see Note 12).

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—The Company follows the principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Revenue, net of estimated allowances and returns, is recognized when the Company has completed its performance obligations under a contract and control of the product is transferred to the customer. Substantially all revenue is recognized at the time shipment is made or upon delivery as risk and title to the product transfer to the customer. Sales, value add, and other taxes that are collected concurrently with revenue-producing activities are excluded from revenue. Contract terms for certain transactions, including sales made on a consignment basis, result in the transfer of control of the finished product to the customer prior to the point at which the Company has the right to invoice for the product. In these cases, timing of revenue recognition will differ from the timing of invoicing to customers and will result in the Company recording a contract asset. The Company adopted ASU 2014-09 as of January 1, 2018 utilizing a modified retrospective approach. A contract asset balance of $9 and $11 is recorded within “Other current assets” at December 31, 2019 and December 31, 2018, respectively, in the Consolidated Balance Sheet. Refer to Note 18 for additional discussion of the Company’s net sales by reportable segment disaggregated by geographic region.

F-14

Confidential Treatment Requested by Hexion Holdings Corporation

Shipping and Handling—Freight costs that are billed to customers are included in “Net sales” in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Revenue from shipping and handling services is recognized when control of the product is transferred to the customer. Shipping and handling costs are recorded in “Cost of sales” in the Consolidated Statements of Operations.

Turnaround Costs—The Company periodically performs procedures at its major production facilities to extend the useful life, increase output and efficiency and ensure the long-term reliability and safety of plant machinery (“turnaround” or “turnaround costs”). As a result of the application of fresh start accounting upon the Company’s emergence from Chapter 11, the Successor Company adopted an accounting policy to capitalize certain turnaround costs and amortize on a straight-line basis over the estimated period until the next turnaround. Costs for routine repairs and maintenance are expensed as incurred. Capitalized turnaround costs were $2 at December 31, 2019 and are included in “Machinery and equipment” in the Consolidated Balance Sheets.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. We also provide customer service through our technical staff as part of our research and development program to discover new applications and processes. All costs associated with research and development and technical services are charged to expense as incurred. Research and development and technical service expense was $25, $25, $53 and $58 for July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017, respectively, and is included in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

Business Realignment Costs—The Company incurred “Business realignment costs” totaling $24, $15, $29 and $52 for July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017, respectively. These costs primarily included costs related to in-process cost reduction programs and certain in-process and recently completed facility rationalizations.

Pension and Other Non-Pension Postretirement Benefit Liabilities—Pension and other non-pension postretirement benefit (“OPEB”) assumptions are significant inputs to the actuarial models that measure pension and OPEB benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan expense and asset/liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover, and updates them to reflect the Company’s experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are measured as the present value of future cash payments. The Company discounts these cash payments using a split-rate interest approach. This approach uses multiple interest rates from market-observed forward yield curves which correspond to the estimated timing of the related benefit payments. Lower discount rates increase present values and higher discount rates decrease present values.

To determine the expected long-term rate of return on pension plan assets, the Company considers current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for the principal benefit plans’ assets, the Company evaluates general market trends as well as key elements of asset class returns such as expected earnings growth, yields and spreads across a number of potential scenarios.

Upon the Company’s annual remeasurement of its pension and OPEB liabilities in the fourth quarter, or on an interim basis as triggering events warrant remeasurement, the Company immediately recognizes gains and

F-15

Confidential Treatment Requested by Hexion Holdings Corporation

losses as a mark-to-market (“MTM”) gain or loss through earnings. As such, the Company’s net periodic pension and OPEB expense consists of i) service cost, interest cost, expected return on plan assets, amortization of prior service cost/credits recognized on a quarterly basis and ii) MTM adjustments recognized annually in the fourth quarter upon remeasurement of pension and OPEB liabilities or when triggering events warrant remeasurement.

The MTM adjustments were a loss of $5, gain of $13 and a gain of $4 for the period July 2, 2019 through December 31, 2019, and for the years ended December 31, 2018 and 2017, respectively, and are recognized in “Other non-operating (income) expense, net” in the Consolidated Statements of Operations. A MTM loss of $44 was recorded upon Emergence which was included within “Reorganization items, net” on the Consolidated Statement of Operations for the period January 1, 2019 through July 1, 2019.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 16).

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

The Company monitors changes in tax laws and reflects the impact of tax law changes in the period of enactment. See Note 16 for additional information on how the Company recorded the impacts of the U.S. tax reform.

Derivative Financial Instruments and Hedging Activities—Periodically, the Company is a party to forward exchange contracts, foreign exchange rate swaps, interest rate swaps, natural gas futures and electricity forward contracts to reduce its cash flow exposure to changes in interest rates and natural gas and electricity prices. The Company does not hold or issue derivative financial instruments for trading purposes. All derivatives, whether designated as hedging relationships or not, are recorded on our balance sheet at fair value. For fair value and cash flow hedges qualifying for hedge accounting, the Company formally documents at inception the relationship between hedging instruments and hedged items, the risk management objective, strategy and the evaluation of effectiveness for the hedge transaction. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive income, to the extent effective, and will be recognized in the Consolidated Statement of Operations when settled. The effectiveness of a cash flow hedging relationship is established at the inception of the hedge, and after inception the Company performs effectiveness assessments at least every three months. For a derivative that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.

Stock-Based Compensation—All stock-based compensation activity relates to shares issued by Hexion Holdings, the ultimate parent of the Company. Stock-based compensation cost is measured at the grant date based on the fair value of the award which is amortized as expense over the requisite service period or derived service period on a graded-vesting basis. The expense is recorded net of forfeitures upon occurrence (see Note 14).

Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement. For the portion of the sales price that is deferred in a reserve account and subsequently collected, the Company’s

F-16

Confidential Treatment Requested by Hexion Holdings Corporation

policy is to classify the cash in-flows as cash flows from operating activities as the predominant source of the cash flows pertains to the Company’s trade accounts receivable. The remaining portion of the sales price not deferred is recognized as cash flows from operating activities. When the Company retains the servicing rights on the transfers of accounts receivable, it measures these rights at fair value, if material.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be canceled, the Company would be forced to purchase raw materials at current market prices. The Company’s largest supplier provides approximately 14% of raw material purchases. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.

Subsequent Events—The Company has evaluated events and transactions subsequent to December 31, 2019 through the date of issuance of its Consolidated Financial Statements.

Income Statement Presentation— As a result of the application of fresh start accounting upon the Company’s emergence from Chapter 11, the Company elected to change its income statement presentation of depreciation and amortization expense beginning in the Successor period July 2, 2019 through December 31, 2019 and all periods thereafter. As a result, “Depreciation and amortization” has been added as a line item in the Consolidated Statements of Operations and “Cost of sales” and “Selling, general and administrative expense” will now exclude all depreciation and amortization expense. In addition, the Company will no longer present “Gross profit” as a subtotal caption. For comparability purposes, this presentation change will be applied to all comparable periods presented in these financial statements and all future filings.

The effects of the income statement presentation change on the Predecessor Company’s previously reported audited Consolidated Statements of Operations are presented below. As noted above, a component of this presentation change is removal of the “Gross profit” subtotal.

Unaudited Condensed Consolidated Statements of Operations for the period from January 1, 2019 to July 1, 2019:
	Previous Presentation Method	Effect of Presentation Change	As Reported
Cost of sales	$1,507	$(45)	$1,462
Selling, general and administrative expense	152	(7)	145
Depreciation and amortization	—	52	52

Consolidated Statements of Operations for the year ended December 31, 2018:
	As Previously Reported	Effect of Presentation Change	As Reported
Cost of sales	$3,226	$(99)	$3,127
Selling, general and administrative expense	295	(18)	277
Depreciation and amortization	—	117	117

F-17

Confidential Treatment Requested by Hexion Holdings Corporation

Consolidated Statements of Operations for the year ended December 31, 2017:
	As Previously Reported	Effect of Presentation Change	As Reported
Cost of sales	$3,088	$(109)	$2,979
Selling, general and administrative expense	321	(20)	301
Depreciation and amortization	—	129	129

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Standard Guarantees / Indemnifications—In the ordinary course of business, the Company enters into a number of agreements that contain standard guarantees and indemnities where the Company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies for designated research and development projects. These guarantees or indemnifications are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer for liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre- closing obligations that it considers to be probable and reasonably estimable. The amounts recorded at December 31, 2019 and 2018 are not material.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees, nor is the Company able to estimate the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.

Our corporate charter also requires us to indemnify, to the extent allowed by New Jersey state corporate law, our directors and officers as well as directors and officers of our subsidiaries and other agents against certain liabilities and expenses incurred by them in carrying out their obligations.

Warranties—The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

F-18

Confidential Treatment Requested by Hexion Holdings Corporation

Recently Issued Accounting Standards

Newly Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 supersedes the existing lease guidance in Topic 840. According to the new guidance, all leases, with limited scope exceptions, will be recorded on the balance sheet in the form of a liability to make lease payments (lease liability) and a right-of-use asset representing the right to use the underlying asset for the lease term. The guidance was effective for annual and interim periods beginning on or after December 15, 2018.

The Company adopted ASU 2016-02 using a modified retrospective adoption method at January 1, 2019. Under this method of adoption, there is no impact to the comparative Consolidated Statement of Operations and the Consolidated Balance Sheets. The Company also determined that there was no cumulative-effect adjustment to beginning retained earnings on the Consolidated Balance Sheet. The Company will continue to report periods prior to January 1, 2019 in its financial statements under prior guidance as outlined in Accounting Standards Codification Topic 840, “Leases”. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward its historical lease classification. The Company also elected the hindsight practical expedient to determine the lease term for existing leases. Adoption of the new standard resulted in the recording of right of use assets and offsetting lease liabilities of $105 as of January 1, 2019.

In February 2018, the FASB issued Accounting Standards Board Update No. 2018-02: Income Statement-Reporting Comprehensive Income (Topic 220) (“ASU 2018-02”). ASU 2018-02 was issued in response to the United States tax reform legislation, the Tax Cuts and Jobs Act (“Tax Reform”), enacted in December 2017. The amendments in ASU 2018-02 allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the new tax legislation. The guidance is effective for annual and interim periods beginning on or after December 15, 2018, and early adoption is permitted. The Company adopted ASU 2018-02 as of January 1, 2019 and it did not have a material impact on the financial statements.

In August 2017, the FASB issued Accounting Standards Board Update No. 2017-12: Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). The amendments in this ASU 2017-12 better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships as well as the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements to increase the understandability of the results of an entity’s intended hedging strategies. The amendments in ASU 2017-12 also include certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. The amendments in ASU 2017-12 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted ASU 2017-12 as of January 1, 2019, and the initial adoption had no impact on the Company’s financial statements.

In October 2018, the FASB issued ASU 2018-16: Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU 2018-16”). ASU 2018-16 permits the use of the Overnight Index Swap (“OIS”) based on the Secured Overnight Financing Rate (“SOFR”) as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the interest rates on direct Treasury obligations of the U.S. government (“UST”), the London Interbank Offered Rate (“LIBOR”) swap rate, the OIS rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association (“SIFMA”) Municipal Swap Rate. The amendments in this ASU 2018-16 update permit the OIS rate based on SOFR as a U.S. benchmark interest rate. Including the OIS rate based on SOFR as an eligible benchmark interest rate during the early stages of the marketplace transition will facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge

F-19

Confidential Treatment Requested by Hexion Holdings Corporation

accounting purposes. For entities that have not already adopted Update 2017-12, the amendments in this Update are required to be adopted concurrently with the amendments in ASU 2017-12. The Company has adopted ASU 2018-16 as of January 1, 2019 and it did not have a material impact on the financial statements.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13: Financial Instruments—Credit Losses (Topic 820): Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”). The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. New disclosures are also required with this standard. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company will adopt ASU 2016-13 as of January 1, 2020 and the Company does not expect the adoption to have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-15: Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract (“ASU 2018-15”). ASU 2018-15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company will adopt ASU 2016-13 as of January 1, 2020 and the Company does not expect the adoption to have a material impact on the financial statements.

3. Emergence from Chapter 11 Bankruptcy

Bankruptcy Petitions and Emergence from Chapter 11

On the Petition Date, the Predecessor Company, Hexion Holdings LLC, Hexion LLC and certain of the Company’s subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions”) for reorganization under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware, (the “Bankruptcy Court”). The Chapter 11 proceedings were jointly administered under the caption In re Hexion TopCo, LLC, No. 19-10684 (the “Chapter 11 Cases”). The Debtors continued to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

On June 25, 2019, the Court entered an order (the “Confirmation Order”) confirming the Second Amended Joint Chapter 11 Plan of Reorganization of Hexion Holdings LLC and its Debtor Affiliates under Chapter 11 (the “Plan”). On the morning of July 1, 2019, in accordance with the terms of the Plan and the Confirmation Order, the Plan became effective and the Debtors emerged from bankruptcy (the “Emergence”).

Debtor-in-Possession Financing

DIP Term Loan Facility

In connection with the filing of the Bankruptcy Petitions, on April 3, 2019, the Company entered into a New York law-governed senior secured term loan agreement (the “DIP Term Loan Facility”), among Hexion LLC (“Holdings”), the Company, Hexion International Holdings B.V. (the “Dutch Borrower”), which was amended on April 17, 2019, the lenders party thereto and JPMorgan Chase Bank, N.A. (“JPMorgan”), as administrative agent and collateral agent (the “Term Loan Agent”). The proceeds of the DIP Term Loan Facility were loaned by the Dutch Borrower to the Company pursuant to an intercompany loan agreement (the “Intercompany Loan Agreement”) and were used in part to repay in full the outstanding obligations under the Company’s existing asset-based revolving credit agreement ABL Facility (the “Predecessor ABL Facility”). As of June 30, 2019, the

F-20

Confidential Treatment Requested by Hexion Holdings Corporation

Company had $350 borrowings outstanding under DIP Term Loan Facility. The Company’s remaining obligations under the DIP Term Loan Facility were repaid in full and the DIP Term Loan Facility was terminated upon consummation of the Plan by the Company on July 1, 2019.

DIP ABL Facility

In connection with the filing of the Bankruptcy Petitions, on April 3, 2019, Holdings, the Company and certain of its subsidiaries (collectively, the “Borrowers”), the lenders party thereto, JPMorgan, as administrative agent, and JPMorgan, as collateral agent (the “DIP ABL Collateral Agent” and together with the DIP Term Loan Facility, the “Credit Facilities”), entered into an amended and restated senior secured debtor-in-possession asset-based revolving credit agreement, which was further amended on May 10, 2019 (the “DIP ABL Facility”), which amended and restated the Company’s Predecessor ABL Facility among Holdings, the Company, the Borrowers, the lenders party thereto, JPMorgan, as administrative agent, and JPMorgan, as collateral agent. As of June 30, 2019, the Company had no outstanding borrowings under the DIP ABL Facility and the DIP ABL Facility was terminated upon consummation of the Plan by the Company on July 1, 2019.

Restructuring Support Agreement

On April 1, 2019, the Debtors entered into a Restructuring Support Agreement (the “Support Agreement”) with equityholders that beneficially owned more than a majority of the Company’s outstanding equity (the “Consenting Sponsors”) and creditors that held more than a majority of the aggregate outstanding principal amount of each of the Company’s 6.625% Notes and 10.00% Notes, (the “1L Notes”), 13.750% 1.5 lien notes due 2022 (the “1.5L Notes”), 9.00% second lien notes due 2020 (the “2L Notes”), 9.20% Debentures due 2021 and/or 7.875% Debentures due 2023 issued by Borden, Inc. (the “Unsecured Notes”) (the “Consenting Creditors” and, together with the Consenting Sponsors, the “Consenting Parties”). The Support Agreement incorporated the economic terms regarding a restructuring of the Debtors agreed to by the parties reflected in the Support Agreement. The restructuring transactions were effectuated through the Plan.

Equity Backstop Agreement and Rights Offering

On April 25, 2019, the Debtors entered into the Equity Backstop Commitment Agreement, as subsequently amended (the “Equity Backstop”), among the Debtors and the equity backstop parties party thereto (the “Equity Backstop Parties”). The Equity Backstop provides that upon the satisfaction of certain terms and conditions, including the confirmation of the Plan, the Company will have the option to require the Equity Backstop Parties to backstop the common stock of the reorganized Company (the “New Common Stock”) that is not otherwise purchased in connection with the $300 rights offerings for New Common Stock of Hexion Holdings (the “Rights Offering”) to be made in connection with the Plan (the “Unsubscribed Shares”) on a several, and not joint and several, basis. In consideration for their commitment to purchase the Unsubscribed Shares, the Equity Backstop Parties will be paid a Premium of 8% of the Rights Offering Amount (the “Equity Backstop Premium”), which premium was earned in full upon entry of the Equity Backstop Approval Order and which is payable either in Cash or in New Common Equity at the option of each Equity Backstop Party. Pursuant to the terms of the Equity Backstop, the Equity Backstop Premium was deemed earned, nonrefundable and non-avoidable upon entry of the approval order by the Court. The Company incurred $24 for the Equity Backstop Premium, which is included in “Reorganization items, net” in the Consolidated Statements of Operations. The Company paid the Equity Backstop Premium on the Effective Date in accordance with the Plan.

Debt Backstop Agreement

On April 25, 2019, the Debtors entered into the Debt Backstop Commitment Agreement, as subsequently amended (the “Debt Backstop”), among the Debtors and the debt backstop parties party thereto (the “Debt Backstop Parties”). The Debt Backstop provides that upon satisfaction of certain terms and conditions, including the confirmation of the Plan, the Debt Backstop Parties will backstop the New Long-Term Debt on a several, and

F-21

Confidential Treatment Requested by Hexion Holdings Corporation

not joint and several, basis of an amount equal to such Debt Backstop Party’s commitment percentage, in exchange for (a) the Debt Backstop Premium of 3.375% of the backstop commitments thereunder payable either in Cash or in New Common Equity at the option of each Debt Backstop Party and (b) for certain Debt Backstop Parties, the Additional Debt Backstop Premium of 1.5% of the backstop commitments thereunder payable in Cash, both of which premiums (described in (a) and (b)) were earned in full upon entry of the Debt Backstop Approval Order. Pursuant to the terms of the Debt Backstop, the Backstop Commitment Premium was deemed earned, nonrefundable and non-avoidable upon entry of the approval order by the Court. The Company incurred $80 for the Backstop Commitment Premium, which is included in “Reorganization items, net” in the Consolidated Statements of Operations. The Company paid the Debt Backstop Premium on the Effective Date in accordance with the Plan.

Pre-Petition Claims

On June 7, 2019, the Debtors filed schedules of assets and liabilities and statements of financial affairs with the Court, which were amended on June 14, 2019. Prior to the Company’s emergence from Chapter 11 bankruptcy on the Effective Date, all pre-petition amounts were classified as “Liabilities subject to compromise” in the Consolidated Balance Sheets as of June 30, 2019 and have either been settled or reinstated pursuant to the terms of the Plan. See Note 4 for more information.

The Debt Instruments provide that as a result of the Bankruptcy Petitions the principal and interest due thereunder shall be immediately due and payable. Any efforts to enforce such payment obligations under the Debt Instruments are automatically stayed as a result of the Bankruptcy Petitions and the creditors’ rights of enforcement in respect of the Debt Instruments are subject to the applicable provisions of the Bankruptcy Code. Upon Emergence on July 1, 2019, these automatic stay provisions are no longer in effect.

Emergence from Chapter 11 Bankruptcy

On July 1, 2019, the Plan became effective and the Debtors emerged from the Chapter 11 proceedings.

On or following the Effective Date, and pursuant to the terms of the Plan, the following occurred:

•	The restructuring of the Debtors’ pre-petition funded debt obligations with the proceeds of $1,658 in new long-term debt (“New Long-term Debt”) (see Note 10);

•	A $300 Rights Offering for new common equity of Hexion Holdings;

•

A percentage of the Rights Offering was issued in the form of warrants (“New Warrants”), these warrants represented 15% of the Rights Offering which are exercisable for shares of Common Stock, issued by Hexion Holdings under the Plan, and referred to as New Warrants under the Plan (together with New Common Stock, “Registrable Securities”);

•	Certain of the Debtors entered into the $350 ABL Facility (the “ABL Facility”) (see Note 10) ;

•	General unsecured claims being paid in full or otherwise continuing unimpaired;

•

Holders of claims with respect to the 1L Notes received their pro rata share of (a) cash in the amount of $1.450 billion (less the sum of adequate protection payments paid on account of the 1L Notes during the Chapter 11 cases), (b) 72.5% of new common equity of Hexion Holdings (“New Common Equity”) (subject to the Agreed Dilution), and (c) 72.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering. The dilution of the New Common Equity (“the Agreed Dilution”) resulted from the Rights Offering and the Management Incentive Plan, as defined in the Plan. 10% of the fully-diluted equity of Hexion Holdings is to be reserved for grant to key members of management and independent, non-employee members of the Board of Directors, (see Note 14 for further details on the Management Incentive Plan);

F-22

Confidential Treatment Requested by Hexion Holdings Corporation

•

Holders of claims with respect to the 1.5L Notes, 2L Notes, and Unsecured Notes received their pro rata share of (a) 27.5% of the New Common Equity (subject to the Agreed Dilution) and (b) 27.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering;

•	Holders of equity interests (i.e., any class of equity securities) in TopCo received no distributions and all such Equity Interests being cancelled;

•	Reorganized Hexion Inc. issuing a $2.5 settlement note to the Consenting Sponsors; and

•	Appointment of a new board of directors.

Cancellation of Prior Common Stock

In accordance with the Plan, each share of the Predecessor Company’s common stock outstanding prior to the Effective Date, including treasury stock, was canceled. Furthermore, all of the Company’s equity award agreements under prior incentive plans, and the awards granted pursuant thereto, were extinguished, canceled and discharged and have no further force or effect after the Effective Date. On the Effective Date, Hexion Inc. issued 100 new shares of common stock at a par value of $0.01 to its new direct parent Hexion Intermediate in accordance with the Plan.

Issuance of New Common Stock

On the Effective Date, all previously issued and outstanding equity interests in TopCo were cancelled. Upon effectiveness of the Plan, Hexion Holdings issued 58,410,731 shares of new Class B common stock, par value $0.01 per share (“New Common Stock”), pursuant to the Rights Offering. The Company also authorized 300,000,000 shares of Class A Common Stock, with the par value of $0.01 per share and 50,000,000 shares of Preferred Stock, without par value. There were no shares issued or outstanding of Class A Common Stock or Preferred Stock as of December 31, 2019. The shares of New Common Stock were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of securities under a plan of reorganization.

New Warrant Agreement

In addition, Hexion Holdings entered into a warrant agreement (the “Warrant Agreement”) and upon effectiveness of the Plan, Hexion Holdings issued 10,307,778 New Warrants as a part of the Rights Offering on the Effective Date. The New Warrants represented 15% of the Rights Offering which are exercisable to purchase shares of New Common Stock. These New Warrants may be exercised, at any time on or after the initial exercise date for exercise price per share of the New Common Stock of $0.01. The Warrant Agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, reclassification, stock dividend or other distributions.

The holder or group of holders (the “Attribution Parties”) of New Warrants shall be permitted to exercise these New Warrants, at any time, in part or in whole, in amounts sufficient for the holder and Attribution Parties to maintain in the aggregate no less than the beneficial ownership limitation of 9.9% of the fully diluted shares outstanding. Fully diluted shares outstanding is calculated as (x) the aggregate number of shares of New Common Stock issued and outstanding plus (y) the aggregate number of shares of common stock issuable upon the conversion of any other issued and outstanding securities or rights convertible into, or exchangeable for (in each case, directly or indirectly), common stock (excluding, for the avoidance of doubt, any unexercised warrants or options to purchase common stock).

The New Warrants do not entitle the holder or group of holders of the New Warrants to any voting rights, dividends or other rights as a stockholder of the Company prior to exercise of the held New Warrants. If any

F-23

Confidential Treatment Requested by Hexion Holdings Corporation

shares of common stock are listed on a trading market, Hexion Holdings shall use its reasonable best efforts to cause the New Warrants shares issued upon exercise of these New Warrants to also be listed on such trading market, in accordance with the Warrant Agreement.

Registration Rights Agreement

On the Effective Date, Hexion Holdings entered into a registration rights agreement with certain of its stockholders (the “Registration Rights Agreement”).

Under the Registration Rights Agreement, upon delivery of a written notice by one or more stockholders holding, individually or in the aggregate, at least a majority of the outstanding Registrable Securities and New Warrants, voting together (as if such New Warrants had been exercised), Hexion Holdings is required to file a registration statement and effect an initial public offering and listing of its common stock, so long as the total offering size is at least $100 (a “Qualified IPO”).

Hexion Holdings is also required to file a registration statement at any time following 180 days after the closing of a Qualified IPO upon the delivery of a written notice by one or more stockholders proposing to sell, individually or in the aggregate, at least $50 of Registrable Securities. In addition, under the Registration Rights Agreement, Hexion Holdings is required to file a shelf registration statement as soon as practicable following the closing of a Qualified IPO to register the resale, on a delayed or continuous basis, of all Registrable Securities that have been timely designated for inclusion by the holders (specified in the Registration Rights Agreement). Any individual holder or holders of our outstanding common stock party thereto can demand up to four “shelf takedowns” in any 12-month period which may be conducted in underwritten offerings so long as the total offering size is at least $50. Furthermore, each stockholder party to the Registration Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. Hexion Holdings has agreed to pay all registration expenses under the Registration Rights Agreement.

Generally, “Registrable Securities” under the Registration Rights Agreement includes New Common Equity issued under the Plan, except that “Registrable Securities” does not include securities that have been sold under an effective registration statement or Rule 144 under the Securities Act.

4. Fresh Start Accounting

Upon emergence from bankruptcy, the Company applied fresh start accounting, in accordance with ASC 852, to its financial statements because (i) the holders of existing voting shares of the Predecessor Company prior to its emergence received less than 50% of the voting shares of the Successor Company outstanding following its emergence from bankruptcy and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the plan of reorganization was less than the post-petition liabilities and allowed claims. Fresh start accounting was applied to the Company’s consolidated financial statements upon Emergence.

Under the principles of fresh start accounting, a new reporting entity was created, and, as a result, the Company allocated the reorganization value of the Company to its individual assets based on their estimated fair values in conformity with ASC 805, “Business Combinations”. Reorganization value represents the fair value of the Successor Company’s assets before considering liabilities. The excess reorganization value over the fair value of identified tangible and intangible assets was reported as goodwill. As a result of the application of fresh start accounting and the effects of the implementation of the Plan of Reorganization, the consolidated financial statements after the Effective Date are not comparable with the consolidated financial statements as of or prior to that date.

F-24

Confidential Treatment Requested by Hexion Holdings Corporation

Reorganization Value

As set forth in the Plan of Reorganization and the Disclosure Statement filed with the Bankruptcy Court, the enterprise value of the Successor Company was estimated to be between $2,900 and $3,300 as of the Effective Date. Based on the estimates and assumptions discussed below, the Company estimated the enterprise value to be $3,100 for financial reporting purposes, which is the mid-point of the range of enterprise value per the Plan of Reorganization.

The Company estimated the enterprise value of the Successor Company utilizing three valuation methods: a comparable public company analysis, a selected precedent transactions analysis, and a discounted cash flow (“DCF”) method. The comparable public company analysis is based on the enterprise values of selected publicly traded diversified chemical companies with operating and financial characteristics comparable to the Company. Under this methodology, certain financial multiples that measure financial performance and value are calculated for each selected company and then applied to imply an estimated enterprise value of the Company.

The selected precedent transaction analysis is based on the implied enterprise values of companies and assets involved in publicly disclosed merger and acquisition transactions which the targets had operating and financial characteristics comparable to certain respects of the Company. Under this methodology, a multiple is derived using the enterprise value of each such target, calculated as the consideration paid and the net debt assumed in the merger or acquisition transaction relative to a financial metric, in this case, EBITDA (earnings before interest, income taxes, depreciation and amortization) for the Company, for the last twelve month period which financial results have been publicly announced. Utilizing these multiples a reference range was created to imply an estimated enterprise value range.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates fair value by calculating the present value of expected future cash flows to be generated plus a present value of the estimated terminal value. The Company established a five year estimate of future cash flows based on the financial projections and assumptions utilized in the Company’s disclosure statement, which were derived from earnings forecasts and assumptions regarding growth and margin projections. A terminal value was included, and was calculated using the constant growth method based on the projected cash flows of the final year of the forecast period. While the Company considers such estimates and assumptions reasonable, they are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control and, therefore, may not be realized. Changes in these estimates and assumptions may have a significant effect on the determination of the Company’s enterprise value. The assumptions used in the calculations for the DCF analysis included projected revenue, cost and cash flows representing the Company’s best estimates at the time the analysis was prepared. The DCF analysis has various complex considerations and judgments, including the discount rate and all of the other projections, etc. Due to the unobservable inputs to the valuation, the fair value would be considered Level 3 in the fair value hierarchy.

The estimated enterprise value is not necessarily indicative of the actual value and the financial results; changes in the economy or the financial markets could result in a different enterprise value. The calculated enterprise value relies on all three of the methodologies listed above collectively. The actual value of the business is subject to certain uncertainties and contingencies that are difficult to predict and will fluctuate with changes in various factors affecting the financial conditions and prospects of such a business.

The discount rate for each reporting unit was estimated based on an after-tax weighted average cost of capital (“WACC”) reflecting the rate of return that would be expected by a market participant and ranged between approximately 11% and 19%. The WACC also takes into consideration a company-specific risk premium, reflecting the risk associated with the overall uncertainty of the financial projections used to estimate future cash flows.

The fair value of debt obligations represents $97 of debt payable within one year and $1,733 of long-term debt. The fair value of long-term debt was determined based on a market approach utilizing current market yields and was estimated to be approximately 100% of par value.

F-25

Confidential Treatment Requested by Hexion Holdings Corporation

The fair value of pension liabilities of $239 was determined based upon assumptions related to discount rates and expected return on assets, as well as certain other assumptions related to various demographic factors.

The following table reconciles the enterprise value to the estimated reorganization value as of the Effective Date:

Enterprise value	$3,100
Plus: Total cash	125
Plus: Fair value of non-debt and non-pension liabilities
Current liabilities	540
Long-term liabilities	527

Total non-debt and non-pension liabilities	1,067

Reorganization value of Successor assets	$4,292

The fair value of non-debt and non-pension liabilities represents the total liabilities, less debt payable within one year, long-term debt and pension obligations, of the Successor Company as of the Effective Date.

Condensed Consolidated Statement of Financial Position

The following balance sheet illustrates the impacts of the implementation of the Plan and the application of fresh start accounting, which results in the opening balance sheet of the Successor Company.

As of July 1, 2019 (in millions, except share data)	Predecessor Company	Reorganization Adjustments(a)		Fresh Start Adjustments(q)		Successor Company
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $15)	$96	$29	(b)	$—		$125
Accounts receivable (net of allowance for doubtful accounts of $16 and $0, respectively)	499	—		6	(r)	505
Inventories:
Finished and in-process goods	242	—		29	(s)	271
Raw materials and supplies	109	—		—		109
Other current assets	69	2	(c)	—		71

Total current assets	1,015	31		35		1,081

Investment in unconsolidated entities	20	—		(3	)(t)	17
Deferred tax assets	—	12	(d)	(4	)(u)	8
Other long-term assets	42	4	(e)	2	(v)	48
Property and equipment:
Land	90	—		23	(w)	113
Buildings	287	—		(119	)(w)	168
Machinery and equipment	2,320	—		(994	)(w)	1,326

	2,697	—		(1,090)		1,607
Less accumulated depreciation	(1,870)	—		1,870	(w)	—

	827	—		780		1,607
Operating lease assets	95	—		39	(x)	134
Goodwill	108	—		70	(y)	178
Other intangible assets, net	24	—		1,195	(z)	1,219

Total assets	$2,131	$47		$2,114		$4,292

F-26

Confidential Treatment Requested by Hexion Holdings Corporation

As of July 1, 2019 (in millions, except share data)	Predecessor Company	Reorganization Adjustments(a)		Fresh Start Adjustments(q)		Successor Company
Liabilities, Redeemable Common Stock and Equity (Deficit)
Current liabilities:
Accounts payable	$293	$56	(a)	$—		$349
Debt payable within one year	438	(343	)(f)	2	(aa)	97
Interest payable	7	(5	)(g)	—		2
Income taxes payable	6	11	(h)	—		17
Accrued payroll and incentive compensation	38	—		—		38
Current portion of operating lease liabilities	21	—		7	(x)	28
Financing fees payable	104	(104	)(i)	—		—
Other current liabilities	106	5	(j)	—		111

Total current liabilities	1,013	(380)		9		642

Long-term liabilities:
Liabilities subject to compromise	3,672	(3,672	)(k)	—		—
Long-term debt	90	1,622	(l)	21	(aa)	1,733
Long-term pension and post employment benefit obligations	184	33	(a)	44	(ab)	261
Deferred income taxes	15	1	(m)	163	(ac)	179
Operating lease liabilities	74	—		17	(x)	91
Other long-term liabilities	164	72	(n)	(6	)(r)	230

Total liabilities	5,212	(2,324)		248		3,136

Redeemable common stock Class B (Successor)	—	147	(o)	—		147

Equity (Deficit)
Common stock (Successor)	—	1	(o)	—		1
Warrants (Successor)	—	173	(o)	—		173
Paid-in capital (Successor)	—	836	(o)	—		836
Common stock (Predecessor)	1	(1	)(p)	—		—
Paid-in capital (Predecessor)	526	(526	)(p)	—		—
Treasury stock (Predecessor), at cost—88,049,059 shares at December 31, 2018	(296)	296	(p)	—		—
Accumulated other comprehensive loss	(26)	—		26	(ad)	—
Accumulated deficit	(3,285)	1,445	(p)	1,840	(ad)	—

Total Hexion Holdings Corporation shareholders’ equity (deficit)	(3,080)	2,224		1,866		1,010
Noncontrolling interest	(1)	—		—		(1)

Total equity (deficit)	(3,081)	2,224	(o)	1,866		1,009

Total liabilities, redeemable common stock, and equity (deficit)	$2,131	$47		$2,114		$4,292

F-27

Confidential Treatment Requested by Hexion Holdings Corporation

Reorganization Adjustments

(a)

The reorganization adjustments column reflects adjustments related to the consummation of the Plan, including the settlement of liabilities subject to compromise and related payments, other distributions of cash, issuance of new shares of common stock and the cancellation of the common equity of the Predecessor Company, as discussed in Note 3.

The following is a calculation of the total pre-tax gain on the settlement of the liabilities subject to compromise:

Liabilities subject to compromise (“LSTC”) (see (k) below)	$3,672
Repayment of 1st Lien Notes	(1,383)
Liabilities reinstated at emergence:
Accounts payable	(56)
Pension and other post employment benefit obligations	(33)
Other current liabilities	(19)
Other long-term liabilities	(32)

Total liabilities reinstated at emergence	(140)
Fair value of equity issued in exchange for debt:
Fair value of equity(1)	(1,156)
Less: Proceeds from Rights Offering	300

Total fair value of equity issued in exchange for debt	(856)

Gain on settlement of LSTC	$1,293

(1)	The fair value of equity includes the $147 of Redeemable Class B Common Stock (see Note 23 for more information).
(b)	Reflects the net cash received as of the Effective Date from implementation of the Plan:

Sources:
Proceeds from the Rights Offerings	$300
Proceeds from the Senior Notes	450
Proceeds from the Senior Secured Term Loan	1,196
Release of utility deposit	1

Total sources	1,947
Uses:
Repayment of 1st Lien Notes	(1,383)
Repayment of DIP Term Loan Facility	(350)
Repayment of DIP Term Loan interest	(5)
Debt and Equity Backstop premiums	(104)
Financing fees	(19)
Success fees at emergence	(31)
Other professional fees	(26)

Total uses	(1,918)

Net cash received	$29

(c)	Represents $3 of excess professional fees due to the Company offset by $1 for the settlement of certain amounts owed during reorganization.
(d)

Reflects the adjustment to release the valuation allowance on deferred tax assets for certain non-U.S. subsidiaries which management believes more likely than not will be realized as a result of reorganization.

(e)	Reflects the adjustments to capitalize the ABL Facility financing fees incurred upon Emergence.

F-28

Confidential Treatment Requested by Hexion Holdings Corporation

(f)	Reflects the adjustments made on the Effective Date to repay $350 in outstanding DIP Term Loans and to incur $7 for the current portion of the new Senior Secured Term Loan (see Note 10).
(g)	On the Effective Date, the Company repaid $5 of accrued unpaid interest on the DIP Term Loan Facility.
(h)	Reflects the adjustment to record income taxes payable as a result of reorganization.
(i)	On the Effective Date, the Company paid $24 of Equity Backstop premiums to the parties participating in the Rights Offering and $80 of Debt Backstop premiums. See Note 3 for more information.
(j)

Represents $19 of other current liabilities that were reclassified from “Liabilities subject to compromise” and $12 of other current liabilities incurred as a result of emergence offset by $26 of professional fees paid at emergence.

(k)

Liabilities subject to compromise represent unsecured liabilities incurred prior to the Petition Date. As a result of the Bankruptcy Petitions, actions to enforce or otherwise effect payment of pre-petition liabilities were generally stayed. These liabilities represent the amounts which have been allowed on known claims which were resolved through the Chapter 11 process, and have been approved by the Court as a result of the Confirmation Order.

The following table summarizes pre-petition liabilities that are classified as “Liabilities subject to compromise” in the unaudited Condensed Consolidated Balance Sheets:

June 30, 2019
Debt	$3,420
Interest payable	99
Accounts payable	56
Environmental reserve	43
Pension and other post employment benefit obligations	33
Dividends payable to parent	13
Other	8

Total	$3,672

(l)

Represents the issuance of the new Senior Term Loan due 2026 of $1,208 and the new Senior Secured Notes due 2027 of $450 offset by $12 of debt discounts and $17 of debt issuance costs of which $7 is classified as “Debt due within one year” on the Condensed Consolidated Balance Sheets. The term loan and notes were recorded at estimated fair value, which was determined based on a market approach utilizing current yield.

(m)	Represents deferred tax activity associated with Emergence.
(n)	Reflects the adjustments made to reclassify $32 of other long-term liabilities from “Liabilities subject to compromise” and to record $40 of tax liability as a result of Emergence.
(o)	The following table reconciles the enterprise value to the estimated fair value of the Successor equity as of the Emergence Date:

Enterprise value	$3,100
Plus: Total cash	125
Less: Fair value of new debt	(1,646)
Less: Fair value of remaining debt obligations	(184)
Less: Pension obligations	(239)

Fair value of equity (1)	1,156
Plus: Fair value of noncontrolling interest	1

Fair value of Successor paid-in capital(1)	$1,157

(1)	The fair value of equity and fair value of Successor paid-in capital includes the $147 of Redeemable Class B Common Stock (see Note 23 for more information).

F-29

Confidential Treatment Requested by Hexion Holdings Corporation

At the Effective Date, 100 shares of Common Stock of Hexion Inc. held by new direct parent Hexion Intermediate were issued and outstanding at a par value of $0.01 per share.

(p)	Reflects the cumulative impact of the reorganization adjustments discussed above:

Gain on settlement of LSTC	$1,293
Success and other fees recognized at emergence	(39)

Net gain on reorganization adjustments(1)	1,254
Tax impact on reorganization adjustments	(40)
Cancellation of Predecessor common stock	1
Cancellation of Predecessor additional paid-in capital	526
Cancellation of Predecessor treasury stock	(296)

Net impact to Accumulated Deficit	$1,445

(1)	The net gain on reorganization adjustments has been included in “Reorganization items, net” in the Condensed Consolidated Statements of Operations.

Fresh Start Adjustments

(q)

The Fresh Start Adjustments column reflects adjustments required to record the assets and liabilities of the Company at fair value, including the elimination of the accumulated deficit and accumulated other comprehensive (loss) of the Predecessor Company.

(r)

Reflects the adjustments made to Predecessor deferred revenue in situations where it has been determined the Successor Company has no remaining legal performance obligation related to the arrangement that give rise to the deferred revenue for the Predecessor Company.

(s)

Reflects the adjustment made to record finished goods inventory at its estimated fair value, which was determined based on the current acquisition cost, including disposal and holding period costs and a reasonable profit margin less costs to sell.

(t)	Reflects the adjustments made to record the Predecessor Company’s investments in unconsolidated subsidiaries at fair value utilizing a cost approach method.
(u)

Reflects the deferred tax asset impact of the fresh start adjustments, resulting primarily from the book adjustment made to foreign property, plant, and equipment and intangibles that increased the future taxable temporary differences recorded.

(v)	Reflects the adjustments required to record the Predecessor Company’s long-term assets at fair value.
(w)

Reflects the adjustments made to record property, plant and equipment at its estimated fair value and eliminate Predecessor accumulated depreciation. Depreciable lives were also revised to reflect the remaining estimated useful lives of the related property, plant and equipment, which range from 1 to 39 years. Fair value was determined as follows:

•

The market, sales comparison or trended cost approach was utilized to estimate fair value for land and buildings. This approach relies upon recent sales, offerings of similar assets or a specific inflationary adjustment to original purchase price to arrive at a probable selling price.

•

The cost approach was utilized to estimate fair value for machinery and equipment. This approach considers the amount required to construct or purchase a new asset of equal utility at current market prices, with adjustments in value for physical deterioration and functional and economic obsolescence. Physical deterioration is an adjustment made in the cost approach to reflect the real operating age of an asset with regard to wear and tear, decay and deterioration that is not prevented by maintenance. Functional obsolescence is an adjustment made to reflect the loss in value or usefulness of an asset caused by inefficiencies or inadequacies of the asset, as compared to a more efficient or less costly replacement asset with newer technology. Economic obsolescence is an adjustment made to reflect the loss in value or usefulness of an asset due to factors external to the asset, such as the economics of the industry, reduced demand, increased competition or similar factors.

F-30

Confidential Treatment Requested by Hexion Holdings Corporation

Depreciable lives were revised to reflect the remaining estimated useful lives as follows (in years):

Buildings	9 to 39 years
Machinery and equipment	1 to 20 years

(x)

Reflects $25 of adjustments made to bring the right-of-use operating leased assets and their associated liabilities to fair value utilizing an average discount rate of approximately 6% and to record favorable leasehold interests of $14, which were valued using a rental analysis approach based on (i) fair market rent was determined based on rates for facilities comparable to the Company’s properties, (ii) discount rates ranging from 8.0% to 12.0%, which were based on the after-tax WACC; and (iii) market rental growth rates ranging from 0.0% to 5.0%.

(y)

Reflects the adjustments made to record the elimination of the Predecessor goodwill balance of $108 and to record the Successor goodwill of $178, which represents the reorganization value of assets in excess of amounts allocated to identified tangible and intangible assets.

(z)

Reflects the adjustments made to eliminate the Predecessor Company’s other intangible assets of $24 and to record $1,219 in estimated fair value of Successor other intangible assets. Fair value was comprised of the following:

•	Customer related intangible assets of $968 were valued using the multi-period excess earnings income approach based on the following significant assumptions;

i.	Forecasted net sales and profit margins attributable to the current customer base through the applicable economic useful life;
ii.	Attrition rates ranging from 0.5% to 5.0%;
iii.	Discount rates ranging from 13.0% to 17.5%, which were based on the after-tax WACC; and
iv.	Economic lives of 20 to 25 years.

•	Trademarks of $141 were valued using the relief from royalty income approach based on the following significant assumptions:

i.	Forecasted net sales attributable to the trademarks through the applicable economic useful life;
ii.	Royalty rates ranging from 0.2% to 2.0% of expected net sales determined with regard to comparable market transactions and profitability analysis;
iii.	Discount rates ranging from 11.0% to 16.5%, which were based on the after-tax weighted average cost of capital (“WACC”); and
iv.	Economic lives ranging from 15 to 20 years.

•	Technology based intangible assets of $110 were valued used the relief from royalty income approach based on the following significant assumptions:

i.	Forecasted net sales attributable to the respective technologies through the applicable economic useful life;
ii.	Royalty rates ranging from 0.5% to 2.25% of expected net sales determined with regard to expected cash flows of respective technologies and the overall importance of respective technologies to product offering
iii.	Discount rates ranging from 11.0% to 16.5%, which were based on the after-tax WACC; and
iv.	Economic lives of 15 years.

(aa)	Reflects the adjustments made to bring various sale-leaseback financing arrangements to fair value and to revalue debt obligations.
(ab)

Reflects the remeasurement of the Predecessor Company’s pension liabilities. The increase in pension liabilities was driven by reductions in discount rates and changes in other actuarial assumptions as of the Effective Date, primarily impacting our unfunded German pension plans.

(ac)

Represents the deferred tax liability impact of the fresh start adjustments, resulting primarily from the book adjustment made to foreign property, plant, and equipment and intangibles that increased the future taxable temporary differences recorded.

F-31

Confidential Treatment Requested by Hexion Holdings Corporation

(ad)	Reflects the cumulative impact of the fresh start accounting adjustments discussed above and the elimination of the Predecessor Company’s accumulated other comprehensive income:

Establishment of Successor goodwill	$178
Elimination of Predecessor goodwill	(108)
Establishment of Successor other intangible assets	1,219
Elimination of Predecessor other intangible assets	(24)
Inventory fair value adjustments	29
Property, plant and equipment fair value adjustment	780
Pension liability fair value adjustment	(44)
Other assets and liabilities fair value adjustment	3
Elimination of Predecessor Company accumulated other comprehensive income	(26)

Net gain on fresh start adjustments(1)	2,007
Tax impact on fresh start adjustments	(167)

Net impact on accumulated deficit	$1,840

(1)	The net gain on fresh start adjustments has been included in “Reorganization items, net” in the Condensed Statements of Operations.

5. Reorganization Items, Net

Incremental costs incurred directly as a result of the Bankruptcy Petitions, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments are classified as “Reorganization items, net” in the Consolidated Statements of Operations. The following table summarizes reorganization items:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
Net gain on reorganization adjustments (see Note 4)	$—	$(1,254)
Net gain on fresh start adjustments (see Note 4)	—	(2,007)
Financing fees	—	104
Professional fees	—	39
DIP ABL Facility fees	—	13

Total	$—	$(3,105)

6. Restructuring and Business Realignment

Restructuring Activities

In November 2017, the Company initiated new restructuring actions with the intent to optimize its cost structure. As of December 31, 2019, $26 of one-time cash costs have been incurred for these restructuring activities, consisting primarily of workforce reduction costs, and no additional costs are expected to be incurred related to the 2017 programs. All costs for these restructuring activities were incurred in the predecessor period.

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Confidential Treatment Requested by Hexion Holdings Corporation

The following table summarizes restructuring information by reporting segment:

	Epoxy, Phenolic and Coating Resins	Forest Products Resins	Corporate and Other	Total
Total restructuring costs incurred through December 31, 2019	$14	$8	$4	$26
Predecessor
Accrued liability at December 31, 2017	$11	$3	$3	$17
Restructuring charges	1	3	1	5
Payments	(10)	(4)	(2)	(16)

Accrued liability at December 31, 2018	$2	$2	$2	$6
Restructuring charges	1	—	—	1
Payments	(2)	(1)	(1)	(4)

Accrued liability at July 1, 2019	$1	$1	$1	$3

Successor
Accrued liability at July 2, 2019	$1	$1	$1	$3
Restructuring charges	—	—	—	—
Payments	—	—	(1)	(1)

Accrued liability at December 31, 2019	$1	$1	$—	$2

Oilfield

During the first quarter of 2018, the Company indefinitely idled an oilfield manufacturing facility within its Epoxy, Phenolic and Coating Resins segment, and production was shifted to another facility within the oilfield manufacturing group. This represented a triggering event resulting in an impairment evaluation of the fixed and intangible assets within the U.S. oilfield asset group. As a result, an asset impairment of $20 was recorded in the first quarter of 2018 related to the fixed assets at the idled manufacturing facility. In addition, the remaining U.S. oilfield asset group was evaluated for impairment utilizing a discounted cash flow approach, resulting in an additional impairment of $5 that was recorded during the first quarter of 2018 related to an existing customer relationship intangible asset. Overall, the Company incurred $25 of total impairment related to these assets, which is included in “Asset impairments” in the Consolidated Statements of Operations for the year ended December 31, 2018.

During the third quarter of 2017, the Company indefinitely idled an oilfield manufacturing facility within its Epoxy, Phenolic and Coating Resins segment, and production was ceased at this facility. As a result, the estimated useful lives of certain long-lived assets related to this facility were shortened, and consequently, the Company incurred $14 of accelerated depreciation related to these assets, which is included in “Cost of sales” in the Consolidated Statements of Operations.

7. Related Party Transactions

Transactions with Apollo

As of the Company’s emergence from bankruptcy on July 1, 2019, Apollo is no longer a related party to the Company. The disclosures below are through July 1, 2019 and only reflect the time period when Apollo was a related party.

Management Consulting Agreement

The Company was party to a Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) pursuant to which the Company received certain structuring and advisory services from

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Confidential Treatment Requested by Hexion Holdings Corporation

Apollo and its affiliates. Apollo was entitled to an annual fee equal to the greater of $3 or 2% of the Company’s Adjusted EBITDA. Apollo elected to waive charges of any portion of the annual management fee due in excess of $3 for the calendar years 2018 and 2017.

During the years ended December 31, 2018 and 2017, the Company recognized expense under the Management Consulting Agreement of $3. This amount is included in “Other operating expense, net” in the Company’s Consolidated Statements of Operations. In conjunction with the Company’s Chapter 11 proceedings and the Support Agreement filed on April 1, 2019, Apollo agreed to waive its annual management fee for 2019. In connection with the Company’s emergence from Chapter 11, the Management Consulting Agreement was terminated pursuant to the Confirmation Order, as of the Effective Date.

Support Agreement

Pursuant to the Support Agreement, Apollo received a $2.5 senior unsecured note maturing on March 31, 2020, payable upon the earlier of the maturity date or an initial public offering or listing on NYSE or NASDAQ. This note was paid in full in December 2019.

Purchases and Sales of Products and Services with Apollo Affiliates

The Company sells products to various Apollo affiliates. These sales were $1, $2 and $4 for the period January 1, 2019 through July 1, 2019, years ended December 31, 2018 and 2017, respectively. Accounts receivable from these affiliates were less than $1 at December 31, 2018. There were no purchases for the period January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017. The Company had no accounts payable to these affiliates at December 31, 2018.

Transactions with MPM

As of May 15, 2019, MPM was no longer under the common control of Apollo and, accordingly, is no longer a related party to the Company.

Shared Services Agreement

On October 1, 2010, the Company entered into a shared services agreement with Momentive Performance Materials Inc. (“MPM”) (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings), as amended in October 2014 (the “Shared Services Agreement”). Under this agreement, the Company provided to MPM, and MPM provided to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. The Shared Services Agreement established certain criteria upon which the costs of such services are allocated between the Company and MPM.

On February 11, 2019, MPM provided notice of its intention to terminate the Shared Services Agreement, effective March 14, 2019. The termination triggers a period of up to 14 months during which time the parties will work together to facilitate an orderly transition of services provided under the Shared Services Agreement.

Pursuant to the Shared Services Agreement, the below table summarizes the transactions between the Company and MPM:

	Predecessor
	January 1, 2019 through July 1, 2019	Year Ended December 31,
		2018	2017
Total cost pool—Hexion(1)(2)	$15	$28	$48
Total cost pool—MPM(1)(2)	14	21	38

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Confidential Treatment Requested by Hexion Holdings Corporation

(1)

Included in the cost pools during the period January 1, 2019 through July 1, 2019 and years ended December 31, 2018, and 2017, were net billings from Hexion to MPM of $11, $14, and $26, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable agreed upon allocation. The allocation percentages for Hexion and MPM, respectively, were 52% and 48% for the period January 1, 2019 through July 1, 2019, 57% and 43% in 2018 and 56% and 44% in 2017. The scope of services and allocation percentages are reviewed by the Steering Committee pursuant to the terms of the Shared Services Agreement. The Company had accounts receivable from MPM of $2 at December 31, 2018.

(2)	Shared Service Agreements transactions with MPM reported above are through May 15, 2019 and only reflect the time period when MPM was a related party.

Sales and Purchases of Products and Services with MPM

The Company also sells products to, and purchases products from, MPM. During each of the years ended December 31, 2018, and 2017, the Company sold less than $1 of products to MPM. There were no products sold during the period January 1, 2019 through July 1, 2019. During the period January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018, and 2017, the Company earned $1 from MPM as compensation for acting as distributor of products. The Company had $3 of accounts payable to MPM at December 31, 2018. Refer to the below table for the summary of the purchases of products with MPM:

	Predecessor
	January 1, 2019 through July 1, 2019	Year ended December 31,
		2018	2017
Purchases from MPM(1)	$10	$32	$24

(1)	Purchases from MPM are through May 15, 2019 and only reflect the time period when MPM was a related party

Other Transactions and Arrangements

The Company sells products and provides services to, and purchases products from, its other joint ventures which are accounted for under the equity method of accounting. Refer to the below table for a summary of the sales and purchases with the Company and its joint ventures which are recorded under the equity method of accounting:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,
			2018	2017
Sales to joint ventures	$2	$2	$9	$17
Purchases from joint ventures	2	2	6	14

	Successor	Predecessor
	December 31, 2019	December 31, 2018
Accounts receivable from joint ventures	$1	$2
Accounts payable to joint ventures	<1	<1

In addition to the joint ventures disclosed above, the Company had a loan receivable of $7 at both December 31, 2019 and 2018, respectively, from its unconsolidated forest products joint venture in Russia.

8. Goodwill and Intangible Assets

In connection with the Company’s emergence from Chapter 11 and application of fresh start accounting, the excess of reorganization value over the fair value of identified tangible and intangible assets of $178 was

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Confidential Treatment Requested by Hexion Holdings Corporation

recorded as goodwill as of July 1, 2019. The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31, 2019 and 2018:

	Successor				Predecessor
	2019				2018
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Forest Products Resins	$141	$—	$—	$141	$80	$—	$(12)	$68
Epoxy, Phenolic and Coating Resins	37	—	—	37	111	(70)	—	41

Total	$178	$—	$—	$178	$191	$(70)	$(12)	$109

The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2019 and 2018 are as follows:

	Forest Products Resins	Epoxy, Phenolic and Coating Resins	Total
Predecessor
Goodwill balance at December 31, 2017	$71	$42	$113
Divestitures	(1)	—	(1)
Foreign currency translation	(2)	(1)	(3)

Goodwill balance at December 31, 2018	68	41	109
Foreign currency translation	(1)	—	(1)

Goodwill balance at June 30, 2019	67	41	108
Elimination of Predecessor Goodwill	(67)	(41)	(108)

Goodwill balance at July 1, 2019	$—	$—	$—

Recording of Successor Goodwill(1)	141	37	178
Successor
Goodwill balance at July 2, 2019	$141	$37	$178
Adjustments(2)	—	—	—

Goodwill balance at December 31, 2019	$141	$37	$178

(1)	Recording of the Successor Company goodwill in accordance with the application of fresh start accounting. Refer to Note 4 for more details.
(2)	There were no foreign currency adjustments nor impairments related to Successor Company goodwill for the period July 2, 2019 through December 31, 2019 .

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Confidential Treatment Requested by Hexion Holdings Corporation

The Company’s intangible assets with identifiable useful lives consist of the following as of December 31, 2019 and 2018:

	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization(1)	Net Book Value
Successor	2019
Customer relationships	$968	$—	$(23)	$945
Trademarks	141	—	(4)	137
Technology	110	—	(4)	106

Total	$1,219	$—	$(31)	$1,188

	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization(1)	Net Book Value
Predecessor	2018
Patents and technology	$112	$—	$(100)	$12
Customer lists and contracts	109	(22)	(83)	4
Other	25	—	(14)	11

Total	$246	$(22)	$(197)	$27

(1)	The impact of foreign currency translation on intangible assets is included in accumulated amortization in the table above.

On July 1, 2019, as part of the application of fresh start accounting, the Company’s existing intangible assets were eliminated and new intangible assets were established at their estimated fair value as of July 1, 2019. New intangible assets were established for customer relationships, trademarks, and technology. See Note 4 for more information.

In 2018, as a result of the indefinite idling of an oilfield manufacturing facility with the Epoxy, Phenolic and Coating Resins segment, the remaining U.S. oilfield asset group was evaluated for impairment utilizing a discounted cash flow approach, resulting in an additional impairment of $5 that was recorded during the first quarter of 2018 related to an existing customer relationship intangible asset, which is included in “Asset impairments” in the Consolidated Statements of Operations for the year ended December 31, 2018.

Total intangible amortization expense for the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017 was $28, $3, $10 and $12, respectively.

Estimated annual intangible amortization expense for 2020 through 2024 is as follows:

2020	$60
2021	60
2022	60
2023	60
2024	60

9. Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy

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Confidential Treatment Requested by Hexion Holdings Corporation

which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•

Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

As of December 31, 2019, the Company had derivative liabilities related to foreign exchange, electricity and natural gas contracts of less than $1, which were measured using Level 2 inputs, and consist of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the Successor period July 2, 2019 through December 31, 2019, the Predecessor period January 1, 2019 through July 1, 2019 and for the year ended December 31, 2018.

The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At December 31, 2019 and 2018, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Forward Contract

On June 26, 2019, the Predecessor Company entered into a foreign exchange forward contract (the “FX Contract”) to manage the foreign currency risk associated with the Euro denominated tranche of the new Term Loan Facility in an aggregate notional amount of €425M, in connection with the completion of the Plan on July 1, 2019 (see Note 10). The FX Contract committed the counterparty to exchange Euro denominated currency for U.S. dollar currency on July 1, 2019, the funding date of the Term Loan Facility. At the funding date, the FX Contract was settled for a loss of less than $1 within the Company’s Consolidated Statement of Operations.

Interest Rate Swap

On October 10, 2019, the Company executed an interest rate swap syndication agreement with Credit Suisse International where Hexion receives a variable 3-month LIBOR, and pays fixed interest rate swaps, beginning January 1, 2020 through January 1, 2025 (the “Hedge”) for a total notional amount of $300. The purpose of this arrangement is to hedge the variability caused by quarterly changes in cash flow due to associated changes in LIBOR for $300 of the total $725 of the Company’s variable rate Senior Secured Term Loan denominated in USD. The Company has evaluated this transaction and designated this derivative instrument as a cash flow hedge for hedge accounting under Accounting Standard Codification, No. 815, “Derivatives and hedging,” (“ASC 815”). Hedge accounting under ASC 815 required the Company to formally document at inception the relationship between the hedging instrument and the hedged item, the risk management objective, strategy and the evaluation of effectiveness of the hedged transaction. For the Hedge, the Company will record changes in the fair value of the derivative in other comprehensive income (“OCI”) and will subsequently reclassify gains and losses from these changes in fair value from OCI to Consolidated Statement of Operations in the same period that the hedged transaction affects net income and in the same Consolidated Statement of Operations category as the

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Confidential Treatment Requested by Hexion Holdings Corporation

hedged item, “Interest expense, net”. During the Successor period July 2, 2019 through December 31, 2019, the Company recorded an unrealized gain from the change in the fair value of the derivative of $2 which is included in “Unrealized gain on cash flow hedge” within OCI.

Interest Rate Cap

On October 22, 2019, the Company executed an interest rate cap derivative instrument for a premium amount of less than $1. The objective of this instrument is to partially eliminate the variability of cash flows in future interest payments for a notional amount of $375 of its variable rate Senior Secured Term Loan when 3-month LIBOR is above 2.50%, beginning January 1, 2020 through January 1, 2023. This instrument is a derivative under ASC 815 that does not qualify for hedge accounting and as a result, changes in fair value will be recognized within earnings in the Consolidated Statement of Operations throughout the term of the instrument. For the year ended December 31, 2019, the Company recognized a gain of less than $1 which is included in “Other operating expense, net” on the Consolidated Statement of Operations.

Non-derivative Financial Instruments

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
Successor
December 31, 2019
Debt	$1,785	$—	$1,751	$64	$1,815
Predecessor
December 31, 2018
Debt	$3,815	$—	$2,679	$66	$2,745

Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

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Confidential Treatment Requested by Hexion Holdings Corporation

10. Debt Obligations

Debt outstanding at December 31, 2019 and 2018 is as follows:

	Successor		Predecessor
	December 31, 2019		December 31, 2018
	Long- Term	Due Within One Year	Long- Term	Due Within One Year
Senior Secured Credit Facility:
ABL Facility (Predecessor)	$—	$—	$—	$137
ABL Facility (Successor)	—	—	—	—
Senior Secured Term Loan—USD due 2026 (includes $7 of unamortized debt discount at December 31, 2019)	708	7	—	—
Senior Secured Term Loan—EUR due 2026 (includes $4 of unamortized debt discount at December 31, 2019)	473	—	—	—
Senior Notes:
7.875% Senior Notes due 2027	450	—	—	—
Senior Secured Notes:
6.625% First-Priority Senior Secured Notes due 2020	—	—	—	1,550
10.00% First-Priority Senior Secured Notes due 2020	—	—	—	315
10.375% First-Priority Secured Notes due 2022	—	—	—	560
13.75% Senior Secured Notes due 2022	—	—	—	225
9.00% Second-Priority Senior Secured Notes due 2020	—	—	—	574
Debentures:
9.2% debentures due 2021	—	—	—	74
7.875% debentures due 2023	—	—	—	189
Other Borrowings:
Australia Facility due 2021 at 3.9% and 4.8% at December 31, 2019 and 2018, respectively	27	4	30	4
Brazilian bank loans at 9.2% and 10.0% at December 31, 2019 and 2018, respectively	7	34	12	41
Lease obligations(1)	50	14	56	10
Other at 5.0% and 5.3% at December 31, 2019 and 2018, respectively	—	11	1	37

Total	$1,715	$70	$99	$3,716

(1)

Lease obligations include finance leases and sale leaseback financing arrangements. Amounts reflected for December 31, 2018 represent capital lease obligations and sale leaseback financing arrangements as recorded under ASC 840.

In consummation of the Plan, on July 1, 2019, the 1L Note holders received their pro rata share of (a) cash in the amount of $1.450 billion (less the sum of adequate protection payments paid on account of the 1L Notes during the Chapter 11 cases), (b) 72.5% of new common equity of Hexion Holdings (“New Common Equity”) (subject to the Agreed Dilution), and (c) 72.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering.

Additionally, the owners of the 1.5L Notes, 2L Notes, and Unsecured Notes received their pro rata share of (a) 27.5% of the New Common Equity (subject to the Agreed Dilution) and (b) 27.5% of the rights to purchase additional New Common Equity pursuant to the Rights Offering. See Note 3 for more information.

As discussed in Note 1, there was substantial doubt as to the Company’s ability to continue as a going concern as of December 31, 2018. The Bankruptcy Petitions constituted an event of default that accelerated the

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Confidential Treatment Requested by Hexion Holdings Corporation

Company’s obligations under its Predecessor ABL Facility and 1L Notes, the 1.5L Notes, the 2L Notes, and the Unsecured Notes. As such, all outstanding debt as of December 31, 2018 related to these debt instruments were classified as “Debt payable within one year” in the audited Consolidated Balance Sheets and related footnote disclosures. As of December 31, 2019, the Company expects to continue as a going concern for the next twelve months and therefore all of the outstanding debt is classified in accordance with its contractual maturities.

In connection with the filing of the Bankruptcy Petitions, on April 3, 2019, as described in Note 3 the proceeds of the DIP Term Loan Facility were used in part to repay in full the outstanding obligations under the Company’s existing asset-based revolving credit agreement ABL Facility.

Successor Credit Facilities and Senior Notes

ABL Facility

On July 1, 2019, in connection with the Emergence, the Company, Hexion Canada Inc., a Canadian corporation (the “Canadian ABL Borrower”), Hexion B.V., a company organized under the laws of The Netherlands (the “Dutch ABL Borrower”), Hexion GmbH, a company organized under the laws of Germany (the “German ABL Borrower”), Hexion UK Limited, a corporation organized under the laws of England and Wales (the “U.K. ABL Borrower” and, together with the Company, the Canadian ABL Borrower, the Dutch ABL Borrower and the German ABL Borrower, the “ABL Borrowers”) entered into a senior secured ABL Facility with the lenders and other parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, in an aggregate principal amount of $350, under which the ABL Borrowers may borrow funds from time to time and up to $150 amount of which is available through a subfacility in the form of letters of credit, in each case subject to a borrowing base, as further described below. In addition, the Company may request one or more incremental facilities in an aggregate amount equal to the greater of (i) $100 and (ii) the excess of the borrowing base over $350.

The ABL Facility will mature and the commitments thereunder will terminate on July 1, 2024 and bears interest based on an adjusted LIBOR rate, EURIBOR or an alternate base rate (depending on the currency of the borrowing), in each case plus an applicable initial margin of 1.50% or, in the case of the alternate base rate, 0.50%, which margin may increase or decrease depending on the average availability under the ABL Facility.

The borrowing base is, at any time of determination, an amount (net of reserves) equal to the sum of:

•

in the case of the borrowing base for the Company’s U.S., U.K., Dutch and Canadian subsidiaries, 85% of the amount of eligible receivables (or 90% of the amount of “investment grade” eligible receivables) (including trade receivables), plus

•

in the case of the borrowing base for the Company’s U.S., U.K., Dutch and Canadian subsidiaries, the lesser of (i) 70% of the amount of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory, plus

•

in the case of the borrowing base for the Company’s U.K., Dutch, Canadian and German subsidiaries, the lesser of (i) the sum of (a) 80% of the amount of eligible machinery and equipment appraised on a net orderly liquidation basis and (b) 75% of the appraised fair market value of eligible real property of the loan parties in Canada, England and Wales, the Netherlands and Germany and (ii) the lesser of (x) 20% of the total commitments and (y) 20% of the borrowing base of the borrowers without giving effect to the additional borrowing base from the eligible machinery and equipment and eligible real property, plus

•

in the case of the borrowing base for the Company’s U.S. and Canadian subsidiaries, 100% of unrestricted cash, in each case held in an account subject to the springing control of the agent; provided, that the cash component of the borrowing base shall not constitute more than the lesser of (x) 15.0% of the total commitments and (y) 15.0% of the borrowing base of the borrowers (calculated prior to giving effect to such limitation).

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Confidential Treatment Requested by Hexion Holdings Corporation

The borrowing base of the U.K., Dutch and German subsidiaries may not exceed the greater of 50% of the total commitments and 50% of the borrowing base of the ABL Borrowers. On the closing date of the ABL Facility, as adjusted for the consummation of the Plan and related transactions, the borrowing base reflecting various required reserves was determined to be approximately $350.

In addition to paying interest on outstanding principal under the ABL Facility, the Company is required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.50% or 0.375% per annum depending on the average utilization of the commitments. The Company also pays a customary letter of credit fee, including a fronting fee of 0.125% per annum of the daily average stated amount of each outstanding letter of credit, and customary agency fees.

Outstanding loans under the ABL Facility may be voluntarily repaid at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

The obligations of the Company under the ABL Facility are unconditionally guaranteed by the Company’s direct parent, Hexion Intermediate, and each of the Company’s existing and future wholly-owned material U.S. subsidiaries, which the Company refers to as the “U.S. ABL Guarantors.” In addition, all obligations of the foreign subsidiary borrowers under the ABL Facility are guaranteed by the U.S. ABL Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries, which the Company refers to collectively as the “Foreign ABL Guarantors” and, together with the U.S. ABL Guarantors, the “ABL Guarantors.”

In addition, the ABL Facility requires the Company to maintain a minimum fixed charge coverage ratio at any time when the excess availability is less than the greater of (x) $30 and (y) 10.0% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time. In that event, the Company must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. The Company was in compliance with all ABL Facility provisions as of December 31, 2019.

New Senior Secured Term Loan Facility

Additionally, in connection with the completion of the Plan, on July 1, 2019, the Company and Hexion International Cooperatief U.A., a company organized under the laws of the Netherlands (the “Dutch Term Loan Borrower” and, together with the Company, the “Term Loan Borrowers”), entered into a senior secured term loan facility with the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (the “Term Loan Facility”), which consists of (i) a USD denominated tranche in an aggregate principal amount of $725 (“Senior Secured Term Loan—USD”) borrowed by the Company and (ii) a EUR denominated tranche in an aggregate principal amount of €425 (“Senior Secured Term Loan—EUR”) borrowed by the Dutch Term Loan Borrower. In addition, the Company may request one or more incremental facilities in an aggregate amount up to the sum of $425 and amounts that may be incurred pursuant to certain leverage and coverage ratios.

The Term Loan Facility will mature on July 1, 2026 and bears interest based on (i) in the case of the USD tranche, at the Company’s option, an adjusted LIBOR rate or an alternate base rate, in each case plus an applicable margin equal to 3.50% or, in the case of the alternate base rate, 2.50% and (ii) in the case of the EUR tranche, EURIBOR plus an applicable margin equal to 4.00%. As of December 31, 2019, the effective interest for the Company’s Term Loan Facility on the USD tranche and EUR tranche was 5.82% and 4.00%, respectively.

The obligations of the Company under the Term Loan Facility are unconditionally guaranteed by Hexion Intermediate and each of the Company’s existing and future wholly owned material U.S. subsidiaries, which subsidiaries the Company refers to collectively as “U.S. Term Guarantors”. In addition, all obligations of the Dutch Term Loan Borrower under the Term Loan Facility are guaranteed by Hexion Intermediate, the Company, the U.S. Term Guarantors and certain other direct and indirect wholly-owned foreign subsidiaries, which foreign subsidiaries the Company collectively refers to as the “Foreign Term Guarantors” (together with the U.S. Term Guarantors, the “Subsidiary Term Guarantors” and, together with Hexion Intermediate, the “Term Guarantors”).

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Confidential Treatment Requested by Hexion Holdings Corporation

The Credit Facilities contain among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. The Credit Facilities also contain certain other customary affirmative covenants and events of default. If the Company fails to perform its obligations under these and other covenants, the Credit Facilities could be terminated and any outstanding borrowings, together with accrued interest, under the Credit Facilities could be declared immediately due and payable. There were no covenant violations or events of default as of December 31, 2019.

Indenture and 7.875% Senior Notes due 2027

The Company entered into an indenture, dated as of July 1, 2019 (the “Indenture”), among the Company, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee, and issued $450 aggregate principal amount of 7.875% Senior Notes due 2027 (the “Senior Notes”) thereunder. The Senior Notes are guaranteed on a senior basis by the Company’s existing domestic subsidiaries that guarantee its obligations under its Credit Facilities (as defined below) (the “Guarantors”) on a full and unconditional basis. The following is a brief description of the material provisions of the Indenture and the Senior Notes.

The Senior Notes will mature on July 15, 2027. Interest on the Senior Notes will accrue at the rate of 7.875% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on January 15, 2020.

Optional Redemption. At any time prior to July 15, 2022, the Company may redeem the Senior Notes, in whole or in part, at a price equal to 100% of the principal amount of the Senior Notes redeemed, plus an applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

In addition, at any time prior to July 15, 2022, the Company may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price of 107.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of certain equity offerings; provided that at least 50% of the aggregate principal amount of the Senior Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its subsidiaries); and provided, further, that such redemption occurs within 90 days of the date of the closing of such equity offering.

On and after July 15, 2022, the Company may redeem all or a part of the Senior Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2022	103.94%
2023	101.97%
2024 and thereafter	100.00%

Change of Control. If a change of control (as defined in the Indenture) occurs, holders of the Senior Notes will have the right to require the Company to repurchase all or any part of their Senior Notes at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes repurchased, plus accrued and unpaid interest, if any, to the repurchase date.

Certain Covenants. The Indenture governing the Senior Notes contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate

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Confidential Treatment Requested by Hexion Holdings Corporation

transactions, capital expenditures and the maintenance of certain financial ratios. At such time as (1) the Senior Notes have an investment grade rating from both of Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Services and (2) no default has occurred and is continuing under the Indenture, certain of these and other covenants will be suspended and cease to be in effect.

Events of Default. The Indenture also provides for certain customary events of default, including, among others, nonpayment of principal or interest, failure to pay final judgments in excess of a specified threshold, failure of a guarantee to remain in effect, bankruptcy and insolvency events, and cross acceleration, which would permit the principal, premium, if any, interest and other monetary obligations on all the then outstanding Senior Notes to be declared due and payable immediately.

Intercreditor Agreement

On July 1, 2019, in connection with the Emergence, JPMorgan Chase Bank, N.A., as collateral agent under each of the Credit Facilities, and the Company and certain of its subsidiaries entered into an ABL Intercreditor Agreement that, among other things, sets forth the relative lien priorities of the secured parties under the Credit Facilities on the collateral shared by the ABL Facility and the Term Loan Facility.

Predecessor ABL Facility

In December 2016, the Company entered into an amended and restated ABL Facility (the “Predecessor ABL Facility”). Availability under the Predecessor ABL Facility was $350, subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory. The Predecessor ABL Facility included certain international property plant and equipment as collateral up to $70. The borrowers under the Predecessor ABL Facility included the Company and Hexion Canada Inc., Hexion B.V., Hexion UK Limited, Borden Chemical UK Limited and Hexion Gmbh, each a wholly owned subsidiary of the Company.

The Predecessor ABL Facility bore interest at a floating rate based on, at the Company’s option, an adjusted LIBOR rate plus an initial applicable margin of 2.25% or an alternate base rate plus an initial applicable margin of 1.25%. As of December 31, 2018, the applicable margin for LIBOR rate loans was 2.25% and for alternate base rate loans was 1.25%. In addition to paying interest on outstanding principal under the ABL Facility, the Company was required to pay a commitment fee to the lenders in respect of the unutilized commitments at an initial rate equal to 0.50% per annum, subject to adjustment depending on the usage. The ABL Facility did not have any financial maintenance covenants, other than a fixed charge coverage ratio of 1.0 to 1.0 that only applies if availability under the ABL Facility is less than the greater of (a) $35 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio for the most recent four consecutive fiscal quarters of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured for the four most recent quarters in which financial statements have been delivered. The Predecessor ABL Facility is secured by, among other things, first-priority liens on most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries (the “Predecessor ABL Priority Collateral”), and by second-priority liens on certain collateral that generally includes most of the Company’s, its domestic subsidiaries’ and certain of its foreign subsidiaries’ assets other than the Predecessor ABL Priority Collateral, in each case subject to certain exceptions and permitted liens. Available borrowings under the ABL Facility were $165 as of December 31, 2018.

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Confidential Treatment Requested by Hexion Holdings Corporation

Predecessor Notes and Debentures

	Origination Date	Interest Payable	Principal Amount	Maturity Date
6.625% First-Priority Senior Secured Notes	March 2012	6.625%	$450	April 2020
6.625% First-Priority Senior Secured Notes	January 2013	6.625%	$1,100	April 2020
10.00% First-Priority Senior Secured Notes	April 2015	10.00%	$315	April 2020
10.375% First-Priority Senior Secured Notes	February 2017	10.375%	$560	February 2022
13.75% Senior Secured Notes	February 2017	13.75%	$225	February 2022
9.00% Second-Priority Senior Secured Notes	November 2010	9.00%	$574	November 2020
9.20% debentures	March 1991	9.20%	$74	March 2021
7.875% debentures	May 1993	7.875%	$189	February 2023

The First-Priority Senior Secured Notes were secured by first-priority liens on collateral that generally included most of the Company’s and its domestic subsidiaries’ assets other than inventory and accounts receivable and related assets (the “Predecessor Notes Priority Collateral”), and by second-priority liens on the domestic portion of the Predecessor ABL Priority Collateral, in each case subject to certain exceptions and permitted liens. The Second-Priority Senior Notes were secured by second-priority liens on collateral that was substantial the same as the First-Priority Senior Secured Notes.

Other Borrowings

The Company’s Australian Term Loan Facility has a variable interest rate equal to the 90 day Australian or New Zealand Bank Bill Rates plus an applicable margin. The agreement also provides access to a $7 revolving credit facility of which there were $1 outstanding borrowings at December 31, 2019 and no outstanding borrowings at December 31, 2018. In February 2018, the Company extended its Australian Term Loan Facility through January 2021.

The Brazilian bank loans represent various bank loans, primarily for working capital purposes and to finance the construction of manufacturing facilities.

The Company’s other debt obligations represent various international credit facilities in China, Colombia and Korea to fund working capital needs and capital expenditures. While these facilities are primarily unsecured, portions of the lines are collateralized by equipment and cash and short term investments at December 31, 2019.

The Company’s lease obligations classified as debt on the Consolidated Balance Sheets include finance leases and sale leaseback financing arrangements, which range from one to fifteen year terms for equipment, pipeline, land and buildings. Amounts reflected for December 31, 2018 represent capital lease obligations and sale leaseback financing arrangements as recorded under ASC 840.

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Confidential Treatment Requested by Hexion Holdings Corporation

Scheduled Maturities

Aggregate maturities of debt, excluding amortization of debt discounts, at December 31, 2019 for the Company are as follows:

Year	Debt
2020	$73
2021	57
2022	33
2023	16
2024	8
2025 and thereafter	1,615

Total minimum payments	1,802
Less: Amount representing interest	(6)

Present value of minimum payments	$1,796

11. Leases

The Company leases certain buildings, warehouses, rail cars, land and operating equipment under both operating and finance leases expiring on various dates through 2044. Leases with an initial term of 12 months or less are not recorded on the balance sheet and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, the Company combines lease and non-lease components.

The Company determines if a contract is a lease at the inception of the arrangement. The Company reviews all options to extend, terminate, or purchase its right of use assets at the inception of the lease and accounts for these options when they are reasonably certain of being exercised. Nearly all of the Company’s lease contracts do not provide a readily determinable implicit rate. For these contracts, the Company estimates the incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Lease Costs

The table below summarizes the lease costs for the for the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period January 1, 2019 through July 1, 2019:

	Classification	Successor	Predecessor
		July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
Operating lease expense	Operating (loss) income	$19	$18
Short-term lease expense	Operating (loss) income	2	5
Amortization expense	Operating (loss) income	1	1
Interest expense from financing leases	Interest expense, net	<1	<1
Variable lease expense	Operating (loss) income	3	2

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Confidential Treatment Requested by Hexion Holdings Corporation

Balance Sheet Classification

The table below presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheet:

Successor
	Classification	December 31, 2019(1)
Assets:
Operating(1)	Operating lease assets	$122
Finance(2)	Machinery and Equipment	10

Total leased assets		$132

Liabilities:
Current
Operating	Current portion of operating lease liabilities	$22
Finance	Debt payable within one year	4
Noncurrent
Operating	Operating lease liabilities	86
Finance	Long-term debt	3

Total leased liabilities		$115

(1)	Operating lease assets include $14 of favorable leasehold interests as of December 31, 2019.
(2)	Finance lease assets are recorded net of accumulated amortization for the Successor Period of $1 as of December 31, 2019.

Other Lease Information

Cash paid for operating leases approximated operating lease expense and non-cash right-of-use asset amortization for the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period January 1, 2019 through July 1, 2019. The table below presents other cash consideration detail for the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period January 1, 2019 through July 1, 2019:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019
Cash paid for finance leases	$2	$2
Right-of-use assets obtained in exchange for operating lease	2	1
Right-of-use assets obtained in exchange for finance lease obligations	—	3

The tables below present supplemental information related to leases as of December 31, 2019:

Successor	December 31, 2019
Weighted-average remaining lease term (years)
Operating leases	10.4
Finance leases	1.7
Weighted-average discount rate
Operating leases	5.75%
Finance leases	10.00%

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Confidential Treatment Requested by Hexion Holdings Corporation

The table below reconciles the undiscounted cash flows for each of the first five years and the total of the remaining years to the finance lease liabilities and operating lease liabilities recorded on the Successor Company’s Consolidated Balance Sheet as of December 31, 2019:

Year	Minimum Rentals Under Operating Leases	Minimum Payments Under Finance Leases(1)
2020	$28	$3
2021	21	3
2022	14	—
2023	11	—
2024	4	—
2025 and thereafter	66	2

Total lease payments	$144	$8
Less: Amount representing interest	(36)	(1)

Present value of lease liabilities	$108	$7

(1)	Amounts exclude sale leaseback financing arrangements which are not considered leases under Topic 842.

Disclosures related to periods prior to adoption of ASU 2016-02

The Company adopted ASU 2016-02 using a retrospective adoption method at January 1, 2019. See Note 2 for more information. The following is the minimum lease commitments under the previous lease guidance (ASC 840) as of December 31, 2018, as disclosed in the Predecessor Company’s most recent Annual Report on Form 10-K.

Predecessor
Year	Minimum Rentals Under Operating Leases	Minimum Payments Under Capital Leases
2019	$33	$15
2020	24	20
2021	20	13
2022	13	26
2023	10	9
2024 and thereafter	61	1

Total minimum payments	$161	84

Less: Amount representing interest		(18)

Present value of minimum payments		$66

12. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

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Confidential Treatment Requested by Hexion Holdings Corporation

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at December 31, 2019 and 2018:

	Liability		Range of Reasonably Possible Costs as of December 31, 2019
	Successor	Predecessor
Site Description	December 31, 2019	December 31, 2018	Low	High
Geismar, LA	$12	$13	$9	$22
Superfund and offsite landfills—allocated share:
Less than 1%	3	3	2	6
Equal to or greater than 1%	6	5	5	14
Currently-owned	8	6	4	14
Formerly-owned:
Remediation	21	22	18	40
Monitoring only	1	1	1	1

Total	$51	$50	$39	$97

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At December 31, 2019 and 2018, $18 and $11, respectively, has been included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”

Following is a discussion of the Company’s environmental liabilities and the related assumptions at December 31, 2019:

Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.

A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.

Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 20 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 20 years, is approximately $16. Over the next five years, the Company expects to make ratable payments totaling $5.

Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States

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Confidential Treatment Requested by Hexion Holdings Corporation

Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with our former phosphate mining and processing operations, could be material. The Company has accrued those costs for formerly-owned sites which are currently probable and reasonably estimable. One such site is the Coronet Industries, Inc. Superfund Alternative Site in Plant City, Florida. The Company signed a settlement agreement in 2016 with the current site owner and a past site owner, pursuant to which the Company paid $10 for past remediation costs and accepted a 40% allocable share of specified future remediation costs at this site. The Company estimates its allocable share of future remediation costs to be approximately $12. The final costs to the Company will depend on natural variations in remediation costs, including unforeseen circumstances, agency requests, new contaminants of concern and the ongoing financial viability of the other PRPs.

Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.

Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $3 and $2 at December 31, 2019 and 2018, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At December 31, 2019 and 2018, $2 has been

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Confidential Treatment Requested by Hexion Holdings Corporation

included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”

Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.

Other Commitments and Contingencies

The Company has entered into contractual agreements with third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. These contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company has entered into contractual agreements with third parties to purchase feedstocks or other services. The terms of these agreements vary from one to fifteen years and may be extended at the Company’s request and are cancelable by either party as provided for in each agreement. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas. The Company is required to make minimum annual payments under these contracts as follows:

Year	Minimum Annual Purchase Commitments
2020	$151
2021	109
2022	51
2023	38
2024	38
2025 and beyond	273

Total minimum payments	660
Less: Amount representing interest	(60)

Present value of minimum payments	$600

13. Pension and Non-Pension Postretirement Benefit Plans

The Company sponsors defined benefit pension plans covering certain U.S. associates and certain non-U.S. associates primarily in Netherlands, Germany, Canada and Belgium. Benefits under these plans are generally based on eligible compensation and / or years of credited service. Retirement benefits in other foreign locations are primarily structured as defined contribution plans. During 2009, the Company implemented a change in its U.S. retirement benefits to shift to a defined contribution platform. Benefits under the defined benefit U.S. pension plan were frozen and the Company added an annual Company contribution to the U.S. defined contribution plan for eligible participants. Effective March 1, 2018, the Canadian pension plan was frozen to new entrants.

The Company also provides non-pension postretirement benefit plans to certain U.S. associates, to Canadian associates, to Brazilian associates and to certain associates in the Netherlands. The U.S. benefit primarily consists

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Confidential Treatment Requested by Hexion Holdings Corporation

of a life insurance benefit for a grandfathered group of retirees, for which premiums are paid by the Company. Effective December 31, 2018, this life insurance benefit was transferred to a third party financial institution, which moved the liability from the Company to the third party. The Canadian plans provide retirees and their dependents with medical and life insurance benefits, which are supplemental benefits to the respective provincial healthcare plan in Canada. The Brazilian plan became effective in 2012 as a result of a change in certain regulations, and provides retirees that contributed towards coverage while actively employed with access to medical benefits, with the retiree being responsible for 100% of the premiums. In 2014, the plan was amended such that 100% of the premiums of active employees are paid by the Company. The Netherlands’ plan provides a lump sum payment at retirement for grandfathered associates.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the period July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Pension Benefits
	Successor		Predecessor
	July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019		Year Ended December 31, 2018
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of period	$228	$678	$216	$583	$238	$636
Service cost	2	8	2	7	3	17
Interest cost	3	4	4	4	7	10
Actuarial losses (gains)	3	12	14	93	(12)	(38)
Foreign currency exchange rate changes	—	(8)	—	(3)	—	(32)
Benefits paid	(8)	(6)	(8)	(6)	(17)	(11)
Expenses paid from assets	(3)	—	—	—	(3)	—
Employee contributions	—	—	—	—	—	1

Benefit obligation at end of period	$225	$688	$228	$678	$216	$583
Change in Plan Assets
Fair value of plan assets at beginning of period	$196	$470	$185	$404	$213	$412
Actual return on plan assets	10	9	19	60	(8)	(1)
Foreign currency exchange rate changes	—	(5)	—	(2)	—	(20)
Employer contributions	2	15	—	14	—	23
Benefits paid	(8)	(6)	(8)	(6)	(17)	(11)
Expenses paid from assets	(3)	—	—	—	(3)	—
Employee contributions	—	—	—	—	—	1

Fair value of plan assets at end of period	197	483	196	470	185	404

Funded status of the plan at end of period	$(28)	$(205)	$(32)	$(208)	$(31)	$(179)

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Confidential Treatment Requested by Hexion Holdings Corporation

	Non-Pension Postretirement Benefits
	Successor		Predecessor
	July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019		Year Ended December 31, 2018
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of period	$—	$17	$—	$13	$5	$11
Interest cost	—	—	—	—	—	1
Actuarial (gains) losses	—	(4)	—	4	(1)	2
Foreign currency exchange rate changes	—	—	—	—	—	(1)
Plan settlements	—	—	—	—	(4)	—

Benefit obligation at end of period	$—	$13	$—	$17	$—	$13
Change in Plan Assets
Fair value of plan assets at beginning of period	$—	$—	$—	$—	$—	$—
Employer contributions	—	—	—	—	5	—
Plan settlements	—	—	—	—	(5)	—

Fair value of plan assets at end of period	—	—	—	—	—	—

Funded status of the plan at end of period	$—	$(13)	$—	$(17)	$—	$(13)

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Confidential Treatment Requested by Hexion Holdings Corporation

	Pension Benefits
	Successor		Predecessor
	December 31, 2019		July 1, 2019		December 31, 2018
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets consists of:
Noncurrent assets	$—	$8	$—	$8	$—	$—
Other current liabilities	—	(5)	—	(6)	—	(5)
Long-term pension and post employment benefit obligations	(28)	(208)	(32)	(210)	(31)	(174)
Accumulated other comprehensive loss	—	—	—	—	—	—

Net amounts recognized	$(28)	$(205)	$(32)	$(208)	$(31)	$(179)
Amounts recognized in Accumulated other comprehensive income consist of:
Net prior service cost (benefit)	$—	$—	$—	$—	$1	$(1)
Deferred income taxes	—	—	—	—	(1)	1

Net amounts recognized	$—	$—	$—	$—	$—	$—
Accumulated benefit obligation	$225	$648	$228	$634	$216	$548
Accumulated benefit obligation for funded plans	225	446	228	431	216	380
Pension plans with underfunded or non-funded accumulated benefit obligations:
Aggregate projected benefit obligation	$225	$224	$228	$225	$216	$187
Aggregate accumulated benefit obligation	225	216	228	217	216	181
Aggregate fair value of plan assets	197	13	196	13	185	12
Pension plans with projected benefit obligations in excess of plan assets:
Aggregate projected benefit obligation	$225	$287	$228	$286	$216	$584
Aggregate fair value of plan assets	197	74	196	71	185	403

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Confidential Treatment Requested by Hexion Holdings Corporation

	Non-Pension Postretirement Benefits
	Successor		Predecessor
	December 31, 2019		July 1, 2019		December 31, 2018
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets consists of:
Noncurrent assets	$—	$—	$—	$—	$—	$—
Other current liabilities	—	(1)	—	(1)	—	(1)
Long-term pension and post employment benefit obligations	—	(12)	—	(16)	—	(12)
Accumulated other comprehensive loss	—	—	—	—	(2)	—

Net amounts recognized	$—	$(13)	$—	$(17)	$(2)	$(13)
Amounts recognized in Accumulated other comprehensive income consist of:
Net prior service cost	$—	$—	$—	$—	$—	$1
Deferred income taxes	—	—	—	—	(2)	(1)

Net amounts recognized	$—	$—	$—	$—	$(2)	$—

The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro versus the U.S. dollar.

The Pension Protection Act of 2006 (the “2006 PPA”) provides for minimum funding levels on U.S. plans, and plans not meeting the minimum funding requirement may be subject to certain restrictions.

Following are the components of net pension and postretirement expense (benefit) recognized for the period July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017:

	Pension Benefits
	U.S. Plans
	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,
			2018	2017
Service cost	$2	$2	$3	$3
Interest cost on projected benefit obligation	3	4	7	7
Expected return on assets	(7)	(6)	(14)	(13)
Amortization of prior service cost	—	—	—	—
Unrealized actuarial loss (gain)(1)	—	1	11	(6)

Net (benefit) expense	$(2)	$1	$7	$(9)

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Confidential Treatment Requested by Hexion Holdings Corporation

	Non-U.S. Plans
	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,
			2018	2017
Service cost	$8	$7	$17	$16
Interest cost on projected benefit obligation	4	4	10	9
Expected return on assets	(6)	(6)	(13)	(11)
Amortization of prior service cost (benefit)	—	—	—	(1)
Unrealized actuarial loss (gain)(1)	9	39	(26)	1

Net expense (benefit)	$15	$44	$(12)	$14

	Non-Pension Postretirement Benefits
	U.S. Plans
	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,
			2018	2017
Interest cost on projected benefit obligation	$—	$—	$—	$—
Amortization of prior service benefit	—	—	—	—
Unrealized actuarial loss (gain)(1)	—	—	—	(1)

Net (benefit) expense	$—	$—	$—	$(1)

	Non-U.S. Plans
	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,
			2018	2017
Interest cost on projected benefit obligation	$—	$—	$1	$1
Amortization of prior service benefit	—	—	—	—
Unrealized actuarial loss (gain)(1)	(4)	4	2	1

Net (benefit) expense	$(4)	$4	$3	$2

(1)

Upon the application of fresh start accounting, the Company’s pension and other non-pension postretirement liabilities were remeasured as of July 1, 2019. As a result, for the period January 1, 2019 through July 1, 2019, total unrealized actuarial losses of $44 were recorded to “Reorganization, net” in the Consolidated Statements of Operations.

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For our European plans, most assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

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Confidential Treatment Requested by Hexion Holdings Corporation

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections. The Company’s pension and OPEB liabilities and related service and interest cost are calculated using a split-rate interest discounting methodology, whereby expected future cash flows related to these liabilities are discounted using multiple interest rates on a forward curve that correspond to the timing of the expected cash flows.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as the Plan’s investment advisors, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows for the period July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Pension Benefits
	Successor		Predecessor
	July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019		Year Ended December 31, 2018
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	3.1%	1.2%	3.3%	1.3%	4.1%	1.9%
Rate of increase in future compensation levels	—	3.4%	—	3.4%	—	2.3%

	Non-Pension Postretirement Benefits
	Successor		Predecessor
	July 2, 2019 through December 31, 2019		January 1, 2019 through July 1, 2019		Year Ended December 31, 2018
	U.S. Plans(1)	Non-U.S. Plans	U.S. Plans(1)	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	—%	5.2%	—%	6.9%	4.1%	6.3%
Rate of increase in future compensation levels	—	—	—	—	—	—
The weighted average assumed health care cost trend rates are as follows:
Health care cost trend rate assumed for next year	—%	5.7%	—%	6.2%	6.4%	6.2%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—%	4.0%	—%	4.0%	4.5%	4.0%
Year that the rate reaches the ultimate trend rate	—	2040	—	2040	2029	2040

(1)

As mentioned above as of December 31, 2018 the non-pension postretirement benefit plan offered to certain U.S. associates was transferred to a third party financial institution, which moved the liability from the Company to the third party.

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Confidential Treatment Requested by Hexion Holdings Corporation

The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the period July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017:

	Pension Benefits
	U.S. Plans				Non-U.S. Plans
	Successor	Predecessor			Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,		July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,
			2018	2017			2018	2017
Discount rate	3.3%	4.1%	3.5%	3.9%	1.3%	1.9%	1.9%	1.9%
Rate of increase in future compensation levels	—	—	—	—	3.4%	2.3%	2.4%	2.4%
Expected long-term rate of return on plan assets	6.6%	6.6%	6.7%	6.7%	2.6%	3.1%	3.1%	2.9%

Non-Pension Postretirement Benefits
	U.S. Plans				Non-U.S. Plans
	Successor(1)	Predecessor			Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,		July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year ended December 31,
			2018	2017			2018	2017
Discount rate	—%	4.1%	3.2%	3.4%	6.9%	6.3%	5.3%	6.1%
Rate of increase in future compensation levels	—	—	—	—	—	—	—	—
Expected long-term rate of return on plan assets	—	—	—	—	—	—	—	—

(1)

As mentioned above as of December 31, 2018 the non-pension postretirement benefit plan offered to certain U.S. associates was transferred to a third party financial institution, which moved the liability from the Company to the third party.

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for international non-pension postretirement benefits by approximately $2 and service cost and interest cost by a negligible amount. The impact on U.S. plans is negligible.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities, fixed income and alternative investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity, fixed-income and alternative investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments, while the Company’s Canadian plan includes a blend of Canadian securities with U.S. and other foreign investments. The alternative investments are allocated in a diversified fund structure with exposure to a variety of hedge fund strategies. Investment risk and performance is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset and liability studies. As plan funded status changes, adjustments to the diversified portfolio may be considered to reduce funded status volatility and better match the duration of plan liabilities.

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Confidential Treatment Requested by Hexion Holdings Corporation

The Company periodically reviews its target allocation of North American plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments.

The Company observes local regulations and customs governing its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target 2019
	2019	2018
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	35%	32%	35%
Debt securities	53%	55%	55%
Cash, short-term investments and other	12%	13%	10%

Total	100%	100%	100%

Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	22%	19%	23%
Debt securities	75%	78%	77%
Cash, short-term investments and other	3%	3%	—%

Total	100%	100%	100%

Fair Value of Plan Assets

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•

Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Certain investments measured at net asset value (“NAV”), as a practical expedient for fair value, have been excluded from the fair value hierarchy.

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Confidential Treatment Requested by Hexion Holdings Corporation

The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Fair Value Measurements Using
	2019				2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Large cap equity funds(1)	$—	$37	$—	$37	$—	$33	$—	$33
Small/mid cap equity funds(1)	—	6	—	6	—	5	—	5
International equity funds(1)	—	27	—	27	—	22	—	22
Fixed income securities(1)	—	103	—	103	—	102	—	102
Cash equivalents(2)	—	2	—	2	—	3	—	3

	$—	$175	$—	$175	$—	$165	$—	$165

Investments measured at fair value using net asset value as a practical expedient:
Other funds(3)				$22				$20

Total				$197				$185

The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Fair Value Measurements Using
	2019				2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Pooled insurance products with fixed income guarantee(1)	$—	$13	$—	$13	$—	$12	$—	$12
Cash equivalents(2)	—	1	—	1	—	—	—	—

	$—	$14	$—	$14	$—	$12	$—	$12

Investments measured at fair value using net asset value as a practical expedient:
Other international equity funds(3)				$108				$77
Other fixed income securities(3)				361				315

Total				$483				$404

(1)

Level 2 equity and fixed income securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held. The underlying asset values are based on observable inputs and quoted market prices.

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Confidential Treatment Requested by Hexion Holdings Corporation

(2)

Cash equivalents represent investment in a collective short term investment fund, which is a cash sweep for uninvested cash that earns interest monthly. For these investments, book value is assumed to equal fair value due to the short duration of the investment term.

(3)

Represents investments in commingled funds with exposure to a variety of hedge fund strategies, which are not publicly traded and have ongoing redemption restrictions. The Company’s interest in these investments is measured at net asset value per share as a practical expedient for fair value, which is derived from the underlying asset values in these funds, only some of which represent observable inputs and quoted market prices.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $29 to its defined benefit pension plans in 2020.

Estimated future plan benefit payments as of December 31, 2019 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2020	$18	$14	$—	$1
2021	18	13	—	—
2022	16	14	—	—
2023	16	15	—	—
2024	16	18	—	—
2025-2029	69	99	—	3

Defined Contribution Plans

The Company sponsors a number of defined contribution plans for its associates, primarily in the U.S., Canada, Europe and in the Asia-Pacific region. Full-time associates are generally eligible to participate immediately and may make pre-tax and after-tax contributions subject to plan and statutory limitations. For certain plans, the Company has the option to make contributions above the match provided in the plan based on financial performance.

As previously discussed, U.S retirement income benefits are provided under the Company’s defined contribution plan (the “401(k) Plan”). This plan allows eligible associates to make pre-tax contributions from 1% to 15% of eligible earnings for associates who meet the IRS definition of a highly compensated employee and up to 25% for all other associates up to the federal limits for qualified plans. Associates contributing to the 401(k) are eligible to receive matching contributions from the Company at 100% on contributions of up to 5% of eligible earnings. An additional matching contribution may be made if the Company achieves specified annual financial targets established at the beginning of each plan year. In addition, the Company makes an annual retirement contribution ranging from 3% to 7% of eligible compensation depending on years of benefit service. All associates who are actively employed on the last day of the year are eligible for the true-up match and annual retirement contribution, unless otherwise determined by collective bargaining agreements. Effective January 2, 2018, the 401(k) Plan added the option for eligible participants to make after-tax contributions to a Roth 401(k).

The Company incurred expense for contributions under its defined contribution plans of $6, $7, $17 and $16 during the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017, respectively.

Non-Qualified and Other Retirement Benefit Plans

The Company provides key executives in some locations with non-qualified benefit plans that provide participants with an opportunity to elect to defer compensation or to otherwise provide supplemental retirement

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Confidential Treatment Requested by Hexion Holdings Corporation

benefits in cases where executives cannot fully participate in the defined benefit or defined contribution plans because of plan or local statutory limitations. Most of the Company’s supplemental benefit plans are unfunded and benefits are paid from the general assets of the Company. The liabilities related to defined benefit supplemental benefits are included in the previously discussed defined benefit pension disclosures.

The Company maintains a non-qualified defined contribution plan (the “SERP”) that provides annual employer credits to eligible U.S. associates of 5% of eligible compensation above the IRS limit for qualified plans. The Company can also make discretionary credits under the SERP; however, no participant contributions are permitted. The account credits are made annually to an unfunded phantom account, in the following calendar year. Certain executives also previously earned benefits under U.S. non-qualified executive supplemental plans that were frozen prior to 2010.

The Company’s liability for these non-qualified benefit plans was $5 and $5 at December 31, 2019 and 2018, and is included in “Other long-term liabilities” in the Consolidated Balance Sheets.

The Company’s German subsidiaries offer a government subsidized early retirement program to eligible associates called Altersteilzeit or ATZ Plans. The German government provides a subsidy in certain cases where the participant is replaced with a qualifying candidate. The Company had liabilities for these arrangements of $2 and $1 at December 31, 2019 and 2018, respectively. The Company incurred expense for these plans of less than $1 for the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017, respectively.

Also included in the Consolidated Balance Sheets at December 31, 2019 and 2018 are other post-employment benefit obligations relating to long-term disability and for liabilities relating to European jubilee benefit plans of $4 and $4, respectively.

14. Stock Based Compensation

Cancellation and Expiration of Outstanding Equity Awards

As of the Effective Date, in conjunction with the Company’s emergence from Chapter 11, all outstanding unvested unit options and restricted deferred units of the Predecessor Company’s parent company, TopCo, were canceled, effective immediately (See Note 3 for more information). There was no financial statement impact as a result of these cancellations.

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Confidential Treatment Requested by Hexion Holdings Corporation

Successor Company Stock Based Awards

The following is a summary of the new stock based compensation plans issued after Emergence and their related outstanding shares as of December 31, 2019:

Plan Name	Shares Outstanding	Plan Expiration	Vesting Terms/Status	Option Term	Number of Shares Authorized
Hexion Holdings Corporation 2019 Omnibus Incentive Plan		August 2029		10 years	7,635,389
Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”):
2019 Grant
RSUs	1,034,100		Time-vest ratably over 3 years, but must be employed on July 1, 2022 in order to receive shares; Accelerated vesting upon change in control.

PSUs	2,412,894		Performance based with market conditions: Step vest over 4 years based on a 20 consecutive trading-day volume weighted average price per share from $20 to $30 per share. PSUs that vest by June 30, 2022 will be settled in July 2022 and remaining PSUs that vest by June 30, 2023 will be settled in July 2023.

Summary of Plans

On August 8, 2019, the Board of Directors of Hexion Holdings approved the Hexion Holdings Corporation 2019 Omnibus Incentive Plan (the “2019 Incentive Plan”), whereby Hexion Holdings is reserving shares of Class B Common Stock, par value $0.01 per share, representing 10% of Hexion Holding’s fully diluted equity as of the date of approval of the 2019 Incentive Plan, for issuance to employees, directors, and other key service providers in connection with stock options, restricted stock units, performance-based stock units and other equity-based awards (such as performance stock units) to be awarded from time to time as the Board determines. The restricted and performance stock units are deemed to be equivalent to one share of common stock of Hexion Holdings. The awards contain restrictions on transferability and other typical terms and conditions.

Restricted Stock Units

In September 2019, Hexion Holdings granted RSUs that time vest over three years with an aggregate grant date fair value of approximately $16. The fair value was determined using the estimated aggregate fair value of equity per share on the grant date. Compensation cost is recognized equally over the 3 year service period. For certain retirement eligible associates, the stock-based compensation cost is accelerated according to the plan

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Confidential Treatment Requested by Hexion Holdings Corporation

documents. Upon vesting, RSUs are settled in shares at the end of the three year vesting period. As of December 31, 2019, no RSUs have vested.

Performance Stock Units

In September 2019, Hexion Holdings granted PSUs with market conditions with an aggregate grant date fair value of approximately $29. The fair value was estimated at the grant date using a Monte Carlo valuation method. The Monte Carlo valuation method requires the use of a range of assumptions that include the risk-free interest rates of 1.49% to 1.87% and expected volatility rates ranged from 39% to 60%. The expected life assumption is not used in the Monte Carlo valuation method, but the output of the model indicated a weighted-average expected life of 3.8 years. The PSUs step vest over four years upon the achievement of the pre-established goals by the end of the fourth year of the term. PSUs that vest by June 30, 2022 will be settled in shares in July 2022 and remaining PSUs that vest by June 30, 2023 will be settled in shares by July 2023. As of December 31, 2019, the market conditions have not been met and no PSUs have vested. Compensation cost will be recognized over 3.8 years and adjusted accordingly as vesting conditions are met. For certain retirement eligible associates, the recognition of stock-based compensation cost is accelerated according to the plan documents.

Financial Statement Impact

Although the 2019 Incentive Plan was issued by Hexion Holdings, the underlying share-based compensation cost represents compensation costs paid for by Hexion Holdings on Hexion’s behalf, as a result of the employees’ service to Hexion. The compensation costs for RSUs and PSUs are recorded over the requisite service period on a graded-vesting basis and over the derived service period, respectively.

Share-based compensation costs are recognized, net of actual forfeitures, over the requisite service period on a graded-vesting basis for RSUs. Stock-based compensation cost is recognized, net of forfeitures, over the requisite service period on a graded-vesting basis over the derived service period for PSUs. The Company adjusts compensation expense periodically for forfeitures. Stock based compensation costs are included in “Other non-cash adjustments” on the Consolidated Statements of Cash Flows.

The Company recognized $8 share-based compensation costs for the period from July 2, 2019 through December 31, 2019 and there were no share-based compensation costs for the period from January 1, 2019 through July 1, 2019, and year ended December 31, 2018, respectively. For the year ended December 31, 2017 the Company recognized stock-based compensation costs of less than $1. The amounts are included in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

As of December 31, 2019 the Company has 1,034,100 shares of nonvested RSUs with a weighted average grant date fair value of $15.37 per share and 2,412,894 shares of nonvested PSUs with a weighted average grant date fair value of $11.97 per share. As of December 31, 2019 there were no restricted or performance share units forfeited.

15. Dispositions

ATG

On January 8, 2018, the Company completed the sale of its Additives Technology Group business (“ATG”) to MÜNZING CHEMIE GmbH. ATG was previously included within the Company’s Forest Products Resins segment and includes manufacturing sites located in Somersby, Australia and Sungai Petani, Malaysia. The ATG business produced a range of specialty chemical materials for the engineered wood, paper impregnation and laminating industries, including catalysts, release agents and wetting agents.

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Confidential Treatment Requested by Hexion Holdings Corporation

The Company received gross cash consideration for the ATG business in the amount of $49, which was used for general corporate purposes. The Company recorded a gain on this disposition of $44 which is included in “Gain on dispositions” in the Predecessor Company’s Consolidated Statements of Operations for the year ended December 31, 2018.

16. Income Taxes

On December 22, 2017, the United States enacted tax reform legislation that included a broad range of business tax provisions, including but not limited to a reduction in the U.S. federal tax rate from 35% to 21% as well as provisions that limit or eliminate various deductions or credits. The legislation also causes U.S. expenses, such as interest, general administrative, and certain executive officer compensation expenses, to be taxed and imposes a new tax on U.S. cross-border payments.

The 2017 provision for income taxes included a provisional one-time charge of $65 for the transition tax on accumulated foreign earnings and profits, which resulted in an associated one-time reduction estimated at $185 in the Company’s net operating loss carryforward. Upon filing the 2017 income tax return, the final transition tax calculated was $64 and the related net operating loss utilized was $181.

As a result of U.S. tax reform the Company recognized the earnings of non-U.S. operations in its 2017 U.S. consolidated income tax return under the transition tax. For the year ended December 31, 2017, the Company accrued the incremental tax expense expected to be incurred upon the repatriation of the previously taxed earnings.

During 2017, the Company recognized income tax expense of $18, primarily as a result of income from certain foreign operations. Losses in the United States created a deferred income tax benefit which was completely offset by an increase to the valuation allowance. The Company incurred a provisional income tax expense of $167 associated with revaluing its net U.S. deferred tax attributes to reflect the new U.S. corporate tax rate of 21%, as well as an additional $65 provisional income tax expense associated with the estimated transition tax. The Company’s valuation allowance was reduced by $234 as a result of the impact Tax Reform had on reducing its net deferred tax assets.

Due to the previously enacted U.S. tax rate change, estimated balances as of December 31, 2017 represented timing differences, which changed when those estimates were finalized with the filing of the 2017 income tax return. The Company updated its provisional estimate of the transition tax and assessed the impact on its valuation allowance during 2018.

During 2018, the Company recognized income tax expense of $40, primarily as a result of income from certain foreign operations. In the United States, as a result of Tax Reform, disallowed interest expense resulted in current year taxable income which utilized a net operating loss carryforward. The disallowed interest expense carryforward of $283 generated a deferred tax asset. The decrease in the valuation allowance due to the net operating loss utilization was offset by an increase in the valuation allowance recorded on the interest expense carryforward deferred tax asset. Tax Reform also resulted in the inclusion of Global Intangible Low Tax Income (“GILTI”) of $21, which was fully offset by our net operating loss. This further reduced our valuation allowance.

Additionally, certain provisions of Tax Reform were not effective until 2018. During 2018, the Company evaluated and recorded the impact of these provisions in the financial statements and the Company has made its accounting policy elections with respect to these items. The Company elected to account for GILTI as a current period expense in the reporting period in which the tax is incurred.

During the Predecessor period January 1, 2019 through July 1, 2019, the Predecessor Company recorded income tax expense of $40 for reorganization adjustments, primarily consisting of tax expense of $50 for the gain recognized between fair value and tax basis (the gain in Predecessor Company will be substantially offset by the

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Confidential Treatment Requested by Hexion Holdings Corporation

Predecessor Company’s tax attributes, including net operating losses and previously disallowed interest expense). A tax benefit of $10 was recorded for the removal of a valuation allowance for certain foreign jurisdictions. Pursuant to the Plan, the Successor Company is obligated to indemnify the Predecessor Company for any tax related liabilities. The Predecessor Company recorded income tax expense of $222 in the Predecessor period, primarily related to the increase in deferred tax liabilities resulting from fresh start accounting.

The Predecessor Company’s U.S. net operating loss carryforward of $1,053 and certain state net operating loss carryforwards, along with other tax attributes, have been utilized or forfeited as a result of the taxable gain realized upon Emergence. Certain foreign net operating losses and other carryforwards of the Predecessor Company were forfeited upon Emergence.

Upon the Emergence, the Successor Company applied fresh start accounting (see Note 4 for more information regarding fresh start accounting) and therefore the deferred tax assets and liabilities were adjusted based on the revised U.S. GAAP financial statements. As a result of the step-up in U.S. GAAP basis in the Successor Company’s foreign assets without a corresponding step-up in the tax basis of the foreign assets, the Successor Company’s deferred tax liability increased. An Internal Revenue Code §338(h)(10) election is expected to be made to treat the Emergence as an asset sale for U.S. income tax purposes. As a result, the Emergence is expected to be treated as a deemed sale of assets of the Predecessor Company while the Successor Company receives a step-up in U.S. tax basis to fair value. The Successor Company anticipates electing bonus depreciation (as currently permitted under Tax Reform) on the stepped-up U.S. eligible fixed assets. The Successor Company also anticipates amortizing the stepped-up basis of intangibles over a 15-year period and the Successor Company’s depreciation and amortization expense is expected to generate a U.S. net operating loss for the tax year ended December 31, 2019. The U.S. net operating loss will be carried forward indefinitely but will be subject to an 80% limitation on U.S. taxable income.

During the Successor period July 2, 2019 through December 31, 2019, the Successor Company recognized income tax benefit of $9, primarily as a result of losses from certain foreign operations of which the deferred tax asset created is not offset by a valuation allowance. Losses in the United States created a deferred tax asset which was completely offset by an increase to the valuation allowance. The disallowed interest expense carryforward of $34 generated a deferred tax asset which offset the decrease in the valuation allowance on the net operating loss deferred tax asset. The Successor Company anticipates a GILTI inclusion of $15, which will be fully offset by our net operating loss and further reduces our valuation allowance. As previously discussed above, the Successor Company anticipates electing bonus depreciation.

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Confidential Treatment Requested by Hexion Holdings Corporation

Income tax expense detail for the Company for the Successor period July 2, 2019 through December 31, 2019, and the Predecessor periods January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017 is as follows:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Current:
Federal	$—	$38	$—	$—
State and local	3	13	2	2
Foreign	—	14	26	19

Total current	3	65	28	21

Deferred:
Federal	11	(1)	1	(5)
State and local	1	—	—	—
Foreign	(24)	158	11	2

Total deferred	(12)	157	12	(3)

Income tax (benefit) expense	$(9)	$222	$40	$18

A reconciliation of the Company’s combined differences between income taxes computed at the federal statutory tax rate of 21% and the provisions for income taxes for the Successor period July 2, 2019 through December 31, 2019, the Predecessor periods January 1, 2019 through July 1, 2019 and the year ended December 31, 2018 and the federal statutory tax rate of 35% and provision for income taxes for the year ended December 31, 2017 is as follows:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Income tax (benefit) expense computed at federal statutory tax rate	$(21)	$654	$(26)	$(77)
State tax (benefit) expense, net of federal benefit	(2)	10	1	—
Foreign tax rate (benefit) expense differential	(1)	2	9	(2)
Foreign source income (loss) subject to U.S. taxation	3	1	2	(45)
Non-deductible losses and other expenses	—	14	10	20
Increase (decrease) in the taxes due to changes in valuation allowance	20	(427)	25	(129)
Additional expense on foreign unrepatriated earnings	—	—	1	—
Additional expense for uncertain tax positions	1	46	18	5
Tax recognized in other comprehensive income	(1)	—	—	(3)
Changes in enacted tax laws and tax rates	—	—	—	167
Transition tax expense	—	—	—	65
Tax benefit for fresh start accounting and reorganization adjustments	—	(87)	—	—
Other (increase) decrease of deferred tax assets	(8)	9	—	17

Income tax (benefit) expense	$(9)	$222	$40	$18

F-67

Confidential Treatment Requested by Hexion Holdings Corporation

The domestic and foreign components of the Company’s loss before income taxes for the Successor period July 2, 2019 through December 31, 2019, the Predecessor periods January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017 is as follows:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Domestic	$(44)	$2,892	$(195)	$(143)
Foreign	(55)	223	69	(77)

Total	$(99)	$3,115	$(126)	$(220)

The tax effects of significant temporary differences, net operating losses, interest expense limitation, and credit carryforwards, which comprise the Company’s deferred tax assets and liabilities at December 31, 2019 and 2018 are as follows:

	Successor	Predecessor
	2019	2018
Assets:
Non-pension post-employment	$4	$5
Accrued and other expenses	100	56
Property, plant and equipment	4	4
Loss, expense, and credit carryforwards	165	488
Intangible assets	—	5
Pension and postretirement benefit liabilities	47	37

Gross deferred tax assets	320	595
Valuation allowance	(140)	(547)

Net deferred tax asset	180	48

Liabilities:
Property, plant and equipment	(263)	(47)
Unrepatriated earnings of foreign subsidiaries	(10)	(10)
Intangible assets	(65)	(6)

Gross deferred tax liabilities	(338)	(63)

Net deferred tax liability	$(158)	$(15)

The following table summarizes the presentation of the Company’s net deferred tax liability in the Consolidated Balance Sheets at December 31, 2019 and 2018:

	Successor	Predecessor
	2019	2018
Assets:
Long-term deferred income taxes	$6	$—
Liabilities:
Long-term deferred income taxes	(164)	(15)

Net deferred tax liability	$(158)	$(15)

Hexion Holdings, and its direct subsidiary Hexion Intermediate Holding 1, Inc. and its direct subsidiary Hexion Intermediate Holding 2, Inc. (the “Eligible Subsidiaries”) are not members of the registrant. Hexion Holdings and its Eligible Subsidiaries file a consolidated U.S. Federal income tax return. Therefore, the Company can utilize Hexion Holdings and its Eligible Subsidiaries’ tax attributes or vice versa.

F-68

Confidential Treatment Requested by Hexion Holdings Corporation

As of December 31, 2019, the Company had a $140 valuation allowance against its net deferred tax assets that management believes, more likely than not, will not be realized. The Company’s deferred tax assets include federal, state and foreign net operating loss carryforwards as well as an interest expense carryforward. The federal net operating loss carryforwards available are $319, which excludes the cumulative income from Hexion Holdings and its Eligible Subsidiaries, as described above. The federal net operating loss will be carried forward indefinitely but will be subject to an 80% limitation on U.S. taxable income. The interest expense carryforward available is $34. A valuation allowance has been recorded against these loss and expense carryforwards. The Company has provided a valuation allowance against its state deferred tax assets, primarily related to state net operating loss carryforwards of $6. A valuation allowance of $58 has been recorded against a portion of foreign net operating loss carryforwards, primarily in the Netherlands.

The Company continues to not assert indefinite reinvestment of undistributed earnings of its foreign subsidiaries outside of the United States. Accordingly, a related deferred tax liability of $10 is recorded.

The following table summarizes the changes in the valuation allowance for the Successor period July 2, 2019 through December 31, 2019, the Predecessor periods January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017:

	Balance at Beginning of Period	Changes in Related Gross Deferred Tax Assets/Liabilities	Charge	Balance at End of Period
Valuation allowance on Deferred tax assets:
Predecessor
Year ended December 31, 2017	$651	$—	$(129)	$522
Year ended December 31, 2018	522	—	25	547
January 1, 2019 through July 1, 2019	547	—	(427)	120
Successor
July 2, 2019 through December 31, 2019	120	—	20	140

For 2019, previous and current losses in the U.S. and in certain foreign operations for recent periods continue to provide sufficient negative evidence requiring a valuation allowance against the net federal, state, and certain foreign deferred tax assets.

Examination of Tax Returns

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as the United States, Brazil, Canada, China, Germany, Italy, Netherlands and the United Kingdom.

With minor exceptions, the Company’s closed tax years for major jurisdictions are years prior to: 2015 for United States, 2012 for Brazil, 2010 for Canada, 2014 for China, 2015 for Germany, 2016 for Italy, 2010 for Netherlands and 2016 for the United Kingdom.

The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination process, the Company will adjust its reserves accordingly to reflect the current status and settlements.

F-69

Confidential Treatment Requested by Hexion Holdings Corporation

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31, 2018
Balance at beginning of period	$133	$94	$80
Additions based on tax positions related to the current year	2	41	4
Additions for tax positions of prior years	—	5	16
Reductions for tax positions of prior years	(3)	(6)	(2)
Settlements	(4)	—	—
Foreign currency translation	2	(1)	(4)

Balance at end of period	$130	$133	$94

During the period July 2, 2019 through December 31, 2019, the Successor Company decreased the amount of its unrecognized tax benefits, including its accrual for interest and penalties, by $1, primarily as a result of decreases in the unrecognized tax benefit from negotiations with foreign jurisdictions, lapses of statute of limitations and settlements, offset by increases of unrecognized tax benefits for various intercompany transactions. During the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017 the Company recognized approximately $2, $3, $3 and $5, respectively, in interest and penalties. The Company had approximately $56, $54, and $51 accrued for the payment of interest and penalties at December 31, 2019, July 1, 2019, and December 31, 2018, respectively.

$130 of unrecognized tax benefits, if recognized, would affect the effective tax rate; however, a portion of the unrecognized tax benefit would be in the form of a net operating loss carryforward, which would be subject to a full valuation allowance. The Company anticipates recognizing less than $22 of the total amount of unrecognized tax benefits within the next 12 months as a result of lapses of statute of limitations, negotiations with foreign jurisdictions, settlements, and completion of audit examinations.

17. Summarized Financial Information of Unconsolidated Affiliates

Summarized financial information of the Company’s unconsolidated affiliates, which are listed below, as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, and 2017 is as follows:

•	Hexion Shchekinoazot Holding B.V.

•	Momentive UV Coatings (Shanghai) Co., Ltd

•	Sanwei Hexion Company Limited

•	Hexion Australia Pty Ltd

•	MicroBlend Columbia S.A.S

	Successor	Predecessor
	December 31, 2019	December 31, 2018
Current assets	$41	$48
Non-current assets	7	15
Current liabilities	21	20
Non-current liabilities	12	11

F-70

Confidential Treatment Requested by Hexion Holdings Corporation

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Net sales	$46	$57	$129	$129
Gross profit	11	14	29	30
Pre-tax income	4	6	11	10
Net income	3	4	7	7

18. Segment and Geographic Information

The Company’s business segments are based on the products that the Company offers and the markets that it serves. At December 31, 2019, the Company had three reportable segments: Forest Products Resins; Epoxy, Phenolic and Coating Resins; and Corporate and Other. A summary of the major products and items associated with the Company’s reportable segments are as follows:

•	Forest Products Resins: forest products resins and formaldehyde applications

•

Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds

•

Corporate and Other: primarily corporate general and administrative expenses that are not allocated to the other segments, such as shared service and administrative functions, foreign exchange gains and losses and legacy company costs.

Subsequent event

Realignment of Reportable Segments in 2020

As part of the Company’s continuing efforts to drive growth and greater operating efficiencies, in January 2020, the Company changed its reporting segments to align around its two growth platforms: Adhesives; and Coatings & Composites which consist of the following businesses:

•

Adhesives: these businesses focus on the global adhesives market. They include the Company’s global wood adhesives business, including: forest products resin assets in North America, Latin America, Europe, Australia and New Zealand; global formaldehyde; and the global phenolic specialty resins business, which now also includes the oilfield technologies group.

•	Coatings & Composites: these businesses focus on the global coatings and composites market. They include the Company’s base and specialty epoxy resins and Versatic™ Acids and Derivatives businesses.

The Company modified its internal reporting processes and systems to accommodate the new structure and the change to segment reporting is effective starting in the first quarter of 2020. Corporate and Other will continue to be a reportable segment.

Reportable Segments

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals.

F-71

Confidential Treatment Requested by Hexion Holdings Corporation

Net Sales(1):

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Forest Products Resins	$710	$775	$1,682	$1,539
Epoxy, Phenolic and Coating Resins	886	1,003	2,115	2,052

Total	$1,596	$1,778	$3,797	$3,591

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Segment EBITDA:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Forest Products Resins(1)	$129	$152	$285	$257
Epoxy, Phenolic and Coating Resins(2)	75	111	226	174
Corporate and Other	(37)	(30)	(71)	(66)

Total	$167	$233	$440	$365

(1)

Included in the Forest Products Resins Segment EBITDA are “Earnings from unconsolidated entities, net of taxes” of $1 for all the periods July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017, respectively.

(2)

Included in the Epoxy, Phenolic and Coating Resins Segment EBITDA are “Earnings from unconsolidated entities, net of taxes” of $1, $1, $2 and $3 for the period July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the years ended December 31, 2018 and 2017, respectively.

Depreciation and Amortization Expense:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Forest Products Resins(1)	$51	$20	$44	$40
Epoxy, Phenolic and Coating Resins(2)	57	30	69	85
Corporate and Other	2	2	4	4

Total	$110	$52	$117	$129

(1)	Includes accelerated depreciation of $4 for the year ended December 31, 2018.
(2)	Includes accelerated depreciation of $14 for the year ended December 31, 2017.

F-72

Confidential Treatment Requested by Hexion Holdings Corporation

Total Assets:

	Successor	Predecessor
	December 31, 2019	December 31, 2018
Forest Products Resins	$1,986	$779
Epoxy, Phenolic and Coating Resins	1,733	1,031
Corporate and Other	427	151

Total	$4,146	$1,961

Capital Expenditures(1):

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Forest Products Resins	$20	$12	$31	$40
Epoxy, Phenolic and Coating Resins	34	30	56	73
Corporate and Other	4	1	3	5

Total	$58	$43	$90	$118

(1)	Includes capitalized interest costs that are incurred during the construction of property and equipment.

F-73

Confidential Treatment Requested by Hexion Holdings Corporation

Reconciliation of Net Loss to Segment EBITDA:

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Reconciliation:
Net (loss) income attributable to Hexion Holdings Corporation	$(89)	$2,894	$(162)	$(234)
Net (income) loss attributable to noncontrolling interest	(1)	(1)	1	—

Net (loss) income	(88)	2,895	(163)	(234)
Income tax (benefit) expense	(9)	222	40	18
Interest expense, net	55	89	365	329
Depreciation and amortization(1)	110	52	117	129

EBITDA	68	3,258	359	242
Adjustments to arrive at Segment EBITDA:
Asset impairments and write-downs	$—	$—	$32	$13
Business realignment costs	24	15	29	52
Realized and unrealized foreign currency losses (gains)	5	(6)	27	3
Gain on dispositions	—	—	(44)	—
Loss on extinguishment of debt	—	—	—	3
Unrealized losses (gains) on pension and OPEB plan liabilities	5	—	(13)	(4)
Transaction costs	11	26	13	8
Reorganization items, net(2)	—	(3,076)	—	—
Non-cash impact of inventory step-up(3)	29	(29)	—	—
Other non-cash items(4)	10	9	14	16
Other(5)	15	36	23	32

Total adjustments	99	(3,025)	81	123

Segment EBITDA	$167	$233	$440	$365

Segment EBITDA:
Forest Products Resins	$129	$152	$285	$257
Epoxy, Phenolic and Coating Resins	75	111	226	174
Corporate and Other	(37)	(30)	(71)	(66)

Total	$167	$233	$440	$365

(1)	For the years ended December 31, 2018 and 2017 accelerated depreciation of $4 and $14, respectively, has been included in “Depreciation and amortization.”
(2)	Excludes the “Non-cash impact of inventory step-up” discussed below.
(3)

Represents $29 of non-cash expense related to the step up of finished goods inventory on July 1, 2019 as part of fresh start accounting that was expensed in the successor period upon the sale of the inventory (see Note 4).

(4)	Primarily include expenses for retention programs, fixed asset disposals and share-based compensation costs.
(5)	Includes $18 of Segment EBITDA impact related to deferred revenue that was accelerated on July 1, 2019 as part of Fresh Start accounting.

Adjustments to Arrive at Segment EBITDA

Not included in Segment EBITDA are certain non-cash items and other income and expenses.

F-74

Confidential Treatment Requested by Hexion Holdings Corporation

Reorganization items, net for the Predecessor period from January 1, 2019 through July 1, 2019 represent incremental costs incurred directly as a result of the Company’s Chapter 11 proceedings after the date of filing, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments. See Note 5 for more information.

For the Successor period from July 2, 2019 through December 31, 2019, transaction costs primarily included $6 of certain professional fees and other expenses related to the Company’s Chapter 11 proceedings incurred post-emergence, as well as certain professional fees related to strategic projects. For the Predecessor period from January 1, 2019 through July 1, 2019, transaction costs primarily included $23 of certain professional fees and other expenses related to the Company’s Chapter 11 proceedings incurred prior to the date of filing. For the years ended December 31, 2018 and 2017, transaction costs included certain professional fees related to strategic projects.

For the period July 2, 2019 through December 31, 2019, January 1, 2019 through July 1, 2019 and the year ended December 31, 2018, business realignment costs primarily included costs related to certain in-process facility rationalizations and cost reduction programs. Business realignment costs for 2017 primarily included costs related to the rationalization at our Norco, LA manufacturing facility and costs related to certain in-process cost reduction programs.

For the Successor period from July 2, 2019 through December 31, 2019, items classified as “Other” primarily included IT outage costs and expenses related to legacy liabilities. For the Predecessor period from January 1, 2019 through July 1, 2019 and for the years ended December 31, 2018 and 2017, items classified as “Other” primarily included management fees and expenses related to legacy liabilities.

Geographic Information

Net Sales(1):

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
United States	$703	$789	$1,662	$1,513
Netherlands	231	298	628	595
Canada	155	155	365	344
China	121	121	230	270
Germany	87	91	201	198
Brazil	83	91	194	176
Other international	216	233	517	495

Total	$1,596	$1,778	$3,797	$3,591

(1)	Sales are attributed to the country in which the individual business locations reside.

Following is revenue by reportable segment. Product sales within each reportable segment share economically similar risks. These risks include general economic and industrial conditions, competitive pricing pressures and the Company’s ability to pass on fluctuations in raw material prices to its customers. A substantial number of the Company’s raw material inputs are petroleum-based and their prices fluctuate with the price of oil. Due to differing regional industrial and economic conditions, the geographic distribution of revenue may impact the amount, timing and uncertainty of revenue and cash flows from contracts with customers.

F-75

Confidential Treatment Requested by Hexion Holdings Corporation

Following is net sales by reportable segment disaggregated by geographic region(1):

	Successor			Predecessor
	July 2, 2019 through December 31, 2019			January 1, 2019 through July 1, 2019
	Forest Products Resins	Epoxy, Phenolic and Coating Resins	Total	Forest Products Resins	Epoxy, Phenolic and Coating Resins	Total
North America	$477	$381	$858	$519	$425	$944
Europe	82	352	434	90	431	521
Asia Pacific	56	153	209	63	147	210
Latin America	95	—	95	103	—	103

Total	$710	$886	$1,596	$775	$1,003	$1,778

	Predecessor
	Year Ended December 31, 2018			Year Ended December 31, 2017
	Forest Products Resins	Epoxy, Phenolic and Coating Resins	Total	Forest Products Resins	Epoxy, Phenolic and Coating Resins	Total
North America	$1,125	$902	$2,027	$1,020	$837	$1,857
Europe	203	920	1,123	194	882	1,076
Asia Pacific	135	290	425	130	325	455
Latin America	219	3	222	195	8	203

Total	$1,682	$2,115	$3,797	$1,539	$2,052	$3,591

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Long-Lived Assets:

	Successor	Predecessor
	December 31, 2019	December 31, 2018
United States	$1,785	$435
Germany	164	124
Netherlands	543	120
Brazil	105	62
Canada	116	61
Other international	231	175

Total	$2,944	$977

19. Earnings Per Share

Basic income per share excludes dilution and is computed by dividing net income attributable to Hexion Holdings common stockholders by the weighted average number of shares, including warrants outstanding during the period. The Company’s warrants are included in basic earnings per share as these securities are deemed to be common share equivalents as a result of the low exercise price of $0.01 per share. Diluted income per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing net income available to Hexion Holdings common stockholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

F-76

Confidential Treatment Requested by Hexion Holdings Corporation

	Successor	Predecessor
	July 2, 2019 through December 31, 2019	January 1, 2019 through July 1, 2019	Year Ended December 31,
			2018	2017
Numerator:
Basic and diluted net (loss) income:
Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders	$(89)	$2,894	$(162)	$(234)

Denominator:
Weighted average share outstanding	68.7	82.6	82.6	82.6
Dilutive shares:
Stock-based awards	—	—	—	—

Total weighted average shares outstanding, including dilutive shares	68.7	82.6	82.6	82.6

Basic earnings per share	$(1.30)	$35.04	$(1.96)	$(2.83)
Diluted earnings per share	$(1.30)	$35.04	$(1.96)	$(2.83)

Additional stock-based awards of 3.4 million weighted average equivalent shares of stock were outstanding during the year ended December 31, 2019. However, these stock-based awards were not included in the diluted shares calculation as their effect would have been anti-dilutive.

20. Changes in Accumulated Other Comprehensive Loss

Following is a summary of changes in “Accumulated other comprehensive loss” for the Successor period July 2, 2019 through December 31, 2019 and the Predecessor period of January 1, 2019 through July 1, 2019 and the year ended December 31, 2018:

	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Cash Flow Hedge	Total
Predecessor
Balance at December 31, 2017	$1	$(9)	$—	$(8)
Change in value	(2)	(8)	—	(10)

Balance at December 31, 2018	$(1)	$(17)	$—	$(18)
Change in value	—	(8)	—	(8)
Elimination of Predecessor Company accumulated other comprehensive loss	1	25	—	26

Balance at July 1, 2019	$—	$—	$—	$—

Successor
Balance at July 2, 2019	$—	$—	$—	$—
Change in value	—	(3)	2	(1)

Balance at December 31, 2019	$—	$(3)	$2	$(1)

F-77

Confidential Treatment Requested by Hexion Holdings Corporation

21. Selected Unaudited Quarterly Financial Data

A summary of selected unaudited quarterly financial data for the years ended December 31, 2019 and 2018 is as follows:

	Successor		Predecessor
	Three Months Ended December 31, 2019	July 2, 2019 through September 30, 2019	July 1, 2019(1)	Three Months Ended June 30, 2019(2)	Three Months Ended March 31, 2019
(In millions, except per share amounts)
Net sales	$760	$836	$—	$892	$886
Operating (loss) income	(27)	(16)	—	55	33
Net (loss) income	(45)	(43)	3,054	(107)	(52)
Net income attributable to noncontrolling interest	(1)	—	—	(1)	—
Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders	(46)	(43)	3,054	(108)	(52)
Net (loss) income attributable to Hexion Holdings Corporation common stockholders and warrant holders per share:
Basic	$(0.67)	$(0.63)	$36.97	$(1.31)	$(0.63)
Diluted	$(0.67)	$(0.63)	$36.97	$(1.31)	$(0.63)

(1)

During the Emergence on July 1, 2019, the Predecessor recognized $3,261 of reorganization adjustments which relate to the incremental costs incurred directly as a result of the Bankruptcy Petitions, gains on the settlement of liabilities under the Plan and the net impact of fresh start accounting adjustments are classified as “Reorganization items, net” in the Consolidated Statements of Operations (see Note 4 and Note 5 for more information).

(2)

During the three months ended June 30, 2019, the Predecessor recognized $156 of incremental costs directly as a result of Bankruptcy Petitions. These costs are classified as “Reorganization items, net” in the Consolidated Statements of Operations (see Note 4 and Note 5 for more information).

	Predecessor
	Three Months Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
(In millions, except per share amounts)
Net sales	$904	$952	$995	$946
Operating income	8	70	73	76
Net loss	(111)	(18)	(21)	(13)
Net loss (income) attributable to noncontrolling interest	2	—	(1)	—
Net loss attributable to Predecessor Company	(109)	(18)	(22)	(13)
Net loss attributable to Predecessor Company per common share:
Basic	$(1.32)	$(0.22)	$(0.27)	$(0.16)
Diluted	$(1.32)	$(0.22)	$(0.27)	$(0.16)

22. Equity

Cancellation of Prior Common Stock

In accordance with the Plan, each share of the Predecessor Company’s common stock outstanding prior to the Effective Date, including treasury stock, were canceled. Furthermore, all of the Predecessor’s equity award

F-78

Confidential Treatment Requested by Hexion Holdings Corporation

agreements under prior incentive plans, and the awards granted pursuant thereto, were extinguished, canceled and discharged and have no further force or effect after the Effective Date.

Issuance of New Common Stock

On the Effective Date, all previously issued and outstanding equity interests in TopCo were cancelled. Upon effectiveness of the Plan, Hexion Holdings issued 58,410,731 shares of new Class B common stock (“Class B”), par value $0.01 per share, pursuant to the Rights Offering. As a part of the Registration Rights Agreement (see Note 3), 15% of the total shares of Class B is classified as “Redeemable common stock Class B” (“Redeemable Common Stock) (see Note 23 for more information). On the Emergence Date, excluding Redeemable Common Stock, the Company had 49,649,121 shares of Class B stock issued and outstanding.

On the Effective Date, the Company also authorized 300,000,000 shares of Class A Common Stock, with the par value of $0.01 per share and 50,000,000 shares of Preferred Stock, without par value. There were no shares issued or outstanding of Class A Common Stock or Preferred Stock as of December 31, 2019.

The rights of each class of our common stock are identical, except with respect to the redemption and conversion features of Class B Common stock in connection with a Qualified IPO. The following description of the terms of the common stock is not complete and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and the By-laws.

Voting Rights

The holders of the common stock are entitled to one vote per share on all matters submitted for action by the stockholders.

Dividend and Liquidation Rights

Subject to the preferences applicable to any shares of preferred stock outstanding at any time, holders of the common stock are entitled to receive dividends when, as, and if declared by the Board from funds legally available therefor and are entitled, in the event of a liquidation, to share ratably in all assets available for distribution after payment of all debts.

Other Rights

In connection with a Qualified IPO, the Board is authorized, by notice to all holders of Class B Common Stock, to cause the redemption by the Company of up to 15% of the shares of Class B Common Stock held by each holder of Class B Common Stock (such percentage, as determined by the Board, the “Redemption Percentage”), at a price per share equal to the net proceeds to the Company per share of the Class A Common Stock, after payment of underwriting discounts and commissions, sold by the Company in the Qualified IPO (the “Redemption Price”). The time of the consummation of such redemption shall be substantially concurrent to the closing time of the Qualified IPO (the “Redemption Date”). The Company shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. See Note 23 for more information on Redeemable Common Stock.

In the event of a Qualified IPO, the Class B Common Stock holders will receive notice of the redemption which will include the Redemption Percentage and the expected Redemption Date. If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price payable upon redemption of the shares of Class B Common Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Class B Common Stock so called for redemption shall not have been surrendered, dividends with respect to such redeemed shares of Class B Common

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Confidential Treatment Requested by Hexion Holdings Corporation

Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificate

Automatic Conversion

In connection with a Qualified IPO, each share of Class B Common Stock shall automatically, without further action by the holder thereof, be converted into one fully paid and nonassessable share of Class A Common Stock, subject to any necessary adjustments for stock splits, stock dividends or similar transactions in respect of the Class B Common Stock or Class A Common Stock, on the date that is 180 days following the closing of a Qualified IPO (or such earlier date as determined by the Board in consultation with the underwriters managing such Qualified IPO).

New Warrant Agreement and Warrants Exercised

In addition, Hexion Holdings entered into the Warrant Agreement and upon effectiveness of the Plan, Hexion Holdings issued 10,307,778 New Warrants as a part of the Rights Offering on the Effective Date. The New Warrants represented 15% of the Rights Offering which are exercisable to purchase shares of New Common Stock. These New Warrants may be exercised, at any time on or after the initial exercise date for exercise price per share of the New Common Stock of $0.01. The Warrant Agreement contains customary anti-dilution adjustments in the event of any stock split, reverse stock split, reclassification, stock dividend or other distributions.

In August 2019, 82,333 warrants were exercised for Class B shares. Of the exercised warrants, 69,983 shares were classified as Class B Common Stock and the remainder was classified as Redeemable common stock Class B. As of December 31, 2019, after the warrants were exercised, the number of outstanding warrants was 10,225,445 and the amount of outstanding New Common Stock was 49,719,104, excluding Redeemable Common Stock.

Note 23. Redeemable Common Stock

In connection with a Qualified IPO, the Board is authorized, by notice to all holders of Class B Common Stock, to cause the redemption by the Company of up to 15% of the shares of Class B Common Stock held by each holder of Class B Common Stock (see Note 22 for further information). As the conditions of the Redemption are outside of the Company’s control, the 15% of shares of Class B Common Stock related to the redemption will be classified out of the equity section of the Company’s Consolidated Balance Sheet and into the “Redeemable common stock class B” financial statement caption on the Consolidated Balance Sheet.

In August 2019, 82,333 warrants were exercised in exchange for Class B shares. As a result of this transaction, 15% or 12,350 of the issued shares were classified as Redeemable Common Stock (see Note 22). As of December 31, 2019, the Company has $147 classified as “Redeemable common stock Class B” on its Consolidated Balance Sheet, which represents 15% of the total shares of Class B Common Stock or 8,773,960 shares issued and outstanding. The carrying amount of Redeemable Common Stock is at its fair value at the date of issuance.

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Confidential Treatment Requested by Hexion Holdings Corporation

The following table summarizes Redeemable Common Stock activity information for period July 1, 2019 and July 2, 2019 through December 31, 2019:

Redeemable Common Stock
(In millions)
Predecessor(1)
Balance at July 1, 2019	$—

Issuance of Successor Company common stock classified as redeemable common stock Class B	147
Successor
Balance at July 2, 2019	$147
Changes in redeemable common stock Class B(2)	—

Balance at December 31, 2019	$147

(1)	Prior to Emergence, there were no Redeemable Common Stock in the Predecessor.
(2)	Exercise of Warrants during the Successor period resulted in changes in Redeemable Common Stock of less than $1 (see Note 22 for further information).

24. Condensed Financial Information of Parent Company

Background and Basis of Presentation

Hexion Holdings Corporation was legally formed on June 24, 2019 as a part of the Predecessor Company’s emergence from Chapter 11 bankruptcy on July 1, 2019. These condensed financial statements have been presented on a “Parent Company only” basis. Under a Parent Company only presentation, Hexion Holdings’ investments in its consolidated subsidiaries are presented using the equity method of accounting. The Parent Company only financial statements included herein represent the unconsolidated results of Hexion Holdings as of December 31, 2019 and for the periods July 1, 2019 and July 2, 2019 through December 31, 2019. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries, and its share of net loss of its consolidated subsidiaries is included in consolidated loss using the equity method. These Parent Company only Condensed Financial Statements should be read in conjunction with the Hexion Holdings Consolidated Financial Statements.

Hexion Holdings has no material assets or stand-alone operations other than its ownership in Hexion Inc. and its subsidiaries.

Restrictions

As of December 31, 2019 Hexion Inc., had $1,188 of debt outstanding under the Senior Secured Credit facility and $450 outstanding of Senior Notes. Additionally, Hexion Inc. has an ABL facility of which there were no outstanding balance as of December 31, 2019. Under the terms of these agreements, there are restrictions on the ability of Hexion Inc. and its subsidiaries to (i) incur additional indebtedness and liens in connection therewith; (ii) pay dividends and make certain other restricted payments to Hexion Holdings; (iii) effect mergers or consolidations; (iv) enter into transactions with affiliates; (v) sell or dispose of property or assets; and (vi) engage in unrelated lines of business.

Dividends from Subsidiaries

There were no cash dividends paid to Hexion Holdings from the Company’s consolidated subsidiaries for the period ended July 2, 2019 through December 31, 2019.

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Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION

(PARENT COMPANY ONLY)

BALANCE SHEET

December 31, 2019
(In millions, except share data)
Assets
Investment in affiliate	$1,075

Total assets	1,075

Liabilities, Redeemable Common Stock and Equity

Total liabilities	—

Redeemable common stock Class B (Successor)—subject to redemption ($0.01 par value; 8,773,960 shares authorized, issued and outstanding at December 31, 2019 (see Note 23)	147

Equity
Preferred stock—50,000,000 shares authorized, 0 issued and outstanding at December 31, 2019	—
Common stock Class A —$0.01 par value; 300,000,000 shares authorized, 0 issued and outstanding at December 31, 2019	—
Common stock Class B —$0.01 par value; 291,226,040 shares authorized, 49,719,104 issued and outstanding at December 31, 2019	1
Warrants—10,225,445 issued and outstanding at December 31, 2019	172
Paid-in capital	845
Accumulated other comprehensive income	(1)
Accumulated deficit	(89)

Total Hexion Holdings Corporation shareholders’ equity	928
Noncontrolling interest	—

Total equity	928

Total liabilities, redeemable common stock, and equity	$1,075

F-82

Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION

(PARENT COMPANY ONLY)

STATEMENTS OF OPERATIONS

	July 2, 2019 through December 31, 2019	July 1, 2019
(In millions, except per share amounts)
Equity in net loss of Hexion Inc.	$(89)	$—

Loss before income taxes	(89)	—

Income tax expense	—	—

Net loss	$(89)	$—

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Confidential Treatment Requested by Hexion Holdings Corporation

HEXION HOLDINGS CORPORATION

(PARENT COMPANY ONLY)

STATEMENTS OF CASH FLOWS

	July 2, 2019 through December 31, 2019	July 1, 2019
(In millions)
Cash flows provided by operating activities
Net loss	$(89)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Net loss of Hexion Inc.	89	—

Net cash provided by operating activities	—	—

Cash flows used in investing activities
Contribution to affiliate	—	(300)

Net cash used in investing activities	—	(300)

Cash flows provided by financing activities
Proceeds from rights offering	—	300

Net cash provided by financing activities	—	300

Effect of exchange rates on cash and cash equivalents	—	—
Increase in cash and cash equivalents	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—

Cash, cash equivalents and restricted cash at end of period	$—	$—

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Confidential Treatment Requested by Hexion Holdings Corporation

Schedule II—Valuation and Qualifying Accounts

		Additions
Description	Balance at Beginning of Period	Charged to cost and expenses(1)	Charged to other accounts	Deductions(2)	Balance at End of Period
Allowance for Doubtful Accounts:
Successor
Period from July 2, 2019 through December 31, 2019	$—	$5	$—	$(2)	$3
Predecessor
Period from January 1, 2019 through July 1, 2019	$16	$—	$—	$(16)	$—
Year Ended December 31, 2018	19	—	—	(3)	16
Year Ended December 31, 2017	17	3	—	(1)	19

(1)	Includes the impact of foreign currency translation.
(2)

Deductions for the period January 1, 2019 through July 1, 2019 include the elimination of the predecessor allowance for doubtful accounts in conjunction with the application of fresh start accounting as described in Note 4.

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Confidential Treatment Requested by Hexion Holdings Corporation

                Shares

Hexion Holdings Corporation

Class A Common Stock

PROSPECTUS

Morgan Stanley

Confidential Treatment Requested by Hexion Holdings Corporation

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”) and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$
Stock exchange listing fee
Financial Industry Regulatory Authority filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s by-laws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its amended and restated certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement we enter into in connection with the sale of Class A common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

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Confidential Treatment Requested by Hexion Holdings Corporation

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.

On July 1, 2019, in connection with our emergence from bankruptcy, we issued 58,410,731 shares of Class B common stock, pursuant to the Rights Offering, including shares of Class B common stock issued as commitment premium, and 10,307,778 warrants to purchase shares of common stock, in each case pursuant to an exemption from registration under Section 1145 of the Bankruptcy Code.

On July 1, 2019, we completed the offering of the Senior Notes. The Senior Notes were issued at a price of 100% of par, and the sale resulted in net proceeds (after deducting the initial purchasers’ discounts and commissions and estimated offering expenses and excluding accrued interest) to us of approximately $445 million. The Senior Notes were issued and sold to the initial purchasers in a private placement exempt from the registration requirements of the Securities Act. The initial purchasers sold the Senior Notes to qualified institutional buyers inside the United States in reliance on Rule 144A of the Securities Act and to persons outside the United States under Regulation S of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1*	Joint Chapter 11 Plan of Reorganization for Hexion Holdings LLC and its Affiliated Debtors, dated June 20, 2019 (incorporated by reference to Exhibit 2.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

3.1*	Amended and Restated Certificate of Incorporation of Hexion Holdings Corporation

3.2*	By-laws of Hexion Holdings Corporation (incorporated by reference to Exhibit 3.2 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

4.1*	Specimen of Share Certificate of Hexion Holdings Corporation

4.2*	Warrant Certificate of Hexion Holdings Corporation

4.3*	Indenture, dated as of July 1, 2019, by and among Hexion Inc., the subsidiary guarantors party thereto from time to time named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1*	Senior Secured Asset-Based Revolving Credit agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion Canada Inc., Hexion B.V., Hexion GmbH and Hexion UK Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

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Confidential Treatment Requested by Hexion Holdings Corporation

Exhibit Number	Exhibit Description

10.2*	Senior Secured Credit Agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion International Coöperatief U.A., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

10.3*	ABL Intercreditor Agreement, dated as of July 1, 2019, among JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the ABL Facility Secured Parties referred to therein, JPMorgan Chase Bank, N.A., as Applicable First-Lien Agent and administrative agent and collateral agent for the First-Lien Secured Parties referred to therein, Hexion Inc., Hexion Intermediate Holding 2, Inc., Hexion International Coöperatief U.A., the other subsidiaries of Hexion Inc. party thereto, each other First-Priority Lien Obligations and each Other First-Priority Lien Obligations Collateral Agent from time to time party thereto (incorporated by reference to Exhibit 10.3 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

10.4*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan

10.5*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan Performance Stock Unit Award Agreement

10.6*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan Restricted Stock Unit Award Agreement

10.7*	Employment Agreement by and between Hexion Inc. and Craig A. Rogerson

10.8*	Hexion Holdings LLC 2020 Incentive Compensation Plan

21.1*	Subsidiaries of Hexion Holdings Corporation

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm (Successor)

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm (Predecessor)

23.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature page)

*	To be filed by amendment.

(b) Financial Statement Schedule

See the Index to our audited consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in our audited consolidated financial statements or notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against

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Confidential Treatment Requested by Hexion Holdings Corporation

public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Confidential Treatment Requested by Hexion Holdings Corporation

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

2.1*	Joint Chapter 11 Plan of Reorganization for Hexion Holdings LLC and its Affiliated Debtors, dated June 20, 2019 (incorporated by reference to Exhibit 2.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

3.1*	Amended and Restated Certificate of Incorporation of Hexion Holdings Corporation

3.2*	By-laws of Hexion Holdings Corporation (incorporated by reference to Exhibit 3.2 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

4.1*	Specimen of Share Certificate of Hexion Holdings Corporation

4.2*	Warrant Certificate of Hexion Holdings Corporation

4.3*	Indenture, dated as of July 1, 2019, by and among Hexion Inc., the subsidiary guarantors party thereto from time to time named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered

10.1*	Senior Secured Asset-Based Revolving Credit agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion Canada Inc., Hexion B.V., Hexion GmbH and Hexion UK Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

10.2*	Senior Secured Credit Agreement, dated as of July 1, 2019, among Hexion Intermediate Holding 2, Inc., Hexion Inc., Hexion International Coöperatief U.A., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

10.3*	ABL Intercreditor Agreement, dated as of July 1, 2019, among JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the ABL Facility Secured Parties referred to therein, JPMorgan Chase Bank, N.A., as Applicable First-Lien Agent and administrative agent and collateral agent for the First-Lien Secured Parties referred to therein, Hexion Inc., Hexion Intermediate Holding 2, Inc., Hexion International Coöperatief U.A., the other subsidiaries of Hexion Inc. party thereto, each other First-Priority Lien Obligations and each Other First-Priority Lien Obligations Collateral Agent from time to time party thereto (incorporated by reference to Exhibit 10.3 to Hexion Inc.’s Current Report on Form 8-K, filed on July 2, 2019)

10.4*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan

10.5*	Hexion Holdings Corporation 2019 Omnibus Incentive Plan Performance Stock Unit Award Agreement

10.6*	Hexion Holdings Corporation 2019 Omnibus Inventive Plan Restricted Stock Unit Award Agreement

10.7*	Employment Agreement by and between Hexion Inc. and Craig A. Rogerson

10.8*	Hexion Holdings LLC 2020 Incentive Compensation Plan

21.1*	Subsidiaries of Hexion Holdings Corporation

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm (Successor)

Confidential Treatment Requested by Hexion Holdings Corporation

Exhibit Number	Exhibit Description

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm (Predecessor)

23.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature page)

*	To be filed by amendment.

Confidential Treatment Requested by Hexion Holdings Corporation

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on the          day of                 , 2020.

Hexion Holdings Corporation

By:
Name:
Title:

Confidential Treatment Requested by Hexion Holdings Corporation

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Craig A. Rogerson and George F. Knight, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Craig A. Rogerson	President and Chief Executive Officer, Chairman and Director (principal executive officer)	, 2020

George F. Knight	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	, 2020

Patrick J. Bartels	Director	, 2020

Jeffrey D. Benjamin	Director	, 2020

James N. Chapman	Director	, 2020

Joaquín Delgado	Director	, 2020

Carol S. Eicher	Director	, 2020

Michael J. Shannon	Director	, 2020

John K. Wulff	Director	, 2020

Stephen D. Newlin	Director	, 2020